   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1996.

                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------
                               BIONOVA U.S. INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     0723                    75-2632242
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                             6701 SAN PABLO AVENUE
                           OAKLAND, CALIFORNIA 94608
                                (510) 547-2395
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                CARLOS HERRERA
                             6701 SAN PABLO AVENUE
                           OAKLAND, CALIFORNIA 94608
                                (510) 547-2395
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

         JOE A. RUDBERG, ESQ.                  ARNOLD S. JACOBS, ESQ.
        C. NEEL LEMON III, ESQ.               HENRY O. SMITH III, ESQ.
        MICHAEL C. TITENS, ESQ.         PROSKAUER ROSE GOETZ & MENDELSOHN LLP
        THOMPSON & KNIGHT, P.C.                     1585 BROADWAY
    1700 PACIFIC AVENUE, SUITE 3300           NEW YORK, NEW YORK 10036
          DALLAS, TEXAS 75201

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                              PROPOSED MAXIMUM  PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE  AGGREGATE OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)     PER UNIT(2)         PRICE(2)      REGISTRATION FEE(3)
- -----------------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share........     5,511,192 shares      $4.96          $27,335,513           $9,426

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Consists of (a) 4,567,617 shares of Bionova Common Stock issuable upon the conversion pursuant to the Merger of currently outstanding shares of DNAP Common Stock, (b) 943,575 shares of Bionova Common Stock issuable upon the conversion pursuant to the Merger of currently outstanding shares of DNAP Convertible Exchangeable Preferred Stock, and (c) such indeterminate number of shares of Bionova Common Stock issuable (i) upon the conversion pursuant to the Merger of shares of DNAP Common Stock that may be issued from time to time prior to the consummation of the Merger as a result of the exercise of currently outstanding options and warrants to purchase
    DNAP Common Stock, and (ii) upon the conversion pursuant to the Merger of shares of DNAP Common Stock that may be issued from time to time prior to the consummation of the Merger as a result of the conversion of currently outstanding shares of DNAP Convertible Exchangeable Preferred Stock.
(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f) of the Securities Act of 1933, on the
    average of the high and low prices on the Nasdaq National Market of the
    DNAP Common Stock and the DNAP Convertible Exchangeable Preferred Stock to
    be cancelled pursuant to the Merger.
(3) Such fee has already been paid in connection with the related preliminary proxy materials previously filed with the Securities and Exchange
    Commission.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                       DNA PLANT TECHNOLOGY CORPORATION

                                                                August 13, 1996

To the Stockholders of DNA Plant Technology Corporation:

  You are cordially invited to attend a special meeting of the stockholders of DNA Plant Technology Corporation ("DNAP") to be held at 10:00 a.m., local time, on September 26, 1996, at the Marriott Hotel, 200 Marina Boulevard, Berkeley, California (the "Special Meeting").

  The purpose of the Special Meeting is to consider and vote upon a proposal to adopt an Agreement and Plan of Merger (as amended to date, the "Merger Agreement") providing for the Merger (the "Merger") of DNAP with Bionova Acquisition, Inc., a newly-formed Delaware corporation ("Merger Sub") that is wholly-owned by Bionova U.S. Inc. ("Bionova"). Under the terms of the Merger Agreement, upon consummation of the Merger (i) DNAP will become a wholly-owned subsidiary of Bionova; (ii) each share of DNAP's common stock, par value $.01 per share (the "DNAP Common Stock"), outstanding at the effective time of the Merger (other than any shares held in the treasury of DNAP or by any subsidiary of DNAP) will be converted into and represent the right to receive
0.10 shares of common stock, par value $.01 per share, of Bionova ("Bionova Common Stock"); (iii) each share of DNAP's $2.25 Convertible Exchangeable Preferred Stock, par value $.01 per share ("DNAP Convertible Exchangeable Preferred Stock"), outstanding at the effective time of the Merger (other than any shares held in the treasury of DNAP or by any subsidiary of DNAP) will be converted into and represent the right to receive 0.68375 shares of Bionova Common Stock; (iv) stock options and warrants to acquire shares of DNAP Common Stock outstanding at the effective time of the Merger will be assumed by Bionova and become corresponding rights (adjusted in accordance with the exchange ratio set forth above) to acquire shares of Bionova Common Stock; and
(v) cash payments will be made to holders of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock in lieu of issuing fractional shares of Bionova Common Stock. After the Merger, Bionova will be known as DNAP Holding Corporation.

  Holders of record of DNAP Common Stock at the close of business on August 5, 1996, are entitled to notice of, and to vote at, the Special Meeting. Holders of record of DNAP Convertible Exchangeable Preferred Stock at the close of business on August 5, 1996, are entitled to notice of, but not to vote at, the Special Meeting.

  The Merger Agreement and the Merger are more fully described in the enclosed Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex I to the Proxy Statement/Prospectus. Please review the Proxy Statement/Prospectus carefully.

  The Board of Directors of DNAP has retained the investment banking firm of Piper Jaffray Inc. to advise it with respect to the fairness of the consideration to be received in the Merger. Piper Jaffray Inc. has advised the Board that, in its opinion, the proposed aggregate consideration to be offered in the Merger is fair from a financial point of view to the common and preferred stockholders of DNAP as a group. A copy of the opinion of Piper Jaffray Inc. is included as Annex III to the enclosed Proxy Statement/Prospectus.

  The Board of Directors of DNAP believes that the Merger is fair to and in the best interest of the stockholders of DNAP, and unanimously recommends that the holders of DNAP Common Stock vote for the adoption of the Merger Agreement. The directors and executive officers of DNAP who own shares of DNAP Common Stock have indicated to DNAP that they will vote in favor of the adoption of the Merger Agreement.

  THE VOTE OF DNAP COMMON STOCKHOLDERS IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF THE MAJORITY OF THE OUTSTANDING SHARES OF DNAP COMMON STOCK IS REQUIRED TO ADOPT THE MERGER AGREEMENT, SO THE FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE TO REJECT THE MERGER AGREEMENT. ACCORDINGLY, WE URGE HOLDERS OF DNAP COMMON STOCK TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON IF YOU WISH TO DO SO.

                                          Very truly yours,

                                          Robert Serenbetz
                                          Chief Executive Officer

                       DNA PLANT TECHNOLOGY CORPORATION
                             6701 SAN PABLO AVENUE
                           OAKLAND, CALIFORNIA 94608

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

  A special meeting of stockholders of DNA Plant Technology Corporation, a Delaware corporation ("DNAP"), will be held at 10:00 a.m., local time, on September 26, 1996, at the Marriott Hotel, 200 Marina Boulevard, Berkeley, California (the "Special Meeting"), for the following purposes:

    1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of January 26, 1996, as amended to date, among DNAP, Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States, Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States, Bionova U.S. Inc., a Delaware corporation ("Bionova"), and Bionova Acquisition, Inc., a Delaware corporation ("Merger Sub"), pursuant to which, among other things: (i) Merger Sub will be merged with and into DNAP (the "Merger") and DNAP will become a wholly-owned subsidiary of Bionova; (ii) each share of DNAP's common stock, par value $.01 per share (the "DNAP Common Stock"), outstanding at the effective time of the Merger (other than any shares held in the treasury of DNAP or by any subsidiary of DNAP) will be converted into and represent the right to receive 0.10 shares of the common stock, par value $.01 per share, of Bionova ("Bionova Common Stock"); (iii) each share of DNAP's $2.25 Convertible Exchangeable Preferred Stock, par value $.01 per share ("DNAP Convertible Exchangeable Preferred Stock"), outstanding at the effective time of the Merger (other than any shares held in the treasury of DNAP or by any subsidiary of DNAP) will be converted into and represent the right to receive 0.68375 shares of Bionova Common Stock; (iv) stock options and warrants to acquire shares of DNAP Common Stock outstanding at the effective time of the Merger will be assumed by Bionova and become corresponding rights (adjusted in accordance with the exchange ratio set forth above) to acquire shares of Bionova Common Stock; and (v) cash payments will be made to holders of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock in lieu of issuing fractional shares of Bionova Common Stock; and

    2. To transact any such other business as may properly come before the meeting or any adjournment or adjournments thereof.

  Holders of record of DNAP Common Stock at the close of business on August 5, 1996, are entitled to notice of, and to vote at, the Special Meeting. Holders of record of DNAP Convertible Exchangeable Preferred Stock at the close of business on August 5, 1996, are entitled to notice of, but not to vote at, the Special Meeting.

  A proxy and return envelope are enclosed for your convenience.

                                          By Order of the Board of Directors,

                                          Robert Serenbetz
                                          Chairman of the Board and
                                          Chief Executive Officer

August 13, 1996

                            YOUR VOTE IS IMPORTANT

 THE HOLDERS OF DNAP COMMON STOCK SHOULD PLEASE MARK, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED SELF-ADDRESSED, STAMPED ENVELOPE.

 PLEASE DO NOT SURRENDER YOUR DNAP STOCK CERTIFICATES FOR EXCHANGE AT THIS
 TIME.

                       DNA PLANT TECHNOLOGY CORPORATION

                                PROXY STATEMENT

                               ----------------

                               BIONOVA U.S. INC

                                  PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to the stockholders of DNA Plant Technology Corporation, a Delaware corporation ("DNAP"), in connection with the solicitation of proxies by the Board of Directors of DNAP for use at the special meeting of stockholders of DNAP to be held on September 26, 1996 (the "Special Meeting") and any adjournment or adjournments thereof. At the Special Meeting, the holders of DNAP's common stock, par value $.01 per share (the "DNAP Common Stock"), will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of January 26, 1996, as amended (the "Merger Agreement"), providing, among other things, for the merger of DNAP with Bionova Acquisition, Inc., a newly-formed Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Bionova U.S. Inc., a Delaware corporation ("Bionova"), on the terms described in this Proxy Statement/Prospectus (the "Merger"). See "The Merger and Related Transactions."

  This Proxy Statement/Prospectus also constitutes a prospectus of Bionova covering the shares of the common stock, par value $.01 per share, of Bionova (the "Bionova Common Stock") to be issued in connection with the Merger in exchange for outstanding shares of DNAP Common Stock and DNAP's $2.25 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "DNAP Convertible Exchangeable Preferred Stock"), except for any shares of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock (collectively, "DNAP Stock") held in the treasury of DNAP or held by any subsidiary of DNAP, which shares of DNAP Stock will be cancelled. The shares of Bionova Common Stock to be issued in the Merger to holders of DNAP Stock will represent 30% of the aggregate shares of Bionova Common Stock outstanding immediately after the consummation of the Merger. The remaining outstanding shares of Bionova Common Stock will be owned of record by Bionova International, Inc., a Delaware corporation ("Bionova International"), which is an indirect wholly-owned subsidiary of Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ELM").

  The information contained herein with respect to Bionova and its affiliates has been provided by Bionova, and the information contained herein with respect to DNAP and its affiliates has been provided by DNAP.

   THE  SECURITIES  OFFERED HEREBY  INVOLVE  A HIGH  DEGREE OF  RISK.  DNAP
       STOCKHOLDERS   SHOULD  CAREFULLY   CONSIDER   THE  FACTORS   SET
           FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 20.

 THE BIONOVA COMMON STOCK OFFERED HEREBY HAS NOT BEEN APPROVED OR DISAPPROVED
  BY  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
   COMMISSION NOR HAS  THE SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE
    SECURITIES  COMMISSION PASSED  UPON  THE FAIRNESS  OR  MERITS OF  THIS
     TRANSACTION  NOR UPON THE  ACCURACY OR  ADEQUACY OF  THE INFORMATION
      CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS
       A CRIMINAL OFFENSE.

                               ----------------

 This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of DNAP on or about August 13, 1996.

        The date of this Proxy Statement/Prospectus is August 13, 1996.

                             AVAILABLE INFORMATION

  DNAP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files with the Securities and Exchange Commission (the "Commission") periodic reports, proxy statements and other information, which may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed rates. DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock are traded on the Nasdaq National Market.

  Bionova has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to which this Proxy Statement/Prospectus relates. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information can be inspected at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of such material can be obtained as described above. For further information, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                               ----------------

  INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING WITHOUT LIMITATION INFORMATION CONTAINED IN THE SECTIONS TITLED "THE MERGER AND RELATED TRANSACTIONS--OPINION OF DNAP'S FINANCIAL ADVISOR," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE BIONOVA SUBSIDIARIES" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DNAP," INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WHICH CAN BE IDENTIFIED BY USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "PLANS," "ANTICIPATE," "ESTIMATE," "POTENTIAL" OR "CONTINUE" OR THE NEGATIVE THEREOF, OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY REFERENCE TO FINANCIAL DATA FOR FUTURE PERIODS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. THE "RISK FACTORS" COMMENCING ON PAGE 20 OF THIS PROXY STATEMENT/PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE OFFERING AND SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH IT RELATES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN OR IN THE AFFAIRS OF DNAP OR BIONOVA SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                               ----------------

  FreshWorld Farms (R), VegiSnax (R), Endless Summer (R) and Transwitch (R) are registered trademarks of DNAP or its subsidiaries. Master's Touch (R) is a registered trademark of certain subsidiaries of Bionova. Premier Seleccion (R) is a registered trademark that has been licensed to certain subsidiaries of Bionova by an affiliate.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   2
SUMMARY...................................................................   6
  The Companies...........................................................   6
  The Special Meeting.....................................................   6
  The Merger and Related Transactions.....................................   7
  Recommendation of DNAP's Board of Directors and Related Matters.........  11
  Risk Factors............................................................  13
  Other Information.......................................................  13
  Summary Historical Financial Data.......................................  15
  Summary Unaudited Pro Forma Condensed Combined Financial Data...........  17
  Comparative Per Share Data..............................................  18
  Preliminary Second Quarter Results......................................  19
RISK FACTORS..............................................................  20
  Risks Relating to Rejection of the Merger; DNAP's Lack of Liquidity;
   Possible Delisting of DNAP Shares; Possible Loss of DNAP's Patent
   Rights.................................................................  20
  Lack of Adequate Management Information Systems and Controls............  20
  Historical Losses and Accumulated Deficits..............................  20
  Possible Need for Additional Financing..................................  21
  Threatened Litigation Concerning DNAP Convertible Exchangeable Preferred
   Stock; Potential Issuances of Additional Bionova Common Stock..........  21
  Governmental and Economic Risks Associated with Foreign Operations......  21
  Agribusiness Risks......................................................  22
  Conflicts of Interest among Bionova and its Affiliates..................  23
  Limitations on Actions that Are Not Acceptable to the Controlling
   Stockholder............................................................  24
  Risks Associated with Marketing of Premium Quality Produce..............  24
  Possible Loss of Short Term Research Contracts..........................  24
  No Assurance of Commercial Success of Products Being Developed and
   Marketed...............................................................  24
  No Assurance of Public Acceptance of Genetically Engineered Products....  24
  Possible Development of Superior Technology by Competitors..............  25
  Dependence on One Supplier..............................................  25
  No Assurance of Proprietary Protection..................................  25
  Numerous Competitors....................................................  25
  Compliance with Extensive Governmental Regulation.......................  26
  Possible Product Liability Claims.......................................  26
  Dilution................................................................  26
  No Adjustments to Reflect Changes in Stock Prices.......................  26
  Bionova Common Stock Price Volatility...................................  26
  Possible Decline in Stock Price Resulting from Future Sales of Bionova
   Common Stock...........................................................  27
  No Dividends............................................................  27
THE SPECIAL MEETING.......................................................  27
  General.................................................................  27
  Matter to be Considered at the Special Meeting..........................  27
  Voting and Proxies......................................................  27
  Proxy Voting, Revocations and Abstentions...............................  28
  Solicitation............................................................  28
THE MERGER AND RELATED TRANSACTIONS.......................................  29
  General.................................................................  29
  ELM's Reasons for the Merger............................................  30
  Background of the Merger and DNAP's Reasons for the Merger..............  30
  Recommendation of DNAP's Board of Directors.............................  35

                                                                           PAGE
                                                                           ----
  Opinion of DNAP's Financial Advisor....................................   35
  Regulatory Approval....................................................   42
  Market for Bionova Common Stock........................................   42
  DNAP's Nasdaq Listing..................................................   42
  Conflicts of Interest..................................................   42
  Resales of Bionova Common Stock Issued Pursuant to the Merger..........   44
  Appraisal Rights.......................................................   44
  Certain Federal Income Tax Consequences................................   44
  Accounting Consequences of the Merger and Related Transactions.........   46
THE MERGER AGREEMENT AND RELATED AGREEMENTS..............................   46
  The Merger Agreement...................................................   46
  The Loan Agreement.....................................................   51
  The Sole License Agreement and the Non-Exclusive License Agreement.....   51
  The Long Term Funded Research Agreement................................   52
  The Governance Agreement...............................................   52
BUSINESS OF BIONOVA......................................................   55
  Overview...............................................................   55
  Background.............................................................   56
  Production.............................................................   56
  Marketing and Distribution.............................................   57
  Competition............................................................   58
  Potential Acquisition..................................................   58
  Intellectual Property..................................................   58
  Properties.............................................................   58
  Employees..............................................................   59
  Potential Trade Restraints on Tomatoes and other Fresh Vegetables......   59
  Legal Proceedings......................................................   60
SELECTED COMBINED HISTORICAL FINANCIAL DATA OF THE BIONOVA SUBSIDIARIES..   61
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF THE BIONOVA SUBSIDIARIES...............................   62
  Business Overview......................................................   62
  Business Environment and Risks.........................................   62
  Results of Operations..................................................   63
  Capital Expenditures...................................................   66
  Acquisition............................................................   66
  Liquidity and Capital Resources........................................   66
BUSINESS OF DNAP.........................................................   67
  Summary................................................................   67
  Products...............................................................   68
  Research and Technology................................................   69
  Advanced Biotechnological Breeding.....................................   70
  Plant Genetic Engineering..............................................   70
  Proprietary Protection.................................................   72
  Governmental Regulation................................................   73
  Production, Marketing and Distribution.................................   74
  Competition............................................................   75
  Employees and Consultants..............................................   75
  Properties.............................................................   75
  Legal Proceedings......................................................   76
MARKET PRICES OF DNAP COMMON STOCK AND RELATED MATTERS...................   77

                                                                           PAGE
                                                                           ----
BENEFICIAL OWNERSHIP OF DNAP COMMON STOCK BY CERTAIN STOCKHOLDERS AND
 MANAGEMENT..............................................................   78
  Principal Stockholders.................................................   78
  Beneficial Ownership by Directors and Management of DNAP...............   79
SELECTED CONSOLIDATED FINANCIAL DATA OF DNAP.............................   80
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF DNAP...................................................   83
  General................................................................   83
  Results of Operations..................................................   83
  Liquidity and Capital Resources........................................   86
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF BIONOVA..   88
BIONOVA..................................................................   94
  Corporate Organization.................................................   94
  Description of Capital Stock...........................................   94
COMPARISON OF CERTIFICATES OF INCORPORATION AND BYLAWS...................   94
  General................................................................   94
  Authorized Capital Stock...............................................   95
  Directors..............................................................   95
  Special Meetings of Stockholders.......................................   95
  Action by Written Consent of Stockholders..............................   95
  Amendment of Bylaws....................................................   95
  Liability of Directors and Officers....................................   96
  Delaware Anti-Takeover Law.............................................   96
PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF BIONOVA.........................   96
  Principal Stockholders.................................................   96
  Directors and Executive Officers.......................................   96
  Executive Compensation.................................................   99
  Certain Relationships and Related Transactions.........................  100
EXPERTS..................................................................  101
LEGAL OPINION............................................................  101
STOCKHOLDER PROPOSALS....................................................  101
INDEX TO FINANCIAL STATEMENTS............................................  F-1

ANNEX I--Agreement and Plan of Merger and amendments thereto
ANNEX II--Form of Governance Agreement
ANNEX III--Opinion of Piper Jaffray Inc.

                                    SUMMARY

  The following summary is intended only to highlight certain information contained in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto. Holders of DNAP Stock should carefully consider the factors set forth in "Risk Factors."

THE COMPANIES

 DNAP......................   DNAP is an agribusiness biotechnology company
                              focused on the development and application of genetic engineering and transformation technologies in plants, as well as development and marketing of premium, differentiated, fresh and processed, branded fruits and vegetables.
                              DNAP uses advanced breeding, genetic engineering and other biotechniques to achieve improvements in taste, texture, product form, color and shelf life of produce and to improve production characteristics, such as disease resistance and production or processing yields. See "Business of DNAP." DNAP's principal executive offices are located at 6701 San Pablo Ave., Oakland,
                              California 94608. The phone number is
                              (510) 547-2395.

 Bionova...................   Bionova is a holding company that owns a
                              controlling interest in the Bionova Subsidiaries.
                              The "Bionova Subsidiaries" are Agricola Batiz,
                              S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ABSA"),
                              International Produce Holding Company, a Delaware corporation ("IPHC"), and their respective subsidiaries. ABSA and its subsidiaries engage in the business of growing, marketing and distributing fresh produce in Mexico and exporting fresh produce to the United States and other markets. IPHC and its subsidiaries engage in the business of marketing and distributing fresh produce in the United States and Canada. In
                              1995, the Bionova Subsidiaries generated nearly
                              $198 million in combined total revenues. See
                              "Business of Bionova." Bionova's principal executive offices are located at 6701 San Pablo
                              Ave., Oakland, California 94608. The phone number is (510) 547-2395. At or prior to the Closing
                              Date, Bionova's corporate name will be changed to DNAP Holding Corporation.

THE SPECIAL MEETING

 Date, Time and Place of
  Special Meeting..........   The Special Meeting will be held at 10:00 a.m.
                              (local time) on September 26, 1996, at the Marriott Hotel, 200 Marina Boulevard, Berkeley,
                              California.

 Purpose of the Special
  Meeting..................   The purpose of the Special Meeting is to consider
                              and vote upon a proposal to adopt the Merger
                              Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex I.

 Stockholders Entitled to
  Vote.....................   Holders of record of shares of DNAP Common Stock
                              at the close of business on August 5, 1996, are entitled to notice of and to vote at the Special
                              Meeting. At such date, there were 45,676,168 shares of DNAP Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Special Meeting. Holders of record at the close of business on August 5, 1996, of DNAP Convertible Exchangeable Preferred
                              Stock are entitled to notice of, but not to vote at, the Special Meeting. At such date there were outstanding 1,380,000 shares of DNAP Convertible
                              Exchangeable Preferred Stock.

 Required Vote.............   The affirmative vote of the holders of a majority
                              of the shares of DNAP Common Stock outstanding on the record date is required to adopt the Merger
                              Agreement. As of March 31, 1996, the directors and executive officers of DNAP and their affiliates owned an aggregate of 334,813 shares of DNAP Common Stock (less than one percent of the outstanding shares of DNAP Common Stock).
                              DNAP has been advised that all of such shares will be voted in favor of the adoption of the Merger Agreement. See "The Special Meeting--
                              Voting and Proxies" and "Beneficial Ownership of
                              DNAP Common Stock by Certain Stockholders and
                              Management."

THE MERGER AND RELATED TRANSACTIONS

 Effective Time............   The Merger will become effective upon the filing
                              of a certificate of merger with the Secretary of State of Delaware. The filing is expected to occur as promptly as practicable following the adoption of the Merger Agreement by holders of DNAP Common Stock and the satisfaction or waiver, where permissible, of the other conditions to the consummation of the Merger. The date on which the Merger becomes effective is referred to herein as the "Closing Date" and the time at which the Merger becomes effective is referred to herein as the "Effective Time."

 The Merger................   At the Effective Time: (i) Merger Sub will be
                              merged with and into DNAP; (ii) DNAP will become a wholly-owned subsidiary of Bionova; (iii) each share of DNAP Common Stock issued and outstanding at the Effective Time will be converted into and represent the right to receive 0.10 shares of Bionova Common Stock, each share of DNAP
                              Convertible Exchangeable Preferred Stock issued and outstanding at the Effective Time will be converted into and represent the right to receive
                              0.68375 shares of Bionova Common Stock, except for any shares of DNAP Stock held in the treasury of DNAP or held by any subsidiary of DNAP, which shares will be cancelled; (iv) each option and warrant to purchase shares of DNAP Common Stock outstanding at the Effective Time will be assumed by Bionova and become a corresponding right
                              (adjusted in accordance with the exchange ratio set forth above) to purchase shares of Bionova
                              Common Stock; and (v) cash payments will be made to holders of DNAP Stock in lieu of issuing fractional shares of Bionova Common Stock. See "The Merger
                              Agreement and Related Agreements--The Merger
                              Agreement."

 Loan Agreement............   In connection with the Merger Agreement, Bionova
                              and DNAP entered into a Loan Agreement, dated
                              January 26, 1996 (the "Loan Agreement"). Pursuant to the Loan Agreement, Bionova loaned $5 million to DNAP on January 26, 1996 and an additional $5 million to DNAP on July 1, 1996 (collectively, the "Loan"). The outstanding principal balance of the Loan bears interest at the rate of 10.25% per annum and, together with all accrued interest thereon, will become due and payable on the earlier of (i) January 26, 1999 or (ii) the date on which DNAP consummates an Alternative
                              Transaction (as defined in the Merger Agreement).
                              The Loan may be accelerated by Bionova at any time during the continuance of certain events of default specified in the Loan Agreement and may be prepaid by DNAP at any time without premium or penalty. A percentage of certain royalty fees to be received by DNAP must be used to satisfy
                              DNAP's obligations under the Loan Agreement. The
                              Loan is secured by the assignment to Bionova of DNAP's right, title and interest in the patents relating to DNAP's Transwitch gene suppression technology (the "Transwitch Patents"), and
                              Bionova may require additional security under certain circumstances. Prior to DNAP repaying the Loan in full, DNAP may not pay any dividends on, or make other distributions in respect of, any class of its capital stock, or take certain other actions, without the written consent of Bionova.
                              See "The Merger Agreement and Related
                              Agreements--The Loan Agreement."

 Capital Contribution to
  Bionova..................   In order to provide Bionova with the funds
                              necessary to carry out its obligations under the Loan Agreement and pursuant to the Merger
                              Agreement, an affiliate of Bionova, Bionova S.A.
                              de C.V., a corporation organized under the laws of the United Mexican States ("Bionova Mexico"), provided $10 million in loans and capital to Bionova from sources other than the Bionova
                              Subsidiaries. If the Merger is consummated, ELM, or an affiliate thereof, will contribute an amount equal to the then outstanding balance of such loans, if any, to the capital of Bionova. On or before the consummation of the Merger, ELM has also agreed to make, or cause to be made, an additional capital contribution of $8 million in cash to Bionova.

 Patent Licenses...........   As noted above, DNAP has assigned to Bionova all
                              of its right, title and interest in and to the Transwitch Patents as security for the Loan.
                              Bionova and DNAP have entered into the Sole
                              Patent License Agreement, dated as of January 26,
                              1996 (the "Sole License Agreement"), pursuant to which Bionova granted back to DNAP an exclusive, royalty-free license to use the Transwitch
                              Patents to develop and market products using the products or processes covered by such patents and to satisfy DNAP's obligations under existing licenses of the Transwitch Patents. Under the Loan Agreement, Bionova is obligated to assign the Transwitch Patents back to DNAP upon DNAP's full repayment of the Loan. If Bionova accelerates the maturity of the Loan as a result of an event of default under the Loan Agreement, DNAP's right to have the Transwitch Patents reassigned to it will terminate and the license to use the Transwitch
                              Patents granted by Bionova to DNAP under the Sole
                              License Agreement will convert to a non-exclusive, royalty-free license to use the Transwitch Patents. If the Merger is not consummated, any such termination of DNAP's right to reacquire the Transwitch Patents and loss of the exclusive rights to use the Transwitch
                              Patents would have a material adverse effect on DNAP's business and prospects.

                              The Sole License Agreement provides that Bionova may not make any use of the Transwitch Patents on its own behalf prior to the termination of DNAP's rights to have the Transwitch Patents reassigned to it, except to the extent Bionova has such rights under the Non-Exclusive License Agreement described below. DNAP may enter into sublicenses of the Transwitch Patents only to entities which fund at least $350,000 of research by DNAP in any three-year period, and only if the sublicense is non-exclusive, relates solely to the development and commercialization of products or processes resulting from the funded research, bears commercially reasonable royalties and 50% of the royalties received by DNAP are paid by it to Bionova to reduce its outstanding obligations under the Loan Agreement. DNAP may also enter into sublicenses of the Transwitch Patents with other entities with the approval of Bionova, which approval has been obtained in certain cases. DNAP and Bionova have also entered into a non-exclusive patent license agreement (the "Non-Exclusive License Agreement") under which Bionova was granted a license to use the Transwitch Patents except in certain specified areas. See "The Merger Agreement and Related Agreements--The Sole License Agreement and the Non-Exclusive License Agreement."

 Guarantee of Certain DNAP
  Indebtedness.............   Pursuant to the Merger Agreement, for three years
                              following the Closing Date, ELM has agreed to provide when requested by Bionova a guarantee of Bionova's indebtedness to a financial institution under a loan or line of credit provided that: (i)
                              ELM's maximum exposure under such guarantee is limited to $20 million and (ii) the documents evidencing such loan or line of credit provide that the aggregate amount loaned to Bionova thereunder will not exceed at any time the sum of
                              (x) 80% of the accounts receivable of Bionova and its consolidated subsidiaries and (y) 50% of the inventories of Bionova and its consolidated subsidiaries and such loan is secured by such accounts receivable and inventories. See "The
                              Merger Agreement and Related Agreements--The
                              Merger Agreement."

 Long Term Funded Research
  Agreement................   On the Closing Date, ELM and DNAP will enter into
                              a Long Term Funded Research Agreement (the "Long
                              Term Funded Research Agreement") pursuant to which they will use their best efforts to agree on research projects to be conducted by DNAP for ELM or its affiliates. The Long Term Funded
                              Research Agreement provides that DNAP will be paid $30 million over a 10-year period, with minimum funding (subject to carryforwards) of $9 million in any three-year period and at least
                              $625,000 due each quarter until such $30 million has been paid. Intellectual property developed by DNAP in connection with a project will belong to ELM and/or its affiliates, and such entities will retain the exclusive rights to commercialization of such intellectual property in the project's intended market. DNAP will have a perpetual, royalty-free (i) non-exclusive license to use such intellectual property for research purposes in the project's intended market and (ii) sole license to use and commercialize such intellectual property in all other markets. See
                              "The Merger Agreement and Related Agreements--The
                              Long Term Funded Research Agreement."

 Governance Agreement......   On the Closing Date, ELM and Bionova will enter
                              into a Governance Agreement (the "Governance
                              Agreement") which, among other things, will provide for certain arrangements with respect to the composition of Bionova's Board of Directors prior to the 1999 annual meeting of stockholders of Bionova and will restrict the ability of ELM and its affiliates to acquire or dispose of shares of Bionova Common Stock prior to the third anniversary of the Closing Date. In addition, under the Governance Agreement, the approval of a majority of the DNAP Independent Directors (as defined in the Governance Agreement) will be required to approve (i) certain transactions between ELM and its affiliates, on one hand, and Bionova, on the other, and (ii) certain acquisitions of Bionova Common Stock by ELM or its affiliates. A copy of the Governance
                              Agreement is attached to this Proxy
                              Statement/Prospectus as Annex II. See "The Merger
                              Agreement and Related Agreements--The Governance
                              Agreement."

 Regulatory Approval.......   The Merger is subject to certain Mexican laws
                              that require the Merger and related transactions to be approved by both the Mexican Foreign
                              Investment Commission (the "MFIC") and the
                              Mexican Federal Competition Commission (the
                              "MFCC") prior to the Effective Time. The requisite filings were made with the MFIC and the MFCC on February 26, 1996, and May 3, 1996, respectively. The approvals of the MFIC and the MFCC were obtained on May 2, 1996 and May 24,
                              1996, respectively. See "The Merger and Related
                              Transactions--Regulatory Approval."

                              The Merger is also subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and DNAP and Bionova received notice of

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

                              termination of the applicable waiting period under the HSR Act on March 15, 1996. See "The Merger and Related Transactions--Regulatory Approval."

 Conditions to the Merger;
  Waiver and Amendment.....   The consummation of the Merger is subject to the
                              satisfaction of a number of conditions set forth in the Merger Agreement. The Merger Agreement provides that the parties may amend the Merger
                              Agreement by an instrument in writing signed on behalf of all of the parties to the Merger
                              Agreement. Any condition to the Merger that legally may be waived may be waived at any time by the party or parties entitled to the benefit thereof. See "The Merger Agreement and Related
                              Agreements--The Merger Agreement."

 Termination...............   The Merger Agreement may be terminated if not
                              adopted by the holders of DNAP Common Stock and
                              may also be terminated prior to the Effective
                              Time under certain circumstances, including by:
                              (i) mutual agreement of DNAP and Bionova; (ii)
                              either DNAP or Bionova if the Merger has not been
                              effected on or prior to October 31, 1996, unless
                              the failure to effect the Merger is due to a
                              breach of the Merger Agreement by the party
                              seeking to terminate it; (iii) either DNAP or
                              Bionova, if there has been a material
                              misrepresentation or material breach in the
                              representations, warranties or covenants of ELM,
                              Bionova Mexico, Bionova or Merger Sub, on the one
                              hand, or DNAP, on the other; or (iv) by either
                              DNAP or Bionova if the Board of Directors of DNAP
                              has approved and/or recommended an Alternative
                              Transaction to the stockholders of DNAP. See "The
                              Merger Agreement and Related Agreements--The
                              Merger Agreement."

 Federal Income Tax
  Consequences.............   The Merger is intended to qualify as a
                              reorganization under Section 368 of the Internal
                              Revenue Code of 1986, as amended (the "Code").
                              Thompson & Knight, P.C. has delivered a legal opinion to Bionova stating that the Merger will constitute a non-taxable transaction for holders of DNAP Stock, except to the extent of cash received, if any, in lieu of fractional shares of Bionova Common Stock. For a discussion of these and other federal income tax considerations in connection with the Merger, see "The Merger and Related Transactions--Certain Federal Income Tax
                              Consequences."

RECOMMENDATION OF DNAP'S BOARD OF DIRECTORS AND RELATED MATTERS

 Recommendation of DNAP's
  Board of Directors.......   The terms of the Merger, including the Merger
                              consideration, were determined as a result of negotiations between the parties. See "The Merger and Related Transactions--Background of the
                              Merger." DNAP'S BOARD OF DIRECTORS UNANIMOUSLY
                              APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT
                              THE HOLDERS OF DNAP COMMON STOCK ADOPT THE MERGER
                              AGREEMENT.

                              The Board of Directors of DNAP determined that the Merger is fair to its stockholders for the following reasons: (i) the potential for business growth and development arising from the combination of DNAP's biotechnology research and development capability with the fresh produce production and distribution businesses of the Bionova Subsidiaries; and (ii) the Merger and related transactions are expected to provide DNAP with the financial resources necessary to enable it to continue the research, development and marketing of its products.

                              In addition, the DNAP Board of Directors determined that the Merger offers the best available alternative for continuing the operations of DNAP and the investment of DNAP's stockholders therein. This determination was based on (i) DNAP's continuing need to raise new capital or enter into a strategic alliance or transaction with a third party to remain viable,
                              (ii) the impracticality of attempting to raise additional equity capital, (iii) the extensive efforts by DNAP and its financial advisors to expose DNAP to all available strategic partners or transactions and to explore all available strategic alternatives and (iv) the lack of interest by any third party, other than ELM, in pursuing a transaction with DNAP on terms that would be acceptable to DNAP and its stockholders. In addition, if the Merger is not consummated, it is doubtful that the DNAP Stock will continue to be listed on either the Nasdaq National Market or the Nasdaq SmallCap Market. See "The Merger and Related Transactions--DNAP's Nasdaq Listing."

                              The DNAP Board of Directors also considered the opinion of DNAP's financial advisor discussed below. See "The Merger and Related Transactions-- Recommendation of DNAP's Board of Directors."

 Opinion of Financial
  Advisor..................   Piper Jaffray Inc. ("Piper Jaffray") has acted as
                              financial advisor to DNAP in connection with the Merger and delivered to the Board of Directors of DNAP its written opinion, dated January 26, 1996, to the effect that, as of such date, based upon the considerations described therein, the proposed aggregate consideration to be offered in the Merger is fair from a financial point of view to the holders of DNAP Stock as a group. Prior to the approval of an amendment to the Merger
                              Agreement by DNAP's Board of Directors on July
                              30, 1996, Piper Jaffray issued its opinion dated
                              July 30, 1996, which reaffirmed as of such date its earlier opinion. For information concerning the procedures followed and other matters considered by Piper Jaffray in reaching its opinion, the fees received or to be received by Piper Jaffray, Piper Jaffray's ownership of DNAP
                              Stock and certain other matters, see "The Merger
                              Agreement and Related Transactions--Opinion of
                              DNAP's Financial Advisor." Piper Jaffray's opinion dated July 30, 1996 is attached to this Proxy Statement/Prospectus as Annex III, and holders of DNAP Stock are urged to read carefully such opinion in its entirety.

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


 Conflicts of Interests....   Holders of DNAP Stock should be aware that (i) if
                              the Merger is consummated, Robert Serenbetz, Chairman, Chief Executive Officer and President of DNAP, will become a director of Bionova, as will Gerald Laubach, Evelyn Berezin and Douglas
                              Luke, Jr., each of whom is currently a director of DNAP; (ii) Robert Serenbetz, John Bedbrook,
                              David Evans and Stephen Prichard, each of whom is an executive officer of DNAP, have surrendered certain options to purchase a number of shares of DNAP Common Stock and Bionova has agreed to grant to each of them at the Effective Time options to purchase the same number of shares of Bionova
                              Common Stock (adjusted in accordance with the exchange ratio applicable to the Merger) on terms substantially similar to those of the surrendered options; (iii) DNAP has entered into severance agreements with each of the four executive officers of DNAP named above, as well as four other members of senior management of DNAP; and
                              (iv) the Merger Agreement and the Governance
                              Agreement require DNAP and Bionova to provide to their directors certain indemnification rights and liability insurance. See "The Merger
                              Agreement and Related Agreements--Conflicts of
                              Interest" and "--Governance Agreement."

RISK FACTORS

  The decision to vote for or against the adoption of the Merger Agreement should be made only after careful consideration of the factors set forth under "Risk Factors." The risk factors described in that section include risks relating to rejection of the merger; DNAP's lack of liquidity; possible delisting of DNAP shares; possible loss of DNAP's patent rights; lack of adequate management information systems and controls; historical losses and accumulated deficits; possible need for additional financing; threatened litigation concerning DNAP Convertible Exchangeable Preferred Stock; potential issuances of additional Bionova Common Stock; governmental and economic risks associated with foreign operations; agribusiness risks; conflicts of interest among Bionova and its affiliates; limitations on actions that are not acceptable to the controlling stockholder; risks associated with marketing of premium quality produce; possible loss of short term research contracts; no assurance of commercial success of products being developed and marketed; no assurance of public acceptance of genetically engineered products; possible development of superior technology by competitors; dependence on one supplier; no assurance of proprietary protection; numerous competitors; compliance with extensive governmental regulation; possible product liability claims; dilution; no adjustments to reflect changes in stock prices; Bionova Common Stock price volatility; possible decline in stock price resulting from future sales of Bionova Common Stock; and no dividends.

OTHER INFORMATION

 Market Prices of DNAP
  Stock....................   DNAP Common Stock and DNAP Convertible
                              Exchangeable Preferred Stock are listed for trading on the Nasdaq National Market.

                              On January 26, 1996, the last trading day before the joint public announcement by DNAP and Bionova of the proposed Merger, the closing sale prices as reported on the Nasdaq National Market for DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock were $0.875 and $6.625, respectively. On August 8, 1996, the closing sale prices as reported on the Nasdaq National Market for DNAP Common Stock and DNAP Convertible

                              Exchangeable Preferred Stock were $0.53 and
                              $3.25, respectively. Holders of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock are urged to obtain current market quotations for their shares. See "Market Prices of DNAP Common Stock and Related Matters."


 Market for Bionova Common
  Stock....................   It is anticipated that the Bionova Common Stock
                              will be listed for trading on the Nasdaq National
                              Market.

 Rights of Stockholders....   The Certificate of Incorporation and Bylaws of
                              Bionova give holders of Bionova Common Stock substantially the same rights as those afforded to holders of DNAP Common Stock under the Certificate of Incorporation and Bylaws of DNAP, except that stockholders of Bionova do not have the power to call a special meeting of stockholders. See "Comparison of Certificates of Incorporation and Bylaws." However, due to their minority position, holders of Bionova Common
                              Stock who were formerly holders of DNAP Stock will have little influence over the election of directors and decisions with respect to certain corporate actions that require the approval of a majority of the stockholders. See "Risk Factors--
                              Dilution" and "The Merger Agreement and Related
                              Agreements--The Governance Agreement."

 No Dividends..............   Following the Merger, Bionova does not intend to
                              pay dividends on the Bionova Common Stock, but instead will retain any amounts otherwise available to pay such dividends to fund the operations of Bionova and its subsidiaries. See
                              "Risk Factors--No Dividends."

 Appraisal Rights..........   Under the General Corporation Law of the State of
                              Delaware (the "DGCL"), the holders of DNAP Common
                              Stock and DNAP Convertible Exchangeable Preferred
                              Stock are not entitled to appraisal rights with
                              respect to the Merger because the DNAP Common
                              Stock and the DNAP Convertible Exchangeable
                              Preferred Stock were quoted on the Nasdaq
                              National Market on the record date for the
                              Special Meeting and the Bionova Common Stock to
                              be issued pursuant to the Merger will be listed
                              on the Nasdaq National Market and held of record
                              by more than 2,000 holders as of the Effective
                              Time. See "The Merger and Related Transactions--
                              Appraisal Rights."
 Surrender of
  Certificates.............   The Bank of New York will act as the exchange
                              agent (the "Exchange Agent") to exchange certificates representing DNAP Stock for certificates representing Bionova Common Stock in accordance with the terms of the Merger
                              Agreement. Promptly after the Effective Time, the
                              Exchange Agent shall mail to each record holder of DNAP Stock a letter of transmittal (the
                              "Letter of Transmittal") and instructions to effect the exchange of certificates. CERTIFICATES
                              SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF
                              TRANSMITTAL IS RECEIVED. See "The Merger
                              Agreement and Related Agreements--The Merger
                              Agreement--Exchange of DNAP Stock."

SUMMARY HISTORICAL FINANCIAL DATA

  The following tables set forth summary historical financial data for (i) DNAP for each of the five fiscal years in the period ended December 31, 1995, and for the three months ended March 31, 1996 and 1995, and (ii) the Bionova Subsidiaries, for each of the three fiscal years in the period ended December 31, 1995 and for the three months ended March 31, 1996 and 1995. The data presented below has been derived from and should be read in conjunction with the consolidated financial statements of DNAP and the combined financial statements of the Bionova Subsidiaries and the related notes thereto set forth elsewhere in this Proxy Statement/Prospectus. Summary unaudited financial data at March 31, 1996 and for the three months ended March 31, 1996 and 1995 for DNAP and the Bionova Subsidiaries include all adjustments (consisting only of normally recurring adjustments) that DNAP and the Bionova Subsidiaries each consider necessary for a fair presentation of their respective consolidated or combined operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Bionova Subsidiaries" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of DNAP" for a discussion of matters that affect the comparability of the information presented.

             SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA OF DNAP
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          THREE MONTHS
                              ENDED
                            MARCH 31,                YEARS ENDED DECEMBER 31,
                         ----------------  ------------------------------------------------
                          1996     1995      1995      1994      1993      1992      1991
                         -------  -------  --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
 Total revenues......... $ 4,258  $ 4,890  $ 14,349  $ 16,331  $  9,027  $ 10,503  $ 10,902
 Loss from continuing
  operations............  (2,711)  (2,135)  (14,046)  (24,370)  (31,448)  (13,630)  (13,669)
 Net loss...............  (2,647)  (2,111)  (14,046)  (26,283)  (33,942)  (18,161)  (14,941)
 Preferred stock
  dividends.............    (776)    (776)   (2,343)   (3,105)   (3,105)   (3,105)     (776)
 Net loss applicable to
  common stockholders...  (3,423)  (2,887)  (16,389)  (29,388)  (37,047)  (21,266)  (15,717)
 Net loss per common
  share from continuing
  operations............    (.08)    (.09)     (.47)    (1.02)    (1.67)     (.99)     (.75)
 Weighted average number
  of common and common
  equivalent shares
  outstanding...........  42,847   30,793    34,823    28,868    22,156    21,572    20,818

                               AT                  AT DECEMBER 31,
                            MARCH 31, -----------------------------------------
                              1996     1995    1994    1993     1992     1991
                            --------- ------- ------- ------- -------- --------
BALANCE SHEET DATA:
 Cash and temporary
  investments..............  $ 3,629  $ 1,742 $ 4,489 $ 7,695 $ 27,364 $ 40,228
 Accounts receivable, net..    2,191    1,922   2,344   2,418    1,180    1,074
 Inventories...............      287      380   1,168     --       --         -
 Current assets............    6,639    5,507   9,501  12,304   29,664   42,607
 Total assets..............   12,809   11,821  16,550  22,625   36,170   49,153
 Short-term debt...........      --       204     --      --       --       --
 Current liabilities.......    4,782    5,247   7,055   9,718    5,609    2,855
 Long-term debt............    6,331      709     --      --       --       --
 Stockholders' equity......    1,696    5,049   8,692  12,304   30,561   46,298

   SUMMARY COMBINED HISTORICAL FINANCIAL DATA OF THE BIONOVA SUBSIDIARIES(1)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                         THREE MONTHS ENDED
                              MARCH 31,          YEARS ENDED DECEMBER 31,
                         --------------------  --------------------------------
                           1996       1995       1995      1994     1993
                         ---------  ---------  --------  --------  -------
STATEMENT OF OPERATIONS
 DATA:
  Total revenues........   $51,359    $52,873  $197,586  $ 64,112  $   164
  Operating income
   (loss)...............     3,699      3,456     5,575   (11,561)  (4,957)
  Interest expense,
   net..................    (1,148)      (551)   (4,940)   (1,254)     404
  Exchange loss, net....    (1,268)    (1,034)   (4,748)   (1,473)      (7)
  Income (loss) before
   income taxes.........     1,283      1,871    (4,113)  (14,288)  (4,560)
  (Provision) benefit
   for income taxes.....    (1,093)    (1,813)   (2,320)    1,842      513
  Minority interests....      (154)      (213)    3,049     5,673    1,770
  Combined net income
   (loss)...............        36       (155)   (3,384)   (6,773)  (2,277)
  Loss per common share
   (2)..................
  Weighted average
   number of common
   shares
   outstanding(2).......

                                                 AT         AT DECEMBER 31,
                                              MARCH 31, -----------------------
                                                1996     1995    1994    1993
                                              --------- ------- ------- -------
BALANCE SHEET DATA:
  Cash and cash equivalents..................  $ 3,328  $ 1,580 $ 2,540 $ 4,079
  Accounts and notes receivable, net.........   40,277   33,333  22,649   3,246
  Inventories................................   10,829   14,730  10,450  10,758
  Total current assets.......................   54,541   49,785  35,761  18,661
  Total assets...............................   93,380   89,126  71,682  45,428
  Bank loans and current portion of long-term
   debt......................................   33,146   33,103  27,977   3,590
  Total current liabilities..................   58,634   54,823  40,922   7,371
  Long-term debt and payables................   10,618   10,515   2,223   1,485
  Stockholder's equity.......................   15,221   15,185  17,839  22,083

- --------
(1) The summary combined historical financial data of the Bionova Subsidiaries include financial data for ABSA, IPHC, and Interfruver de Mexico, S.A. de C.V. from their respective dates of acquisition. Financial data for the predecessor companies prior to their acquisition by Bionova Mexico are not included because management has concluded that the information is not reliable.
(2) Comparative per share data is not presented because the information is not meaningful.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

  Set forth below are certain unaudited pro forma condensed combined financial statements of Bionova presenting the pro forma effects of the Merger, assuming that such transaction had occurred at March 31, 1996 for the balance sheet and at January 1, 1995 for the statement of operations. The Merger will be accounted for as an acquisition of DNAP by Bionova using the purchase method of accounting. The pro forma information is derived from and should be read in conjunction with the financial statements of DNAP and Bionova. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved if the transactions included in the pro forma adjustments had been consummated in accordance with the assumptions set forth below under "Unaudited Pro Forma Condensed Combined Financial Information of Bionova," nor is it necessarily indicative of future operating results or financial position. The pro forma financial statements are based on preliminary estimates of value and transaction costs. The actual recording of the Merger and related transactions will be based on final appraisals, values and transactions costs. Accordingly, the actual recording of the Merger and related transactions can be expected to differ from these pro forma financial statements.

                            THREE MONTHS ENDED            YEAR ENDED
                              MARCH 31, 1996           DECEMBER 31, 1995
                           --------------------       --------------------
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
  Total revenues..........      $             56,292                  $214,435
  Gain (or Loss) from
   operations.............                     1,485                    (8,175)
  Foreign exchange loss...                    (1,268)                   (4,748)
  Loss before income tax..                      (867)                  (17,624)
  Income taxes............                    (1,093)                   (2,320)
  Minority interests......                      (154)                    3,049
  Net loss................                    (2,114)                  (16,895)
  Net loss per share......                      (.12)                     (.92)
  Average common shares
   outstanding............                    18,371                    18,371
                            AT MARCH 31, 1996
                           --------------------
BALANCE SHEET DATA:
  Cash and cash
   equivalents............      $             19,982
  Accounts and notes
   receivable, net........                    42,468
  Inventories.............                    11,116
  Total current assets....                    74,205
  Total assets............                   137,745
  Bank loans and current
   portion of long-term
   debt...................                    32,571
  Total current
   liabilities............                    61,178
  Long-term debt and
   payables...............                    11,272
  Total stockholders'
   equity.................                    53,312

COMPARATIVE PER SHARE DATA

  The following table sets forth certain comparative per share information (i) for DNAP on an historical basis, (ii) for DNAP and the Bionova Subsidiaries on a pro forma basis assuming the Merger had been effective as of January 1, 1995 and (iii) for DNAP, on an equivalent pro forma basis, assuming the Merger had been effective as of January 1, 1995. The pro forma per share data has been prepared giving effect to the Merger as a purchase transaction assuming the issuance in the Merger of 0.10 shares of Bionova Common Stock in exchange for each share of DNAP Common Stock and 0.68375 shares of Bionova Common Stock in exchange for each share of DNAP Convertible Exchangeable Preferred Stock. The equivalent pro forma per share data has been calculated by multiplying the pro forma results by the exchange ratio of 0.10 shares of Bionova Common Stock for each share of DNAP Common Stock and 0.68375 shares of Bionova Common Stock in exchange for each share of DNAP Convertible Exchangeable Preferred Stock.

                                           THREE MONTHS ENDED    YEAR ENDED
                                             MARCH 31, 1996   DECEMBER 31, 1995
                                           ------------------ -----------------
DNAP:
  Market value per share(1)...............       $.813              $.719
  Pro Forma Book value per share(2).......         .03                .09
  Cash dividends per common share.........         --                 --
  Net loss per share--continuing
   operations.............................        (.08)              (.47)
BIONOVA SUBSIDIARIES:(3)
  Book value per share....................            (3)                (3)
  Cash dividends per share................         --                 --
  Net income (loss) per share.............            (3)                (3)
PRO FORMA PER SHARE DATA:
  Book value per share....................       $2.90
  Cash dividends per share................         --                 --
  Net loss per share......................        (.12)              (.92)
EQUIVALENT PRO FORMA PER SHARE DATA:(4)
  Market value per share..................         N/A
  Book value per share....................         .29
  Cash dividends per share................         --                 --
  Net loss per share......................        (.01)              (.09)

- --------
(1) Closing sales price for DNAP Common Stock as reported on the Nasdaq National Market at the end of each period.
(2) DNAP pro forma book value per share is based on historical book value and pro forma common stock at the end of the period presented. Pro forma common stock assumes DNAP Common Stock outstanding of 42,833,000 shares, 2,750,000 shares of DNAP Common Stock issued upon conversion of the DNAP Series A Preferred Stock, 43,000 shares of DNAP Common Stock issued to DNAP's 401(K) Plan in the second quarter of 1996, and the assumed conversion of DNAP Convertible Exchangeable Preferred Stock (1,380,000 shares) into 9,440,000 shares of DNAP Common Stock.
(3) Comparative per share information for the Bionova Subsidiaries is not presented because the information is not meaningful.
(4) The equivalent pro forma per share data has been calculated by multiplying the pro forma results by the exchange ratio of 0.10 shares of Bionova Common Stock for each share of DNAP Common Stock and 0.68375 shares of Bionova Common Stock in exchange for each share of DNAP Convertible Exchangeable Preferred Stock.

PRELIMINARY SECOND QUARTER RESULTS

  Preliminary information regarding financial results of the Bionova Subsidiaries and DNAP for the quarter ended June 30, 1996 is presented under "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Bionova Subsidiaries--Liquidity and Capital Resources-- Preliminary Second Quarter Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of DNAP--Liquidity and Capital Resources--Preliminary Second Quarter Results."

                                 RISK FACTORS

  Holders of DNAP Common Stock should carefully consider the following factors, among others, in making a decision as to how to vote with respect to the adoption of the Merger Agreement.

RISKS RELATING TO REJECTION OF THE MERGER; DNAP'S LACK OF LIQUIDITY; POSSIBLE DELISTING OF DNAP SHARES; POSSIBLE LOSS OF DNAP'S PATENT RIGHTS

  If the holders of DNAP Common Stock do not adopt the Merger Agreement by the requisite vote required under applicable Delaware law, based upon the historical cash needs of DNAP it will be necessary for DNAP to raise new capital, to seek a new business combination transaction with a third party or to consider other available strategic alternatives in early 1997 if not sooner. Because of the anticipated financial condition of DNAP following its use of the $10 million provided by Bionova under the Loan Agreement, there can be no assurance that DNAP would be successful in its pursuit of new capital or a new business combination transaction with a third party. As a result, it then would be necessary for DNAP to consider other strategic alternatives, which could have a material adverse effect on the continuing investment of DNAP's stockholders therein. In addition, if the Merger is not consummated, it is likely that the DNAP Stock would no longer be listed on either the Nasdaq National Market or the Nasdaq SmallCap Market. See "The Merger and Related Transactions--DNAP's Nasdaq Listing."

  DNAP has assigned to Bionova all of its right, title and interest in and to the Transwitch Patents as security for the Loan. Bionova and DNAP have entered into the Sole License Agreement, pursuant to which Bionova granted back to DNAP an exclusive, royalty-free license to use the Transwitch Patents to develop and market products using the products or processes covered by such patents and to satisfy DNAP's obligations under existing licenses of the Transwitch Patents. Under the Loan Agreement, Bionova is obligated to assign the Transwitch Patents back to DNAP upon the payment in full of all amounts due and owing in respect of the Loan. If Bionova accelerates the maturity of the Loan as a result of an event of default under the Loan Agreement, DNAP's right to have the Transwitch Patents reassigned to it will terminate and the license to use the Transwitch Patents granted by Bionova to DNAP under the Sole License Agreement will convert to a non-exclusive, royalty-free license to use the Transwitch Patents. If the Merger is not consummated, any such termination of DNAP's right to reacquire the Transwitch Patents and loss of the exclusive rights to use the Transwitch Patent would have a material adverse effect on DNAP's business and prospects. See "The Merger Agreement and Related Agreements--The Sole License Agreement."

LACK OF ADEQUATE MANAGEMENT INFORMATION SYSTEMS AND CONTROLS

  Bionova's business is undergoing rapid growth. See "Background of the Merger--ELM's Reasons for the Merger." As a result of this rapid growth, significant strains have been placed on the management, operations and financial resources of the Bionova Subsidiaries. The realization of the business strategy for Bionova, the Bionova Subsidiaries and DNAP, as well as the anticipated benefits of the Merger, will be dependent upon, among other things, the ability of Bionova to improve management information systems and controls and to hire, train and retain qualified employees to allow the operations thereof to be effectively managed. The geographic separation of the operations of the Bionova Subsidiaries and their traditionally decentralized, family-based management teams exacerbate these issues. There is no assurance that Bionova will be able to successfully deal with these issues.

HISTORICAL LOSSES AND ACCUMULATED DEFICITS

  DNAP has sustained losses in each year since its incorporation in 1981. The Bionova Subsidiaries have sustained losses in 1993, 1994 and 1995. There is no assurance that some of the factors that caused these historical losses will not be present in future periods or that Bionova will be profitable following the Merger. See "Selected Consolidated Financial Data of the Bionova Subsidiaries," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Bionova Subsidiaries," "Business of Bionova," "Selected Consolidated Financial Data of DNAP," "Management's Discussion and Analysis of Financial Condition and Results of Operations of DNAP" and "Business of DNAP."

POSSIBLE NEED FOR ADDITIONAL FINANCING

  The projected cash flows from operations and existing capital resources of Bionova, including existing credit lines, may not be sufficient to permit Bionova to pursue proposed business strategies to achieve significant organic growth or to acquire additional producers, distributors or marketers and related businesses. Therefore, such significant organic growth and the ability to pursue such acquisitions may be dependent upon Bionova's ability to obtain additional capital, which could result in the incurrence of additional debt or potentially dilutive issuances of additional equity securities. There can be no assurance that Bionova will be successful in obtaining such capital and, as a result, may be restricted in its pursuit of its future growth and acquisition strategies.

THREATENED LITIGATION CONCERNING DNAP CONVERTIBLE EXCHANGEABLE PREFERRED STOCK; POTENTIAL ISSUANCES OF ADDITIONAL BIONOVA COMMON STOCK

  A holder of DNAP Convertible Exchangeable Preferred Stock has advised DNAP that such holder believes that the Certificate of Designation for such security provides that, upon an occurrence such as the Merger, each share of DNAP Convertible Exchangeable Preferred Stock should be converted into approximately 4.6 shares of Bionova Common Stock instead of .68375 shares of Bionova Common Stock, as provided in the Merger Agreement. If this holder were to institute litigation with respect to such issue and were to prevail therein and if Bionova were thereupon required to issue additional shares of Bionova Common Stock to the former holders of DNAP Convertible Exchangeable Preferred Stock, such issuance of additional shares of Bionova Common Stock would substantially dilute the interest of the other holders of Bionova Common Stock. If such holder or another holder of DNAP Convertible Exchangeable Preferred Stock were successful in such litigation, if any, a court could require other remedies, including a cash judgment, which could materially adversely affect Bionova.

  In addition, Section 1.11(e) of the Merger Agreement provides that Bionova "shall issue to Bionova Mexico or its designee, on or before the Closing Date, such number of shares of [Bionova] Common Stock as shall represent (when added to the shares of [Bionova] Common Stock outstanding as of the date of . . . [the Merger] Agreement) . . . 70% of the issued and outstanding shares thereof as of the Effective Time of the Merger." Section 2.3 of the Merger Agreement provides that "[Bionova] Common Stock into which DNAP Stock shall be converted pursuant to the Merger Agreement and the Merger shall be deemed to have been issued at the Effective Time . . ." Accordingly, if Bionova is required to issue additional shares of Bionova Common Stock to the former holders of DNAP Convertible Exchangeable Preferred Stock, as described above, and if such shares are deemed to have been issued at the Effective Time pursuant to
Section 2.3 of the Merger Agreement, Bionova may be obligated to issue additional shares of Bionova Common Stock to Bionova Mexico or its designee (including ELM), for no additional consideration, pursuant to Section 1.11(e) of the Merger Agreement so that, after giving effect to the issuances to the former holders of DNAP Convertible Exchangeable Preferred Stock and to Bionova Mexico or its designee (including ELM), Bionova Mexico and its affiliates (including ELM) will own 70% of the outstanding shares of Bionova Common Stock. The foregoing issuances of additional shares of Bionova Common Stock would substantially dilute the interest in Bionova of the holders of DNAP Common Stock receiving shares of Bionova Common Stock in the Merger. See "Business of DNAP--Legal Proceedings."

GOVERNMENTAL AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN OPERATIONS

  Nearly all of the growing and 25% of the distribution operations of the Bionova Subsidiaries are located in Mexico. Foreign operations such as those conducted by the Bionova Subsidiaries, especially in countries with volatile economies, are subject to political and economic risks, including political instability, currency controls, currency devaluations, exchange rate fluctuations, increased credit risks, inflation, foreign tax laws, changes in import/export or other regulations and tariff and freight rates. Political and other factors beyond Bionova's control, including without limitation those factors discussed below, could have a materially adverse effect on Bionova's operations.

  Currency Fluctuations and Inflation. The currency exchange rates in Mexico have historically been volatile. For example, in December 1994, the Mexican government announced its intention to float the Mexican peso against the United States dollar and, as a result, the peso devalued over 40% relative to the dollar during that month. Such exchange rate fluctuations impact the business of the Bionova Subsidiaries. If the value of the peso decreases relative to the value of the dollar, then (i) imports of Chilean and other produce into Mexico for distribution by ABSA's subsidiaries become more expensive in peso terms and therefore more difficult to sell in the Mexican market and (ii) inflation that generally accompanies reductions in the value of the peso reduces the purchasing power of Mexican consumers, which reduces the demand for all products including produce and, in particular, imported, branded or other premium-quality produce. Conversely, if the value of the peso increases relative to the value of the dollar, Mexican production costs increase in dollar terms, which results in lower margins or higher prices with respect to produce grown in Mexico and sold in the United States and Canada.

  Trade Sanctions. Notwithstanding the enactment of the North American Free Trade Agreement, Mexico and the United States from time to time are involved in trade disputes. On occasion, the United States has imposed tariffs and importation bans on products produced in Mexico. For example, competing U.S. producers, mainly in the State of Florida, have complained to the Clinton administration that imports of Mexican produce damage the U.S. winter vegetable industry and therefore should be subject to higher tariffs. The U.S. Trade Representative is considering these complaints. Also, U.S. producers have brought a dumping action against Mexican tomato producers which, if successful, could lead to countervailing duties being imposed, and Florida congressmen have introduced legislation which, if passed, could lead to higher tariffs being imposed on fresh produce imported from Mexico. If any of these efforts are successful, Bionova could be subjected to an additional financial burden, some or all of which may not be able to be passed on to consumers. See "Business of Bionova--Potential Trade Restraints on Tomatoes and other Fresh Vegetables."

  Interest Rates. Historically, interest rates in Mexico have been volatile, particularly in times of economic unrest and uncertainty. High interest rates restrict the availability, and raise the cost, of capital for the Bionova Subsidiaries that are Mexican companies (such as ABSA and its subsidiaries) and for growers and other Mexican parties with whom they do business, both for borrowings denominated in pesos and for borrowings denominated in dollars. Costs of operations for these Mexican entities are higher as a result.

AGRIBUSINESS RISKS

  A variety of risks are inherent in the agribusiness industry, including, without limitation, the following:

  Supply and Demand. The fresh produce business is particularly sensitive to fluctuations in supply and demand. When the supply of produce in the market exceeds the demand for such products, the market price for fresh produce may be driven down significantly, in some instances below the cost of harvesting and packing. In such situations it may be uneconomical to harvest a crop, resulting in a total loss of the costs incurred in growing such crop. Even when market prices are sufficient to permit recovery of direct harvesting and packing costs, prices may not be high enough to permit recovery of growing costs and/or overhead and other indirect costs. In addition, oversupply can affect the prices obtained for premium quality produce. Oversupply can result from, among other reasons, an increase in the number of growers, an increase in the acreage allocated by growers to a particular crop, unusually favorable growing conditions or increased supply from foreign competitors (which could be caused by a variety of economic and climatic factors in such competitors' home countries).

  Limited Barriers to Entry. The relatively low capital requirements for farming and produce distribution permit relatively easy entrance into the fresh produce business, which in turn can result in oversupply.

  Weather. Weather conditions greatly affect the amount of fresh produce that is brought to market, and, accordingly, the prices received for such produce. Storms, frosts, droughts, and particularly floods, can destroy a crop and less severe weather conditions, such as excess precipitation, cold weather and heat, can kill or damage significant portions of a crop, rendering much of it unpackable and unsalable. Conversely, unusually favorable weather conditions can result in oversupply that drives down the prices realized by producers such as the Bionova Subsidiaries.

  Crop Disease and Pestilence. Crop disease and pestilence can be unpredictable and can have a devastating effect on crops, rendering them unsalable and resulting in the loss of all or a portion of the crop for that harvest season. Even when only a portion of the crop is damaged, the profits a grower could have made on the crop will be severely affected because the costs to plant and cultivate the entire crop will have been incurred although only a portion of it can be sold.

  Labor Shortages and Union Activity. The production of fresh produce is heavily dependent upon the availability of a large labor force to harvest crops. The turnover rate among the labor force is high due to the strenuous work, long hours, necessary relocation and relatively low pay. To the extent it becomes necessary to pay more to attract labor to farm work, labor costs can be expected to increase.

  The Mexican farm work force retained by the Bionova Subsidiaries is unionized. If the union attempted to disrupt production and were successful on a large scale, labor costs would likely increase and there could be work stoppages, which would be particularly damaging in an industry where harvesting crops at peak times and getting them to market on a timely basis is critical.

  The majority of fresh produce is shipped by truck. In Mexico, truck deliveries are sometimes less reliable than in the United States due to, among other factors, the unreliability of some Mexican trucking companies and drivers to make deliveries on schedule, poorer quality and maintenance of the trucks used by Mexican trucking companies and poor road conditions in some areas. In the United States and in Mexico, the trucking industry is largely unionized and therefore susceptible to labor disturbances. Delivery delays caused by labor disturbances in the trucking industry or any other reason limit the ability to get fresh produce to market before it spoils.

  Availability of Supply. To pursue its goal of providing year-round fresh produce supply, ABSA diversified its growing operations to several regions of Mexico, including regions where ABSA does not have significant land holdings. Consequently, ABSA increasingly relies on agricultural land leased from others and production associations with other growers. See "Business of Bionova-- Production." If the other parties to these leases and other arrangements were to choose not to renew their agreements with ABSA, ABSA would be required to locate alternate sources of supply and/or land or, in some cases, to pay increased rents for land. In addition to increased rental rates, increases in land costs could result from increases in water charges, property taxes and related expenses. Furthermore, there is a finite number of growers with suitable land, the capability to grow premium quality produce and the resources to withstand a substandard crop and continue to honor their financial and other commitments.

CONFLICTS OF INTEREST AMONG BIONOVA AND ITS AFFILIATES

  As set forth under the caption "Principal Stockholders and Management of Bionova," ELM, through affiliates, may be deemed to control Bionova. Bionova and other entities that may be deemed to be controlled by or affiliated with ELM sometimes engage in (i) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties. Bionova continuously considers, reviews and evaluates and understands that ELM and related entities consider, review and evaluate transactions of the type described above. Depending upon the business, tax and other objectives then relevant, it is possible that Bionova might be a party to one or more of such transactions in the future. In connection with these activities Bionova might consider issuing additional equity securities or incurring additional indebtedness. Bionova's acquisition activities may in the future include participation in the acquisition or restructuring activities conducted by other companies that may be deemed to be controlled by ELM.

  Certain of the board members and executive officers of Bionova are also currently serving as a board member or an executive officer of certain other companies related to ELM and it is expected that each will continue to do so. Such management interrelationships and intercorporate relationships may lead to possible conflicts of interest. These possible conflicts may arise from the duties of loyalty owed by persons acting as corporate fiduciaries to two or more companies under circumstances in which such companies may have adverse interests.

LIMITATIONS ON ACTIONS THAT ARE NOT ACCEPTABLE TO THE CONTROLLING STOCKHOLDER

  Immediately after the Effective Time, 70% of the outstanding Bionova Common Stock will be owned of record by Bionova International, an indirect wholly-owned subsidiary of ELM, which will have the power, subject to the Governance Agreement, to elect a majority of Bionova's Board of Directors and to determine the outcome of any action requiring the approval of the holders of Bionova Common Stock. As of June 30, 1996, Mr. Alfonso Romo Garza, the Chairman of the Board of Directors and Chief Executive Officer of ELM, controlled, directly or indirectly, approximately 50.3% of ELM's voting securities and has the power to elect a majority of its directors and determine the outcome of any action requiring approval of the holders of ELM's voting securities. This ownership and management structure will inhibit the taking of any action by Bionova which is not acceptable to the controlling stockholder.

RISKS ASSOCIATED WITH MARKETING OF PREMIUM QUALITY PRODUCE

  The Bionova Subsidiaries and DNAP are currently producing and distributing premium quality fresh fruits and vegetables. The success of these and future products depends on many variables, including the ability to produce and make available to the market consistent, premium quality fruits and vegetables on a year-round basis, consumers' willingness to pay higher prices for premium quality fruits and vegetables, and retailers' willingness to carry such fruits and vegetables.

POSSIBLE LOSS OF SHORT TERM RESEARCH CONTRACTS

  A portion of DNAP's revenues are earned by conducting scientific research projects for third parties. Some of those third parties may be less likely to retain DNAP to conduct such research after the Effective Time when DNAP becomes a part of a larger group of companies with interests in some of the same fields as the third parties that typically retain DNAP to conduct such research. Whether or not the Merger is consummated, there can be no assurance that third parties will continue to retain DNAP to conduct scientific research in the future.

NO ASSURANCE OF COMMERCIAL SUCCESS OF PRODUCTS BEING DEVELOPED AND MARKETED

  Marketing of several products currently developed by DNAP is in the early stages, and there can be no assurance that any of these products will be successful or will produce significant revenues or profits. In addition, a number of DNAP's product development projects are in the early stages, and there can be no assurance that these projects will be successful or that any resulting products will be commercially successful or profitable. In particular, although DNAP has produced and sold a limited amount of its products, there can be no assurance that it will be able to produce or market such products on a larger scale. See "Business of DNAP--Products--Production, Marketing, and Distribution."

NO ASSURANCE OF PUBLIC ACCEPTANCE OF GENETICALLY ENGINEERED PRODUCTS

  DNAP's second generation products are being developed through the use of genetic engineering. The commercial success of these products will depend in part on public acceptance of the cultivation and consumption of genetically engineered products. There can be no assurance that such products will gain sufficient public acceptance to be profitable, even if such products obtain the required regulatory approvals.

POSSIBLE DEVELOPMENT OF SUPERIOR TECHNOLOGY BY COMPETITORS

  The application of recombinant DNA and related technologies to plants is complex and subject to rapid change. A number of companies are engaged in research related to plant biotechnology, including companies that rely on the use of recombinant DNA as a principal scientific strategy and companies that rely on other technologies. Technological advances by others could render Bionova's and DNAP's products less competitive. Some of these companies, as well as competitors that supply non-genetically-engineered products, have substantial resources.

DEPENDENCE ON ONE SUPPLIER

  One grower in Baja California, Santa Cruz Empacadora, S. de R.L. de C.V., accounted in 1995 for approximately 10% of the combined sales of the Bionova Subsidiaries. ABSA has entered into one-year production association agreements with this grower for each of the past two years and expects to continue to do so, but there can be no assurance that the grower will continue to be willing to enter into such agreements with ABSA on terms satisfactory to ABSA.

NO ASSURANCE OF PROPRIETARY PROTECTION

  Bionova's success will depend, in part, on its ability to obtain patents, maintain trade secret protection, and conduct its business without infringing the proprietary rights of others. There can be no assurance that others will not develop competing technologies and market competing products or that DNAP will be able to enforce the patents which it currently possesses or will be able otherwise to obtain or enforce any patents for which it has filed an application. DNAP also relies upon unpatented proprietary and trade secret technology.

  There can be no assurance that others have not developed or will not independently develop similar proprietary technology or otherwise obtain access to DNAP's and, subsequent to the Merger, Bionova's, proprietary technology. The extent to which DNAP and, subsequent to the Merger, Bionova, in the future may be required or may desire to obtain licenses with respect to patents obtained by others and the availability and cost of any such licenses are currently unknown. If DNAP and, subsequent to the Merger, Bionova, do not obtain necessary licenses, the development, production, use or sale of their products could be delayed or prevented. In addition, DNAP and, subsequent to the Merger, Bionova, could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties. Furthermore, the United States Patent and Trademark Office has authorization to (i) institute interference proceedings in connection with patents or patent applications, which proceedings could result in an adverse decision as to priority of invention, and (ii) institute reexamination proceedings, which proceedings could result in an adverse decision as to the validity or scope of such patents. See "Business of DNAP--Proprietary Protection."

NUMEROUS COMPETITORS

  The fresh produce industry in general, and the tomato industry in particular, are characterized by a large number of competitors at both the production and distribution levels. Some of these competitors are seeking to limit the importation of Mexican-grown tomatoes and peppers into the United States. See "Business of Bionova--Competition" and "--Potential Trade Restraints on Tomatoes and Other Fresh Vegetables."

  DNAP is one of many companies engaged in research and product development activities based on agricultural biotechnology. Competitors include specialized biotechnology firms, as well as major pharmaceutical, food and chemical companies, some of which have biotechnology divisions, and many of such competitors have substantial financial, technical and marketing resources. See "Business of DNAP--Competition" and "Business of Bionova-- Competition."

COMPLIANCE WITH EXTENSIVE GOVERNMENTAL REGULATION

  The U.S. activities of DNAP and of Bionova are subject to extensive regulation by the Food and Drug Administration, the United States Department of Agriculture, and other federal and state regulatory agencies in the United States. Similarly, the Mexican activities of the Bionova Subsidiaries are subject to extensive regulations by the Secretaria de Agricultura, Ganaderia y Desarrollo Rural, the Secretaria de Salud, and other federal and state regulatory agencies in Mexico.

  Certain of DNAP's products may require regulatory approval or notification in the United States or in other countries in which they are tested, used or sold. The regulatory process may delay research, development, production, or marketing and require more costly and time-consuming procedures, and there can be no assurance that requisite regulatory approvals or registration of certain of its current or future genetically engineered products will be granted on a timely basis. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on Bionova's ability to develop, produce, and sell such products. See "Business of DNAP-- Governmental Regulation."

POSSIBLE PRODUCT LIABILITY CLAIMS

  Certain of the products being marketed and developed by Bionova and DNAP entail a risk of product liability. While DNAP has taken and, after the Merger, Bionova will take, what it believes are adequate precautions, there can be no assurance that it will avoid significant product liability exposure. After the Merger, Bionova will maintain product liability insurance. If Bionova seeks to expand such coverage in the future, there can be no assurance that adequate coverage would be available at acceptable costs. The obligation to pay any product liability claim may have a material adverse effect on the results of operations or financial condition of Bionova.

DILUTION

  The Merger will result in substantial dilution of the interests of the holders of DNAP Stock. Such holders, who currently own 100% of the capital stock of DNAP, will own immediately after the Effective Time of the Merger only 30% of the capital stock of Bionova. Further dilution could result if options and warrants to purchase shares of Bionova Common Stock are exercised or if Bionova issues additional shares of stock. If Bionova issues additional shares of stock, under the Governance Agreement ELM has a right to purchase from Bionova such amount of shares as may be required to maintain the level of its and its affiliates' ownership interest in Bionova. See "The Merger Agreement and Related Agreements--The Governance Agreement." Further dilution to the holders of DNAP Common Stock could result if one or more holders of DNAP Convertible Exchangeable Preferred Stock prevail in their argument that they are entitled to convert their shares of DNAP Convertible Exchangeable Preferred Stock into more shares of Bionova Common Stock than provided for in the Merger Agreement. See "Business of DNAP--Legal Proceedings."

NO ADJUSTMENTS TO REFLECT CHANGES IN STOCK PRICES

  The price of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock on the Nasdaq National Market at the Effective Time may vary significantly from the price on the date of the execution of the Merger Agreement, the date of the execution of the amendments to the Merger Agreement, and the date hereof. Stockholders should be aware that the exchange ratios in the Merger are fixed and will not be adjusted based on changes in the prices of DNAP Common Stock or DNAP Convertible Exchangeable Preferred Stock.

BIONOVA COMMON STOCK PRICE VOLATILITY

  There has been significant volatility in the market prices for publicly traded shares of biotechnology companies, including DNAP. Factors such as announcements of technical or product developments by Bionova or its competitors, patent or proprietary rights developments, regulatory developments in the United States, Mexico or other countries, and fluctuations in revenues and financial results may have a significant impact on the market price of the Bionova Common Stock following the Merger.

POSSIBLE DECLINE IN STOCK PRICE RESULTING FROM FUTURE SALES OF BIONOVA COMMON STOCK

  There will be outstanding immediately after the Effective Time options and warrants to purchase approximately 934,229 shares of Bionova Common Stock. If some or all of these options and warrants were exercised, the availability for sale of the newly-issued shares could adversely affect the market price for shares of Bionova Common Stock. Furthermore, Bionova International will own approximately 12,859,000 shares of Bionova Common Stock after the Effective Time. Sales of substantial amounts of Bionova Common Stock on the open market or the availability of such shares for sale could adversely affect the market price for shares of Bionova Common Stock following the Merger. See "The Merger and Related Transactions--Resales of Bionova Common Stock," "The Merger Agreement and Related Agreements--The Governance Agreement," and "Business of DNAP--Legal Proceedings."

NO DIVIDENDS

  Following the Merger, Bionova does not intend to pay dividends on the Bionova Common Stock, but instead will retain any amounts otherwise available to pay such dividends to fund the operations of Bionova and its subsidiaries. See "Market Prices of DNAP Common Stock and Related Matters."

                              THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to the holders of DNAP Stock in connection with the solicitation of proxies by the Board of Directors of DNAP for use at the Special Meeting to be held on September 26, 1996 at 10:00 a.m., local time, at the Marriott Hotel, 200 Marina Boulevard, Berkeley, California. This Proxy Statement/Prospectus, the attached Notice of Special Meeting of Stockholders, and the enclosed proxy are first being mailed to holders of DNAP Stock on or about August 13, 1996.

MATTER TO BE CONSIDERED AT THE SPECIAL MEETING

  At the Special Meeting, holders of DNAP Common Stock will be asked to consider and vote upon a proposal to adopt the Merger Agreement. Such adoption has been unanimously recommended by the Board of Directors of DNAP. If the requisite votes in favor of the proposal to adopt the Merger Agreement are obtained and the Merger is consummated, pursuant to the terms of the Merger
Agreement: (i) Merger Sub will be merged with and into DNAP, with DNAP being the surviving corporation; (ii) each share of DNAP Common Stock issued and outstanding at the Effective Time will be converted into and represent the right to receive 0.10 shares of Bionova Common Stock, and each share of DNAP Convertible Exchangeable Preferred Stock issued and outstanding at the Effective Time will be converted into and represent the right to receive
0.68375 shares of Bionova Common Stock, except for any shares of DNAP Stock held in the treasury of DNAP or held by any subsidiary of DNAP, which will be cancelled; (iii) each option and warrant to purchase shares of DNAP Common Stock outstanding at the Effective Time will be assumed by Bionova and will become a corresponding right (adjusted in accordance with the exchange ratio set forth above) to purchase shares of Bionova Common Stock; and (iv) cash payments will be made to holders of DNAP Stock in lieu of issuing fractional shares of Bionova Common Stock. At or prior to the Effective Time, Bionova's corporate name will be changed to DNAP Holding Corporation. As a result of the Merger, DNAP will become a wholly-owned subsidiary of Bionova. See "The Merger Agreement and Related Agreements--The Merger Agreement."

VOTING AND PROXIES

  The Board of Directors of DNAP has fixed the close of business on August 5, 1996 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of shares of DNAP Stock at the close of business on that date will be entitled to notice of the Special Meeting or any adjournment thereof, and only holders of record of shares of DNAP Common Stock at the close of business on that date will be entitled to vote at the Special Meeting or any adjournment thereof. At the close of business on such date, there were outstanding 45,676,168 shares of DNAP Common Stock and 1,380,000 shares of DNAP Convertible Exchangeable Preferred Stock.

  Each holder of record of shares of DNAP Common Stock on the record date is entitled to cast one vote per share, in person or by properly executed proxy, on any matter that may properly come before the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of DNAP Common Stock outstanding on the record date is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of a majority of the shares of DNAP Common Stock outstanding on the record date is required to adopt the Merger Agreement.

PROXY VOTING, REVOCATIONS AND ABSTENTIONS

  All proxies received pursuant to this solicitation by the Board of Directors of DNAP will be voted as specified therein, except where authority to vote is specifically withheld. If no instructions are given, the persons named in the proxy intend to vote for the adoption of the Merger Agreement. Because the affirmative vote of a majority of the outstanding shares of DNAP Common Stock is required for the adoption of the Merger Agreement, abstentions and broker non-votes will have the same effect as votes against the adoption of the Merger Agreement. The Board of Directors of DNAP does not know of any other matters that are expected to be presented for consideration at the Special Meeting. If any other matters are properly presented at the Special Meeting, the persons named in the proxy will have discretion to vote on such matters in accordance with their best judgment.

  Holders of DNAP Common Stock who execute proxies may revoke them by giving written notice to the Secretary of DNAP at any time before such proxies are voted. Attendance at the Special Meeting will not have the effect of revoking a proxy unless the stockholder so attending, in writing, so notifies the Secretary of the Special Meeting at any time prior to the voting of the proxy.

SOLICITATION

  Proxies are being solicited pursuant to this Proxy Statement/Prospectus by and on behalf of the Board of Directors of DNAP. DNAP will bear all of the expenses of this solicitation, including the expenses of preparing and mailing this Proxy Statement/Prospectus, except that half of certain filing and printing expenses that also relate to the Registration Statement will be borne by Bionova. In addition to solicitation by mail, directors, officers and regular employees of DNAP (who will not specifically be compensated for such services) may solicit proxies by telephone or otherwise. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxies and proxy material to their principals, and DNAP will reimburse them for their expenses. In addition, Georgeson & Company, Inc. will be paid a base amount of $7,500, a per call fee of $4.00, plus out-of-pocket expenses, to solicit proxies on behalf of the Board of Directors of DNAP.

                      THE MERGER AND RELATED TRANSACTIONS

GENERAL

  Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into DNAP, with DNAP being the surviving corporation. DNAP will become a wholly-owned subsidiary of Bionova, and the outstanding DNAP Stock will be converted in the Merger into the right to receive Bionova Common Stock representing in the aggregate 30% of the shares of Bionova Common Stock outstanding immediately after the Effective Time. The remaining shares of Bionova Common Stock will be owned of record by Bionova International, an indirectly wholly-owned subsidiary of ELM. See "The Merger Agreement and Related Agreements--The Merger Agreement."

  In connection with the Merger Agreement, Bionova and DNAP entered into the Loan Agreement. Pursuant to the Loan Agreement, Bionova loaned $5 million to DNAP on January 26, 1996 and an additional $5 million to DNAP on July 1, 1996. The Loan is secured by the assignment to Bionova of DNAP's right, title and interest in and to the Transwitch Patents, and Bionova may require additional security under certain circumstances. In order to provide Bionova with the funds necessary to carry out its obligations under the Loan Agreement and pursuant to the Merger Agreement, Bionova Mexico provided $10 million in loans and capital to Bionova from sources other than the Bionova Subsidiaries. If the Merger is consummated, ELM or an affiliate thereof will contribute an amount equal to the then outstanding balance of such loans, if any, to the capital of Bionova. See "The Merger Agreement and Related Agreements--The Loan Agreement." On or before the Closing Date, ELM has also agreed to make, or cause to be made, an additional capital contribution of $8 million in cash to Bionova.

  As noted above, DNAP has assigned to Bionova all of its right, title and interest in and to the Transwitch Patents. Bionova and DNAP have entered into the Sole License Agreement, pursuant to which Bionova granted back to DNAP an exclusive, royalty-free license to use the Transwitch Patents to develop and market products using the products or processes covered by such patents and to satisfy DNAP's obligations under existing licenses of the Transwitch Patents. DNAP and Bionova have also entered into the Non-Exclusive License Agreement under which Bionova was granted a license to use the Transwitch Patents except in certain specified areas. See "The Merger Agreement and Related Transactions--The Sole License Agreement and the Non-Exclusive License Agreement."

  Pursuant to the Merger Agreement, during the three-year period immediately following the Closing Date, ELM has agreed to provide when requested by Bionova a guarantee of Bionova's indebtedness to a financial institution under a loan or line of credit, provided that: (i) ELM's maximum exposure under such guarantee is limited to $20 million and (ii) the documents evidencing such loan or line of credit provide that the aggregate amount loaned to Bionova thereunder will not exceed at any time the sum of (x) 80% of the accounts receivable of Bionova and its consolidated subsidiaries and (y) 50% of the inventories of Bionova and its consolidated subsidiaries and such loan is secured by such accounts receivable and inventories. See "The Merger Agreement and Related Agreements--The Merger Agreement."

  On the Closing Date, ELM and DNAP will enter into the Long Term Funded Research Agreement, pursuant to which they will use their best efforts to agree on research projects to be conducted by DNAP for ELM or its affiliates which will result in payments to DNAP of $30 million over a 10-year period, with minimum funding (subject to carryforwards) of $9 million in any three-year period and at least $625,000 due each quarter until $30 million has been paid. See "The Merger Agreement and Related Agreements--The Long Term Funded Research Agreement."

  On the Closing Date, ELM and Bionova will enter into the Governance Agreement which, among other things, will provide for certain arrangements with respect to the composition of Bionova's Board of Directors prior to the 1999 annual meeting of stockholders of Bionova, and will restrict the ability of ELM and its affiliates to acquire or dispose of shares of Bionova Common Stock prior to the third anniversary of the Closing Date. See "The Merger Agreement and Related Agreements--The Governance Agreement."

ELM'S REASONS FOR THE MERGER

  Until 1990, ELM's business consisted primarily of the production and distribution of cigarettes in Mexico. After deregulation of the Mexican tobacco industry in 1990, ELM began to diversify its business activities. ELM implemented a long-term plan to promote the growing and processing of tobacco in Mexico, including financing for tobacco farmers and technical assistance to ensure quality and improve yields. ELM also commenced research and development of improved products for tobacco.

  Based in part on ELM's early success in the tobacco industry, ELM formulated a strategy to enter the fresh produce industry and become an important developer, grower and marketer of premium quality produce developed through advanced biotechniques. ELM's strategy focused on the acquisition of businesses to create a vertically integrated agribusiness enterprise engaged in research, seed production, and the production and distribution of fresh produce, including premium branded produce, the successful development of which would require application of genetic engineering technology.

  To implement this strategy Bionova Mexico began to acquire interests in companies in the agriculture industry, such as the Bionova Subsidiaries which are engaged in the production, distribution and marketing of fresh produce. See "Business of Bionova--Background." In late 1994 and 1995, ELM acquired interests in Asgrow Seed Company, Petoseed Co. Inc., and Royal Sluis, B.V., to become the leading vegetable seed company in the world. ELM's interests in these companies are held through its interest in Seminis, Inc., an Illinois corporation ("Seminis"), which serves as a holding company for ELM's seed business.

  Since entering the agribusiness industry, ELM and Bionova Mexico have explored opportunities that would complement the development of the fresh produce business including opportunities with companies having access to genetic engineering technology. As a result of that process, ELM and Bionova Mexico entered into the Merger Agreement with DNAP in January 1996 and, to facilitate the Merger, Bionova Mexico agreed to transfer its interest in the Bionova Subsidiaries to Bionova, which transfer was completed in July 1996.

  Bionova believes the proposed Merger will benefit the Bionova Subsidiaries for the following reasons, among others: (i) DNAP's Transwitch and other gene transformation technologies could be of great value in developing higher quality tomatoes, peppers and other fruits and vegetables for production and distribution by the Bionova Subsidiaries and (ii) DNAP's fresh produce distribution business, which is concentrated in the northeastern United States, complements the distribution strength of the Bionova Subsidiaries in the western and southern United States. In addition, the Merger will provide ELM with access to DNAP's numerous patents and other intellectual property and DNAP's scientific staff. ELM believes that DNAP's research capabilities have the potential to provide synergies with other businesses of ELM, such as the seed business and the tobacco business, including a reduction in the research and development cycle in the seed business and the potential to develop new technology and differentiated, genetically engineered products. The Long Term Funded Research Agreement represents one way in which ELM and DNAP will attempt to develop such synergies.

  While Bionova was concerned about the past financial results and the financial condition of DNAP, Bionova recognized through its due diligence of DNAP that by combining Bionova's experience and capability in production and distribution of fresh produce with DNAP's business, Bionova could reasonably expect that the results of DNAP's operations might improve in a meaningful way. Bionova also believed that, over time, operating efficiencies generated by the combination of certain business operations could also have a positive effect on DNAP's results of operations. Therefore, ELM and Bionova concluded that DNAP could play an important role in the implementation of ELM's and Bionova's respective business strategies.

BACKGROUND OF THE MERGER AND DNAP'S REASONS FOR THE MERGER

  Over the past several years, and in particular after its acquisition of Du Pont's interest in Fresh World Farms in January 1994 (see "Business of DNAP"), DNAP has had communications with a number of participants in the agricultural biotechnology and produce industries in an effort to raise additional capital, gain access to new markets, and explore research contracts and licensing arrangements, joint ventures and other potential business combinations. Management believed that such transactions would permit DNAP to capitalize on its technological strengths. During the course of such communications, DNAP proposed a variety of possible joint ventures, combinations and other transactions with various industry participants, including companies both larger and smaller than DNAP.

  In June 1994, DNAP initiated discussions with Fresh Choice, Inc. ("FCI"), a marketer of a broad range of produce items complementary to Fresh World's line of tomatoes, peppers and carrots. In September 1994, DNAP and FCI entered into an agreement to co-distribute various produce items and participate in grower arrangements. DNAP believed such an agreement would substantially broaden DNAP's revenue base and access to recognized growers. The agreement was terminated in December 31, 1994, however, as a result of FCI's difficulty in securing approvals from its creditors.

  In 1994, DNAP had losses from continuing operations of $24.4 million and used an aggregate of $25.6 million in cash in funding operations and paid an additional $3.1 million in dividends on the DNAP Convertible Exchangeable Preferred Stock. At December 31, 1994, DNAP had cash and cash equivalents of $4.5 million, down from $7.4 million at December 31, 1993, despite net proceeds of $25.4 million from sales of stock in 1994. As a result of its continuing losses and liquidity concerns, DNAP continued actively to seek out potential strategic partners and investors in the first half of 1995. One of such potential strategic partners contacted by DNAP was Petoseed Company (prior to Petoseed Company becoming a part of the Seminis division of ELM), with respect to a potential joint venture to develop seed products.

  In March 1995, BioScience Securities Inc. ("BioScience"), an investment research and banking firm specializing in the field of agricultural biotechnology, initiated discussions with DNAP concerning potential candidates for strategic relationships with DNAP. Except as described below with respect to ELM, none of the discussions held with any other person advanced beyond the exploratory stage.

  In May 1995, BioScience initiated exploratory discussions with ELM relating to the merits of a strategic relationship between DNAP and ELM. After preliminary discussions, on July 12, 1995, DNAP entered into a confidentiality agreement with ELM (the "Confidentiality Agreement") to permit the exchange of confidential information between the companies. On July 13 and 14, 1995, members of DNAP's management met with representatives of ELM at DNAP's offices in Oakland, California, to discuss areas of common interest and possible synergies between DNAP and ELM. At a subsequent meeting held in Monterrey, Mexico on August 7, 1995, members of DNAP's management met with senior members of ELM's management to discuss the possibility of a strategic alliance between the companies. These early meetings were supplemented by telephonic discussions between DNAP and ELM during July and August 1995, including discussions concerning the products, technology, markets and business of each company and operational issues that might impact a possible marketing alliance or business combination.

  Following these meetings, on August 8, 1995 DNAP engaged Dillon, Read & Co., Inc. ("Dillon, Read") to act as DNAP's principal financial advisor until November 8, 1995. On August 8, 1995, DNAP also entered into an agreement with BioScience to act as a financial advisor to DNAP.

  On August 9, 1995, DNAP and ELM amended the Confidentiality Agreement to provide, among other things, that ELM and DNAP would not enter into discussions with third parties regarding strategic relationships which would conflict with a possible business relationship between ELM and DNAP prior to August 24, 1995 (the "Exclusive Negotiation Period"). The amendment also provided for restrictions on the ability of the parties to acquire the securities of the other party, solicit proxies with respect to the voting securities of the other party, or take certain other described actions. On August 24, 1995, the Exclusive Negotiation Period lapsed. On September 5, 1995, ELM and DNAP amended the Confidentiality Agreement to reinstate the Exclusive Negotiation Period through September 15, 1995.

  During this period, DNAP's management kept the Board of Directors informed of material developments via telephonic conferences. Also in the late Summer and early Fall of 1995, DNAP experienced poor market conditions for its tomato products resulting in worse than expected operating results for the third quarter. The impact of low commodity prices on DNAP's operating results and working capital were discussed at a series of telephonic Board meetings in September and October. These discussions addressed, among other things, the possibility of a resulting cash shortfall in 1996. During these meetings, the Board reviewed with management and Dillon, Read a number of strategic alternatives to a transaction with ELM, including restructuring DNAP either as a produce company, by eliminating its research and development operations, or as a pure research and development company, by eliminating its growing and distribution arm and selling its subsidiary FreshWorld Farms, Inc. ("FreshWorld"). Dillon, Read also updated the Board on its continuing efforts to initiate discussions with third parties with respect to a transaction with DNAP, which efforts had not succeeded in eliciting serious interest from any company.

  At a special meeting of DNAP's Board of Directors held in New York City on September 21, 1995, Mr. Serenbetz and representatives of Dillon, Read and BioScience briefed the Board of Directors regarding the status of negotiations with ELM and also reviewed with the Board DNAP's efforts to initiate transactions with other companies and analyses of DNAP's strategic alternatives. Counsel to DNAP also reviewed various legal issues relating to the consideration of any potential transaction or strategic alternatives. Following extended discussion, the Board authorized management both to continue discussions with ELM and to continue to investigate DNAP's strategic alternatives. At the telephonic meeting held October 6, 1995, the Board determined to discontinue the dividend on the DNAP Convertible Exchangeable Preferred Stock in order to conserve DNAP's cash.

  On October 2, 1995, DNAP and Dillon, Read agreed that Dillon, Read's retention as DNAP's financial advisor would terminate as a result of DNAP's and Dillon, Read's failure to reach agreement on Dillon, Read's fees in connection with the proposed extension of its engagement beyond November 8, 1995. At a telephonic meeting held on October 11, 1995, the DNAP Board of Directors approved the engagement of Piper Jaffray as DNAP's financial advisor. On November 28, 1995, DNAP and Dillon, Read entered into an agreement pursuant to which Dillon, Read, which had received $50,000 in fees from DNAP (which amount was to be credited against any other fees to which it might subsequently become entitled), was reimbursed for all previously unreimbursed expenses incurred by it in providing services to DNAP and waived any rights that it might have to receive any additional fees in connection with the consummation of a transaction.

  Throughout the Fall of 1995, DNAP, ELM, and their respective advisors continued to meet. Issues discussed included, among others, the structure of any potential transaction, DNAP's interim financing needs, and potential synergies between the companies. Special meetings of the Board of DNAP were held regularly for the purposes, among others, of updating the Board on the status of the negotiations as well as DNAP's financial condition and continuing efforts to explore strategic alternatives.

  Although DNAP was able to reduce its losses from continuing operations in 1995 to $14.0 million, its liquidity and capital resources condition continued to worsen. Despite net proceeds of $10.8 million from the private sale of its securities during 1995 and $1.3 million from the sale of a wholly-owned subsidiary in 1995, DNAP had cash and cash equivalents of only $1.7 million at December 31, 1995. The significant dilution that resulted from the 1995 sale of securities contributed to a significant reduction in the price of the DNAP Common Stock, creating unfavorable market conditions for the potential sale of additional equity. In the view of DNAP's management, in the absence of significant additional new capital, DNAP's capital resources at year-end would have been inadequate to fund DNAP's existing operations during 1996.

  DNAP continued to pursue a business combination with ELM. As it became more likely that the transaction would involve the combination of Bionova and DNAP, DNAP management heightened its review of Bionova and the potential value to DNAP's stockholders of such a business combination. DNAP conducted on-site due diligence and reviewed audited and unaudited financial results of the subsidiaries of Bionova. Bionova furnished to DNAP complete audited financial statements for the year ended December 31, 1995, but the audited financial information for the two years ended December 31, 1993 and 1994 did not include complete financial information relating to certain of Bionova's subsidiaries for periods prior to their acquisition by Bionova Mexico. DNAP's analysis of Bionova, however, also included interviews with key Bionova personnel and financial projections, which were thought to be particularly relevant since many of Bionova's subsidiaries were relatively recent acquisitions or start-up companies. In addition, DNAP's management and Board of Directors considered the synergies among Bionova's subsidiaries and the possible post-Merger synergies with DNAP to be a potential source of value to DNAP's stockholders that was not fully-reflected in any financial statements or projections. Based on these factors and other factors explained elsewhere in this Proxy Statement/Prospectus, DNAP concluded that it was in the best interests of the stockholders of DNAP to proceed with the transaction despite the lack of some historical financial data for some of the subsidiaries of Bionova. See "Recommendation of DNAP's Board of Directors."

  On January 15, 1996, a special meeting of DNAP's Board was held in New York City for the purpose of reviewing the status of the transaction being discussed with ELM. Counsel to DNAP reviewed for the Board the principal terms of the draft Merger Agreement and Related Agreements (as defined below, see "The Merger Agreement and Related Agreements"), copies of which had previously been delivered to the members of the Board. In response to inquiries from the Board, representatives of management stated that the proposed assignment and licensing arrangements with respect to the Transwitch patents in connection with the Loan Agreement were, in their opinion, equivalent to those which had been discussed with third parties during DNAP's attempts to explore its strategic alternatives to a transaction with ELM. Representatives of Piper Jaffray discussed preliminarily their views regarding the fairness from a financial point of view of the aggregate Merger consideration to the holders of DNAP Stock as a group. Representatives of Piper Jaffray also participated in a discussion with the Board and DNAP's counsel regarding the allocation from a financial point of view of the Bionova Common Stock among the holders of the different classes of DNAP Stock. DNAP management indicated to the Board that negotiations with ELM were scheduled to continue throughout that week in Dallas, Texas. The Board questioned management and DNAP's legal and financial advisors at length, and an extended discussion ensued. The Board then created a special committee of directors (the "Special Committee") consisting of Gerald D. Laubach and James L. Ferguson to consider the allocation of the Bionova Common Stock to be received in the proposed transaction among the holders of DNAP's outstanding classes of capital stock, if the transaction were approved by the Board of Directors. Dr. Laubach and Mr. Ferguson had experience in evaluating business combinations and similar transactions in their capacities as directors and executive officers of major public corporations in the pharmaceutical and food products industries.

  At the conclusion of the full Board meeting, a meeting of the Special Committee was convened. The members of the Special Committee discussed with DNAP's legal and financial advisors how to allocate the shares of Bionova Common Stock to be received in the transaction under discussion among the holders of DNAP Common Stock, DNAP Convertible Exchangeable Preferred Stock and the DNAP Series A Convertible Preferred, par value $.01 per share (the "DNAP Series A Preferred Stock"). The Special Committee did not, however, make any determination with respect to such allocation at this meeting. (In May 1996, all of the outstanding shares of the DNAP Series A Preferred Stock were converted into DNAP Common Stock in accordance with the conversion rights set forth in the certificate of designation of such DNAP Series A Preferred Stock.)

  In meetings held in Dallas, Texas on January 26, 1996, DNAP and ELM agreed upon the terms of the Merger Agreement and the Related Agreements, other than the allocation of the shares of Bionova Common Stock to be received by the holders of DNAP Stock in the proposed Merger. Upon the Board of Directors being advised of this agreement, the Special Committee met with DNAP's legal and financial advisors to review further the method of allocating shares of Bionova Common Stock among DNAP's three classes of capital stock. After careful consideration and discussion, the Special Committee unanimously decided that, if the transaction were approved by the full Board of Directors, it would propose (i) that each share of DNAP Series A Preferred Stock be treated as if it had been converted into 1,000 shares of Bionova Common Stock in accordance with its terms immediately prior to the Merger and (ii) that an exchange ratio based on the relative market values of the DNAP Common Stock and the DNAP Convertible Exchangeable Preferred Stock over the ten trading days prior to the date of approval of the proposed transaction be used to allocate the Bionova Common Stock between those classes. In reaching this conclusion, the Special Committee took into account various factors, including the terms of the DNAP Convertible Exchangeable Preferred Stock and the DNAP Series A Preferred Stock (collectively, the "DNAP Preferred Stock"), the conversion rates of the DNAP Preferred Stock, the liquidation and dividend preferences of the DNAP Preferred Stock, the relative market values of the DNAP Convertible Exchangeable Preferred Stock and the DNAP Common Stock, and the voting rights of each class of stock.

  Immediately following the conclusion of this Special Committee meeting, a telephonic meeting of the full DNAP Board of Directors was held. At the full Board meeting, DNAP's management and its financial and legal advisors reviewed the proposed transaction and updated the results of further due diligence that had been conducted since the last Board meeting. Piper Jaffray delivered its opinion, subsequently confirmed in writing, as of January 26, 1996, that the aggregate consideration proposed to be paid by ELM in the proposed transaction to the holders of DNAP Stock as a group was fair, from a financial point of view, to DNAP's stockholders as a group. At the meeting, the DNAP Board of Directors unanimously approved the Merger Agreement (including exchange ratios for the DNAP Common Stock, the DNAP Convertible Exchangeable Preferred Stock and the DNAP Series A Preferred Stock based on the Special Committee's recommendation) and the Related Agreements. In approving the Merger Agreement and the Related Agreements, the DNAP Board of Directors took into account DNAP's results of operations and financial condition, the difficulty DNAP had experienced in obtaining a line of credit or raising additional capital, the absence of alternative transactions despite extensive efforts by DNAP's management and financial advisors to locate and interest other potential partners or acquirors, the terms of the Merger Agreement and the Related Agreements, the ability of DNAP to pursue any alternative transactions which might arise after the announcement of the proposed Merger (subject to the payment of certain expenses and fees to ELM), the management, financial, grower network and distribution resources of the Bionova Subsidiaries and ELM and the potential synergies to be achieved as a result of the proposed Merger.

  On January 29, 1996, prior to commencement of market trading, the parties issued a joint press release announcing the proposed Merger.

  Following the execution of the Merger Agreement, the parties continued to exchange information concerning their respective businesses. As part of such exchange of information, Bionova disclosed to DNAP that the 1995 earnings before interest and taxes of the Bionova Subsidiaries were below the target set forth in the Merger Agreement. The principal reasons given for this shortfall were adjustments necessitated by the presentation of the Bionova Subsidiaries' financial statements on a U.S. GAAP basis, rather than a Mexican GAAP basis, and the need to set up a significant reserve against receivables balances. Additionally, during this period, Nasdaq advised Bionova that it was likely that Bionova Common Stock would not qualify for listing on the Nasdaq National Market, because the per share price thereof would probably not meet the minimum requirements therefor. Thereafter, and as a result of these developments, DNAP and Bionova engaged in a number of discussions concerning the terms of the Merger. Pursuant to these discussions, DNAP and Bionova negotiated an amendment to the the Merger Agreement providing, among other things, for the contribution by ELM to Bionova prior to the Merger of additional capital in the amount of $8.0 million and a revised Merger exchange ratio for DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock. With respect to the Merger exchange ratio, the Merger Agreement had previously provided that each share of DNAP Common Stock outstanding at the Effective Time would be converted into the right to receive one share of Bionova Common Stock and each share of DNAP Convertible Exchangeable Preferred Stock outstanding at the Effective Time would be converted into the right to receive
6.8375 shares of Bionova Common Stock. The amendment to the Merger Agreement did not affect the proportion of Bionova Common Stock to be owned by the former holders of DNAP Stock immediately following the Merger. Under the Merger Agreement, prior to and after such amendment, the outstanding DNAP Stock will be converted in the Merger into the right to receive Bionova Common Stock representing in the aggregate 30% of the shares of Bionova Common Stock outstanding immediately after the Effective Time. The remaining shares of Bionova Common Stock will be held by an affiliate of ELM.

  On July 30, 1996, a special meeting of DNAP's Board was held for the purpose of considering such amendment to the Merger Agreement. At such meeting, representatives of Piper Jaffray delivered its opinion as of July 30, 1996 that the aggregate consideration proposed to be paid by ELM in the proposed transaction (taking into account the amendment to the Merger Agreement) to the holders of DNAP Stock as a group, was fair from a financial point of view to DNAP's stockholders as a group. Following such presentation and a discussion thereof, DNAP's Board unanimously approved the amendment to the Merger Agreement, which was executed by the parties thereto on July 30, 1996.

RECOMMENDATION OF DNAP'S BOARD OF DIRECTORS

  DNAP's Board of Directors has determined that the Merger would be fair to the holders of DNAP Stock for the following reasons:

    (1) the potential for business growth and development arising from the combination of DNAP's biotechnology research and development capability with the fresh produce production and distribution businesses of the Bionova Subsidiaries; and

    (2) the Merger and related transactions are expected to provide DNAP with the financial resources necessary to enable it to continue the research, development and marketing of its products.

  In addition, the DNAP Board of Directors determined that the Merger offers the best available alternative for continuing the operations of DNAP and the investment of DNAP's stockholders therein. This determination was based on (i) DNAP's continuing need to raise new capital or enter into a strategic alliance or transaction with a third party to remain viable, (ii) the impracticality of attempting to raise additional equity capital, (iii) the extensive efforts by DNAP and its financial advisors to expose DNAP to all available strategic partners or transactions and to explore all available strategic alternatives and (iv) the lack of interest by any third party, other than ELM, in pursuing a transaction with DNAP on terms that would be acceptable to DNAP and its stockholders.

  Based on the foregoing reasons, the Board of Directors of DNAP unanimously recommends that the holders of DNAP Common Stock vote FOR adoption of the Merger Agreement.

OPINION OF DNAP'S FINANCIAL ADVISOR

  Piper Jaffray was retained by DNAP as of October 15, 1995 to act as financial advisor to DNAP in connection with a possible business combination, strategic alliance or other extraordinary corporate transaction involving DNAP and, if requested by DNAP, to render an opinion to the Board of Directors of DNAP concerning the fairness, from a financial point of view, of the consideration to be paid or received in the proposed transaction.

  Piper Jaffray delivered to DNAP's directors on January 26, 1996, its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of the opinion, based on and subject to the assumptions, factors and limitations set forth in the opinion and as described below, the aggregate consideration proposed to be paid to the holders of capital stock of DNAP as a group in the Merger was fair, from a financial point of view, to such stockholders as a group. Prior to the approval of an amendment to the Merger Agreement by DNAP's Board of Directors on July 30, 1996, Piper Jaffray issued its opinion, dated July 30, 1996, which reaffirmed as of such date its earlier opinion. A copy of the opinion letter dated July 30, 1996 (the "Opinion"), is attached to this Proxy Statement/Prospectus as Annex III and is incorporated herein by reference. Holders of capital stock of DNAP are urged to read the attached Opinion in its entirety.

  Piper Jaffray provided financial advice to the management of DNAP in connection with the structuring and negotiation of the Merger, but made no recommendation to the Board of DNAP as to the form or amount of the consideration to be received by the stockholders of DNAP in the Merger, which was determined through negotiations between the parties to the Merger. The Opinion is directed to the Board of DNAP only and does not constitute a recommendation to any DNAP stockholder as to how such stockholder should vote at the Special Meeting. The Opinion does not address (i) DNAP's underlying business decision to proceed with or effect the

Merger or (ii) whether the consideration proposed to be paid to the holders of capital stock of DNAP is fair from a financial point of view to any particular class of capital stock of DNAP as compared to any other class of capital stock of DNAP.

  In arriving at the Opinion, Piper Jaffray reviewed (i) the Merger Agreement, the Non-Exclusive License Agreement, the Loan Agreement and the Assignment of Patents, (ii) the forms of the Long Term Funded Research and Development Agreement and Governance Agreement, (iii) certain publicly available information relative to the business, financial condition and operations of DNAP, (iv) certain internal financial planning information of DNAP furnished by management of DNAP, (v) certain financial and securities data of DNAP and companies deemed similar to DNAP or representative of the business sector in which DNAP operates, (vi) to the extent publicly available, the financial terms of certain acquisition transactions, (vii) certain information relative to the business, financial condition and operations of Bionova Mexico and the Bionova Subsidiaries (the "Bionova Group") and of ELM and certain other financial and operating data of the Bionova Group prepared for financial planning purposes and furnished by management of the Bionova Group, (viii) certain financial and securities data of ELM and the Bionova Group and companies deemed similar to the Bionova Group or representative of the business sector in which the Bionova Group operates, and (ix) certain financial and operating data furnished by management of DNAP, ELM and the Bionova Group. In addition, Piper Jaffray engaged in discussions with members of management of ELM, the Bionova Group and DNAP concerning the respective financial condition, current operating results and business outlook of ELM and the Bionova Group and DNAP and the plans and business outlook for Bionova.

  In delivering the Opinion to the Board of Directors of DNAP on July 30, 1996, Piper Jaffray prepared and delivered to the Board certain written materials containing various analyses and other information material to the Opinion. The following is a summary of these materials.

  Piper Jaffray reviewed separately various components of value that may inure to the benefit of the holders of common stock of Bionova following the Merger in order to arrive at an implied value for Bionova Common Stock following the Merger. Piper Jaffray also performed analyses of Bionova as a whole, integrating these components of implied value.

  DNAP Stand-Alone Analyses. Piper Jaffray reviewed the stock trading history of DNAP Common Stock on the Nasdaq National Market (at or for the period ended on the date indicated below).

                                                            1/26/96    7/24/96
                                                          ----------- ----------
   Closing price......................................... $       .88        .50
   30 day average........................................ $       .84        .57
   60 day average........................................ $       .85        .64
   90 day average........................................ $       .95        .67
   180 day average....................................... $      1.38        .73
   52 week period
     low................................................. $       .63        .47
     high................................................ $      3.19       2.06
     average daily volume................................     215,600    204,680
   Shares of DNAP Common Stock outstanding*..............  54,392,000 55,015,000
   Market capitalization*................................ $47,593,000 27,508,000

- --------
* After giving effect to the conversion of outstanding DNAP Convertible Exchangeable Preferred Stock and DNAP Series A Preferred Stock implied by the exchange ratio contemplated by the Merger Agreement.

  Piper Jaffray calculated the number of shares of DNAP Common Stock outstanding prior to the Merger by giving effect to the conversion of the outstanding shares of DNAP Convertible Exchangeable Preferred Stock implied by the exchange ratio for the DNAP Convertible Exchangeable Preferred Stock contemplated by the Merger Agreement. Using this conversion ratio, Piper Jaffray calculated 9,440,000 shares of DNAP Common

Stock would be issuable upon conversion of the DNAP Convertible Exchangeable Preferred Stock. Giving effect to the exchange ratios set forth in the Merger Agreement, Piper Jaffray also calculated an aggregate of 5,502,000 shares of Bionova Common Stock would be issuable in the Merger to holders of capital stock of DNAP, and 12,838,000 shares of Bionova Common Stock would be issued to ELM, resulting in a total of 18,340,000 shares of Bionova Common Stock proposed to be issued in the Merger.

  Using internal financial planning data prepared by management of DNAP for the years ending December 31, 1996 through 2000, Piper Jaffray estimated the present value of future cash flows of DNAP to arrive at an estimated present value for the equity of DNAP (with effect given to conversion of the DNAP Convertible Exchangeable Preferred Stock implied by the Merger). This analysis gave effect to management's present plans, in the absence of the Merger, to cease DNAP's produce operations as currently constituted and to maintain primarily a core research and intellectual property staff. Operations would be funded through technology sales and contract research. Future proprietary produce product introductions would be made by others and would be expected to result in royalties to DNAP. Piper Jaffray estimated year 2000 perpetual growth rates in royalty revenue of 4% to 6% and a range of discount rates of 20% to 30% to calculate DNAP's terminal value in the year 2000. In estimating the net present value of DNAP's equity, Piper Jaffray employed discount rates of 20% to 30% for the year 2000 terminal value and 1996 through 2000 cash flows. This analysis yielded a range of estimated present values of DNAP equity of approximately $12,108,000 to $29,574,000, with a midpoint of $17,990,000 (the "DNAP DCF Value") or $.22 to $.54 per share of DNAP Common Stock, with a midpoint of $.33 per share.

  Piper Jaffray compared selected valuation ratios for DNAP with those of selected publicly-traded companies deemed comparable to DNAP, the Bionova Group and Bionova. Such comparable companies (the "Comparable Companies") included DeKalb Genetics Corporation, Mycogen Corporation, Pioneer Hi-Bred International, Inc., Calgene, Inc., Dole Food Company, Inc. and Chiquita Brands International. This analysis produced multiples of enterprise value (market capitalization adjusted for debt and cash) to latest 12 months ("LTM") revenue (the only multiple for which potentially meaningful comparisons could be made) as follows for the Comparable Companies: minimum 0.8x, mean 2.1x, median 2.1x and maximum 4.1x, and for DNAP of 3.0x.

  Piper Jaffray made a similar comparison of DNAP valuation multiples to multiples paid in recent acquisitions of companies deemed comparable to DNAP, the Bionova Group and Bionova and the Merger. These comparable transactions (the "Comparable Transactions") for which information is publicly available included Mallinckrodt Veterinary Inc.'s acquisition of Syntro Corp, Sandoz AG's acquisition of Genetic Therapy Inc., Watson Pharmaceuticals Inc.'s acquisition of Circa Pharmaceuticals Inc., Chiron Corp.'s acquisition of Viagene, Inc., Hoechst AG's acquisition of Marion Merrell Dow Inc., Ligand Pharmaceutical Inc.'s acquisition of Glycomed Inc., biosys, inc.'s acquisition of Crop Genetics International, NeXagen Inc.'s acquisition of Vestar, Inc., IVAX Corp.'s acquisition of Zenith Laboratories Inc., Monsanto Co.'s acquisition of Calgene Inc., biosys inc's acquisition of Agridyne Technologies, Inc. and Dow Elanco's acquisition of Lubrizol's interest in Mycogen Corporation. This analysis produced multiples of enterprise value to LTM revenues (the only multiple for which potentially meaningful comparisons could be made) as follows for the Comparable Transactions: minimum 2.4x, mean 5.9x, median 5.6x and maximum 13.9x, and for DNAP of 3.0x.

  ELM and Bionova Group Stand-Alone Analyses. Piper Jaffray reviewed the stock trading history of American Depository Receipts of ELM on The New York Stock Exchange (at or for the period ended July 24, 1996).

     Closing price............................................... $        17.00
     30-day average.............................................. $        17.59
     52-week period
       low....................................................... $        11.75
       high...................................................... $        19.75
       average daily volume......................................         64,280
     Market capitalization....................................... $1,999,115,000

  Using discounted cash flow analysis, Piper Jaffray estimated the present value of the ELM ownership interest in the Bionova Group to be acquired by Bionova using internal financial planning data for the five-year period ending December 31, 2000, prepared by management of ELM and the Bionova Group. Piper Jaffray employed terminal value multiples of ending year 2000 operating income ("EBIT") of 7.0x to 9.0x and a range of discount rates of 20.0% to 25.0%. This analysis yielded an aggregate estimated present value for the equity interest in the Bionova Group to be acquired by Bionova at the midpoint of the terminal value and discount rate ranges, of $45,162,000 (the "Bionova Group Acquired DCF Value").

  Piper Jaffray compared selected valuation ratios for the Bionova Group with those of the Comparable Companies using the Bionova Group Acquired DCF Value, adjusted for debt, cash and minority interests, as the enterprise value of the Bionova Group. This analysis produced the following multiple comparisons:

                                     BIONOVA GROUP     COMPARABLE COMPANIES
                                     ------------- ----------------------------
                                                   MINIMUM MEAN  MEDIAN MAXIMUM
                                                   ------- ----- ------ -------
Enterprise value/LTM revenue.......       0.5x       0.8x   2.1x  2.1x    4.1x
Enterprise value/LTM EBIT..........       9.5x      12.2x  14.6x 14.2x   17.7x
P/E ratio (LTM earnings per
 share)............................         NM*     18.7x  23.1x 21.3x   29.4x
P/E ratio (calendar 1996 earnings
 per share estimate)...............      21.7x      12.1x  20.8x 17.8x   32.1x
P/E ratio (fiscal 1997 earnings per
 share estimate)...................       9.9x       9.0x  32.5x 17.9x   94.5x

- --------
* Not meaningful

  Piper Jaffray made a similar comparison of Bionova Group valuation multiples to multiples paid in the Comparable Transactions. Piper Jaffray presented the following data (using the Bionova Group Acquired DCF Value, adjusted for debt, cash and minority interests, as the enterprise value of the Bionova Group):

                         BIONOVA GROUP     COMPARABLE COMPANIES
                         ------------- ----------------------------
                                       MINIMUM MEAN  MEDIAN MAXIMUM
                                       ------- ----- ------ -------
Enterprise value/LTM
 revenue................     0.5x        2.4x   5.9x  5.6x   13.9x
Enterprise value/LTM
 EBIT...................     9.5x        3.8x  17.4x 11.7x   36.8x
P/E ratio (LTM earnings
 per share).............       NM*      15.5x  31.4x 35.5x   43.1x

- --------
* Not meaningful

  Certain Bionova Analyses. Piper Jaffray estimated a range of net present values for the equity of Bionova using discounted cash flow analysis methodology and internal financial planning data for the five years ending December 31, 2000 prepared by management of DNAP. This data gave effect to management's expectations concerning the incremental benefits to be experienced by Bionova of combining the operations of DNAP with those of the Bionova Group. These anticipated benefits include access to seasonal borrowings, a vertically integrated distribution system and a captive grower network. This data also gave effect to the incremental benefits associated with various ancillary arrangements and agreements to be entered into with ELM in connection with the Merger, including the Long Term Funded Research Agreement, the Loan Agreement and the limited guaranty of Bionova indebtedness provided for in the Merger Agreement. Piper Jaffray employed a range of terminal value multiples of year 2000 EBIT of 7.0x to 9.0x and a range of discount rates of 25.0% to 30.0%. This analysis yielded a range of estimated present values of $127,897,000 to $199,921,000 with a midpoint of $161,376,000; or $.70 to $1.09, with a midpoint of $.88, on a per equivalent DNAP common share basis.

  Piper Jaffray compared selected valuation ratios for Bionova with those of the Comparable Companies using as enterprise value for Bionova discounted cash flow values calculated based on an 8.0x terminal value EBIT multiple and 25.0%, 27.5% and 30.0% discount rates (the "Bionova DCF Values"), adjusted for debt and cash. This analysis produced multiples of enterprise value to LTM revenue and price to fiscal 1997 estimated earnings (the only multiples for which potentially meaningful comparisons could be made) as follows: enterprise value to LTM revenue for the Comparable Companies: minimum 0.8x, mean 2.1x, median 2.1x and maximum 4.1x, and for Bionova: 1.4x (30.0% discount rate), 1.6x (27.5% discount rate) and 1.7x (25.0% discount rate); and price/earnings for the Comparable Companies: minimum 9.0x, mean 32.5x, median 17.9x and maximum 94.5x, and for Bionova: 50.4x (30.0% discount rate), 55.6x (27.5% discount rate) and 60.7x (25.0% discount rate).

  Piper Jaffray also compared selected valuation multiples for Bionova to multiples paid in the Comparable Transactions. This analysis produced multiples of enterprise value (using Bionova DCF Values adjusted for debt and cash) to LTM revenue (the only multiple for which potentially meaningful comparisons could be made) as follows for the Comparable Transactions: minimum 2.4x, mean 5.9x, median 5.6x and maximum 13.9x, and for Bionova: 1.4x (30% discount rate), 1.6x (27.5% discount rate) and 1.7x (25% discount rate).

  Piper Jaffray summarized the results of these various analyses and the resulting sensitivity to implied incremental benefit to Bionova inferred from Bionova DCF Values. The values in the following table are in thousands, except for per share data.

                                                     BIONOVA DCF VALUES
                                                (AT INDICATED DISCOUNT RATE)
                                                -------------------------------
                                                  30.0%      27.5%      25.0%
                                                ---------  ---------  ---------
Bionova DCF Value.............................  $ 147,198  $ 161,376  $ 177,119
Components of Bionova DCF Value
  DNAP DCF Value..............................     17,990     17,990     17,990
  Aggregate of other selected components of
   Bionova value(1)...........................     75,882     75,882     75,882
                                                ---------  ---------  ---------
Implied incremental benefit of Merger.........  $  53,326  $  67,504  $  83,247
Indicated Bionova DCF Value per equivalent
 DNAP common share(2).........................  $     .80  $     .88  $     .97
DNAP DCF Value per share......................  $     .33  $     .33  $     .33
Closing price of DNAP Common Stock on July 24,
 1996.........................................  $     .50  $     .50  $     .50
Implied premium per share to DNAP Common Stock
 on July 24, 1996.............................       60.5%      76.0%      93.2%
Closing price of DNAP Common Stock on January
 26, 1996 (announcement date).................  $     .88  $     .88  $     .88
Implied one trading day before announcement
 premium (discount) per share of DNAP Common
 Stock........................................     (-8.3)%       0.6%      10.4%
Mean one trading day before announcement
 premium for Comparable Transactions (3)......        9.1%       9.1%       9.1%
Closing price of DNAP Common Stock 30 trading
 days before announcement.....................  $     .75  $     .75  $     .75
Implied 30 trading days before announcement
 premium per share of DNAP Common Stock.......        6.7%      17.3%      29.3%
Mean 30 trading days before announcement
 premium for Comparable Transactions..........       11.9%      11.9%      11.9%

- --------
(1) Includes $45,162,000 Bionova Group Acquired DCF Value, $18,000,000 in cash to be contributed pursuant to the Merger Agreement, $12,289,000 calculated present value of Long Term Funded Research Agreement, and $431,000 calculated present value of net operating loss carry forwards.
(2) Per share Bionova amounts set forth in the table are amounts derived from application of discounted cash flow analysis and are not in any way a projection or opinion by Piper Jaffray as to the price at which shares of Bionova Common Stock may actually trade at any future time.
(3) One trading day prior to announcement premiums (discounts) for the Comparable Transactions ranged from (-17.1%) to 43.3%, with a median of 4.2%. Five trading days prior to announcement premiums (discounts) for the Comparable Transactions ranged from (-28.6%) to 52.9%, with a median of 4.2%. Thirty trading days prior to announcement premiums (discounts) for the Comparable Transactions ranged from (-37.5%) to 50.0%, with a median of 13.3%.

  Piper Jaffray also analyzed the minimum level of anticipated incremental benefit which would need to be realized in order for the Merger to not result in an implied discount per share of DNAP Common Stock (based on the January 26, 1996 closing price), and estimated such amount to be approximately $66.6 million, or $.36 per equivalent DNAP common share.

  Piper Jaffray also presented certain additional analyses relating to
Bionova:

  Dilution analysis. Piper Jaffray compared the potential effect on anticipated earnings per share of DNAP without the Merger with the anticipated earnings per share of Bionova, based in each case on the internal financial planning data employed for purposes of discounted cash flow analysis. In the year ending December 31, 1997, Piper Jaffray observed that the Merger was expected to be slightly dilutive to stockholders of DNAP and in each of the years ending December 31, 1998 to 2000, Piper Jaffray observed that the Merger was expected to be increasingly accretive to stockholders of DNAP.

  Contribution analysis. Piper Jaffray also analyzed the expected contributions of each of DNAP and the Bionova Group to revenue, EBIT and net income of Bionova for the years ending December 31, 1995 to 2000 based on each company's financial planning data.

                                           1995  1996  1997  1998  1999  2000
                                           ----  ----  ----  ----  ----  -----
Revenue
  % DNAP Contribution..................... 14.7% 14.6%  8.0%  6.2%  6.8%   7.8%
  Ratio of % DNAP Contribution to %
   Ownership.............................. .49x  .49x  .27x  .21x  .23x   .26x
EBIT
  % DNAP Contribution.....................   NM*   NM  20.7% 16.3% 26.2%  32.7%
  Ratio of % DNAP Contribution to %
   Ownership..............................   NM    NM  .69x  .54x  .87x  1.09x
Net Income
  % DNAP Contribution.....................   NM    NM  24.4% 19.0% 29.0%  34.8%
  Ratio of % DNAP Contribution to %
   Ownership..............................   NM    NM  .81x  .63x  .97x  1.16x
% Ownership of Bionova by DNAP
 Stockholders.............................   30%   30%   30%   30%   30%    30%

- --------
* Not meaningful

  In addition to the foregoing quantitative analyses, Piper Jaffray considered influential in connection with rendering its Opinion the following additional factors: (i) the lengthy period during which DNAP had been marketed to potential buyers without serious response, other than from ELM, (ii) the need for and difficulty expected in accessing additional equity capital, (iii) the current unavailability of seasonal borrowings, (iv) DNAP's inability to develop internally profitable distribution, sales and growing operations, (v) DNAP's inability to fund and conduct the level of operations which would permit DNAP to fully exploit its technological base, (vi) the terms of the Governance Agreement, (vii) the management, financial, grower network and distribution resources of ELM and Bionova Group, (viii) the potential for increased access to the germplasm of ELM's seed companies and (ix) the anticipated removal of DNAP Common Stock from trading on the Nasdaq National Market if the Merger is not consummated.

  In reaching its conclusion as to the fairness of the aggregate consideration to be received in the Merger and in its presentation to the DNAP Board of Directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusions as to how the results of any given analysis, taken alone, supported its Opinion. The preparation of a fairness opinion is a complete process and not necessarily susceptible to partial analyses or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would create a misleading view of the processes underlying the Opinion. The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any comparable analysis as a comparison is identical to the Bionova Group, DNAP, Bionova or the Merger. Accordingly, an analysis of the results is not mathematical; rather, it involves complex considerations and judgments concerning differences in the various characteristics of the Comparable Transactions to which the Merger was compared and in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading value of the Comparable Companies to which the Bionova Group, DNAP and Bionova were compared.

  For purposes of the Opinion, Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial and other information made available to it and did not assume responsibility independently to verify such information. Piper Jaffray relied upon the assurances of ELM, the Bionova Group and DNAP managements that the information provided by ELM, the Bionova Group and DNAP had a reasonable basis and, with respect to financial planning data, products and technologies under development and other business outlook information, reflected the best available estimates, and that they were not aware of any information or fact that would make the information provided to Piper Jaffray incomplete or misleading. Neither ELM nor DNAP publicly discloses internal management planning data of the type provided Piper Jaffray in connection with its review of the transactions contemplated by the Merger. Such data was not prepared with a view toward public disclosure. Financial planning data was prepared based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such financial planning data. See "Risk Factors." Piper Jaffray has assumed no liability for such financial planning data. Upon the advice of DNAP, ELM and Bionova Group and their legal and accounting advisors, Piper Jaffray assumed (i) the Merger would be treated as a purchase for accounting purposes and (ii) the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Code. Piper Jaffray did not receive advice from legal counsel to DNAP or the Bionova Group concerning the probable outcome of, or estimated damages which might arise from, any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either DNAP or the Bionova Group or their affiliates is a party or may be subject and Piper Jaffray undertook no analysis thereof independently. Accordingly, at DNAP's direction and with its consent, the Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

  In arriving at the Opinion, Piper Jaffray did not perform any appraisal or valuation of specific assets or liabilities of the Bionova Group or DNAP and expressed no opinion regarding the liquidation value of any entity. No limitations were imposed by DNAP on the scope of Piper Jaffray's investigation or the procedures to be followed in rendering its Opinion. Piper Jaffray expressed no opinion as to the price at which shares of DNAP Common Stock have traded and shares of Bionova Common Stock may trade at any future time. The Opinion is based upon information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the Opinion. Events occurring after such date could materially affect the assumptions used in preparing the Opinion.

  Piper Jaffray, as a customary part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, underwritings and other distributions of securities, private placements and evaluations for estate, corporate and other purposes. The DNAP Board selected Piper Jaffray because of its expertise, reputation and familiarity with the ag-biotech industry in general and DNAP in particular.

  Piper Jaffray has provided financial advisory and investment banking services to DNAP in the past for which it has received customary fees, including 30,000 shares of DNAP Common Stock held by Piper Jaffray.

  For rendering its services to the DNAP Board of Directors in connection with the Merger, DNAP has paid Piper Jaffray fees of $100,000 upon its engagement, $150,000 upon rendering its opinion dated January 26, 1996 and $175,000 upon rendering the Opinion, and has agreed to pay an additional fee of $1,000,000 upon consummation of the Merger. If the Merger is not consummated on or before September 30, 1996, DNAP has agreed to pay Piper Jaffray an additional $250,000, which amount would be applied to the $1,000,000 due upon consummation of the Merger if the Merger were subsequently consummated. The contingent nature of a portion of these fees, as well as the relationships referred to in the preceding paragraph, may have created a potential conflict of interest in that DNAP would be unlikely to consummate the Merger unless it had received the Opinion. Whether or not the Merger is consummated, DNAP has agreed to pay the reasonable out-of-pocket expenses of Piper Jaffray and to indemnify Piper Jaffray against certain liabilities incurred (including liabilities under the federal securities laws) in connection with the engagement of Piper Jaffray by DNAP.

REGULATORY APPROVAL

  The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. DNAP and Bionova filed the required information and material with the Antitrust Division and the FTC on March 5, 1996 and received notice of termination of the applicable waiting periods on March 15, 1996.

  The Merger is also subject to certain Mexican laws that require the Merger and related transactions to be approved by both the MFIC and the MFCC prior to the Effective Time. The requisite filings were made with the MFIC and the MFCC on February 26, 1996, and May 3, 1996, respectively. The approvals of the MFIC and the MFCC were obtained on May 2, 1996 and May 24, 1996, respectively.

MARKET FOR BIONOVA COMMON STOCK

  After the Merger, DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock will be removed from quotation on the Nasdaq National Market and the registration of the DNAP Common Stock and the DNAP Convertible Exchangeable Preferred Stock under the Exchange Act will be terminated. Bionova has filed with the Commission a Registration Statement under the Securities Act with respect to the Bionova Common Stock to be issued in connection with the Merger to the holders of DNAP Stock. It is a condition to the Merger that (i) the Registration Statement is declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement be in effect and no proceedings for such purpose be pending before or threatened by the Commission and (ii) the shares of Bionova Common Stock to be issued in connection with the Merger be authorized for quotation on the Nasdaq National Market, subject to notice of such issuance.

DNAP'S NASDAQ LISTING

  The DNAP Stock is currently listed on the Nasdaq National Market pursuant to a temporary exception granted by Nasdaq to its net tangible assets and bid price requirements for continued listing, which expires September 20, 1996. Since the Effective Time will not have occurred by September 20, 1996, if no extension to the exception is granted by Nasdaq, it is likely that the DNAP Stock would be removed from listing on the Nasdaq National Market. If the DNAP Stock is removed from listing on the Nasdaq National Market, DNAP would request that the DNAP Stock be listed on the Nasdaq SmallCap Market pending the consummation of the Merger. If that request were denied, or if the Merger Agreement were terminated for any reason, it is likely that the DNAP Stock would not be listed by Nasdaq and would trade only over the counter due to DNAP's inability to meet the net tangible assets and bid price requirements for continued listing by Nasdaq. The removal of the DNAP Stock from listing on the Nasdaq National Market or from listing on the Nasdaq SmallCap Market could adversely affect the value and liquidity of the outstanding shares of DNAP Stock.

CONFLICTS OF INTEREST

  In considering the recommendation of the DNAP Board of Directors with respect to the Merger, stockholders of DNAP should be aware that certain persons may have direct or indirect interests in the Merger separate from those of the stockholders of DNAP generally, including those discussed below.

  Representation on Board of Directors. Robert Serenbetz, DNAP's Chairman, Chief Executive Officer and President, will become a director of Bionova, as will Gerald Laubach, Evelyn Berezin and Douglas Luke, Jr., each of whom currently serves as a director of DNAP. See "The Merger Agreement and Related Agreements--The Governance Agreement."

  Agreements Relating to Stock Options. To assist DNAP to satisfy certain contractual obligations relating to the number of authorized shares of DNAP Common Stock available for purchase upon the exercise of certain warrants held by third parties, Robert Serenbetz; John Bedbrook, Executive Vice President and Director of Science of DNAP; David Evans, Executive Vice President, Business Development of DNAP; and Stephen Prichard, Vice President, Human Resources and Administration of DNAP, have surrendered certain options to purchase shares of DNAP Common Stock previously granted to them by DNAP as follows: Mr. Serenbetz-- 945,000 options at exercise prices ranging from $2.47 to $5.63 and expiration dates ranging from November 2001 to March 2005; Mr. Bedbrook--385,000 options at exercise prices ranging from $2.47 to $8.13 and expiration dates ranging from November 1998 to March 2005; Mr. Evans--395,000 options at prices ranging from $2.47 to $12.75 and expiration dates ranging from November 1996 to March 2005; and Mr. Prichard--215,000 options at prices ranging from $2.47 to $8.13 and expiration dates ranging from November 1997 to March 2005. Bionova has agreed to grant to each of such persons at or immediately after the Effective Time options to purchase shares of Bionova Common Stock. Such options shall be for the same number of shares (adjusted in accordance with the exchange ratio applicable to the Merger), and shall be exercisable on the same terms, as the surrendered options to purchase shares of DNAP Common Stock. See "The Merger Agreement and Related Agreements--The Merger Agreement--Options and Warrants."

  Pursuant to the Merger Agreement, Bionova will assume each option and warrant to purchase shares of DNAP Common Stock outstanding at the Effective Time. Each such option or warrant will become an option or warrant to purchase shares of Bionova Common Stock on the same terms as the options and warrants being assumed (adjusted in accordance with the exchange ratio applicable to the Merger). Several directors and officers of DNAP own options to purchase shares of DNAP Common Stock that will be assumed by Bionova pursuant to the Merger Agreement. See "The Merger Agreement and Related Agreement--The Merger Agreement--DNAP Options and Warrants" and "Beneficial Ownership of DNAP Common Stock by Certain Stockholders and Management."

  Severance Agreements. DNAP has entered into severance agreements with Robert Serenbetz, John Bedbrook, David Evans, Stephen Prichard and four other members of senior management of DNAP. Each person's severance agreement provides, subject to certain conditions, that such person will be paid a severance payment equal to one year's total compensation (measured as current base salary plus the average incentive compensation paid to such person during the three year period from 1993 to 1995) in the event that prior to the first anniversary of the Closing Date, (i) such person's employment by DNAP is involuntarily terminated without cause or (ii) such person voluntarily terminates his or her employment with DNAP for good reason (meaning a reduction in such person's base compensation or, in the case of the officers named above, a reduction in duties). The amount of the severance payment for each of these persons would be the following: Robert Serenbetz--$310,534; David Evans--$207,737; John Bedbrook--$210,704; Stephen Prichard--$135,405; Pamela Dunsmuir--$106,967; Neal Gutterson--$105,233; Emanuel Lazopoulos-- $183,600; and Robert Whitaker--$121,600.

  Indemnification. The Merger Agreement provides that all rights of the present and former directors and officers of DNAP to indemnification existing under DNAP's Certificate of Incorporation or Bylaws at the Effective Time will, subject to any limits under applicable law, continue in full force and effect with respect to acts and omissions of the directors and officers of DNAP through and including the Effective Time. The Merger Agreement also requires DNAP to maintain directors' and officers' liability insurance for the three-year period following the Effective Time providing coverage with respect to such acts and omissions no less favorable than that in existence at the Effective Time and with aggregate limits not less than three times the limits in effect at the Effective Time. The aggregate limits under DNAP's directors' and officers' liability insurance is $5 million. During such three-year period, Bionova will fund any deductible amounts applicable to claims made under such policies to the extent, if any, that DNAP is otherwise permitted to do so under applicable law but is unable to do so because of its financial condition.

  The Governance Agreement requires ELM to cause Bionova to indemnify, defend and hold harmless the Independent Directors (as defined therein) to the fullest extent permitted by law against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement based upon or arising out of such person's service as an Independent Director, the Governance Agreement or any transaction contemplated by the Governance Agreement. The Governance Agreement requires Bionova to use its best efforts to maintain directors' and officers' liability insurance during the five-year period following the Closing Date on terms and in amounts not less than that provided to directors of DNAP immediately prior to the Effective Time.

RESALES OF BIONOVA COMMON STOCK ISSUED PURSUANT TO THE MERGER

  The shares of Bionova Common Stock to be issued to the holders of DNAP Stock pursuant to the Merger are being registered under the Securities Act pursuant to the Registration Statement and may generally be resold freely without further registration, except in the case of persons who are "affiliates" of DNAP (as such term is defined under Rule 144 of the Securities Act). Such affiliates will not be able to resell the Bionova Common Stock received by them pursuant to the Merger unless such shares are registered for resale under the Securities Act, are sold in compliance with an exemption from the registration requirements of the Securities Act or are sold in compliance with Rule 144 or Rule 145 under the Securities Act. Bionova will not be required to maintain the effectiveness of the Registration Statement for the purpose of such resales.

  Pursuant to Rule 145 under the Securities Act, the sale of Bionova Common Stock acquired by such affiliates pursuant to the Merger will be subject to certain restrictions. Such persons may sell Bionova Common Stock under Rule 145 only if (i) Bionova has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months, (ii) the Bionova Common Stock is sold in a "broker's transaction," as defined in Rule 144 under the Securities Act and (iii) such sale and all other sales made by such person within the preceding three months do not collectively exceed the greater of (x) one percent of the then outstanding shares of Bionova Common Stock, and (y) the average weekly trading volume of Bionova Common Stock in the Nasdaq National Market during the four-week period preceding the sale.

  Persons who may be deemed to be affiliates of DNAP generally include individuals or entities that control, are controlled by or are under common control with, DNAP and may include certain officers and directors of DNAP as well as principal stockholders of DNAP.

APPRAISAL RIGHTS

  Holders of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock are not entitled to exercise appraisal rights under applicable provisions of the DGCL because the DNAP Common Stock and the DNAP Convertible Exchangeable Preferred Stock were quoted on the Nasdaq National Market on the record date for the Special Meeting and the Bionova Common Stock to be issued pursuant to the Merger will be listed on the Nasdaq National Market and held of record by more than 2,000 holders as of the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Set forth below is a summary of the written opinion of Bionova's legal counsel, Thompson & Knight, P.C., with respect to the material federal income tax consequences which are expected to result from the Merger (the "Tax Opinion"). The Tax Opinion is subject to certain assumptions and based on certain representations of Bionova and DNAP. Stockholders of DNAP should be aware that the Tax Opinion will not be binding upon the IRS nor will the IRS be precluded from adopting a contrary position.

  It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the Merger Agreement as they relate to the particular circumstances of each DNAP stockholder. The federal income tax consequences to any particular DNAP stockholder may be affected by matters not discussed below. For example, certain types of holders (including foreign persons, life insurance companies, tax exempt organizations, taxpayers who may be subject to the alternative minimum tax and taxpayers who are holders of options which were not issued in connection with the performance of services and of warrants) may be subject to special rules not addressed herein. Furthermore, the discussions may not be applicable with respect to shares received pursuant to the exercise of employee stock options or otherwise as compensation. Each DNAP stockholder should consult his or her own tax advisor with respect to his or her own particular circumstances.

  This summary is based on the current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to changes that may or may not be retroactively applied. Many of the provisions of the Code which have been recently enacted or amended have not been interpreted by the courts or the IRS.

  No ruling has been requested from the IRS with respect to any of the matters discussed herein, and thus no assurance can be provided that the opinions and statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or would be sustained by a court if so challenged.

  THE DISCUSSION SET FORTH BELOW ADDRESSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF GENERAL APPLICATION WHICH ARE EXPECTED TO RESULT FROM THE MERGER. STOCKHOLDERS OF DNAP SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE MERGER AND THE ACQUISITION, HOLDING AND DISPOSITION OF THE BIONOVA COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

  Merger. Based on certain factual representations by Bionova and DNAP and certain factual assumptions set forth in the Tax Opinion, which is included as an exhibit to the Registration Statement, the Tax Opinion concludes that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, that no gain or loss will be recognized by stockholders of DNAP upon the exchange of their shares of DNAP Stock for shares of Bionova Common Stock pursuant to the terms of the Merger Agreement (except for gain on cash received in lieu of fractional shares, as discussed below) and that no gain or loss will be recognized by Bionova, Merger Sub or DNAP as a result of the Merger. The aggregate basis of the shares of Bionova Common Stock received by stockholders of DNAP pursuant to the Merger will be the same as the aggregate basis of the shares of DNAP Stock exchanged therefor (less basis attributable to fractional shares surrendered for cash), and the holding period of such Bionova Common Stock will include the period during which such shares of DNAP Stock exchanged therefor were held, provided such shares of DNAP Stock were held as a capital asset at the time of the Merger.

  Receipt of Cash in Lieu of Fractional Shares. DNAP Stockholders receiving cash in lieu of fractional shares will be treated as if such fractional shares had been received in the Merger and redeemed by Bionova for cash. Unless the redemption is found to be essentially equivalent to a dividend, the stockholder will recognize gain or loss measured by the difference between the stockholder's basis in the fractional share surrendered and the amount of cash received.

  Tax Consequences to Holders of Certain Options to Acquire DNAP
Stock. Options to acquire DNAP Stock which were issued by DNAP in connection with the performance of services will not be exchanged pursuant to the Merger Agreement. Instead, Bionova will assume all such outstanding options so that they become options to acquire Bionova Common Stock on the same terms and conditions. The foregoing assumption of options and warrants to acquire Bionova Common Stock should not cause the recognition of income, gain or loss to the option holders.

  Section 382 Limitation. If a corporation undergoes an "ownership change,"
Section 382 of the Code limits the corporation's ability to utilize its net operating loss carryforwards (and certain other tax attributes) for all periods subsequent to the ownership change for both regular tax and alternative minimum tax purposes (the "Section 382 Limitation"). An ownership change is a transaction or series of transactions resulting in an increase of more than 50 percentage points in the percentage of ownership interests of stockholders who, before or after such ownership change, own, directly or indirectly, five percent or more of the stock of such corporation. The Merger will result in an ownership change for DNAP and, therefore, the use of the net operating loss carryforwards of DNAP after the Merger will be subject to the
Section 382 Limitation. The Section 382 Limitation is an annual limit on the amount of income generated by DNAP which may be offset by the pre-ownership change net operating loss carryforwards of DNAP and is an amount equal to the fair market value of DNAP immediately before the Merger multiplied by the long-term tax-exempt rate as determined under Section 382(f) of the Code.

  Transfers of Capital Stock to Bionova. Section 1445 of the Code requires that the transferee of a "United States real property interest" as such term is defined in Section 897(c)(1) of the Code (a "USRPI") is required to deduct and withhold a tax equal to ten percent of the amount realized on the disposition of such USRPI by a foreign person. An interest (other than an interest solely as a creditor) in a corporation is a USRPI if such corporation is both a domestic corporation and a "United States real property holding corporation" as such term is defined in Section 897(c)(2) of the Code. The transfer of the capital stock of ABSA was not a transfer of a USRPI, because ABSA is not a domestic corporation; consequently, Bionova will not be required with respect to such transfer to deduct and withhold any tax pursuant to
Section 1445 of the Code. The transfer of the capital stock of IPHC, a domestic corporation, was not a transfer of a USRPI, because IPHC is not a United States real property holding corporation; consequently, provided that IPHC, Bionova and the transferor of the capital stock of IPHC comply with the requirements of Section 1445 of the Code and the regulations thereunder regarding transfers of domestic corporations, Bionova will not be required with respect to such transfer to deduct and withhold any tax pursuant to
Section 1445 of the Code.

ACCOUNTING CONSEQUENCES OF THE MERGER AND RELATED TRANSACTIONS

  The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. The effect of purchase accounting treatment is that the assets and liabilities of DNAP will be recorded at their fair values at the Effective Time. See "Unaudited Pro Forma Condensed Consolidated Financial Information of Bionova."

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

  The descriptions of the Merger Agreement, and of the Loan Agreement, the Assignment of Patents (as defined below), the Sole License Agreement, the Non-Exclusive License Agreement, the Long Term Funded Research Agreement and the Governance Agreement (collectively, the "Related Agreements"), contained in this Proxy Statement/Prospectus are qualified in their entirety by reference to the Merger Agreement (which is attached hereto as Annex I and incorporated by reference herein) and the Related Agreements (which have been filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part).

THE MERGER AGREEMENT

  Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into DNAP, with DNAP being the surviving corporation. At the Effective Time, each share of DNAP Common Stock then issued and outstanding will be converted into and represent the right to receive 0.10 shares of Bionova Common Stock and each share of DNAP Convertible Exchange Preferred Stock then issued and outstanding will be converted into and represent the right to receive 0.68375 shares of Bionova Common Stock, except for any DNAP Stock held in the treasury of DNAP or held by any subsidiary of DNAP, which shares will be cancelled. A cash payment, which is described in more detail below, will be made to the holders of DNAP Stock in lieu of issuing fractional shares of Bionova Common Stock. At the Effective Time, DNAP will become a wholly-owned subsidiary of Bionova, which will change its corporate name to DNAP Holding Corporation.

  After the Merger, current holders of DNAP Stock will no longer possess any interest in, or rights as stockholders of, DNAP. The shares of Bionova Common Stock issued to holders of DNAP Stock in the Merger will constitute 30% of the total shares of Bionova Common Stock issued and outstanding immediately after the Effective Time. The remaining issued and outstanding shares of Bionova Common Stock will be owned of record by Bionova International, an indirect wholly-owned subsidiary of ELM.

  The Effective Time. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of Delaware. It is currently anticipated that the filing of the certificate of merger will be made as promptly as practicable following the adoption of the Merger Agreement by the holders of DNAP Common Stock. Such filing will be made, however, only upon the satisfaction or waiver, where permissible, of the other conditions to consummation of the Merger.

  Exchange of DNAP Stock. The Exchange Agent will exchange certificates representing DNAP Stock for certificates representing Bionova Common Stock in accordance with the terms of the Merger Agreement. Promptly after the Effective Time, the Exchange Agent will mail to each holder of record of one or more certificates that immediately prior to the Effective Time represented outstanding DNAP Stock (the "Old Certificates") a Letter of Transmittal and instructions to effect the surrender of the Old Certificates in exchange for certificates representing shares of Bionova Common Stock.

  HOLDERS OF DNAP STOCK ARE REQUESTED NOT TO SURRENDER THEIR OLD CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

  Upon surrender to the Exchange Agent of an Old Certificate, together with a duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, the holder of such Old Certificate will be entitled to receive in exchange therefor certificates representing the number of shares of Bionova Common Stock into which the DNAP Stock represented by such Old Certificate were converted pursuant to the Merger Agreement, and the Old Certificate so surrendered will forthwith be cancelled.

  No holder of an Old Certificate will be entitled to receive dividends or other distributions, if any, on Bionova Common Stock until surrender of such holder's Old Certificate for one or more certificates representing shares of Bionova Common Stock.

  No fractional shares of Bionova Common Stock will be issued in respect of DNAP Stock. In lieu of any fractional share, Bionova will pay (without interest) an amount of cash (rounded down to the nearest cent) determined by multiplying the fractional interest by the average closing price, as reported on the Nasdaq National Market, of a share of Bionova Common Stock during the 10 trading days immediately following the fifth trading day after the Closing Date.

  If any certificate for shares of Bionova Common Stock is to be issued in a name other than the name in which the Old Certificate surrendered in exchange therefor was registered, the person requesting such issuance will be required either to pay any transfer or other taxes required by reason thereof or to establish to the satisfaction of Bionova that such taxes have been paid or are not applicable. Neither Bionova nor DNAP will be liable to any former holder of DNAP Stock with respect to shares of Bionova Common Stock (or dividends or distributions, if any, with respect thereto) delivered to a public official pursuant to any applicable abandoned property laws.

  DNAP Options and Warrants. The Merger Agreement provides that, at the Effective Time, Bionova will assume each outstanding option and warrant to acquire shares of DNAP Common Stock and such assumed options and warrants will thereafter constitute an option or warrant (as the case may be) to purchase the number of whole shares of Bionova Common Stock as the holder of such option or warrant would have been entitled to receive in the Merger had such holder exercised the option or warrant in full immediately prior to the Effective Time. The price per share of Bionova Common Stock at which any such option or warrant will thereafter be exercisable will be an amount equal to the aggregate exercise price of the shares of DNAP Common Stock for which such option or warrant was formerly exercisable divided by the number of full shares of Bionova Common Stock purchasable upon exercise of such option or warrant immediately after the Effective Time. The other terms, conditions and restrictions applicable to such options and warrants, including the vesting schedule, will remain in effect.

  At July 12, 1996, there were a total of 1,644,603 outstanding options to purchase shares of DNAP Common Stock under five different stock option plans, of which 993,103 were exercisable at such date. In connection with the Merger, Bionova will assume DNAP's stock option plans so that following such assumption such options thereafter represent corresponding rights to acquire shares of Bionova Common Stock, with an adjustment in the exercise price and the number of shares issuable under such plans to reflect the exchange ratio applicable to the

Merger. The following table names DNAP's existing stock option plans and summarizes the options outstanding thereunder:

                                   OPTIONS
   PLAN                          OUTSTANDING EXERCISE PRICES EXPIRATION DATES
   ----                          ----------- --------------- -----------------
1982 Stock Option Plan..........    42,500   $ 4.125-$ 5.500 11/05/96-11/21/01
1986 Stock Option Plan..........   366,473   $  2.94-$12.875 11/05/96-03/01/03
1994 Stock Option Plan..........   924,170   $   .875-$5.375 01/23/03-11/08/05
Incentive Stock Option Plan.....    73,460   $  4.125-$5.500 11/19/97-11/21/01
Non-employee Director Stock
 Option Plan....................   238,000   $ 2.0313-$6.525 05/09/00-05/18/05

  Prior to the Effective Time, Bionova will take all corporate action necessary to reserve for issuance a sufficient number of shares of Bionova Common Stock for delivery under the options being assumed by Bionova. If and to the extent required under the Securities Act, Bionova will file registration statements on Form S-8 (or other applicable form) with respect to the shares of Bionova Common Stock subject to such options and will use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of any prospectus contained therein) for so long as such options remain outstanding.

  On June 21, 1996, certain officers of DNAP surrendered options to purchase an aggregate of 1,940,000 shares of DNAP Common Stock which have exercise prices ranging from $2.47 to $12.75, in order to assist DNAP to satisfy certain contractual obligations relating to the number of authorized shares of DNAP Common Stock available for purchase upon the exercise of certain warrants held by third parties. If the Merger is consummated, Bionova has agreed to issue to such officers options to purchase shares of Bionova Common Stock on terms substantially similar to those of the surrendered options, with an adjustment in the exercise price and the number of shares issuable in connection with such options to reflect the exchange ratio applicable to the Merger. See "The Merger and Related Transactions--Conflicts of Interest."

  At July 12, 1996, DNAP had warrants outstanding that provide for the purchase of 200,000 shares of DNAP Common Stock at $10.00 per share that expire in November 1996; 400,000 shares of DNAP Common Stock at $6.65 per share that expire in January 1999; 4,070,182 shares of DNAP Common Stock at $2.50 per share that expire during the third and fourth quarters of 2000; 725,000 shares of common stock at $1.75 per share that expire in September 1997; and 362,500 shares of DNAP Common Stock at $1.75 per share that expire in September 1997 (which date, under certain circumstances, may be extended to September 1998). In connection with such assumption, Bionova will prepare such documentation as shall be necessary so that following such assumption such warrants thereafter represent corresponding rights to acquire shares of Bionova Common Stock. In addition, prior to the Effective Time, Bionova will take all corporate action necessary to reserve for issuance a sufficient number of shares of Bionova Common Stock for delivery under the warrants being assumed by Bionova, with an adjustment in the exercise price and the number of shares issuable in connection with such warrants to reflect the exchange ratio applicable to the Merger.

  Transfer of the Bionova Subsidiaries and Capital Contribution to
Bionova. Pursuant to the Merger Agreement, Bionova Mexico will transfer to Bionova all of its direct or indirect interests in each of the Bionova Subsidiaries at or prior to the Effective Time. Also, in order to provide Bionova with the funds necessary to carry out its obligations under the Loan Agreement and pursuant to the Merger Agreement, Bionova Mexico provided $10 million in loans and capital to Bionova from sources other than the Bionova Subsidiaries. If the Merger is consummated, ELM or an affiliate thereof will contribute an amount equal to the then outstanding balance of such loans, if any, to the capital of Bionova. See "The Loan Agreement" below in this section. On or before the Closing Date, ELM has also agreed to make, or cause to be made, an additional capital contribution of $8 million in cash to Bionova.

  Guarantee of Certain DNAP Indebtedness. Pursuant to the Merger Agreement, during the three-year period immediately following the Closing Date, ELM has agreed to provide when requested by Bionova a guarantee of Bionova's indebtedness to a financial institution under a loan or line of credit, provided that (i) ELM's maximum exposure under such guarantee is limited to $20 million and (ii) the documents evidencing such loan or line of credit provide that the aggregate amount loaned to Bionova thereunder will not exceed at any time the sum of (x) 80% of the accounts receivable of Bionova and its consolidated subsidiaries and (y) 50% of the inventories of Bionova and its consolidated subsidiaries and such loan is secured by such accounts receivable and inventories.

  Conditions to the Merger; Waiver and Amendment. The respective obligations of the parties to the Merger Agreement to effect the Merger are subject to the satisfaction of certain conditions, including (i) the adoption of the Merger Agreement by the holders of DNAP Common Stock; (ii) no proceeding, claim, suit, investigation or inquiry before any arbitrator, or any court or tribunal in any jurisdiction, or any federal, state, municipal or other governmental authority, department or instrumentality (a "Governmental Entity") seeking to restrain, prohibit or obtain damages or other relief in connection with the Merger Agreement or the consummation of the transactions contemplated thereby being pending; (iii) the Registration Statement having been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement being in effect and no proceedings for such purpose being pending before or threatened by the Commission; (iv) the shares of Bionova Common Stock to be issued pursuant to the Merger having been authorized for listing on the Nasdaq National Market; (v) the performance by the parties in all material respects of their respective obligations under the Merger Agreement, and the correctness in all material respects of the parties' respective representations and warranties contained therein; and (vi) delivery of certain closing certificates and opinions of counsel.

  The obligations of DNAP to effect the Merger are also subject to (i) Piper Jaffray's fairness opinion not having been withdrawn or amended in a manner adverse to DNAP or its stockholders; (ii) the absence of an occurrence having a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects of Bionova Mexico, Bionova and the Bionova Group considered as a whole or on the ability of ELM, Bionova Mexico, Bionova or Merger Sub to perform on a timely basis any of their respective material obligations under the Merger Agreement or any agreement, instrument or document entered into or delivered in connection therewith;
(iii) the execution and delivery by ELM and Bionova of the Governance Agreement and the Long Term Funded Research Agreement; and (iv) the execution and delivery of severance agreements by certain executives of DNAP. See "The Merger and Related Transactions--Conflicts of Interest."

  The obligations of ELM, Bionova Mexico, Bionova and Merger Sub to effect the Merger are also subject to (i) the absence of an occurrence having a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects of DNAP and its subsidiaries, considered as a whole, or on the ability of DNAP to perform on a timely basis any of its material obligations under the Merger Agreement or any agreement, instrument or document entered into in connection therewith; and (ii) no party, if any, holding preemptive rights to acquire capital stock or any other security of DNAP or any of its subsidiaries having notified DNAP or such subsidiary, as the case may be, of the exercise of such rights.

  The parties to the Merger Agreement may (i) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant thereto and (ii) waive the other parties' compliance with any agreements and fulfillment of any conditions contained in the Merger Agreement.

  The parties to the Merger Agreement may amend the Merger Agreement before or after its adoption by the holders of DNAP Common Stock, but after such stockholder approval, Delaware law does not permit any amendment that changes the amount or type of the consideration payable to holders of DNAP Stock.

  Termination. The Merger Agreement may be terminated prior to the Effective Time (notwithstanding adoption by the stockholders of DNAP) by (i) mutual agreement of DNAP and Bionova; (ii) either DNAP or Bionova, if the Merger has not been effected on or prior to October 31, 1996, unless the failure to effect the Merger is due to a breach of the Merger Agreement by the party seeking to terminate it; (iii) either DNAP or

Bionova, if there has been a material misrepresentation or material breach in the representations, warranties, or covenants of ELM, Bionova Mexico, Bionova or Merger Sub, on the one hand, or DNAP, on the other, and such breach is not cured, in the case of a representation or warranty, prior to the Effective Time, or, in the case of a covenant, within 30 days following written notice thereof; (iv) either DNAP or Bionova, if any statute, rule or regulation makes consummation of the transactions contemplated by the Merger Agreement illegal or otherwise prohibited, or any Governmental Entity has issued an order, decree, or ruling or takes any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and nonappealable; (v) either DNAP or Bionova, if the holders of DNAP Common Stock shall have failed to approve the Merger Agreement at a special meeting called for such purpose; or (vi) either DNAP or Bionova, if the Board of Directors of DNAP has approved and/or recommended to the stockholders of DNAP an alternative transaction pursuant to which any person or group of persons other than Bionova or its affiliates (a "Third Party") would acquire (including by means of a merger or tender offer) capital stock (or other securities convertible, exchangeable or exercisable into capital stock) of DNAP representing more than 15% of DNAP, or any Third Party would acquire control of more than 15% of the assets of DNAP (an "Alternative Transaction").

  The Merger Agreement permits the parties to waive certain conditions to their respective obligations without further approval by the stockholders of DNAP. Accordingly, the respective parties are authorized to elect not to terminate the Merger Agreement even if the requirements or conditions described above are not met or complied with at or before the Effective Time.

  Conduct of Businesses Prior to the Merger. DNAP has covenanted in the Merger Agreement to conduct its business prior to the Merger in the ordinary and usual course and in a manner consistent with past practice, and not to take certain specified actions. ELM, Bionova Mexico, Bionova and Merger Sub have agreed to cause Bionova Mexico, Bionova, Merger Sub and the Bionova Subsidiaries Group to conduct their respective businesses prior to the Merger in the ordinary and usual course and in a manner consistent with past practice, and not to take certain specified actions.

  Expenses. Except as otherwise described below in this section, all costs and expenses incurred in connection with the Merger, regardless of whether or not consummated, are to be paid by DNAP, if DNAP is the party incurring such expenses, and by ELM, if ELM, Bionova, Bionova Mexico or Merger Sub is the party incurring such expenses. Costs for printing and filing of the Registration Statement are to be shared equally by DNAP and Bionova.

  If the Merger Agreement is terminated (i) by Bionova because DNAP's Board of Directors has withdrawn or modified in a manner adverse to Bionova its approval or recommendation of the Merger Agreement or the Merger, or has approved and/or recommended to the stockholders of DNAP an Alternative Transaction, or DNAP has materially breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or (ii) after October 31, 1996, by DNAP without cause at a time when Bionova could have terminated the Merger Agreement because of a material breach by DNAP, then the Merger Agreement requires DNAP to reimburse Bionova for all reasonable out-of-pocket expenses and fees (including filing fees, printing fees, fees and expenses of its counsel and other professionals' fees and expenses) incurred or required to be paid by or on behalf of Bionova in connection with the Merger, up to a maximum amount of $1,500,000.

  If the Merger Agreement is terminated (i) by DNAP because ELM, Bionova Mexico, Bionova or Merger Sub materially breaches any representation, warranty, covenant or agreement contained in the Merger Agreement, or (ii) after October 31, 1996, by Bionova without cause at a time when DNAP could have terminated the Merger Agreement because of a material breach, then the Merger Agreement requires ELM or Bionova to reimburse DNAP for all reasonable out-of-pocket expenses and fees (including filing fees, printing fees, fees and expenses of its counsel, and other professionals' fees and expenses) incurred or required to be paid by or on behalf of DNAP in connection with the Merger, up to a maximum amount of $1,500,000.

  If the Merger Agreement terminates under any circumstance in which DNAP is obligated to pay expenses to Bionova as described above, and within one year of such termination an Alternative Transaction occurs or is announced, or DNAP enters into an agreement with respect thereto (substituting 35% thresholds for the 15% thresholds described in the definition of Alternative Transaction set forth above), then DNAP shall also be obligated to pay to Bionova a fee equal to the excess of $2 million over the reimbursement of expenses paid by DNAP to Bionova.

THE LOAN AGREEMENT

  In connection with the Merger Agreement, Bionova and DNAP entered into the Loan Agreement. Pursuant to the Loan Agreement, Bionova loaned $5 million to DNAP on January 26, 1996 and an additional $5 million to DNAP on July 1, 1996. The outstanding principal balance of the Loan bears interest at the rate of 10.25% per annum and, together with all accrued interest thereon, will become due and payable on the earlier of (i) January 26, 1999, (ii) if either DNAP or Bionova has terminated the Merger Agreement because the Board of Directors of DNAP has approved and/or recommended to the stockholders of DNAP an Alternative Transaction, then on the date on which DNAP consummates an Alternative Transaction and (iii) if the Merger Agreement terminates for any other reason, then on the date an Alternative Transaction is consummated (substituting 35% thresholds for the 15% thresholds described in the definition of Alternative Transaction set forth above). The Loan may be accelerated by Bionova at any time during the continuance of certain events of default specified in the Loan Agreement and may be prepaid by DNAP at any time without premium or penalty. A percentage of certain royalty fees to be received by DNAP must be used to satisfy DNAP's obligations under the Loan Agreement.

  The Loan is secured by the assignment to Bionova of DNAP's right, title and interest in and to the Transwitch Patents pursuant to an Assignment of Patents, dated as of January 26, 1996 (the "Assignment of Patents"). If, in the opinion of experts agreed on by DNAP and Bionova, at any time from July 1, 1997 until 180 days prior to the scheduled termination date of the Loan Agreement, the excess of the value of the Transwitch Patents over the aggregate amount due and owing in respect of the Loan is less than $3,000,000, Bionova may require DNAP to provide additional security sufficient to make up such shortfall. The Loan Agreement provides that any losses suffered by DNAP as a result of any claim that the assignment of the Transwitch Patents violated the terms of an existing license of a Transwitch Patent may be offset against the amounts owed by DNAP in respect of the Loan.

  Prior to the repayment in full of the Loan, DNAP may not pay any dividends on, or make other distributions in respect of, any class of its capital stock, or take certain other actions, without the written consent of Bionova.

THE SOLE LICENSE AGREEMENT AND THE NON-EXCLUSIVE LICENSE AGREEMENT

  As noted above, DNAP has assigned to Bionova all of its right, title and interest in and to the Transwitch Patents. Bionova and DNAP have entered into the Sole License Agreement, pursuant to which Bionova granted back to DNAP an exclusive, royalty-free license to use the Transwitch Patents to develop and market products using the products or processes covered by such patents and to satisfy DNAP's obligations under existing licenses of the Transwitch Patents. Under the Loan Agreement, Bionova is obligated to assign the Transwitch Patents back to DNAP upon the payment in full of all amounts due and owing in respect of the Loan. If Bionova accelerates the maturity of the Loan as a result of an event of default under the Loan Agreement, DNAP's right to have the Transwitch Patents reassigned to it will terminate and the license to use the Transwitch Patents granted by Bionova to DNAP under the Sole License Agreement will convert to a non-exclusive, royalty-free license to use the Transwitch Patents.

  The Sole License Agreement provides that Bionova may not make any use of the Transwitch Patents on its own behalf prior to the termination of DNAP's rights to have the Transwitch Patents reassigned to it, except to the extent Bionova has such rights under the Non-Exclusive License Agreement. DNAP may enter into sublicenses of the Transwitch Patents only to entities which fund at least $350,000 of research by DNAP in any three-year period, and only if the sublicense is non-exclusive, relates solely to the development and commercialization of products or processes resulting from the funded research, bears commercially reasonable royalties and 50% of the royalties received by DNAP are paid by it to Bionova to reduce DNAP's outstanding obligations under the Loan Agreement. DNAP may also enter into sublicenses of the Transwitch Patents with other entities with the approval of Bionova, which approval has been obtained in certain cases.

  DNAP and Bionova have also entered into the Non-Exclusive License Agreement under which Bionova was granted a license to use the Transwitch Patents except that such license does not include rights in the following areas: (i) floricultural varieties (meaning ornamental flowers, cut flowers, potted flowers, bedding flowers or ornamental foliage plants) of use solely for their aesthetic value but not of use as a source of chemicals, extracts or food, and
(ii) blackberries, raspberries and strawberries. The Non-Exclusive License Agreement prohibits Bionova from assigning or sublicensing its rights thereunder, other than to its affiliates, and provides for the payment of royalties by Bionova to DNAP of $250,000 per calendar quarter, except that royalties for the quarter ended March 31, 1996 were $50,000 and royalties for the quarter ending June 30, 1996 were $125,000. In lieu of such royalties, however, Bionova may convert the license to a fully paid license by paying DNAP either (i) $1,500,000 prior to September 30, 1996, plus a royalty of 2.5% of the net sales price of products covered by one or more of the Transwitch Patents as long as such patents remain in effect or (ii) a lump sum amount after September 30, 1996 which, when discounted at a discount rate of 10% per annum, together with the discounted value of all quarterly royalty payments made with respect to calendar quarters after the calendar quarter ending June 30, 1996, yields a total present value of $5 million as of January 26, 1996.

THE LONG TERM FUNDED RESEARCH AGREEMENT

  On the Closing Date, DNAP and ELM (directly or through its affiliates) will enter into the Long Term Funded Research Agreement, pursuant to which they will use their best efforts to agree on research projects to be conducted by DNAP for ELM or its affiliates which will result in payments to DNAP of $30 million over a 10-year period, with minimum funding (subject to carryforwards) of $9 million in any three-year period. The Long Term Funded Research Agreement contemplates that such projects will relate to the utilization of biotechnology in the seed industry. Unless otherwise agreed by the parties, payments of at least $625,000 in respect of ELM's obligation to fund research projects are to be paid to DNAP at the beginning of each calendar quarter during the term of the Long Term Funded Research Agreement. The Long Term Funded Research Agreement provides that ELM may terminate any project at any time upon payment to DNAP of its costs through the date of termination and actual losses or commitments made.

  Intellectual property developed by DNAP in connection with a project ("Developed Intellectual Property") will belong to ELM and/or its affiliates, and such entities will retain the exclusive rights to commercialization of the Developed Intellectual Property in the project's intended market (the "Field"). The Long Term Funded Research Agreement will also provide that DNAP will have a perpetual, royalty-free (i) non-exclusive license to use the Developed Intellectual Property for research purposes in the Field and (ii) sole license to use and commercialize the Developed Intellectual Property outside the Field. In addition, the Long Term Funded Research Agreement will grant ELM a non-exclusive license to use all other intellectual property owned (in whole or in part), controlled or licensable by DNAP from time to time solely to the extent necessary or appropriate in connection with the commercialization of any Developed Intellectual Property within the Field. ELM will pay royalties for the use of such intellectual property at standard industry rates, after taking into account the existence of the Non-Exclusive Patent License, with the specific rates to be negotiated in connection with specific projects.

THE GOVERNANCE AGREEMENT

  On the Closing Date, ELM and Bionova will enter into the Governance Agreement which, among other things, will provide for certain arrangements with respect to the composition of Bionova's Board of Directors prior to the 1999 annual meeting of stockholders of Bionova and will restrict the ability of ELM and its affiliates to acquire or dispose of shares of Bionova Common Stock prior to the third anniversary of the Closing Date.

  Under the Governance Agreement, the Board of Directors of Bionova will consist of 11 members, except as described below, with four of such members being "Independent Directors," which is defined as a person who: (i) is not an employee or affiliate of Bionova, ELM or any affiliate of ELM (other than as a result of serving as a director of Bionova) and (ii) qualifies as an independent director for purposes of Rule 4460 of the Rules of the Nasdaq Stock Market. Of the four Independent Directors, three will be designated as "DNAP Independent Directors" and will initially be Gerald Laubach, Evelyn Berezin and Douglas Luke, Jr., each of whom currently serves as an independent director of DNAP. The remaining Independent Director (the "ELM Independent Director"), together with the remaining seven members of the Bionova Board of Directors, will be designated by ELM. See "Management--Bionova."

  The Governance Agreement will provide that at such time as the first DNAP Independent Director resigns from the Bionova Board of Directors or dies, the aggregate size of the Board of Directors will be reduced at the next succeeding annual meeting of stockholders to nine members, including the remaining two DNAP Independent Directors and the ELM Independent Director. The number of DNAP Independent Directors will be reduced to two effective as of the first annual meeting of stockholders after such time as ELM and its affiliates collectively own 80% or more of the outstanding shares of Bionova Common Stock.

  Except as described above, Bionova will covenant to use its best efforts to cause each of the Independent Directors then in office to be nominated for election as a director of Bionova at each annual meeting of stockholders of Bionova held prior to the 1999 annual meeting of stockholders (which the Governance Agreement provides may not be held prior to May 1, 1999), and ELM will covenant to vote all of the shares of Bionova Common Stock directly or indirectly owned by it for the election of such Independent Directors.

  Except as provided above, if any DNAP Independent Director resigns or otherwise leaves the Board of Directors, a majority of the remaining DNAP Independent Directors may, subject to ELM's consent, which consent shall not be unreasonably withheld or delayed, designate an individual to serve as a replacement DNAP Independent Director. If the ELM Independent Director resigns or otherwise leaves the Board of Directors, ELM may, subject to the consent of a majority of the DNAP Independent Directors, which consent shall not be unreasonably withheld or delayed, designate an individual to serve as the replacement ELM Independent Director.

  The Governance Agreement provides that each committee established by the Board of Directors must have at least one DNAP Independent Director, and that the approval of a majority of the Independent Directors then in office will be required to approve any of the following:

    (a) the sale, lease, license, transfer or other disposal of, including any pledge or other grant of a security interest in, all or a substantial portion of the business or assets of Bionova, in one or in a series of transactions, or any merger or consolidation of any kind involving Bionova;

    (b) any material transaction or activities, including any repurchase, redemption or issuance of any capital stock entitled to vote generally in the election of directors of Bionova or any option, warrant or other right to acquire such capital stock (each, an "Equity Security"), by Bionova or one of its subsidiaries with or for the benefit of ELM or an affiliate of ELM (other than any benefit that is derived from ELM's or its affiliate's ownership interest in Bionova) other than as expressly permitted by the Related Agreements, except that any amendment to the Related Agreements or any waiver by Bionova of any covenant or other provision under them or the Merger Agreement requires the approval of a majority of the Independent Directors;

    (c) the repurchase or redemption of any Equity Securities or other capital stock of Bionova, other than redemptions required by the terms thereof and purchases made at fair market value in connection with any deferred compensation plan maintained by Bionova;

    (d) the creation of any committee of the Board of Directors of Bionova with power to approve any matter that is the subject of the Governance Agreement;

    (e) a tender offer, directly or indirectly, by ELM for Equity Securities of Bionova, except as described below;

    (f) the amendment or the waiver by Bionova of a provision of the Governance Agreement;

    (g) any amendment to the Certificate of Incorporation or Bylaws of Bionova which would have a direct adverse effect on the rights or protections provided to the holders of Bionova Common Stock other than ELM and its affiliates under the Governance Agreement; or

    (h) any attempt to effect, or any action that reasonably could be anticipated to result in, the delisting or deregistering of the Bionova Common Stock from the Nasdaq National Market or from any national securities exchange on which the Bionova Common Stock may then be listed.

  The Governance Agreement also provides that, prior to the third anniversary of the Closing Date, ELM and its affiliates will not purchase or otherwise acquire any Equity Securities of Bionova if such acquisition would cause the aggregate beneficial ownership of Bionova Common Stock by ELM and its affiliates to exceed 80.1%. If Bionova issues any stock (other than to an affiliate of ELM or upon the exercise of certain warrants or options), ELM has a right to purchase directly from Bionova such amount of shares required to maintain its percentage of votes for election of directors of Bionova at the level held immediately before such issuance. For information concerning other potential issuances of Bionova Common Stock, see "Business of DNAP--Legal Proceedings."

  The Governance Agreement will permit ELM or an affiliate to make a tender offer for all of the outstanding shares of Bionova Common Stock prior to the third anniversary of the Effective Time, provided that a majority of the Independent Directors then in office has determined that the tender offer is fair to the holders of Bionova Common Stock, other than ELM and its affiliates, from a financial point of view.

  The Governance Agreement also provides that, prior to the third anniversary of the Closing Date, ELM and its affiliates may not, directly or indirectly, sell or otherwise transfer shares of Bionova Common Stock if, after giving effect to such sale, ELM and its affiliates would beneficially own less than 51% of the outstanding Bionova Common Stock on a fully diluted basis except:
(i) for pledges of shares to secure loans from unaffiliated commercial lenders or other unaffiliated financing sources; (ii) transfers to an entity that is directly or indirectly 51% or more owned and controlled by ELM, provided that such entity agrees in writing to assume ELM's obligations under the Governance Agreement; (iii) if it becomes illegal for ELM to own such shares of Bionova Common Stock, directly or indirectly, or to exercise fully its rights of ownership with respect thereto; (iv) pursuant to an unsolicited tender offer by a person not affiliated with ELM; and (v) any sale or other transfer which results in ELM and its affiliates collectively owning less than 51% of the outstanding shares of Bionova Common Stock (on a fully diluted basis) and all holders of Bionova Common Stock (other than ELM and its affiliates) are given the opportunity to sell all of their shares of Bionova Common Stock in the transaction on substantially the same terms per share as ELM and its affiliates (provided that such holders have the opportunity to receive all of their consideration in cash). The foregoing restriction on transfers by ELM and its affiliates of shares of Bionova Common Stock will not be deemed to apply to a transfer of a controlling interest in ELM.

  The Governance Agreement grants ELM the right to demand two registrations under the Securities Act of Bionova Common Stock at any time during the period from the third anniversary of the Closing Date (or such earlier date on which it shall have become illegal for ELM directly or indirectly to own shares of Bionova Common Stock or to exercise fully all rights of ownership with respect thereto) through the tenth anniversary of the Closing Date. Bionova will bear the expense of any such registration.

  Except as indicated above to the contrary, the Governance Agreement by its terms will terminate on the earlier of (i) the date on which ELM and its affiliates beneficially own 100% of the voting stock of Bionova and (ii) the date immediately preceding Bionova's 1999 annual meeting of stockholders, which meeting shall be held no earlier than May 1, 1999.

                              BUSINESS OF BIONOVA

OVERVIEW

  Bionova is a holding company that owns a controlling interest in the Bionova Subsidiaries. The Bionova Subsidiaries consist of ABSA, IPHC and their respective subsidiaries.

  ABSA's business is the production in Mexico of fresh fruits and vegetables, primarily tomatoes and peppers. A group of subsidiaries of ABSA, the "Interfruver Group," markets and distributes fresh produce in Mexico, including the fruits and vegetables produced by ABSA.

  IPHC is a holding company whose subsidiaries are in the business of marketing and distributing fresh produce in the United States and Canada, including fruits and vegetables produced by ABSA. IPHC's subsidiaries include the "R.B. Packing Group" of three fresh produce distribution companies, as well as two fresh produce wholesalers.

  Bionova owns 50.004% of the capital stock of ABSA, which in turn owns a 50.01% interest in the Interfruver Group. Bionova owns 51% of the capital stock of IPHC, which in turn owns all of the capital stock of the R.B. Packing Group, 75% of the capital stock of a wholesale produce company located in Los Angeles, California and 80% of a wholesale produce company located in Montreal, Quebec.

  This ownership interest of Bionova in the Bionova Subsidiaries is as shown in the following diagram:

                                   Bionova


     ----------------------------------------

     50.004%                                     51%
    ABSA(1)                                  IPHC


                                 ----------------------------

                                                    -------------------
     50.01%                       100%               75%                80%
                                                Tanimura        Premier Fruits
  Interfruver              R.B. Packing                              and
                                             Distributing,     Vegetables BBL,
    Group(2)                 Group(3)             Inc.               Inc.
                                                ("TDI")           ("Premier
                                                                   Canada")

- --------
(1) Includes ABSA and its wholly-owned subsidiary, Comercializadora Premier, S.A. de C.V.
(2) Includes Interfruver de Mexico, S.A. de C.V. ("Interfruver"), and its wholly-owned subsidiaries Premier del Pacifico, S.A. de C.V., Excelencia en Frutas y Verduras, S.A. de C.V., and Asesoria y Servicios del Noreste, S.A. de C.V.
(3) Includes R.B. Packing, Inc. ("R.B. Packing Arizona"), R.B. Packing of California, Inc. ("R.B. Packing California"), R.B. Packing of Texas, Inc. ("R.B. Packing Texas"), and Batiz & Sons, Inc.

BACKGROUND

  The indirect parent company of Bionova is ELM, one of Mexico's largest corporations. ELM is the leading producer and distributor of cigarettes in Mexico through its subsidiary Cigarrera La Moderna, S.A. de C.V. ("CLM"); the leading vegetable seed company in the world and one of the five largest seed companies in the world through the Seminis group of companies, including Asgrow Seed Company, Petoseed Co., Inc. and Royal Sluis, B.V.; and the leading producer of folding boxboard in Mexico through the Ponderosa Industrial, S.A. de C.V. group of companies, including Empaques Ponderosa, S.A. de C.V. For the year ended December 31, 1995, the cigarette division accounted for approximately 56%, the agrobiotechnology division 32%, and the packaging division 12%, of ELM's net sales.

  Through its Bionova Mexico subsidiary, ELM entered the fresh produce industry in 1993 by agreeing to a series of business relationships with Raul Batiz Echavarria and members of his family (the "Batiz Family"). In February 1993, Bionova Mexico and the Batiz Family established ABSA, to which the Batiz Family transferred land and other assets used for growing and packing fresh produce. Bionova Mexico and the Batiz Family then negotiated the structure of their joint ownership of the Batiz Family's fresh produce distribution business. In December 1994, this relationship was formalized with the organization of IPHC. The Batiz Family owns the 49.996% minority interest in ABSA and the 49% minority interest in IPHC.

  In December 1993, Bionova Mexico made a capital contribution toward the formation of TDI, a fresh produce wholesaler in Los Angeles, California. In September 1994, Bionova Mexico made a capital contribution toward the formation of Premier Canada, a fresh produce wholesaler in Montreal, Quebec, Canada. These interests were contributed to IPHC in December 1994.

  In January 1995, ABSA acquired a 50.01% stake in Interfruver. Interfruver is one of the largest distributors of fresh produce in Mexico.

  On July 1, 1996, Bionova Mexico transferred its interests in the Bionova Subsidiaries to Bionova.

  As of the end of 1995, the Bionova Subsidiaries had grown from a regional grower-shipper to become a fully-integrated grower, packer, shipper and distributor of fresh produce throughout North America with 1995 combined revenues of approximately $198 million. Product and regional diversification have enabled the Bionova Subsidiaries to establish a strong commercial offering of quality year-round supply under the "Premier Seleccion" and "Master's Touch" trademarks.

  Significant market developments over the past three years have included the continuation of market deregulation in Mexico, the passage of the North American Free Trade Agreement which codifies low tariff levels for certain goods traded among Mexico, the United States and Canada, and a growing market for fresh produce in the United States. Bionova believes there is potential for growth in the U.S. market both for commodity fresh produce and for branded produce that can command a premium price on a sustained basis, provided it consistently meets consumer expectations for freshness and quality.

PRODUCTION

  ABSA is a leading grower of fresh produce in Mexico, primarily tomatoes and peppers and, to a lesser extent, melons, cucumbers, grapes and other fruits and vegetables. Most of ABSA's farming operations are located in the Mexican states of Sinaloa, Sonora, Baja California and Jalisco. Advanced technology is used to ensure consistent quality and yields, including special hybrid varieties, pest management control, greenhouse production and computerized drip irrigation. ABSA's produce is distributed in the United States, Mexico and Canada under the "Master's Touch" and "Premier Seleccion" brands as well as other labels, depending on produce grades.

  ABSA's supply derives from (i) produce grown on land owned or leased by ABSA, (ii) produce grown by producers with whom ABSA enters into a distribution contract and (iii) produce grown by producers with whom

ABSA enters into both a production association agreement and a distribution contract. When ABSA enters into a distribution contract only, it agrees to provide the grower limited financial assistance for harvesting and packing in exchange for exclusive distribution rights. ABSA does not share any of the agricultural risk under these distribution contracts. Distribution is carried out by the R.B. Packing Group in the United States and the Interfruver Group in Mexico.

  When ABSA enters into a production association agreement, ABSA finances up to 100% of the production cost in a joint venture with the grower. ABSA provides technical support and agrees to handle the distribution. Net proceeds are shared according to the terms of the association agreement after ABSA recoups its investment.

  In 1995, 21% of ABSA's total supply came from land owned or leased by ABSA. ABSA owns approximately 2,635 acres in Sinaloa and Sonora, and leases approximately 1,564 acres in Sinaloa. Approximately 34% of ABSA's owned acreage is devoted to tomatoes, 29% to peppers, 20% to cucumbers, 13% to grapes and the remaining 4% to mixed vegetables and melons.

  In 1995, 37% of ABSA's total supply was sourced from growers under distribution contracts and 42% from growers under production associations. The majority of ABSA's distribution contracts and production association agreements are located in the states of Baja California Norte, Baja California Sur and Jalisco, with additional growers in five other Mexican states.

  In each of the last three years, ABSA's overall production has been allocated approximately as follows: tomatoes--52%, peppers--26%, cucumbers-- 6%, melons--3%, grapes--3%, and mixed vegetables (including eggplant and squash)--10%.

MARKETING AND DISTRIBUTION

  The marketing and distribution activities of the Bionova Subsidiaries are carried out by the Interfruver Group in Mexico and IPHC in the United States and Canada. The Interfruver Group, based in Guadalajara, is one of Mexico's largest fresh produce distributors. The Interfruver Group distributes produce from ABSA and other Mexican producers. Interfruver also imports produce from the United States and other countries. It is one of the largest importers of Chilean produce in Mexico. Approximately 60% of its sales is to wholesalers and other intermediaries and 40% is to supermarkets. Interfruver's sales, which totalled $49 million in 1995 (approximately 25% of Bionova's total sales of $198 million in 1995), are denominated in pesos.

  R.B. Packing Arizona accounts for approximately 50% of the sales of IPHC. R.B. Packing Arizona is located in Nogales, Arizona, the main point of entry for Mexican produce into the United States. Approximately 85% of the produce distributed by R.B. Packing Arizona is provided by ABSA (including produce grown by ABSA and produce grown by growers with whom ABSA enters into distribution contracts and/or production arrangements). R.B. Packing Arizona sells the majority of its supply to customers in Arizona and California, which accounted in 1995 for 26% and 25% of its sales, respectively. No other state accounted for more than 10% of its sales except Michigan, which accounted for 11% in 1995. No single customer accounted for more than 5% of R.B. Packing Arizona's sales in 1995. In 1995 its sales were 50% to supermarkets, 40% to wholesalers and 10% to brokers. Its main selling season is December through May.

  R.B. Packing California is located in San Diego, California and distributes produce grown in California and the Mexican states of Baja California Norte and Baja California Sur. In 1995 its sales were 40% to supermarkets, 45% to wholesalers, and 15% to brokers. Its main selling season is July through November.

  R.B. Packing Texas is a distributor located in McAllen, Texas that began operations in the Fall of 1995. R.B. Packing Texas distributes produce grown in Mexico and the United States. Its selling season is spread evenly throughout the year.

  Bionova has also established partnerships with wholesalers to expand its distribution capabilities including TDI and Premier Canada. TDI is managed by Kirby Tanimura, who has more than 10 years of experience in the fresh produce industry and owns 25% of the company. In 1995, its sales were 50% to supermarkets, 30% to food service and 20% to other wholesalers.

  Premier Canada is managed by Robert M. Levine, who has more than 15 years of experience in the fresh produce industry and owns 20% of the company. Premier Canada distributes produce throughout eastern Canada and its sales were approximately 40% to supermarkets, 40% to independent retailers, and 20% to food service/jobbers in 1995. All of Premier Canada's revenues (approximately $16.9 million in 1995) are denominated in Canadian dollars.

COMPETITION

  Though the fresh produce industry in general, and the tomato industry in particular, are characterized by numerous competitors and low barriers to entry at the production level, Bionova believes that a small group of participants produces over one-third of the tomatoes sold in the United States. In the United States, Bionova competes directly with the larger tomato and pepper growers in Florida during the winter, and in California in the summer and fall. As is the case with Mexico, the U.S. tomato industry is characterized by numerous competitors. Major Florida growers include Six L's, DiMare and NTGargiulo, which was recently acquired by Monsanto. Meyer Tomatoes is one of the largest growers in California.

  ABSA believes it has advantages over its competitors because, among other things, (i) the type of tomato ABSA farms, vine ripe, has different and generally more desirable attributes than the gas-green tomato typically produced by most U.S. growers and (ii) ABSA's production occurs in Mexico where the climate is often more favorable and labor costs are relatively lower than in the United States.

POTENTIAL ACQUISITION

  In April 1996, ELM signed a letter of intent to acquire 51% of Rijnhout Food Group B.V., a Holland-based holding company whose subsidiaries include Koninklijke Exporthandel Jac. Van Namen & Zonen B.V. and Rijnhout Groenten B.V. (collectively, "Royal Van Namen"). Royal Van Namen is a fresh produce distributor with 1995 sales of $49 million, dealing primarily in tomatoes, peppers, citrus and apples which it buys locally through auctions and importers. It exports throughout Europe, the Middle East, the Far East and North America to food services, wholesalers and chain stores. ELM is considering effecting this acquisition through IPHC, subject to the approval of the boards of directors of Bionova and IPHC and any other approval required by the Governance Agreement. If such acquisition is effected through IPHC, the effect of the acquisition on the combined financial statements of the Bionova Subsidiaries is not anticipated to be material.

INTELLECTUAL PROPERTY

  Bionova's distribution companies market produce under the Master's Touch and Premier Seleccion brand names. ABSA and R.B. Packing Arizona have registered the Master's Touch name as a trademark in Mexico and the United States, respectively. ELM has registered the Premier Seleccion name in Mexico and has licensed rights to such name on a royalty-free basis to various of the Bionova Subsidiaries. In addition, trademark registrations of the name "Master's Touch" are pending in Great Britain, Ireland, Sweden, the Benelux countries and Japan.

PROPERTIES

  ABSA owns approximately 1,822 acres of agricultural land in Sinaloa and approximately 813 acres in Sonora. ABSA leases approximately 1,564 acres of land in Sinaloa.

  Interfruver leases office and warehouse space in Jalisco. Members of the Interfruver Group also lease warehouse space in Mexico City, Sinaloa, Sonora, Chihuahua and Nuevo Leon.

  R.B. Packing Arizona and Batiz and Sons, Inc. own warehouse and office space in Nogales, Arizona. The other subsidiaries of IPHC lease office and warehouse space.

EMPLOYEES

  Bionova and the Bionova Subsidiaries (other than ABSA) have a total of 284 employees.

  ABSA has no employees. Copropriedad Agricola Batiz Hermanos, a Mexican entity that is controlled by the Batiz Family but is not one of the Bionova Subsidiaries ("CABH") provides services to ABSA pursuant to a contractual agreement. CABH provides services to ABSA and ABSA pays a fee to CABH based on CABH's costs incurred in connection with providing such services. The number of persons providing such services to ABSA ranges from a minimum of 200 to a maximum during the harvesting season (January-April) of approximately 9,500. See "Principal Stockholders and Management of Bionova--Certain Relationships and Related Transactions."

POTENTIAL TRADE RESTRAINTS ON TOMATOES AND OTHER FRESH VEGETABLES

  Bionova, through the Bionova Subsidiaries, currently imports approximately $52 million of fresh or chilled tomatoes annually into the United States from Mexico. Of this amount, approximately 32% enter the United States during the winter marketing season from November 15 through the last day of February. Bionova is aware of efforts by certain U.S. producers, mainly in the State of Florida, to convince the U.S. Government to restrict further the importation of Mexican tomatoes and other fresh vegetables, particularly during the winter period.

  Imports of tomatoes during the winter period are currently affected by a tariff-rate quota under the terms of the North American Free Trade Agreement. A tariff-rate quota is a trade restriction by which one tariff rate is applied to imports under a set value or volume and another, higher tariff rate is applied to imports over the quota amount. In the case of tomatoes, imports from Mexico subject to the quota increase every year, beginning with 172,300,000 kg. in 1994-95 and ending with 218,264,000 kg. in 2002-2003.
Thereafter, the quantitative restriction shall cease to apply to fresh or chilled tomatoes. The tariff rate applicable to imports under the quota is currently 2.3 cents per kilogram while the rate applicable to imports in excess of the quota is 3.1 cents per kilogram.

  During the second half of 1995 and in 1996, the United States producers of winter tomatoes in Florida complained to the Clinton Administration, to representatives in the U.S. Congress and to representatives in the state government of Florida, about an increase in the level of imports of tomatoes from Mexico, particularly during the winter marketing periods (November through February), and expressed their fears about rising levels of imports. The U.S. Trade Representative took two actions: (i) he initiated consultations with the government of Mexico on possible ways to address the concerns of the U.S. producers and (ii) he published a request for comments in the Federal Register on a proposal to change the allocation period of the quotas on Mexican tomatoes from a seasonal to a weekly basis. This proposal elicited favorable comments from the U.S. tomato producers and opposing comments from producers of other crops who felt their exports might be affected by countermeasures taken by foreign governments whose exports to the United States were disadvantaged.

  To date, the U.S. Trade Representative has not announced any results or decisions stemming from the two initiatives. If the proposal to alter the basis for the quota allocation is adopted by the Clinton Administration, it could adversely affect the imports of tomatoes by the Bionova Subsidiaries into the United States by subjecting some imports to the higher over-quota rate. The Mexican tomato industry estimates that approximately 60% of its exports to the United States of winter tomatoes could be subject to the over-quota rate. At current levels of business done by the Bionova Subsidiaries, and based on a tariff differential of 0.8 cents per kilogram between the under-quota and over-quota rates, this would mean an additional financial burden of approximately $150,000 annually, some or all of which may be passed on to consumers.

  On March 29, 1996, the Florida Tomato Growers Exchange, the Florida Fruit and Vegetable Association, the Florida Farm Bureau Federation, the South Carolina Tomato Association, Inc., the Gadsden County Tomato Growers Association, Inc., the Accomack County Farm Bureau and the Florida Tomato Exchange filed a petition before the United States Department of Commerce, International Trade Administration and the U.S. International Trade Commission (the "ITC") requesting the imposition of antidumping duties on imports of fresh tomatoes from Mexico. The Department of Commerce accepted the petition and initiated its investigation in April 1996. The ITC by voting in the affirmative with regard to the preliminary decision of the existence of injury to the U.S. tomato industry, also accepted the petition in May 1996. Therefore, the Department of Commerce will continue its investigation to determine whether fresh tomatoes from Mexico are being sold in the United States at less than fair market prices, and the ITC will investigate whether such imports are materially injuring the U.S. industry. If both investigations result in affirmative findings, an antidumping duty will be assessed equal to the difference between the U.S. price and either the "constructed value" (cost of materials and production plus profit) of the tomatoes or the home market price. The case could be dismissed following a negative finding by either agency. If both agencies make final affirmative findings, the case will normally be concluded in 280 days. The Bionova Subsidiaries, through ABSA, export tomatoes to the United States and, therefore, have an interest in this case. The effect on ABSA of an unfavorable decision in this case cannot be predicted at this time.

  In 1995, the ITC rejected a claim brought under section 202 of the Trade Act of 1974 relating to Mexican tomatoes and earlier this year the ITC rejected an expanded section 202 claim that alleged that increases in imports of Mexican tomatoes and bell peppers resulted in injury to the U.S. vegetable industry. Bionova is aware that United States Senator Bob Graham (D-Fla.) has proposed legislation (SR1463) which would make it easier in the future for producers of perishable products to obtain import relief under section 202 by amending the definition of domestic industry to encompass the producers of a seasonal crop as constituting the entire domestic industry for purposes of determining whether imports have caused injury. The Senate passed the Graham bill on January 26, 1996, but the House Ways and Means Committee postponed action to allow further discussion on the issue. Representative Clay Shaw (R-Fla.) has introduced similar legislation in the United States House of Representatives, which is under consideration along with the Graham bill by the House Ways and Means Committee. During the comment period, the Committee received supporting statements from numerous Florida organizations and dissenting statements from 16 different foreign governments and a diversified group of American organizations representing producers of vegetables, fruits, meats and dairy products. In view of the controversial nature of the measure, it is not possible to predict whether or not it will be enacted, nor is it possible to predict whether a subsequent case filed against imported tomatoes would be successful and if so whether there would be significant impact on the imports of the Bionova Subsidiaries to the United States of this or any other product.

  Senator Graham has also introduced a bill (SR1462) that would change the packaging and labelling requirements for imported tomatoes. This bill, if enacted, could raise marginally the costs of the Bionova Subsidiaries' products imported into the United States. It would not be expected to have a significant impact on Bionova.

LEGAL PROCEEDINGS

  R.B. Packing Arizona is currently undergoing an audit by the IRS for 1991 and 1992. The IRS has asserted that the sales commission charged to ABSA is unreasonable. R.B. Packing Arizona believes that the sales commissions charged between related parties is reasonable and supportable; however, the ultimate outcome of this matter cannot be determined at this time.

  In addition to the foregoing, from time to time the Bionova Subsidiaries are involved in various legal actions that arise in the ordinary course of their business. Any such legal actions are not expected, individually or in the aggregate, to have a material adverse effect on the Bionova Subsidiaries' financial condition or results of operations.

    SELECTED COMBINED HISTORICAL FINANCIAL DATA OF THE BIONOVA SUBSIDIARIES

  The selected financial data set forth below for, and as of the end of, each of the years in the three-year period ended December 31, 1995 and the three-month periods ended March 31, 1996 and 1995 are derived from the combined financial statements and related notes of the Bionova Subsidiaries. The combined financial statements and related notes as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 are included elsewhere in this Proxy Statement/Prospectus, and the selected combined financial information set forth below should be read in conjunction with such combined financial statements and notes. The selected combined historical financial data of the Bionova Subsidiaries includes financial data for ABSA, IPHC, and Interfruver as from their date of acquisition. Financial data for the predecessor companies prior to their acquisition by Bionova Mexico is not included because management has concluded that the information is not reliable.

                         THREE MONTHS ENDED
                              MARCH 31,                YEARS ENDED DECEMBER 31,
                         --------------------  --------------------------------------------
                           1996       1995          1995           1994           1993
                         ---------  ---------  --------------  -------------  -------------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
  Total revenues........ $  51,359  $  52,873  $      197,586  $      64,112  $        164
  Cost of Sales.........   (40,622)   (42,747)       (162,290)       (59,044)       (3,802)
  Selling and adminis-
   trative..............    (6,903)    (6,535)        (29,183)       (16,225)         (915)
  Operating income
   (loss)...............     3,699      3,456           5,575        (11,561)       (4,957)
  Interest expense,
   net..................    (1,148)      (551)         (4,940)        (1,254)          404
  Exchange loss, net....    (1,268)    (1,034)         (4,748)        (1,473)           (7)
  Income (loss) before
   income taxes.........     1,283      1,871          (4,113)       (14,288)       (4,560)
  (Provision) benefit
   for income taxes.....    (1,093)    (1,813)         (2,320)         1,842           513
  Minority interests....      (154)      (213)          3,049          5,673         1,770
  Combined net income
   (loss)...............        36       (155)         (3,384)        (6,773)       (2,277)
  Combined net income
   (loss) per common
   share (1)............
  Weighted average
   number of common
   shares outstanding
   (1)..................

                                                            AT DECEMBER 31,
                                           AT MARCH 31, -----------------------
                                               1996      1995    1994    1993
                                           ------------ ------- ------- -------
BALANCE SHEET DATA:
  Cash and cash equivalents...............     3,328    $ 1,580 $ 2,540 $ 4,079
  Accounts and notes receivable, net......    40,277     33,333  22,649   3,246
  Inventories.............................    10,829     14,730  10,450  10,758
  Total current assets....................    54,541     49,785  35,761  18,661
  Total assets............................    93,380     89,126  71,682  45,428
  Bank loans and current portion of long-
   term debt..............................    33,146     33,103  27,977   3,590
  Total current liabilities...............    58,634     54,823  40,922   7,371
  Long-term debt and payables.............    10,618     10,515   2,223   1,485
  Stockholder's equity....................    15,221     15,185  17,839  22,083

- --------
(1) Comparative per share information is not presented because the information is not meaningful.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS OF THE BIONOVA SUBSIDIARIES

  The following discussion should be read in conjunction with the selected financial information of the Bionova Subsidiaries and the financial statements of Bionova and the Bionova Subsidiaries and related notes included elsewhere in this Proxy Statement/Prospectus.

BUSINESS OVERVIEW

  The Bionova Subsidiaries engage in the production, distribution and sale of fresh produce to wholesalers and retailers. In July 1996, Bionova Mexico transferred ownership of the Bionova Subsidiaries to Bionova, which was formed in January 1996 and is beneficially owned by ELM. The business strategy of the Bionova Subsidiaries continues to be (i) vertical integration within the produce/agronomics industry, (ii) growth by acquisition of complementary businesses and (iii) aggressive growth of the businesses acquired. From 1993 to 1995, Bionova Mexico and the Bionova Subsidiaries acquired various businesses in Mexico and the United States to implement this business strategy.

  Bionova Mexico first entered the fresh produce industry in February 1993 by acquiring a controlling interest in ABSA. In 1995, total revenues of the Bionova Subsidiaries reached nearly $198 million and combined income from operations was achieved for the first time ($5.6 million or 2.8% of total revenues). This very rapid growth has been achieved via acquisitions, expansion of distribution and sales reach into the United States and Canada through "partnered" startups with co-owner/management and the aggressive effort to build branded produce sales through these distribution and sales businesses. See "Business of Bionova."

  Several critical factors allowed the Bionova Subsidiaries to achieve positive operating income in 1995. First, the sharp decline in the Mexican peso/U.S. dollar exchange rate has made Mexican fruits and vegetables far more cost competitive in the United States, leading to a rapid acceleration in imports of these products from Mexico into the United States. Second, the Bionova Subsidiaries substantially increased the volume of fruits and vegetables available for sale by developing joint venture relationships with growers. Finally, sales were expanded through the new distribution outlets resulting from acquisitions and startups of the distribution and sales companies that make up IPHC and through the acquisition of Interfruver. All three of these factors contributed to the significant increase in sales year-on-year, which resulted in a marked improvement in gross margin and a reduction of selling, general and administrative expenses as a percentage of total revenues. For the three months ended March 31, 1996, the Bionova Subsidiaries essentially broke even; on combined revenues of $51.4 million, they recognized income before taxes of $1.3 million and net income of $.04 million. In 1995, the Bionova Subsidiaries generated positive operating income for the first time; on combined revenues of $197.6 million, they recognized $5.6 million in operating income, but incurred a pre-tax loss of $4.1 million and a net loss of $3.4 million. In 1994, the Bionova Subsidiaries incurred an operating loss of $11.6 million and a net loss of $6.8 million on total revenues of $64.1 million.

BUSINESS ENVIRONMENT AND RISKS

  As a multinational business operating in Mexico, Canada and the United States, the Bionova Subsidiaries face multiple business risks including inherent industry and financial risks as well as international economic and political risks. Products sold by the Bionova Subsidiaries are either grown by them, grown under production association agreements and distribution arrangements with independent growers or purchased from independent producers. A significant portion of the product sold by the Bionova Subsidiaries in 1995 was produced by the Bionova Subsidiaries or other growers operating in Mexico.

  A risk inherent in the agriculture industry is the possibility of crop failures or depressed yields as a result of adverse weather conditions, market conditions or other reasons; such events may result in an adverse economic impact to the Bionova Subsidiaries, as occurred in 1993. One of the ways the Bionova Subsidiaries have attempted to mitigate this potential adverse impact is by forming joint ventures with independent growers to share the risks of loss.

  It is a customary practice in the produce/agronomic industry for marketing enterprises such as the Bionova Subsidiaries to provide working capital financing to contract growers as a means of securing sources of supply. In addition to financing planting and farming costs during the growing season, the Bionova Subsidiaries provide marketing and administrative services for their contract growers, including sales of produce and collection services for transactions with wholesalers and retailers. The Bionova Subsidiaries recover their advances to contract growers from the proceeds of sales of produce to wholesalers and retailers. While they do not take title to the contract growers' produce, the Bionova Subsidiaries assume risk of loss in the event that accounts receivable prove to be uncollectible. In the event of adverse collection experience, the Bionova Subsidiaries' ability to recover in full their advances to contract growers may be adversely impacted. The Bionova Subsidiaries have attempted to mitigate this risk by obtaining security and collateral agreements from Mexican contract growers, monitoring this exposure and providing reserves when there appears to be a reasonable probability the advances are not likely to be collected. Historically, the Bionova Subsidiaries have not experienced significant bad debt expense arising from sales to wholesalers and retailers. In 1993 and 1995, the Bionova Subsidiaries determined that recoverability of several advances to growers was uncertain and provided reserves to offset the estimated exposure.

  To the extent not financed by internally-generated funds, the Bionova Subsidiaries will depend on obtaining credit facilities from financial institutions to continue to finance growers in order to assure a continuing supply of produce or to pursue acquisitions. At December 31, 1995, the Bionova Subsidiaries had credit facilities in the amount of $36.6 million of which $31.3 million was outstanding. In addition, during the three-year period immediately following the Closing Date, ELM has agreed to provide when requested by Bionova a guarantee of up to $20 million of Bionova's indebtedness to a financial institution under a loan or line of credit, based on certain levels of accounts receivable and inventories.

  As a multinational business, the Bionova Subsidiaries may experience significant fluctuations in profitability as a result of fluctuations in foreign currency exchange rates, interest rate volatility and changes in import/export or other regulations and tariff rates. Political actions and economic events such as the rapid devaluation of the Mexican peso in December 1994 may significantly impact, positively or negatively, operating results. The Bionova Subsidiaries currently do not hedge their foreign currency, interest rate or commodity price risks.

  Historically, the Bionova Subsidiaries' operations are seasonal in nature. Farming operations of both the Bionova Subsidiaries and most contract growers generally yield only one crop per season. Planting usually begins in the September to December time period, followed by cultivation until harvesting. In 1995, approximately 60% of the Bionova Subsidiaries' net sales occurred in the January-to-June time period and a majority of its income before income taxes was earned in that time period. The Bionova Subsidiaries have begun expanding distribution activities to increase sales in the May-to-December time period by expanding geographically and developing other programs.

RESULTS OF OPERATIONS

  The following table provides selected financial data of the Bionova Subsidiaries as percentages of net sales for the years ended December 31, 1994 and 1995, and the quarters ended March 31, 1996 and 1995. Data for 1993 are not provided due to the minimal amount of sales during the year.

                                                                 THREE MONTHS
                                                  YEAR ENDED         ENDED
                                                 DECEMBER 31,      MARCH 31,
                                                 --------------  --------------
                                                  1995    1994    1996    1995
                                                 ------  ------  ------  ------
Total revenues..................................  100.0%  100.0%  100.0%  100.0%
Cost of sales...................................  (82.1)  (92.1)  (79.1)  (80.8)
                                                 ------  ------  ------  ------
Gross profit....................................   17.9     7.9    20.9    19.2
Selling, general and administrative.............  (14.7)  (25.3)  (13.4)  (12.4)
Amortization of goodwill........................   (0.3)   (0.6)   (0.3)   (0.3)
                                                 ------  ------  ------  ------
Operating income (expense)......................    2.9   (18.0)    7.2     6.5
Interest expense................................   (4.3)   (3.4)   (3.2)   (2.2)
Interest income.................................    1.7     1.4     1.0     1.2
Exchange loss, net..............................   (2.4)   (2.3)   (2.5)   (2.0)
                                                 ------  ------  ------  ------
Income (loss) before income taxes...............   (2.1)  (22.3)    2.5     3.5
Income tax (expense) benefit....................   (1.2)    2.9    (2.1)   (3.4)
                                                 ------  ------  ------  ------
Net loss before minority interest...............   (3.3)  (19.4)    0.4     0.1
Minority interest...............................    1.5     8.8    (0.3)   (0.4)
                                                 ------  ------  ------  ------
Combined net income (loss)......................   (1.8)  (10.6)    0.1    (0.3)
                                                 ======  ======  ======  ======

 Three Months ended March 31, 1996 Compared to Three Months ended March 31,
1995

  Net sales for the quarter ended March 31, 1996 declined $170 (.03%) from the comparable period in 1995, reflecting the effects of increased volumes sold (+7.8% for boxes shipped) but at a lower average realized price (-9.2%). The increase in volume in 1996 over 1995 resulted from the Bionova Subsidiaries' efforts to increase production acreage and distribution of independent growers' products. The decrease in average realized prices reflected general supply and product availability conditions that existed during most of the first quarter of 1996.

  Gross profit margins increased from 16.5% of net sales in the 1995 quarter to 20.4% in the 1996 quarter, reflecting the joint effects of a better mix of sales and lower growing costs. Profit margins realized in production improved as a result of a relatively stronger dollar against the peso and an increase in acreage under cultivation.

  Selling and administrative expenses increased $368 (5.6%) from the same quarter in 1995. This increase was due to higher selling and distribution costs of Premier Canada, consistent with its growth of operations, and the impact of the high level of inflation in Mexico in 1995 on the personnel, selling, and distribution costs of Interfruver, the Mexican distributing company acquired in the first quarter of 1995.

  Other income declined $1,344 (80.2%) from the year earlier due largely to the Bionova Subsidiaries' decisions to selectively discontinue contracting with specific growers in certain regions of Mexico. Other income includes sales by the Bionova subsidiaries of fertilizers, other production supplies, and management services to contract growers. Some of the discontinued growers were large buyers of these products and services in 1995, who chose not to buy in 1996.

  Interest expense increased $498 (42.9%) due to an increase in borrowings to finance the growth in the business. Average total borrowings outstanding for the quarter ended March 31, 1996 increased approximately $9,000 over comparable 1995 levels. Interest income for the quarter ended March 31, 1996 declined $99 (16.3%) from the 1995 level due to lower interest rates in Mexico in the 1996 quarter compared to 1995.

  The exchange loss increased $234 (22.6%) in the 1996 quarter compared to the 1995 quarter because the value of the peso relative to the dollar declined during the last two months of the first quarter of 1996 when the Mexican-based companies held higher levels of peso denominated assets.

  The provision for income taxes declined $720 (39.7%) for the quarter ended March 31, 1996, consistent with the decrease in income before income taxes of 31.4%.

 Year ended December 31, 1995 compared to year ended December 31, 1994

  Total revenues during 1995 increased 201% to $197.6 million from $64.1 million in 1994. The increase reflects the effect of the startup of Premier Canada (1995 sales of $16.9 million), the acquisition of the R.B. Packing Group by IPHC (1995 sales of $90.8 million) in December 1994 and the acquisition of Interfruver by ABSA in January 1995 (1995 sales of $48.8 million). ABSA's sales in 1994 amounted to $27.0 million, including $20.9 million of sales to the R.B. Packing Group prior to its acquisition by IPHC. ABSA's sales in 1995 amounted to $36.8 million, of which $30.9 million represented intercompany sales (eliminated in consolidation) due in part to inclusion of the R.B. Packing Group by IPHC. Other income increased from $0.4 million in 1994 to $5.9 million in 1995. Included in other income is the income from the sale of materials (seeds, fertilizer, etc.) to contract growers, net of costs. During 1995, the number of acres that ABSA cultivated through association agreements increased to 14,326 acres from 3,201 acres in 1994. While sales increased 201%, cost of sales increased only 175%; gross profit as a percentage of total revenues increased from 7.9% in 1994 to 17.9% in 1995 reflecting the effects of higher average sales prices, sales volumes and harvest yields.

  Selling and administrative expenses increased 80% to $29.2 million from $16.2 million in 1994 but decreased as a percentage of sales from 25.3% in 1994 to 14.7% in 1995 reflecting higher sales volumes in 1995.

  The non-cash charge for amortization of goodwill increased in 1995 due to the acquisition of IPHC in December 1994 and Interfruver in January 1995.

  Interest expense increased from $2.2 million in 1994 to $8.4 million in 1995 reflecting the higher average levels of borrowing outstanding during the year and the higher average cost of borrowing during 1995 (16.4%) as compared to 1994 (12.1%). The increased borrowings were required to fund the higher working capital requirements associated with the greatly expanding sales activities and advances provided to growers. Interest income increased from $0.9 million in 1994 to $3.5 million in 1995 reflecting the increased level of financing provided to growers and higher interest rates in Mexico during 1995. Exchange losses relate primarily to the significant effects of the devaluation of the Mexican peso on the net peso monetary position of ABSA, whose functional currency is the U.S. dollar.

  Income tax expense increased to $2.3 million in 1995 from a benefit of $1.8 million in 1994 due to income tax payable by IPHC's subsidiaries and the effects of the devaluation of the Mexican peso, which reduced the effect of future tax benefits from net operating loss carryforwards in the Mexican subsidiaries.

 Year ended December 31, 1994 compared to year ended December 31, 1993

  Net sales during 1994 increased to $63.7 million from minimal sales of $0.2 million in 1993. The increase reflects the first full year of operations of the Bionova Subsidiaries. Cost of sales increased to $59.0 million from $3.8 million in 1993. Selling and administrative expenses increased to $16.2 million from $0.9 million in 1993. In 1993, cost of sales included $3.6 million of advances to a grower related to a minority stockholder which were not collected due to a crop failure.

  Interest expense increased from $0.2 million in 1993 to $2.2 million in 1994 reflecting the higher average levels of borrowing outstanding during the year offset by the lower average cost of borrowing during 1994 (12.1%) as compared to 1993 (13.1%). Interest income increased from $0.6 million in 1993 to $0.9 million in 1994 reflecting the increased level of financing provided to growers during 1994.

  Exchange losses related primarily to the effects of the devaluation of the Mexican peso on the net peso monetary position of ABSA, whose functional currency is the U.S. dollar.

  Income tax benefit increased to $1.8 million in 1994 from $0.5 million in 1993 due to the recognition of the estimated future tax benefits from net operating losses generated during 1994.

CAPITAL EXPENDITURES

  Capital expenditures during 1993, 1994 and 1995 were $11.6 million, $6.1 million and $4.4 million, respectively, reflecting the initial investment required to acquire and develop the Bionova Subsidiaries' owned and leased acreage in Mexico. The Bionova Subsidiaries do not anticipate any significant capital expenditures over the next 12 months.

ACQUISITION

  As discussed under "Business of Bionova--Potential Acquisition," ELM is negotiating the possible acquisition of 51% of Rijnhout Food Group B.V. If this acquisition is consummated and effected through IPHC, IPHC would pay approximately $1.5 million at the time of the acquisition. Additionally, IPHC could be required to pay up to $.5 million per year for the next four years depending on the financial performance of the acquired company.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash used in operating activities by the Bionova Subsidiaries during the years 1995, 1994, and 1993 was $10.0 million, $19.7 million, and $13.8 million, respectively. The two primary factors that affected this component of the cash flows statement over these three years were the net losses incurred, including minority interests ($6.4 million, $12.4 million, and $4.0 million) and the significant increases in accounts receivable and advances to growers resulting from the sizable growth in the business ($10.7 million, $12.0 million, and $10.8 million). Partially mitigating these cash uses were non-cash depreciation and amortization charges and increases in accounts payable.

  During the quarter ended March 31, 1996, net cash provided by operating activities was $3.2 million reflecting the Bionova Subsidiaries' net earnings during the quarter, improved working capital position and the effect of non cash adjustments relating to depreciation, amortization and deferred income taxes. The Bionova Subsidiaries' working capital position improved by $1.1 million, deferred income taxes increased by $1.1 million, and non-cash depreciation and amortization charges contributed $.9 million.

  The major components of the working capital change during the first quarter of 1996 were as follows. Accounts receivable at March 31, 1996 increased $6.9 million from December 31, 1995 reflecting normal seasonal increases in sales and marketing during high production periods. Inventories decreased by $3.9 million from December 31, 1995 levels, which is consistent with the winding down of the prime selling season (December through April). Payables to growers increased $10.1 million at March 31, 1996, which is consistent with normal seasonal trends, but even larger at the 1996 first quarter-end due to the higher sales resulting from higher produce prices experienced during the last two weeks of the quarter. Accounts payable and accrued liabilities decreased $5.0 million from December 31, 1995 levels, in part because packaging for spring production is typically purchased in advance of the peak selling period.

  In addition to the capital expenditures discussed above, investment requirements reflected in the cash flows include the Bionova Subsidiaries' acquisition of controlling interests in Premier Canada and IPHC in 1994 and Interfruver in 1995. Net of the cash acquired, these investments in 1994 and 1995 amounted to $.9 million and $2.0 million in 1994 and 1995, respectively. See Note 3 of the Bionova Subsidiaries' combined financial statements for an expanded discussion of these acquisitions.

  Initial financing for the operations of the Bionova Subsidiaries was obtained from Bionova Mexico (via capital contributions from ELM) which provided $24.4 million, $2.6 million and $0.9 million in 1993, 1994 and 1995, respectively, to support the acquisitions of the Bionova Subsidiaries and startups of the new distribution companies. Minority stockholders contributed $0.4 million and $0.9 million to the Bionova Subsidiaries in 1994 and 1995, respectively. While the stockholders have provided capital for acquisitions, working capital has been provided primarily from short term bank and other loans, which at December 31, 1995 amounted to $32.5 million. The Bionova Subsidiaries have various lines of credits (all denominated in U.S. dollars) amounting to $36.6 million, of which $31.3 million was outstanding at December 31, 1995.

  As of December 31, 1995 and 1994, the Bionova Subsidiaries reflected a negative working capital position of $5.0 and $5.1 million, respectively. These positions were due to the seasonality of their growing and sales activities, the financing required to fund the expansion strategy and amounts advanced to growers.

  During the quarter ended March 31, 1996, the working capital deficit of the Bionova Subsidiaries declined to $1.3 million. If and when the Merger is consummated, ELM has agreed to make or cause to be made an additional $8 million capital contribution in part, to address the current working capital deficit and to enhance the overall equity position of the new company going forward.

  The Bionova Subsidiaries believe that their existing cash, the additional cash being contributed by ELM, available borrowing capacity, and funds from operations will be sufficient to meet their operating and capital expenditure requirements for at least the next twelve months, but may not be sufficient to permit Bionova to pursue its proposed business strategies to achieve significant organic growth or to acquire additional producers, distributors or marketers and related businesses.

 Preliminary Second Quarter Results

  Bionova's results of operations for the quarter ended June 30, 1996 are still being finalized. Preliminary figures indicate that sales revenues for the second quarter of 1996 will be lower than the comparable quarter in 1995, but higher than the quarter ended March 31, 1996. The sales decline versus the prior year quarter will result primarily from a decline in contracted growing acreage. Preliminary figures also show operating income for the quarter ended June 30, 1996 will be significantly lower than both the quarter ended March 31, 1996 and the quarter ended June 30, 1995. This decrease will be due primarily to higher production and distribution costs resulting from higher unit volumes and the effect of the high level of inflation in Mexico over the past year. A net loss is anticipated for the quarter ended June 30, 1996.

 Post-Merger Liquidity

  If the Merger is consummated it is expected that Bionova will benefit from the remaining portion of funds obtained by DNAP under the Loan Agreement ($5 million loaned on January 26, 1996, and $5 million loaned on July 1, 1996), the $8 million cash contribution to Bionova to be made at Closing, funding to be provided under the Long Term Funded Research Agreement, and ELM's agreement to provide a guarantee of certain DNAP indebtedness. Bionova will also attempt to refinance its bank loans. See "Risk Factors--Possible Need for Additional Financing" and "The Merger Agreement and Related Agreements--The Loan Agreement."

                               BUSINESS OF DNAP

SUMMARY

  DNAP was incorporated in Delaware in 1981 and is an agribusiness biotechnology company focused on the development and application of genetic engineering and transformation technologies in plants, as well as development and marketing of premium, differentiated, fresh and processed, branded fruits and vegetables. DNAP uses advanced breeding, genetic engineering, and other biotechniques to achieve improvements in the taste, texture, product form, color, and shelf life of produce and to improve production characteristics, such as disease resistance and production or processing yields. DNAP, through its FreshWorld subsidiary, is engaged in the production and marketing of branded, premium fruits and vegetables. It currently is marketing its first generation of products developed through advanced biotechnological techniques to supermarkets and institutions. DNAP is developing its second generation products using genetic engineering.

  DNAP's business strategy is to use its technology to develop and market what it believes are superior, differentiated products. In the near term, DNAP intends to focus its financial, technological, and marketing resources on fresh fruits and vegetables. Over the longer term, DNAP believes that its technology will also have important applications in processed and frozen fruits and vegetables.

  DNAP's strategy in the fresh produce area is to focus its research and development efforts on products which meet identified consumer needs not satisfied by existing products. DNAP will seek to deliver consistently superior products, thereby building brand name awareness, which DNAP believes will enable it to sell its products at premium prices. Because it perceives public dissatisfaction with the quality of tomatoes generally available in supermarkets, DNAP is initially concentrating on marketing its FreshWorld Farms tomato. DNAP believes that the success of this product will help to establish consumer awareness of, and demand for, its other products.

  In bringing its products to market, DNAP intends to utilize the existing fresh produce infrastructure, including growers, packers, repackers and established sales and distribution channels, thereby minimizing DNAP's capital needs and enabling DNAP to benefit from the business relationships, experience and expertise of the participants in this industry.

PRODUCTS

  DNAP is currently marketing products it developed through advanced biotechnological techniques to supermarkets and food service outlets. The products, which are marketed under the FreshWorld Farms or VegiSnax brand name, are:

 PLANT              PREMIUM BRANDED PRODUCT               CURRENT CUSTOMERS
 -----              -----------------------               -----------------
Tomato         FreshWorld Farms Tomatoes          Distributors and supermarket
                                                   chains in the mid-Atlantic,
                                                   Northeast and Midwest regions
                                                   and Canada
Cherry Tomato  FreshWorld Farms Cherry Tomatoes   Distributors and supermarket
                                                   chains in the mid-Atlantic,
                                                   Northeast and Midwest regions
                                                   and Canada
Carrot         FreshWorld Farms Carrots, Carrot   Select supermarkets in numerous
                Bites and Cello Carrots            states
Pepper         FreshWorld Farms Mini-Peppers      Distributors in several states

  The FreshWorld Farms tomato developed by DNAP is a full-size tomato with a deep red color, hearty texture, and a shelf life of 10 to 14 days. This compares to a three to seven day shelf life for most vine-ripened tomatoes.

  The FreshWorld Farms cherry tomato is a proprietary hybrid with a deep red color, sweet flavor and an extended shelf life of up to fifteen days.

  FreshWorld is currently selling carrot bites and cello carrots under its label, which are sourced through a co-packing arrangement with an industry leader in the carrot business.

  Another product on the market is the FreshWorld Farms sweet mini-pepper, which has a novel sweet taste, deep red color, and a low number of seeds. This new variety of pepper was developed through anther culture, an advanced breeding technique that captures and genetically stabilizes preferred characteristics such as taste, texture and low seed count.

  DNAP is using genetic engineering to develop its second generation of products. Plant genetic engineering involves either the suppression of specific genes, for example those that control ripening, or the over-expression of certain genes controlling characteristics such as sweetness. One of DNAP's most significant technological developments in this area is its Transwitch gene suppression technology. DNAP has received three issued United States patents and has made additional pending filings directed to Transwitch technology. Using Transwitch technology, DNAP has grown tomatoes with a shelf life of up to 90 days in the laboratory, while preserving desirable characteristics such as taste, color and texture. DNAP has received approval from the U.S. Department of Agriculture (the "USDA") and the Food and Drug Administration (the "FDA") to grow and ship initial varieties of its second generation tomatoes anywhere in the United States. DNAP has also received the requisite government approvals in Canada. In the first half of 1995, DNAP conducted a test market of delayed ripening tomatoes developed by using the Transwitch gene suppression technology to switch off the ACC synthase gene. These tomatoes were sold under the Endless Summer tomato brand name and labeled as "farm grown from genetically-modified seed." The market test demonstrated that there was consumer acceptance of these genetically-modified fresh market tomatoes and validated the use of this technology for extending tomato shelf life both on the vine and after harvest. After the test market was completed, sales of Endless Summer tomatoes were suspended according to the terms of a settlement agreement with Monsanto Company which related to patents covering a particular promoter and a particular marker gene. DNAP has developed alternative genetic engineering approaches, based on proprietary promoters and licensed marker genes, for the suppression of ACC synthase in tomatoes. Current plans call for this second generation ACC synthase suppressed tomato to be marketed under the Endless Summer brand name. Other second generation products being developed by DNAP through plant genetic engineering include cherry tomatoes, snap peas, peppers, bananas, pineapples and strawberries.

  Other products under development using plant genetic engineering are described below:

  PLANT                 TECHNOLOGY                      TARGETED BENEFIT
  -----                 ----------                      ----------------
Cherry      Transwitch technology to suppress  Extended shelf life of up to
 Tomato      a gene responsible for ripening    three months; facilitates
                                                harvesting.
Snap Pea    Transwitch technology to suppress  Improved taste compared to
             a gene responsible for the         existing types; pea remains
             conversion of sugar to starch      sweeter for a longer time.
                                                Increased yield.
Pepper      Transwitch technology to suppress  Extended shelf life compared to
             a gene responsible for softening   existing types; peppers remain
                                                firmer for a longer time after
                                                harvest.
Banana and  Transwitch technology to suppress  Extended shelf life compared to
 Pineapple   a gene responsible for rotting     existing types.
Strawberry  Addition of genes to regulate      Improved texture compared to
             freezing tolerance                 existing types; fruit remains
                                                firm after freeze-thaw cycle.

  Some of DNAP's work in fruit crops is being supported by corporate and government grants, including contracts with Alida Marine, Inc. for pineapple, Zeneca PLC for bananas and United Agricorp, Inc. ("UAC") for strawberries.

RESEARCH AND TECHNOLOGY

  DNAP believes that it is a leader in the application of plant biotechnology to develop new and improved fruit and vegetable varieties designed to appeal to the consumer. The research team of 33 scientists (including 16 with Ph.D. degrees) and support staff includes scientists in the fields of cell biology, plant genetic engineering, plant genetics, biochemistry, plant breeding, agronomy, plant pathology and food science (the science of processing and packaging food). DNAP's scientists have published over 300 articles in peer-reviewed scientific literature and are named inventors on more than forty United States patents owned by DNAP or FreshWorld.

  DNAP's research and product development system involves a two-track strategy employing advanced breeding methods to develop first generation products, and genetic engineering coupled with breeding methods to develop second generation products (which build on the varieties developed from the first generation). The primary goal of the research effort is to develop fruit and vegetable varieties which are differentiated in taste, appearance, texture, and retention of freshness, attributes which are attractive to the consumer. DNAP's secondary goal is to improve production characteristics such as higher yield, disease resistance and more efficient harvesting characteristics. Additionally, DNAP is working to develop improved processing attributes for fruits and vegetables.

ADVANCED BIOTECHNOLOGICAL BREEDING

  DNAP's scientists have pioneered the use of advanced biotechnological breeding methods in commercial agriculture. These methods take advantage of DNAP's ability to regenerate plants from single cells in culture. Through a process known as somaclonal variation, regenerated plants incorporate multiple variations that would not typically be generated by traditional breeding methods. Somaclonal variation allows more rapid development of characteristics such as improved taste, texture, appearance and yield. These improved characteristics are passed on to future generations via the seed. Somaclonal variation was used in the creation of the FreshWorld Farms tomato.

  Another advanced breeding method used by DNAP's scientists is anther culture, which captures and stabilizes preferred characteristics from two separate varieties in a single step. Traditionally, this process takes multiple generations of crossing between the two parental lines and their progeny. Anther culture, in combination with plant breeding techniques, was used to develop the small size and low seed trait of DNAP's sweet mini-pepper. Anther culture has been used to reduce the development time for a new pepper variety from six years to three years and to reduce the development time for a new carrot variety from 13 years to six years.

PLANT GENETIC ENGINEERING

  DNAP believes that it is a leader in plant genetic engineering which it is using to develop its second generation of products. Genetic engineering involves the modification of a plant's chromosomes, which are made up of DNA segments including genes encoding plant characteristics. Genetic engineering enables the development of new varieties by promoting specific traits in plants such as extended freshness, enhanced sweetness and disease resistance. The genetic engineering process requires identification of genes responsible for certain characteristics; the expression or suppression of such genes in plant cells using transformation technology, vector systems and gene expression technology; the selection of successfully engineered plant cells; and the regeneration of whole plants from the engineered plant cells. The insertion of desired genes into plant cells can either add a desired characteristic, such as sweetness, to the plant or, if inserted using DNAP's proprietary Transwitch gene suppression technology, suppress an undesirable characteristic or process, such as rotting. These technologies are described below:

  Gene identification technologies are procedures for the identification and characterization of genes. Genes are specific sequences of DNA that control specific plant characteristics, through the expression of certain proteins which in turn initiate certain biological processes. For example, there are genes that cause the expression of a certain protein that controls the ripening process in tomatoes.

  DNAP's scientists have extensive experience in chemically-based methods for gene identification and have pioneered a method for gene identification in plants called heterologous transposon technology. A United States patent has been granted to DNAP for the use of certain aspects of transposon technology to isolate genes. Transposons are genetic elements capable of moving from one location on a plant's chromosome to another. The points at which transposons insert themselves in the chromosome can be determined. When a transposon inserts itself into a gene encoding a specific characteristic, it alters the function of the host gene, causing detectable changes in the characteristic. Tracing the location of the transposon leads to the location of the host gene controlling the characteristic. The advantage of this proprietary gene identification technique is that it allows scientists to associate ultimate plant characteristics with specific genes without the need for first developing an understanding of the intermediate operative proteins and biological processes involved. DNAP's scientists were the first to successfully use this method and have used it to isolate genes affecting acidity in plants. Acidity is one of the major determinants of flavor in fruits. Isolated acidity genes are the subject of a United States patent application under notice of allowance filed by DNAP. DNAP's scientists have also used this method to isolate genes that influence sugar production in plants and have applied this proprietary technology to identify and isolate additional genes that are responsible for traits such as freezing and dehydration tolerance, and sweetness and flavor regulation.

  Transformation/regeneration technology is a tissue culture-based method by which new genes are stably incorporated into selected plant cells, which are subsequently regenerated into whole plants. DNAP believes it is a leader in the development and use of this technology and has used it to develop efficient systems in commercially important varieties of tomatoes, peppers, melons, peas, strawberries, carrots, potatoes, and lettuce. FreshWorld was granted United States patents for certain transformation/regeneration methods in peppers and peas developed by DNAP. DNAP and Du Pont were jointly granted a United States patent for certain transformation methods in corn developed by DNAP.

  Vector Systems are means for inserting genes into plant cells. The principal vector system is based on Agrobacterium tumefaciens, a soil bacterium, which as part of its natural life cycle delivers DNA to plants. DNAP has licenses from the Max Planck Institute and others providing certain rights to this vector system. The rights of the Max Planck Institute to a patent in this technology is in dispute. See "Proprietary Protection."

  Gene expression technology is the manipulation of gene systems to ensure successful, timely and specific expression of introduced genes in plant cells. DNAP has developed promoter systems for enhancing gene expression in plants and has been issued a United States patent for certain of those promoter systems. Other promoter systems are the subject of pending United States patent applications filed by DNAP.

  Engineered plant cell selection technologies are techniques for distinguishing plant cells which have been successfully engineered to incorporate the desired genetic material from cells not so engineered. The technique involves using a marker gene conferring resistance to a phytotoxic compound, such as an antibiotic, which is inserted into cells along with the gene encoding the desired plant characteristic. Cells are then treated with the phytotoxic compound, and only successfully engineered cells survive. These cells can then be used for plant regeneration.

  DNAP's scientists have developed proprietary cell selection systems for the selection of engineered plant cells. DNAP was issued two United States patents directed to the use of certain marker genes which confer resistance to the antibiotic spectinomycin. DNAP also has royalty-free license rights to a sulfonylurea-resistance gene for use as a marker gene in developing new plants.

  Transwitch gene suppression technology, one of DNAP's most significant technological developments, is a method for switching off gene expression in plants. DNAP has received three United States patents and a European patent directed to methods of using this technology for suppressing plant genes. This technology is an effective alternative to antisense technology for gene suppression.

  As more fully described herein, DNAP's scientists are using plant genetic engineering, including its proprietary Transwitch gene suppression technology, to enhance DNAP's existing product line of fresh fruits and vegetables and to develop new products. For example, the shelf life of DNAP's FreshWorld Farms tomato has been extended from 10 to 14 days to up to 90 days under laboratory conditions by using Transwitch technology to switch off the ACC synthase gene. This gene is responsible for the biosynthesis of ethylene, which triggers the ripening process in tomatoes. On the basis of its experience with the ACC synthase suppressed Endless Summer tomatoes test marketed in 1995, DNAP believes that an ACC synthase suppressed tomato will offer considerable cost savings in production and distribution. Transwitch technology has also been used to turn off ethylene biosynthesis and extend shelf life to 8 to 9 weeks in DNAP's cherry tomato varieties.

  The texture of DNAP's mini-pepper is being further enhanced through the use of Transwitch technology to inhibit the gene responsible for hemicellulase. Hemicellulase causes the breakdown of the cell walls in peppers, a process which triggers softening when peppers reach their maximum sweetness. DNAP has also used Transwitch technology to enhance and maintain the sweetness of snap peas and thereby extend their shelf life by inhibiting the biosynthesis of ADPG pyrophosphorylase, an enzyme which causes the conversion of sugar to starch. By inhibiting this process, the pea's natural sweetness can be preserved for up to 15 days after harvest as compared with one to two days for current varieties. FreshWorld has an issued United States patent directed to the use of the ADPG pyrophosphorylase gene in peas for sweetness control.

  DNAP is also developing tools to apply plant genetic engineering technology to a range of additional crops, including tropical crops such as bananas and pineapples. DNAP believes the application of its Transwitch technology and its ripening control technology may have significant commercial applications in controlling spoilage of these fruits during transportation. For example, by inhibiting the production of ethylene in bananas, rotting can be delayed so that fruits being shipped long distances will arrive in better condition with less spoilage.

  In other areas of plant genetic engineering, DNAP's scientists were the first to demonstrate the ability to control fungal diseases affecting plants by inserting a chitinase gene into plants. Chitinase is a naturally occurring enzyme with anti-fungal activity. DNAP has been issued two United States patents directed to plants transformed with chitinase genes.

PROPRIETARY PROTECTION

  In order to develop and maintain its competitive position, DNAP seeks to protect its intellectual property through patent filings in the United States and abroad, maintenance of trade secrets and ongoing technological innovation. DNAP and FreshWorld have over forty issued patents in the United States. DNAP and FreshWorld have pursued proprietary protection across the spectrum of their activities, including protection for basic tools of plant genetic engineering and the protection of specific products.

  DNAP has obtained United States patent protection for key plant genetic engineering technologies in the areas of gene isolation through transposon tagging; transformation/regeneration methods for pepper, pea and corn; promoter systems; and selectable marker systems. DNAP has also established a patent position for important gene systems developed by DNAP including two issued United States patents directed to plants transformed with the anti-fungal chitinase gene and pending United States patent applications for genes involving control of sweetness, color and acidity.

  One of DNAP's most significant technological developments in the area of plant genetic engineering is its proprietary Transwitch gene suppression technology. DNAP has received three United States patents and one European patent directed to methods of using this technology for suppressing plant genes. The European patent is in opposition. DNAP has made additional pending filings in the United States and abroad directed to Transwitch technology. Transwitch technology has the same goal (i.e., gene suppression) as antisense technology, but uses a different methodology. In connection with the Merger Agreement and the Loan Agreement, DNAP has assigned its rights to the Transwitch Patents to Bionova. See "The Merger Agreement and Related Agreements--The Loan Agreement--The Sole License Agreement and the Non-Exclusive License Agreement."

  DNAP has pursued patents and plant variety protection ("PVP") certificates specific to certain DNAP products. DNAP has filed patent applications in the United States claiming certain FreshWorld parent and hybrid tomato lines, resulting in two issued U.S. patents. In addition, DNAP has pending patent applications directed to ripening controlled tomato lines and cherry tomato lines. DNAP also has a granted United States patent directed to the method of somaclonal variation in tomato which was used to create the FreshWorld Farms tomato. DNAP has been granted a United States patent covering a broad class of low seed peppers, including the FreshWorld Farms sweet mini-pepper. DNAP additionally has four issued United States patents directed to the method of processing its VegiSnax carrots. PVP certificates, which are issued by the USDA, have also been pursued for specific fruit and vegetable varieties. DNAP was issued two PVP certificates for tomato varieties and two for pepper varieties. FreshWorld has two pending PVP applications for watermelon varieties developed by DNAP.

  DNAP has strengthened its proprietary position by obtaining license rights from third parties, either to secure freedom to operate via non-exclusive licenses or to create additional areas of exclusivity through exclusive licenses. DNAP has obtained license rights from several third parties under patent filings related to plant molecular biology methods. These license rights include non-exclusive rights from Stanford University under the basic recombinant-DNA patent filings, from the Max Planck Institute under patent filings directed to certain methods of plant transformation using Agrobacterium (although the rights of the Max Planck Institute to one of such patents is in dispute), and from Mogen International N.V. under filings also directed to certain methods of plant transformation using Agrobacterium. DNAP also has license rights from the USDA under patent filings directed to the ACC synthase gene. Suppression of this gene, e.g. with Transwitch technology, has been shown by DNAP to permit control of the ripening process. DNAP's license from the USDA is co-exclusive for tomato, and exclusive for 25 other crops including peppers, bananas, peas, strawberries, and watermelons.

  DNAP uses trade secret protection for certain innovations and technical know-how on which new products may be based. DNAP also uses trade secret protection for inbred parent lines of its hybrid plants. DNAP believes that the use of hybrid seed (from which hybrid plants are grown) provides additional protection for the FreshWorld Farms tomato, since seeds from the tomatoes sold to consumers will not breed true. In addition, a hybrid seed generally produces a heartier plant. In-house procedures are in place to protect trade secrets, know-how and inbred parent plant lines.

  DNAP has ongoing programs to develop patentable processes, plant varieties and products, and these programs are monitored by DNAP's patent counsel to insure that timely and appropriate action is taken to seek patent rights or to maintain trade secret protection. To gain further value from its technology, DNAP may from time to time license its technology to others, particularly in connection with corporate collaborations or instances in which a financial or technology return may be earned without competitive disadvantage.

GOVERNMENTAL REGULATION

  The agribusiness industry saw rapid acceleration of U.S. government approvals for genetically engineered plant products in 1995. In the past year, the FDA concluded consultations on seven genetically engineered foods, bringing the total number of such foods cleared for marketing to 15. In 1995, USDA deregulated 12 genetically-engineered crop varieties and received petitions to deregulate seven additional crops. The Environmental Protection Agency ("EPA") registered four genetically engineered plant-pesticides for commercial sale and distribution and received applications to register another four products. DNAP believes these events signal maturation of the regulatory approval processes in the U.S. and growing demand for agricultural biotechnology products.

  Regulation by federal, state and local government authorities in the United States and foreign countries will be a factor in the future production and marketing of DNAP's genetically-engineered plants and plant products. The process of obtaining government approvals can be costly and time consuming, and there can be no assurance that necessary approvals will be granted in a timely manner, if at all. The extent of government regulation of biotechnology that might arise from future legislative or administrative actions and the potential consequences to DNAP are not known and cannot be predicted with certainty.

  The U.S. federal government has implemented a coordinated policy for regulating biotechnology research and products in the United States. The USDA has jurisdiction over specific research and pre-commercial activities involving genetically engineered plants, in particular the growing and interstate shipment of genetically engineered plants and plant products. The FDA has jurisdiction over plant products that are used for human or animal food. The EPA has jurisdiction over the field testing and commercial use of plants genetically engineered to resist pests and diseases, so-called plant-pesticides, as well as administering various federal environmental quality statutes. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing approval, seizure or recall of product, injunction or criminal prosecution.

  In January 1995, DNAP received USDA approval for unrestricted production and distribution of the initial varieties of its genetically-engineered Endless Summer tomato. That approval closely followed successful completion in October 1994 of consultations with the FDA concerning the safety, nutrition and composition of Endless Summer tomatoes. In 1995, DNAP also received clearances from Agriculture and Agri-Food Canada and Health Canada to import and sell Endless Summer tomatoes in Canada. Together, these approvals allowed DNAP to grow and ship initial varieties of Endless Summer tomatoes anywhere in the U.S. and Canada in the same manner as conventionally developed tomatoes. As described above, the initial varieties of Endless Summer tomatoes cannot be sold due to the terms of the Monsanto Settlement, however, the experience DNAP gained from satisfying regulatory requirements for the initial ACC synthase suppressed tomato will be helpful in obtaining regulatory approval for future tomato varieties.

  DNAP is continuing consultations with the FDA, begun in 1994, on additional products, including delayed-ripening tomatoes containing a plant-based selectable marker gene, sweetness-enhanced peas and peppers with improved texture. DNAP has recently received permission from USDA to field test genetically-engineered grape plants.

  To date, DNAP, to the best of its knowledge, has successfully functioned within the scope of applicable laws and regulations, including rules administered by the FDA, USDA and EPA. The company believes it is in compliance with all applicable laws and regulations pertaining to the development and commercialization of its products. DNAP believes that its current research and development activities and products will not be subject to delays other than the ordinary delays associated with government review and approvals for traditional products, when and if such review and approvals are required. DNAP further believes that its experience in this area enables it to deal effectively with the applicable regulatory processes.

PRODUCTION, MARKETING AND DISTRIBUTION

  DNAP's current product line consists of bulk and packaged tomatoes, cherry tomatoes, carrot bites, cello carrots, sweet mini-peppers, precut pineapples and clementines. DNAP plans to expand its product line to include additional fruits and vegetables.

  Tomato. The United States fresh tomato market is approximately $2 billion at wholesale. Tomatoes picked before they are ripe currently represent more than 80% of the volume of tomatoes sold in the United States. Growers harvest tomatoes while they are unripe for several reasons: (i) immature tomatoes are firmer, enabling them to withstand shipping and handling more successfully;
(ii) harvesting immature tomatoes is less labor-intensive and less costly than a vine ripened harvest; and (iii) the less time the fruit stays in the field, the less the risk of loss from weather or pests. After harvest, either the packer or the repacker exposes green tomatoes to ethylene gas.

  Consumer research has indicated that 85% of United States households consume fresh market tomatoes during the year. Despite such widespread penetration, consumers in a survey conducted by the USDA cite the tomato as the most consistently disappointing vegetable. DNAP believes that a large percentage of tomato consumers drop out of the market in the winter due to dissatisfaction with taste and texture of available product. DNAP's market research indicates that these consumers would be willing to pay a premium for better-tasting tomatoes, ranging from 50% to 250% of the price of the generic product, which currently averages about $1.00 per pound at retail. To reach these consumers, retailers now are stocking their produce departments with a variety of tomatoes, including cherries, Romas, hydroponically produced, imported and yellows.

  DNAP believes it can achieve market acceptance for its tomato by providing consumers with improved quality throughout the year while maintaining premium pricing. FreshWorld is dedicated to providing a premium tomato that offers good taste, color and texture. These tomatoes will be sources year-round in established growing areas and handled by the existing distribution infrastructure. In order to reduce financial volatility and exposure, FreshWorld has shifted its sourcing strategy from vertically integrated contract growing to marketing arrangements with independent growers. FreshWorld will be selling tomato varieties developed by DNAP as well as other commercial varieties.

  DNAP's FreshWorld Farms tomatoes are sold by FreshWorld's sales force. The tomatoes are currently sold in the mid-Atlantic, Northeast and Midwest regions. DNAP supports its tomato sales with in-store merchandising programs and a calendar of promotional events to build consumer awareness of the FreshWorld Farms tomato.

  Cherry Tomatoes. DNAP began commercial rollout of a cherry tomato in 1994. They are now being sold through distributors and supermarket chains in the mid-Atlantic, Northeast and Midwest regions. Using its advanced breeding techniques, DNAP has developed an improved cherry tomato variety with superior taste, longer shelf life and year-round availability compared to existing varieties.

  Carrot. The carrot products are sold by FreshWorld's sales force. As with tomatoes, FreshWorld works with the existing produce business infrastructure to capitalize on its expertise. FreshWorld Farms carrot bites and cello carrots are available in select supermarkets in the Pacific Northwest and mid-Atlantic states.

  Pepper. Applying its expertise in advanced plant breeding, DNAP has developed a proprietary sweet red mini-pepper variety as FreshWorld's first product offering in the United States fresh pepper market. In this case, DNAP's scientists have combined the red color and convenient size of a jalepeno pepper with the sweet juicy taste of a bell pepper into a new low-seed variety which is sold under the FreshWorld Farms brand. FreshWorld market tested this product in 1992 and 1993, and in the U.S. has principally sold this product to the food service industry.

COMPETITION

  The fresh and processed fruit and vegetable product markets are highly competitive, and DNAP will continue to be faced with intense competition from many established fruit and vegetable growing, processing and marketing companies with far greater financial, marketing and other resources than DNAP. DNAP believes that it can compete successfully with companies in this market by developing products that offer what DNAP believes are unique and desirable attributes with superior quality. DNAP believes that the proprietary protection of such products will create important competitive advantages for DNAP.

  There are also many companies engaged in research and product development activities based on agricultural biotechnology. Competitors include specialized biotechnology firms, as well as major pharmaceutical, food and chemical companies that have biotechnology divisions, many of which have considerably greater financial, technical, and marketing resources than DNAP. Competition may intensify as technological developments occur at a rapid rate in the agricultural biotechnology industry. In competing with such companies, DNAP relies primarily on the experience of its sales, marketing and production staff at FreshWorld, the reputations and qualifications of its scientific staff and its technological capabilities.

EMPLOYEES AND CONSULTANTS

  At July 12, 1996, DNAP employed 71 persons. DNAP also maintains relationships with, and from time to time engages the services of, university professors and other consultants to assist in market, product and technological research. None of DNAP's employees are covered by a collective bargaining agreement. All of DNAP's management and research employees have signed confidentiality agreements and DNAP believes its relations with its employees are good.

PROPERTIES

  During the second quarter of 1994, DNAP relocated its corporate headquarters and its product development activities from Cinnaminson, New Jersey to its California facilities, which include offices, laboratories and greenhouse space in Oakland and an experimental farm in Brentwood. DNAP completed the sale of the Cinnaminson property in March 1996. The proceeds from the sale were paid to Du Pont as part of the "Du Pont

Transaction". During the fourth quarter, DNAP cancelled its vegetable processing facility lease in Arvin, California. The early termination of the lease resulted in DNAP recording a charge to operations. See Note 5 to DNAP's Consolidated Financial Statements for more details.

  These properties are more fully described below:

                                                                       ACRES OF       LEASE
LOCATION                 OWNERSHIP            FACILITIES                 LAND       EXPIRATION
- --------                 ---------            ----------               --------     ----------
Oakland, California.....  Leased     41,000 square feet of laboratory        --     05/31/99
                                     and office space
                                     7,500 square feet of greenhouse
                                     space
Brentwood, California...  Leased     12,700 square feet of greenhouse  61 leased(1) 10/31/96
                          and        and warehouse space                10 owned(1)
                          Owned
Eddystone,                Leased                                             --     06/30/2000
 Pennsylvania...........             2,300 square feet of office space
Salinas, California.....  Leased   1,500 square feet of office space         --     month to
                                                                                    month(2)
Bonita Springs,           Leased                                             --     11/14/96
 Florida................             1,000 square feet of office space

- --------
(1) Includes farm land for field trials
(2) DNAP intends to discontinue using this facility in July 1996 in connection with the consolidation in Eddystone, Pennsylvania of the administrative function of FreshWorld.

  DNAP also has arrangements in various locations throughout the United States for field evaluations of improved plant varieties which DNAP is developing. DNAP's current facilities are not adequate for large scale growing, processing operations or distribution. Depending on the needs for its products, DNAP contracts for the requisite facilities with third parties.

LEGAL PROCEEDINGS

  By letters dated May 3, 1996 and July 16, 1996, DNAP has been advised by a holder of DNAP Convertible Exchangeable Preferred Stock that such holder believes that the Merger will result in the occurrence of a "corporate change" with respect to DNAP pursuant to Section 9 of the Certificate of Designation for the DNAP Convertible Exchangeable Preferred Stock, thereby resulting in special conversion privileges. Under such holder's theory, as a result of the Merger each share of DNAP Convertible Exchangeable Preferred Stock will be converted into the right to receive approximately 4.6 shares of Bionova Common Stock instead of the .68375 shares of Bionova Common Stock as provided in the Merger Agreement. Such holder has further advised DNAP that such holder has reserved any rights which it may have as a holder of DNAP Convertible Exchangeable Preferred Stock, whether or not the Merger is consummated.

  It is DNAP's position that the special conversion privilege specified in
Section 9 of the Certificate of Designation with respect to the DNAP Convertible Exchangeable Preferred Stock will not be triggered as a result of the Merger. However, if this holder were to institute litigation with respect to such issue and were to prevail therein and if Bionova were thereupon required to issue additional shares of Bionova Common Stock to the former holders of DNAP Convertible Exchangeable Preferred Stock, such issuance of additional shares of Bionova Common Stock would substantially dilute the interest of the other holders of Bionova Common Stock. If such holder or another holder of DNAP Convertible Exchangeable Preferred Stock were successful in such litigation, if any, a court could require other remedies, including a cash judgment, which could materially adversely affect Bionova.

  In addition, Section 1.11(e) of the Merger Agreement provides that Bionova "shall issue to Bionova Mexico or its designee, on or before the Closing Date, such number of shares of [Bionova] Common Stock as shall represent (when added to the shares of [Bionova] Common Stock outstanding as of the date of . . . [the Merger] Agreement) . . . 70% of the issued and outstanding shares thereof as of the Effective Time of the Merger." Section
2.3 of the Merger Agreement provides that "[Bionova] Common Stock into which DNAP Stock shall be converted pursuant to the Merger Agreement and the Merger shall be deemed to have been issued at the Effective Time . . ." Accordingly, if Bionova is required to issue additional shares of Bionova Common Stock to the former holders of DNAP Convertible Exchangeable Preferred Stock, as described above, and if such shares are deemed to have been issued at the Effective Time pursuant to Section 2.3 of the Merger Agreement, Bionova may be obligated to issue additional shares of Bionova Common Stock to Bionova Mexico or its designee (including ELM), for no additional consideration, pursuant to
Section 1.11(e) of the Merger Agreement so that, after giving effect to the issuances to the former holders of DNAP Convertible Exchangeable Preferred Stock and to Bionova Mexico or its designee (including ELM), Bionova Mexico and its affiliates (including ELM) will own 70% of the outstanding shares of Bionova Common Stock. The foregoing issuances of additional shares of Bionova Common Stock would substantially dilute the interest in Bionova of the holders of DNAP Common Stock receiving shares of Bionova Common Stock in the Merger.

  By letter dated April 22, 1996, DNAP was also notified that a holder of DNAP Common Stock intended to commence litigation against DNAP. Such holder alleged that DNAP had breached its contractual obligations to register under the Securities Act by April 1, 1996 approximately 5.5 million shares of DNAP Common Stock obtained by such holder and certain other holders in private placement transactions with DNAP. As of the date hereof, no such litigation has been commenced. DNAP believes such allegation is without merit and intends to vigorously defend against any such claim which may be formally asserted in a future lawsuit.

  In addition to the foregoing, from time to time, DNAP is involved in various legal actions that arise in the ordinary course of its business. Such legal actions are not expected, individually or in the aggregate, to have a material adverse effect on DNAP's financial condition or results of operations.

            MARKET PRICES OF DNAP COMMON STOCK AND RELATED MATTERS

  The DNAP Common Stock is listed for trading on the Nasdaq National Market under the symbol "DNAP." The following table sets forth for each period indicated the high and low last sale prices for the DNAP Common Stock as reported on the Nasdaq National Market.

                          CALENDAR PERIOD                        HIGH     LOW
                          ---------------                      -------- --------
      1994:
        1st Quarter........................................... $5 5/8   $4 1/2
        2nd Quarter...........................................  4 7/8    3 1/8
        3rd Quarter...........................................  4 3/8    2 3/8
        4th Quarter...........................................  4 3/8    2 9/16
      1995:
        1st Quarter........................................... $3 7/16  $2 7/16
        2nd Quarter...........................................  2 7/8    1 11/16
        3rd Quarter...........................................  2 1/16   1 1/4
        4th Quarter...........................................  1 3/8      5/8
      1996:
        1st Quarter........................................... $1          23/32
        2nd Quarter...........................................    13/16    1/2
        3rd Quarter (through August 8)........................    21/32    15/32

  There were 2,962 holders of record of DNAP Common Stock as of August 8, 1996. DNAP has not paid any dividends on the DNAP Common Stock since its inception and does not intend to pay dividends in the foreseeable future. The terms of the DNAP Convertible Exchangeable Preferred Stock restrict the payment of dividends on the DNAP Common Stock. DNAP has ceased paying dividends on the DNAP Convertible Exchangeable Preferred Stock and four quarterly dividends (aggregating $3,105,000) have accrued and remain unpaid as of August 8, 1996.

                   BENEFICIAL OWNERSHIP OF DNAP COMMON STOCK
                    BY CERTAIN STOCKHOLDERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  Set forth below are the only persons known by the Board of Directors of DNAP to be the beneficial owners of more than five percent of the outstanding shares of DNAP Common Stock as of August 5, 1996:

                                                          AMOUNT AND
                                                          NATURE OF
       NAME AND ADDRESS OF                                BENEFICIAL    PERCENT
         BENEFICIAL OWNER                                 OWNERSHIP     OF CLASS
       -------------------                                ----------    --------
   E.I. du Pont de Nemours and Company .................. 5,750,000(1)    11.8%
    8052 Du Pont Building
    Wilmington, Delaware 19898
   Grace Brothers, Ltd. ................................. 3,625,604(2)     8.2%
    1560 Sherman Avenue, Suite 900
    Evanston, Illinois 60201
   Michael G. Jesselson ................................. 2,705,000        5.9%
    3 East 71st Street
    New York, NY 10021
   Alida Marine, Inc. ................................... 2,564,725(3)     5.7%
    #30-11, Policentro Bldg, 30th Street
    Panama City, Republic of Panama

- --------
(1) Represents shares owned by Du Pont and its wholly-owned subsidiaries.
(2) Includes 1,100,000 shares which would be received upon exercise of certain warrants held by Grace Brothers, Ltd. and 525,604 shares which would be received upon conversion of DNAP Convertible Exchangeable Preferred Stock.
(3) Alida Marine, Inc. has a preemptive right to purchase additional securities of DNAP under certain circumstances.

  Except as noted in the footnotes above, the Board of Directors of DNAP believes the beneficial owners listed above have sole voting and investment power regarding the shares shown as being beneficially owned by them.

BENEFICIAL OWNERSHIP BY DIRECTORS AND MANAGEMENT OF DNAP

  The table below sets forth the beneficial ownership of DNAP Common Stock held as of March 31, 1996 by each director of DNAP, by each of the five most highly compensated executive officers of DNAP, and by all directors and executive officers of DNAP as a group.

                                                       AMOUNT AND NATURE
                                                         OF BENEFICIAL
                                                         OWNERSHIP OF
                                                        COMMON STOCK AS    PERCENT
          NAME                     POSITION            OF MARCH 31, 1996   OF CLASS
          ----                     --------            -----------------   --------
Evelyn Berezin.......... Director                            108,266(1)(2)       (3)
James L. Ferguson....... Director                             47,000(1)          (3)
Dr. Gerald D. Laubach... Director                             43,000(1)          (3)
Douglas S. Luke......... Director                             52,000(1)          (3)
Somchit Sertthin........ Director                             14,000(1)          (3)
Robert Serenbetz........ Chairman and Chief Executive        666,926(1)      1.5%
                          Officer
Dr. John R. Bedbrook.... Executive Vice President and        273,142(1)(4)       (3)
                          Director of Science
Dr. David A. Evans...... Executive Vice President--          423,519(1)          (3)
                          Business Development
Robert Igleheart........ Chief Operating Officer and         132,927(1)(5)       (3)
                          President--FreshWorld Farms
Stephen Prichard........ Vice President--Human               132,125(1)          (3)
                          Resource and Administration
All directors and
 executive officers of
 DNAP as a group
 (consisting of eleven
 persons)...............                                   2,316,424(6)      5.4%

- --------
(1) Includes currently exercisable options to purchase shares of DNAP Common Stock as follows: Ms. Berezin--48,500 shares; Mr. Ferguson--43,500 shares; Dr. Laubach--39,500 shares; Mr. Luke--48,500 shares; Mr. Serenbetz-- 642,000 shares; Mr. Sertthin--10,500 shares; Dr. Bedbrook--257,200 shares; Dr. Evans--213,000 shares; Mr. Igleheart--120,000 shares; Mr. Prichard-- 121,000 shares. Does not include options to purchase shares of DNAP Common Stock not exercisable within 60 days of March 31, 1996 as follows:
    Dr. Laubach--4,000 shares; Mr. Serenbetz--303,000 shares; Dr. Bedbrook-- 156,000 shares; Dr. Evans--182,000 shares; Mr. Igleheart--380,000 shares; Mr. Prichard--94,000 shares.
(2) Includes 51,266 shares of DNAP Common Stock owned jointly by Ms. Berezin and her husband.
(3) Represents less than 1% of the DNAP Common Stock outstanding on March 31, 1996.
(4) Includes 4,218 shares of DNAP Common Stock owned and options that are currently exercisable options to purchase 20,200 shares of DNAP Common Stock held by Dr. Bedbrook's wife, who is an employee of DNAP, as to which shares Dr. Bedbrook disclaims beneficial ownership. Does not include options to purchase 8,000 shares of DNAP Common Stock held by Dr. Bedbrook's wife which are not exercisable within 60 days of March 12, 1996.
(5) Mr. Igleheart resigned from his positions with DNAP and FreshWorld effective May 10, 1996.
(6) Gives effect to the above footnotes.

  Except as noted in the footnotes above, DNAP believes the beneficial holders listed above have sole voting and investment power regarding the shares shown as being beneficially owned by them.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF DNAP

  The selected consolidated financial data set forth below as of and for each of the years in the five-year period ended December 31, 1995 are derived from the audited consolidated financial statements and related notes of DNAP. The consolidated financial statements and related notes as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 are included elsewhere in this Proxy Statement/Prospectus, and the selected consolidated financial information set forth below should be read in conjunction with such consolidated financial statements and notes.

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1995      1994      1993      1992      1991
                               --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
 Revenues:
 Produce sales(1)............  $ 10,074  $ 12,673  $  1,330  $    --   $    --
 Product development.........     1,720     2,143     5,823     7,578     8,876
 Investment and royalty
  income.....................     2,555     1,515     1,874     2,925     2,026
                               --------  --------  --------  --------  --------
 Total Revenue...............    14,349    16,331     9,027    10,503    10,902
                               --------  --------  --------  --------  --------
 Operating Expenses:
 Cost of produce sales(1)....    15,284    21,868     1,662       --        --
 Exit carrot processing......     1,647     3,210       --        --        --
 Research and product
  development................     5,880     6,769    11,999    11,922    12,137
 Selling, general and
  administrative.............     5,753     7,031     2,610     3,034     2,964
 Consolidation and relocation
  costs......................        70     2,048       --      2,265       --
 Purchased in-process
  research and product
  development(2).............       --        --     15,238       --        --
                               --------  --------  --------  --------  --------
 Total Operating Expenses....    28,634    40,926    31,509    17,221    15,101
                               --------  --------  --------  --------  --------
 Loss from Operations........   (14,285)  (24,595)  (22,482)   (6,718)   (4,199)
 Gains on sale of assets.....       239       225        60     3,703       --
                               --------  --------  --------  --------  --------
 Loss from continuing
  operations before equity in
  loss of joint ventures.....   (14,046)  (24,370)  (22,422)   (3,015)   (4,199)
 Equity in operating loss of
  joint ventures(1)..........       --        --     (9,026)  (10,615)   (9,470)
                               --------  --------  --------  --------  --------
 Loss from Continuing
  Operations.................   (14,046)  (24,370)  (31,448)  (13,630)  (13,669)
 Loss from Discontinued
  Operations.................       --     (1,913)   (2,494)   (4,531)   (1,272)
                               --------  --------  --------  --------  --------
 Net Loss....................   (14,046)  (26,283)  (33,942)  (18,161)  (14,941)
 Preferred Stock Dividends...    (2,343)   (3,105)   (3,105)   (3,105)     (776)
                               --------  --------  --------  --------  --------
 Net loss applicable to
  common stockholders........  $(16,389) $(29,388) $(37,047) $(21,266) $(15,717)
                               ========  ========  ========  ========  ========
 Net loss per common share:
 Continuing Operations.......  $   (.47) $   (.95) $  (1.56) $   (.78) $   (.69)
 Discontinued Operations.....       --       (.07)     (.11)     (.21)     (.06)
                               --------  --------  --------  --------  --------
 Net loss per common share...  $   (.47) $  (1.02) $  (1.67) $   (.99) $   (.75)
                               ========  ========  ========  ========  ========
 Weighted average common
  shares outstanding.........    34,823    28,868    22,156    21,572    20,818
                               ========  ========  ========  ========  ========
 Produce Sales(1)
 FreshWorld..................  $ 10,074  $ 12,673  $  5,059  $  1,773  $  1,451
 DNAP........................       --        --      1,330       --        --
                               --------  --------  --------  --------  --------
  Total......................  $ 10,074  $ 12,673  $  6,389  $  1,773  $  1,451
                               ========  ========  ========  ========  ========

                                                     AT DECEMBER 31
                                        ----------------------------------------
                                         1995   1994    1993     1992     1991
                                        ------ ------- ------- -------- --------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and temporary investments.......  $1,742 $ 4,489 $ 7,695 $ 27,364 $ 40,228
 Working capital......................     260   2,446   2,586   24,055   39,752
 Total assets.........................  11,821  16,550  22,625   36,170   49,153
 Total stockholders' equity...........  $5,049 $ 8,692 $12,304 $ 30,561 $ 46,298

- --------
(1) FreshWorld's produce sales and cost of produce sales are excluded from DNAP's total revenues and operating expenses for the years prior to 1994, since the operations of FreshWorld were accounted for under the equity method. As a result of the Du Pont Transaction, DNAP now owns 100% of FreshWorld and, accordingly, FreshWorld's produce sales and other operating results are fully consolidated with DNAP's operating results in 1995 and 1994. See Notes 2 and 4 to the Consolidated Financial Statements for further details.
(2) Represents a non-recurring, non-cash charge reflecting the allocation of a portion of DNAP's purchase price for FreshWorld to in-process research and product development which amount is charged to operations in accordance with purchase accounting practices.

  The selected consolidated financial data set forth below as of and for the three month periods ended March 31, 1996 and 1995 were derived from the unaudited consolidated financial statements of DNAP, which are included elsewhere in this Proxy Statement/Prospectus, and included, in the opinion of DNAP, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of DNAP's financial position at that date and results of operations for those periods. The results for the three month period ended March 31, 1996 are not necessarily indicative of the results of any future periods. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto of DNAP and "Management's Discussion and Analysis of Financial Condition and Results of Operations of DNAP" included elsewhere in this Proxy Statement/Prospectus.

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
OPERATING DATA:
Revenues
  Produce sales.............................................. $ 3,509  $ 3,071
  Product development........................................     495      340
  Investment and royalty income..............................     254    1,479
                                                              -------  -------
  Total Revenue..............................................   4,258    4,890
                                                              -------  -------
Operating Expenses:
  Cost of produce sales......................................   3,614    3,619
  Exit carrot processing.....................................     --       380
  Research and product development...........................   1,344    1,636
  Selling, general and administrative........................   2,011    1,340
  Consolidation and relocation cost..........................     --        50
                                                              -------  -------
  Total Operating Expenses...................................   6,969    7,025
                                                              -------  -------
Loss from Operations.........................................  (2,711)  (2,135)
Gains on sale of assets......................................      64       24
                                                              -------  -------
Net Loss.....................................................  (2,647)  (2,111)
Preferred Stock Dividends....................................    (776)    (776)
                                                              -------  -------
Net loss applicable to common stockholders................... $(3,423) $(2,887)
                                                              =======  =======
Net loss per common share.................................... $  (.08) $  (.09)
                                                              =======  =======
Weighted average common shares outstanding...................  42,847   30,793
                                                              =======  =======
                                                                AT MARCH 31
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
CONSOLIDATED BALANCE SHEET DATA:
Cash and temporary investments...............................   3,629      353
Working capital..............................................   1,857    1,058
Total assets.................................................  12,809   12,221
Stockholders' equity.........................................   1,696    5,866

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DNAP

GENERAL

  DNAP is an agribusiness biotechnology company focused on the development and marketing of premium, fresh and processed, branded fruits and vegetables developed through advanced breeding, genetic engineering and other biotechniques.

  Although DNAP reduced its losses from continuing operations from $24.4 million in 1994 to $14.0 million in 1995, its capital resources and liquidity situation continued to worsen. During 1995, these losses and DNAP's continuing operations were funded by the proceeds from the private placement of an aggregate of 8,969,725 shares of DNAP Common Stock, 1,500 shares of preferred stock of DNAP and warrants to purchase 4,070,182 shares of DNAP Common Stock. In the view of DNAP's management, its capital resources at year end of $1.7 million in cash and temporary investments were inadequate to fund existing operations during 1996 without significant new capital or major restructuring.

  To this end, in January 1996, DNAP entered into the Merger Agreement and the Loan Agreement pursuant to which DNAP received a loan of $5 million on January 26, 1996 and an additional loan of $5 million on July 1, 1996.

  In November 1995, DNAP issued 1,557,377 shares of DNAP Common Stock in exchange for 1,364,118 shares of common stock of UAC, which represents approximately 13% of the outstanding shares of UAC. UAC is an agribusiness biotechnology company focused on the improvement of strawberries, raspberries and grapes.

RESULTS OF OPERATIONS

 Three Months ended March 31, 1996 Compared to Three Months ended March 31,
1995

  For the three months ended March 31, 1996, DNAP's loss increased to $2.6 million from $2.1 million in the 1995 period, primarily as a result of $.6 million in expenses related to the pending Merger.

  For the three months ended March 31, 1996, produce sales increased fourteen percent to $3.5 million from $3.1 in 1995. This $.4 million increase was a result of increased volume and higher sales prices for carrots and cherry tomatoes.

  Revenues from product development agreements increased slightly to $.5 million in 1996 from $.3 million in 1994, principally due to new product development contracts entered into during the last six months of fiscal 1995.

  Investment and royalty income decreased to $.3 million in 1996 from $1.5 million in 1995, principally as a result of the recording in 1995 of $1.1 million of net revenue from the sale of a subsidiary of DNAP, Frost Technology, and recognizing revenue for cash received on an option to purchase certain licensed technology.

  Cost of produce sales remained unchanged at $3.6 million even though produce sales increased fourteen percent, largely because of enhanced margins due to higher prices.

  Research and product development expenses decreased eighteen percent to $1.3 million in 1996 from $1.6 million in 1995, primarily due to DNAP's efforts to conserve its cash resources by focusing exclusively on fruit and vegetable programs.

  Selling, general and administrative expenses increased to $2.0 million in 1996 from $1.4 million in 1995 as a result of $.6 million in expenses related to the pending Merger.

  The decrease in assets held for sale to $.1 million at March 31, 1996 from $1.0 million at December 31, 1995 is primarily due to the sale of DNAP's New Jersey facility during the first quarter. Net proceeds from the sale were remitted to Du Pont during the second quarter of 1996.

  The decrease in accounts payable to $.7 million at March 31, 1996 from $1.4 million at December 31, 1995 is a result of the timing of payments to vendors by DNAP and the availability of cash resources as a result of the issuance of a note payable in the amount of $5 million. Dividends payable increased by $.8 million, the amount of preferred dividends declared, but not paid during the first quarter.

 Year ended December 31, 1995 Compared to Year Ended December 31, 1994

  For the year ended December 31, 1995, DNAP's loss from continuing operations decreased to $14.0 million from $24.4 million for the prior year. Included in the $14.0 million loss in 1995 was a non-recurring charge of $1.6 million for costs associated with the shutdown of the carrot processing plant and $.8 million of costs incurred as a result of the announced Merger (see Note 21 to DNAP's Consolidated Financial Statements). The 1995 loss represented a decrease from the loss incurred in 1994 partially as a result of the decrease in the gross margin loss due to a change in DNAP's sales mix from carrots to the higher margin tomatoes. Included in 1994 results was a $3.2 million non-recurring charge for costs associated with the shutdown of the carrot processing plant and the cello carrot product line and $2.0 million in consolidation and relocation costs.

  For the year ended December 31, 1995, produce sales decreased 20% to $10.1 million from $12.7 million in 1994. This $2.6 million decrease in revenues was a result of DNAP exiting the processing of its own carrots in the fourth quarter of 1994 which resulted in substantially lower sales of carrots in 1995 as compared to 1994, partially offset by substantially higher tomato sales in 1995 due to expansion into new and existing geographic areas. In addition, the 1994 results include $1.4 million of revenues associated with a marketing joint venture that was dissolved in the fourth quarter of 1994.

  Revenues from product development agreements decreased 19% to $1.7 million in 1995 from $2.1 million in 1994, principally due to fewer government grants.

  Investment and royalty income increased to $2.6 million in 1995 from $1.5 million in 1994 as a result of recording $1.1 million of net revenue from the sale of Frost Technology Corporation, a wholly-owned subsidiary, and recognizing revenue on an option to purchase licensed technology.

  Cost of produce sales decreased 30% to $15.3 million in 1995 from $21.9 million in 1994. This decrease was primarily a result of DNAP discontinuing the processing of its own carrots in the fourth quarter of 1994 and the change in its product mix toward the higher margin tomato product. In addition, the 1994 cost of produce sales included $1.3 million associated with the marketing joint venture dissolved in the fourth quarter of 1994.

  Research and product development expenses decreased to $5.9 million in 1995 from $6.8 million in 1994, primarily due to DNAP's decision to further sharpen the focus of its research efforts and concentrate those efforts principally in the area of fruits and vegetables.

  Selling, general and administrative expenses decreased to $5.8 million from $7.0 million. This decrease was due to DNAP's effort to consolidate its operations, eliminate duplication of administrative staff and facilities, and focus its marketing efforts on tomatoes.

  Inventory and fixed assets decreased from $1.2 million and $4.6 million, respectively, at December 31, 1994 to $.4 million and $2.3 million, respectively, at December 31, 1995 primarily as a result of DNAP discontinuing the processing of its own carrots and the corresponding write-down of these assets.

  The decrease in accrued restructuring and consolidation costs from $2.1 million at December 31, 1994 to $.1 million at December 31, 1995 consisted of $.7 million related to the write-down of inventory and fixed assets discussed above, $1.0 million related to the payment of employee termination costs, and $.3 million related to payment of lease termination costs. The remaining balance at December 31, 1995 in accrued restructuring and consolidation costs relates to employee termination costs resulting from the severance of employees during the fourth quarter of 1995.

  The increase in the non-marketable equity investment to $1.9 million at December 31, 1995 is a result of DNAP's exchange of shares of DNAP Common Stock for shares of common stock in UAC. See Note 15 of DNAP's Consolidated Financial Statements.

  The impact of inflation on revenues and results of operations has not been significant.

 Year ended December 31, 1994 Compared to Year Ended December 31, 1993

  For the year ended December 31, 1994, DNAP's loss from continuing operations decreased to $24.4 million from $31.4 million for the prior year. Included in the $24.4 million loss in 1994 was a non-recurring charge of $3.2 million for costs associated with the shutdown of the carrot processing plant and the cello carrot product line, a non-recurring charge of $2.0 million related to DNAP's relocation of its headquarters to California and 100% of the losses of FreshWorld as compared to 50% in 1993, reflecting DNAP's increased ownership in FreshWorld, effective December 31, 1993. The 1994 loss also reflects an increased gross margin loss due to a higher level of produce sales. Included in 1993 results was a $15.2 million non-recurring charge for purchased in-process research and product development relating to DNAP's acquisition of Du Pont's 50% interest in FreshWorld.

  For the year ended December 31, 1994, produce sales nearly doubled to $12.7 million as compared to the combined DNAP and FreshWorld produce sales of $6.4 million in 1993. In 1993, FreshWorld's $5.1 million of produce sales were accounted for under the equity method and accordingly were not reflected in DNAP's consolidated statement of operations. The $6.3 million increase in produce revenues is a result of increased sales of tomatoes and carrots in existing and new geographic areas, the addition of new products, including carrot bites, which were only produced in small quantities and sold through test markets beginning in the third quarter of 1993, and $1.4 million of revenues from the partnership established with Fresh Choice which was terminated in the fourth quarter of 1994 (see Note 2 to DNAP's Consolidated Financial Statements).

  Revenues from product development agreements decreased to $2.1 million in 1994 from $5.8 million in 1993 principally because in 1994 the operating results of FreshWorld were fully consolidated with those of DNAP's and all intercompany transactions were eliminated. In 1993 FreshWorld results were accounted for using the equity method, therefore DNAP's 1993 revenues from product development agreements included $3.2 million from FreshWorld.

  Investment and royalty income decreased to $1.5 million in 1994 from $1.9 million in 1993 as a result of lower invested funds and lower effective yields on invested funds.

  Cost of produce sales increased 45% to $21.9 million in 1994, from combined DNAP and FreshWorld cost of produce sales of $15.1 million in 1993. In 1993, the $13.5 million of FreshWorld's cost of produce sales were accounted for under the equity method and accordingly were not reflected in DNAP's operating expenses in the consolidated statement of operations. The $6.8 million increase reflected growing, harvesting and other costs relating to a higher volume of production and $1.3 million of costs related to the Fresh Choice partnership revenues.

  Research and product development expenses decreased to $6.8 million in 1994 from $12.0 million in 1993, primarily due to DNAP's decision to concentrate its efforts principally in the area of fruits and vegetables.

  Selling, general and administrative expenses increased to $7.0 million from $2.6 million principally due to the consolidation in 1994 of FreshWorld's operating results with those of DNAP. However, these expenses actually decreased approximately $1.0 million compared to the combined 1993 pro forma results of DNAP and FreshWorld.

  The impact of inflation on revenues and results of operations has not been significant.

LIQUIDITY AND CAPITAL RESOURCES

  During the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, DNAP's cash used in operating activities was $3.8 million, $2.6 million, $11.9 million, $25.6 million and $9.0 million, respectively. The increase in cash used in operations for 1994 was a result of the increased cash required to fund the FreshWorld operations, primarily in the carrot processing operations. Prior to 1994, FreshWorld was a joint venture and 1993 investing activities includes a use of cash in the amount of $8.1 million related to DNAP's funding of its portion of the FreshWorld joint venture losses. At the end of 1994, DNAP exited its carrot processing operations resulting in a decrease in the use of cash in operating activities in the periods subsequent to 1994. For 1995 and the three months ended March 31, 1996, cash was used in operations primarily to fund DNAP's produce sales efforts and to fund research and development activities.

  At March 31, 1996, DNAP had $3.6 million in cash and cash equivalents, a $1.9 million net increase from $1.7 million at December 31, 1995. This increase was primarily the net result of proceeds from the issuance of a note payable of $5.0 million and the sale of assets held for sale for $.7 million offset by the funding of operating activities of $3.8 million. The $.7 million in proceeds from the sale of assets was used to satisfy a payable to Du Pont in April, 1996 arising out of DNAP's acquisition of Du Pont's interest in FreshWorld.

  At December 31, 1995, DNAP had $1.7 million in cash and temporary investments, a $2.8 million net decrease from $4.5 million at December 31, 1994. This decrease was primarily the net result of $10.8 million in net proceeds received from the sale of common and preferred stock discussed below offset by the funding of operating activities of $12.0 million and the payment of $2.3 million of dividends on the DNAP Convertible Exchangeable Preferred Stock. At December 31, 1995, working capital was $.3 million and stockholders' equity was $5.0 million.

  During 1995, DNAP received cash proceeds of $1.3 million from the sale of Frost Technology Corporation, a wholly-owned subsidiary. The assets of this subsidiary consisted primarily of technology rights.

  Historically, DNAP has financed its operations primarily through the public and private offering of common and preferred stock and, to a lesser extent, from payments related to research and development arrangements, royalty agreements, and investment earnings. During 1995, DNAP privately placed an aggregate of 8,969,725 shares of DNAP Common Stock and warrants to purchase 4,070,182 shares of DNAP Common Stock and received net proceeds, after commissions and expenses, of $9.5 million (see Note 12 to DNAP's Consolidated Financial Statements). In addition, DNAP privately placed 750 shares of Convertible Series B and 750 shares of Convertible Series C preferred stock and received net proceeds, after commission and expenses, of $1.3 million. These preferred shares were converted into DNAP Common Stock during the third quarter (see Note 13 to DNAP's Consolidated Financial Statements).

  Net proceeds from DNAP's stock offerings have primarily been used to purchase temporary investments with maturities that approximate management of DNAP's anticipated cash flow requirements. Investing activities of DNAP consist primarily of the purchases and sales/maturities of these temporary investments and have generally decreased as available proceeds from DNAP's stock offerings has decreased.

  At December 31, 1995, DNAP had commitments of $192,000 for grower fees related to the future harvest of crops.

  In October 1995, DNAP entered into an agreement to lease to a third party certain carrot processing equipment with a net book value of $1.7 million in return for the payment to DNAP of $15,935 per month for sixty months. Concurrent with the leasing of the equipment, DNAP terminated its carrot processing facility lease and agreed to make payments totaling $945,000 consisting of a termination penalty under the terms of the lease agreement, monthly lease payments through December 1995 and the cost to restore the facility to its prelease condition (see Note 5 to DNAP's Consolidated Financial Statements).

  Subsequent to December 31, 1995, DNAP received $5 million in January 1996 and an additional $5 million in July 1996 from Bionova in connection with the Merger Agreement and the Loan Agreement. See "The Merger and Related Transactions" and "The Merger Agreement and Related Agreements."

  Based on its current business plans including consummation of the Merger, DNAP believes that its current cash resources, including the $5 million received from Bionova in January 1996, and the $5 million received on July 1, 1996, its revenues from prospective and existing research, product development and licensing arrangements, revenues from produce sales, accompanied by projected improvements in the gross margin on such produce sales and reduction of fixed overhead and administrative costs will be sufficient to fund its cash requirements into 1997, although there can be no assurance with respect thereto.

  Notwithstanding the foregoing, if the holders of DNAP Common Stock do not adopt the Merger Agreement by the requisite vote required under applicable Delaware law, based upon the historical cash needs of DNAP it will be necessary for DNAP to raise new capital, to seek a new business combination transaction with a third party or to consider other available strategic alternatives in early 1997 if not sooner. Because of the anticipated financial condition of DNAP following its use of the $10 million provided by Bionova under the Loan Agreement, there can be no assurance that DNAP would be successful in its pursuit of new capital or a new business combination transaction with a third party. As a result, it then would be necessary for DNAP to consider other strategic alternatives, which could have a material adverse effect on the continuing investment of DNAP's stockholders therein. See "Risk Factors--Risks Relating to Rejection of the Merger; DNAP's Lack of Liquidity; Possible Delisting of DNAP's Shares; Possible Loss of DNAP's Patent Rights."

 Preliminary Second Quarter Results

  Based on preliminary figures, for the three month period ended June 30, 1996, DNAP's total revenues increased 10% to $4.0 million from $3.6 million from the three month period ended June 30, 1995. Net loss applicable to common stockholders was $3.4 million for the three month period ended June 30, 1996 as compared to $4.8 million for the same period in 1995. The decrease in the net loss applicable to common stockholders is primarily due to a decrease in cost of produce sales of $1.6 million as a result of a shift from higher risk equity growing to lower risk marketing arrangements, and a decrease in research and development expense of $.3 million. Offsetting these factors was an increase in administrative expenses of $.9 million principally consisting of severance of $.3 million, primarily for the Company's Chief Operating Officer, $.2 million of expenses relating to the pending Merger, and interest expense of $.1 million relating to the note payable to Bionova.

                         UNAUDITED PRO FORMA CONDENSED
                   COMBINED FINANCIAL INFORMATION OF BIONOVA

  Set forth below are certain unaudited pro forma condensed combined financial statements of Bionova presenting the pro forma effects of the Merger, assuming that such transaction occurred on the date of the balance sheet and at the beginning of the year for which results of operations are presented. The Merger will be accounted for as an acquisition of DNAP by Bionova using the purchase method of accounting. The pro forma information is derived from and should be read in conjunction with the financial statements of DNAP and Bionova included elsewhere herein. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved if the transactions included in the pro forma adjustments had been consummated in accordance with the assumptions set forth below, nor is it necessarily indicative of future operating results or financial position. The pro forma financial statements are based on preliminary estimates of value and transaction costs. The actual recording of the Merger and related transactions will be based on final appraisals, values and transaction costs. Accordingly, the actual recording of the Merger and related transactions can be expected to differ from these pro forma financial statements.

             [The remainder of this page left blank intentionally]

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                      AS OF MARCH 31, 1996 (IN THOUSANDS)

                                    HISTORICAL
                          --------------------------------
                          DNA PLANT     BIONOVA    BIONOVA  PRO FORMA        PRO FORMA
                          TECHNOLOGY  SUBSIDIARIES  U.S.   ADJUSTMENTS       COMBINED
                          ----------  ------------ ------- -----------       ---------
         ASSETS
Current assets:
  Cash and cash
   equivalents..........  $   3,629     $  3,328   $   25   $  13,000 (b)    $ 19,982
  Accounts and notes
   receivable, net......      2,191       40,277      137        (137)(c)      42,468
  Inventories...........        287       10,829                               11,116
  Assets held for sale..        412                                               412
  Prepaids and other....        120          107                                  227
                          ---------     --------   ------   ---------        --------
    Total current
     assets.............      6,639       54,541      162      12,863          74,205
Note receivable.........                            5,000      (5,000)(b)
Property, plant and
 equipment, net.........      2,252       25,903                               28,155
Patents and trademarks
 and other assets, net..        500                            14,200(a)       14,700
Investment in other
 companies..............      1,946                                             1,946
Goodwill................      1,472        9,184                4,331(a)       14,987
Other assets............                   3,752                                3,752
                          ---------     --------   ------   ---------        --------
    Total assets........  $  12,809     $ 93,380   $5,162   $  26,394        $137,745
                          =========     ========   ======   =========        ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Bank loans and other
   notes payable........  $             $ 32,571   $5,000   $  (5,000)(b)    $ 32,571
  Accounts payable and
   accrued liabilities..      2,308        4,096      137       1,577 (a)(c)    8,118
  Payable to growers....                  18,993                               18,993
  Dividend payable......      1,553                            (1,553)(a)
  Current portion of
   long-term debt.......        209          575                                  784
  Amount payable to Du
   Pont.................        712                                               712
                          ---------     --------   ------   ---------        --------
    Total current
     liabilities........      4,782       56,235    5,137      (4,976)         61,178
Deferred taxes..........                   2,399                                2,399
Deferred revenue and
 compensation...........        677                                               677
Long-term debt and
 payables...............      5,654       10,618               (5,000)(b)      11,272
                          ---------     --------   ------   ---------        --------
    Total liabilities...     11,113       69,252    5,137      (9,976)         75,526
                          ---------     --------   ------   ---------        --------
Minority interest.......                   8,907                                8,907
                          ---------     --------   ------   ---------        --------
Stockholders' equity:
  Preferred stock.......         14                               (14)(a)         --
  Common stock..........        429                    25        (270)(a)         184
  Additional paid-in
   capital..............    159,698       27,848             (108,791)(a)(b)   78,755
  Deficit...............   (158,445)     (12,398)             145,445 (a)     (25,398)
  Cumulative translation
   adjustment...........                    (229)                                (229)
                          ---------     --------   ------   ---------        --------
    Total stockholders'
     equity.............      1,696       15,221       25      36,370          53,312
                          ---------     --------   ------   ---------        --------
    Total liabilities
     and stockholders'
     equity.............  $  12,809     $ 93,380   $5,162   $  26,394        $137,745
                          =========     ========   ======   =========        ========
  Common shares
   outstanding..........     42,829           **       25                      18,371*

- --------
 * Includes common shares to be distributed upon consummation of the Merger. See note (d).
** Common share information for the Bionova Subsidiaries is not presented because the information is not meaningful.

 See notes accompanying these unaudited pro forma condensed combined financial statements.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
    FOR YEAR ENDED DECEMBER 31, 1995 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                    HISTORICAL
                              -----------------------
                              DNA PLANT    BIONOVA     PRO FORMA    PRO FORMA
                              TECHNOLOGY SUBSIDIARIES ADJUSTMENTS   COMBINED
                              ---------- ------------ -----------   ---------
Revenues:
  Produce sales..............  $ 10,074    $191,711     $           $201,785
  Other......................     4,275       5,875      2,500 (1)    12,650
                               --------    --------     ------      --------
    Total revenues...........    14,349     197,586      2,500       214,435
                               --------    --------     ------      --------
Operating expenses:
  Cost of produce sales......    15,284     162,290                  177,574
  Research and product devel-
   opment....................     5,880                  1,250 (1)     7,130
  Selling, general and admin-
   istrative.................     5,753      29,183       (800)(2)    34,136
  Other......................     1,717         538      1,515 (3)     3,770
                               --------    --------     ------      --------
    Total operating ex-
     penses..................    28,634     192,011      1,965       222,610
                               --------    --------     ------      --------
Income (loss) from opera-
 tions.......................   (14,285)      5,575        535        (8,175)
                               --------    --------     ------      --------
Interest, net................                (4,940)                  (4,940)
Foreign exchange loss........                (4,748)                  (4,748)
Gains on sales of assets.....       239                                  239
                               --------    --------     ------      --------
                                    239      (9,688)                  (9,449)
                               --------    --------     ------      --------
Income (loss) before income
 tax.........................   (14,046)     (4,113)       535       (17,624)
Income taxes.................                (2,320)          (4)     (2,320)
                               --------    --------     ------      --------
Loss before minority inter-
 est.........................   (14,046)     (6,433)       535       (19,944)
Minority interests...........                 3,049                    3,049
                               --------    --------     ------      --------
Net income (loss)............   (14,046)     (3,384)       535       (16,895)
Preferred stock dividends....    (2,343)                 2,343 (5)
                               --------    --------     ------      --------
Net income (loss) applicable
 to common stockholders......  $(16,389)   $ (3,384)    $2,878      $(16,895)
                               ========    ========     ======      ========
Average common shares out-
 standing....................    34,823          **                   18,371 *
Net income (loss) per common
 share.......................  $   (.47)                            $   (.92)

- --------
*Includes common shares to be distributed upon consummation of the Merger. See note (d).
** Comparative per share data for the Bionova Subsidiaries is not presented because the information is not meaningful.

 See notes accompanying these unaudited pro forma condensed combined financial statements.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
 FOR THREE MONTHS ENDED MARCH 31, 1996 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                   HISTORICAL
                         -------------------------------
                         DNA PLANT    BIONOVA    BIONOVA  PRO FORMA    PRO FORMA
                         TECHNOLOGY SUBSIDIARIES  U.S.   ADJUSTMENTS   COMBINED
                         ---------- ------------ ------- -----------   ---------
Revenues:
  Produce sales.........  $ 3,509     $51,027                           $54,536
  Other.................      749         332     $ 50     $  625 (1)     1,756
                          -------     -------     ----     ------       -------
    Total revenues......    4,258      51,359       50        625        56,292
Operating expenses:
  Cost of produce
   sales................    3,614      40,622                            44,236
  Research and product
   development..........    1,344                             312 (1)     1,656
  Selling, general and
   administrative.......    2,011       6,903                (563)(2)     8,351
  Other.................                  135       50        379 (3)       564
                          -------     -------     ----     ------       -------
    Total operating
     expenses...........    6,969      47,660       50        128        54,807
                          -------     -------     ----     ------       -------
Income (loss) from
 operations.............   (2,711)      3,699      --         497         1,485
                          -------     -------     ----     ------       -------
Interest, net...........               (1,148)                           (1,148)
Foreign exchange loss...               (1,268)                           (1,268)
Gains on sales of
 assets.................       64                                            64
                          -------     -------     ----     ------       -------
                               64      (2,416)     --                    (2,352)
                          -------     -------     ----     ------       -------
Income (loss) before
 income tax.............   (2,647)      1,283      --         497          (867)
Income taxes............               (1,093)     --             (4)    (1,093)
                          -------     -------     ----     ------       -------
Income (loss) before
 minority interest......   (2,647)        190      --         497        (1,960)
Minority interests......                 (154)     --                      (154)
                          -------     -------     ----     ------       -------
Net income (loss).......   (2,647)         36                 497        (2,114)
Preferred stock
 dividends..............     (776)                            776 (5)
                          -------     -------     ----     ------       -------
Net income (loss)
 applicable to common
 stockholders...........  $(3,423)    $    36     $--      $1,273       $(2,114)
                          =======     =======     ====     ======       =======
Average common shares
 outstanding............   42,847          **       25                   18,371*
Net income (loss) per
 common share...........  $  (.08)                                      $  (.12)

- --------
*Includes common shares to be distributed upon consummation of the Merger. See note (d).
** Comparative per share data for the Bionova Subsidiaries is not presented because the information is not meaningful.

 See notes accompanying these unaudited pro forma condensed combined financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
       FOR YEAR ENDED DECEMBER 31, 1995 AND QUARTER ENDED MARCH 31, 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

BALANCE SHEET ADJUSTMENTS

  (a) Merger transaction:

    Adjustment to reflect the elimination of DNAP stockholders' equity, to reflect the issuance in the Merger of Bionova Common Stock having a value (as determined below) of $28,566, and to record the purchase price of the Merger.

    The value of the shares of Bionova Common Stock to be issued in the Merger was determined based on the number of shares of DNAP Common Stock and DNAP Convertible Exchangeable Preferred Stock outstanding at June 30, 1996 times their respective closing prices on July 29, 1996.

                                             ESTIMATED
                                            OUTSTANDING   CLOSING
                                              SHARES    SHARE PRICE  VALUE AT
                                             JUNE 30,    JULY 29,    JULY 29,
                                               1996        1996        1996
                                            ----------- ----------- -----------
                                            (THOUSANDS)             (THOUSANDS)
   DNAP Common stock (*)..................    45,676      $ .531      $24,254
   DNAP Convertible Exchangeable Preferred
    Stock.................................     1,380       3.125        4,312
                                                                      -------
                                                                       28,566
   Plus: Costs incurred by ELM associated
    with the merger.......................                              5,000
                                                                      -------
   Total purchase price...................                            $33,566
                                                                      =======

  --------
  * Includes 2,750 shares issued upon conversion of the DNAP Series A Preferred Stock and 43 shares issued to DNAP's 401K plan during the second quarter 1996.

    The purchase price has been allocated to the following items based on a valuation of the intangibles by an independent appraiser.

                                                                AS OF MARCH 31,
                                                                     1996
                                                                ---------------
   Patents and trademarks......................................     $14,700
   Research and development....................................      13,000**
   Goodwill....................................................       5,803
   Net assets of DNAP at historical value ($1,696) net of
    goodwill ($1,472) and preferred stock dividend payable
    ($1,553)...................................................       1,777
   DNAP estimated Merger costs ($3,077 less $1,363 paid prior
    to March 31, 1996).........................................      (1,714)
                                                                    -------
                                                                    $33,566
                                                                    =======

  --------
  ** Research and development costs of $13,000 were charged off to deficit at March 31, 1996.

  (b) Capital contributions:

    Adjustment to reflect ELM's contribution of capital of $23,000 from conversion of the $5,000 loan to capital, of an additional $13,000 capital contribution before or at closing, and of $5,000 for ELM payment of Bionova Subsidiaries merger and other transaction costs.

  (c) Intercompany elimination:

    Elimination of intercompany receivable and payable on loan.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
       FOR YEAR ENDED DECEMBER 31, 1995 AND QUARTER ENDED MARCH 31, 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  (d) Pro forma common shares outstanding

                                                      COMMON PREFERRED
                                                      STOCK    STOCK   TOTAL
                                                      ------ --------- ------
   Number of DNAP shares outstanding at March 31,
    1996............................................. 42,883   1,380
   Estimated shares required for DNAP's 401K Plan....     43
   Conversion of Series A Preferred Stock............  2,750
                                                      ------  ------
                                                      45,676   1,380
   Exchange ratios................................... .10000  .68375
                                                      ------  ------
   Common Shares to be issued to DNAP stockholders...  4,568     944    5,512
                                                      ------  ------
   Common shares to be issued to Bionova
    International....................................                  12,859
                                                                       ------
   Pro forma common shares outstanding...............                  18,371
                                                                       ======

  On July 1, 1996, Bionova Mexico contributed cash and its shares of the Bionova Subsidiaries to Bionova for 271 shares of Bionova Common Stock. On August 1 and 2, 1996 Bionova Mexico contributed to Bionova cash and the note from Bionova for 53 shares of Bionova Common Stock. On August 5, 1996 Bionova Mexico contributed its 349 shares of Bionova Common Stock to Bionova International. Upon consummation of the Merger, Bionova will issue an additional 12,510 shares of Bionova Common Stock to Bionova International.

INCOME STATEMENT ADJUSTMENTS

  (1) Long Term Funded Research Agreement:

    Adjustment to reflect $2,500 of revenue and $1,250 of expenses associated with the Long Term Funded Research Agreement under which a minimum revenue of $625 is due each quarter. Estimated expenses are based on management's estimates of the incremental headcount and associated expenses which would be incurred in conducting the research under the terms of this agreement.

  (2) Non-recurring Merger costs:

    Adjustment to eliminate $800 of DNAP non-recurring expenses associated with the Merger incurred during 1995 and $563 during the three months ended March 31, 1996.

  (3) Amortization of goodwill and patents and trademarks:

    Adjustment to reflect the amortization of DNAP's patents and trademarks over the estimated average remaining life of the patents of 12 years ($1,225) and goodwill of 20 years ($290).

  (4) Tax effect of pro forma adjustment:

    Due to pro forma losses during the year ended December 31, 1995 and the three months ended March 31, 1996, no tax effect of pro forma adjustments is required.

  (5) Preferred stock dividends:

    Adjustment to eliminate dividends on the DNAP Convertible Exchangeable Preferred Stock which will not be paid after the Merger.

  (6) Non-recurring items:

    Pro forma income data does not include the write-off of research and development costs of $13,000 (see (a) above) which will be written off immediately following the consummation of the Merger and does not include additional Merger transaction costs of $1,714 to be incurred by DNAP. Also, the pro forma income data does not include the severance expense of $312 recognized in DNAP's premerger financial statements at the date of the Chief Operating Officer's resignation.

                                    BIONOVA

CORPORATE ORGANIZATION

  Bionova was formed on January 12, 1996, as Bionova U.S. Inc., a Delaware corporation. On the same day, Merger Sub was formed as a wholly-owned subsidiary of Bionova. At or prior to the Closing Date, Bionova's corporate name will be changed to DNAP Holding Corporation. Pursuant to the Merger, the stockholders of DNAP will receive shares of Bionova Common Stock in exchange for their shares of DNAP Stock. As of August 9, 1996, 348,722 shares of Bionova Common Stock were issued and outstanding. Bionova expects that, immediately after the Closing Date, there will be outstanding approximately 18,370,640 shares of Bionova Common Stock and warrants and options to purchase 934,229 shares of Bionova Common Stock. Bionova has filed with the Commission a Registration Statement under the Securities Act with respect to the Bionova Common Stock to be issued in connection with the Merger to the holders of DNAP Stock. It is a condition to the Merger that (i) the Registration Statement is declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement be in effect and no proceedings for such purpose be pending before or threatened by the Commission and (ii) the shares of Bionova Common Stock to be issued in connection with the Merger be authorized for quotation on the Nasdaq National Market, subject to notice of such issuance.

DESCRIPTION OF CAPITAL STOCK

  Bionova is authorized to issue up to 250 million shares of common stock, $0.01 par value per share. Holders of Bionova Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Bionova Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Bionova Board out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Bionova, the holders of Bionova Common Stock are entitled to receive ratably the net assets of Bionova available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The rights, preferences and privileges of holders of Bionova Common Stock are subject to any series of preferred stock which Bionova may designate and issue in the future.

  The Bionova Board is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 5 million shares of preferred stock, $0.01 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Bionova Board. The rights of the holders of Bionova Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Bionova has no present plans to issue any shares of preferred stock.

  Bionova intends to amend its Certificate of Incorporation prior to the Effective Time to reduce the number of its authorized shares of common stock to 25 million and preferred stock to 5,000.

                                 COMPARISON OF
                   CERTIFICATES OF INCORPORATION AND BYLAWS

GENERAL

  If the Merger is consummated, stockholders of DNAP will become holders of Bionova Common Stock, which will result in their rights as stockholders being governed by the Certificate of Incorporation and Bylaws of Bionova. It is not practical to describe all the differences between the Certificate of Incorporation and Bylaws of DNAP and the Certificate of Incorporation and Bylaws of Bionova. The following is a summary of certain differences which may affect the rights of stockholders of DNAP. This summary is qualified in its entirety by reference to the full text of such documents.

AUTHORIZED CAPITAL STOCK

  DNAP. The authorized capital stock of DNAP consists of 60 million shares of DNAP Common Stock and 5 million shares of preferred stock, par value $.01 per share, of which 1,380,000 shares have been designated as DNAP Convertible Exchangeable Preferred Stock and 2,750 shares have been designated as DNAP Series A Preferred Stock. The Certificate of Incorporation of DNAP does not give the stockholders preemptive rights.

  Bionova. The authorized capital stock of Bionova consists of 250 million shares of Bionova Common Stock and 5 million shares of preferred stock, par value $.01 per share. Bionova intends to amend its Certificate of Incorporation prior to the Effective Time to reduce the number of its authorized shares of common stock to 25 million and preferred stock to 5,000. The Certificate of Incorporation of Bionova does not give the stockholders preemptive rights.

DIRECTORS

  DNAP. The Bylaws of DNAP provide that the number of directors constituting DNAP's entire Board of Directors may be set from time to time by resolution of a majority of the then authorized number of directors. A majority of the total number of directors constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board.

  Bionova. The Bylaws of Bionova provide that the number of directors constituting Bionova's entire Board of Directors may be set from time to time by resolution of a majority of the entire board of directors, provided that the number so fixed may not be less than five. A majority of the total number of directors constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board. Additional provisions regarding the number of directors and their election, the filling of vacancies, and requirements for board approval of certain actions, are contained in the Governance Agreement. See "The Merger Agreement and Related Agreements--The Governance Agreement."

SPECIAL MEETINGS OF STOCKHOLDERS

  DNAP. The Bylaws of DNAP provide that special meetings of stockholders may be called by the President, the Board of Directors or the holders of shares of capital stock entitled to cast not less than 25% of the votes at such meeting.

  Bionova. The Bylaws of Bionova provide that special meetings of stockholders may be called by the Chairman of the Board, the Chief Executive Officer, or a majority of the entire Board of Directors.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

  Under the DGCL, unless a certificate of incorporation provides otherwise, stockholders may take action by written consent without a meeting as to any matter for which stockholder approval is required or which is permitted to be taken based on the approval of stockholders. Action by written consent requires the consent of the holders of a percentage of all the outstanding shares eligible to vote equal to the percentage that would be required for approval by shares present and voting at a meeting. Under both the Certificate of Incorporation of DNAP and the Certificate of Incorporation of Bionova, stockholders are permitted to take action by written consent without a meeting as to any matter for which stockholder approval is required or which is permitted to be taken on the approval of stockholders.

AMENDMENT OF BYLAWS

  Delaware law reserves the power to amend, repeal, or adopt bylaws exclusively to the stockholders, unless the certificate of incorporation also confers such power upon the board of directors. Both the Certificate of Incorporation of DNAP and the Certificate of Incorporation of Bionova confer such powers upon the Board of Directors of such corporations.

LIABILITY OF DIRECTORS AND OFFICERS

  Bionova has included in its Certificate of Incorporation provisions to indemnify its directors and officers to the fullest extent permitted by
Section 145 of the DGCL. Bionova's Certificate of Incorporation also includes provisions to eliminate the personal monetary liability of its directors to Bionova or its stockholders for breaches of fiduciary duty, except as specifically provided under the DGCL. Bionova believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The Certificate of Incorporation of DNAP contains similar provisions.

DELAWARE ANTI-TAKEOVER LAW

  Both DNAP and Bionova are subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder" unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

                          PRINCIPAL STOCKHOLDERS AND
                             MANAGEMENT OF BIONOVA

PRINCIPAL STOCKHOLDERS

  As of the date hereof, Bionova International is the record owner, and ELM, whose address is Edificio Torrealta, Av. Roble 300 Mezzanine, 66265 Garza Garcia, N.L. Mexico, is the beneficial owner, of the outstanding Bionova Common Stock.

  The shares of Bionova Common Stock to be issued to holders of DNAP Stock pursuant to the Merger will constitute 30% of the total shares of Bionova Common Stock issued and outstanding immediately after the Effective Time. The remaining issued and outstanding shares of Bionova will be owned of record by Bionova International and beneficially by ELM.

  As of June 30, 1996, Alfonso Romo Garza, the Chairman of the Board of Directors and Chief Executive Officer of ELM, directly or indirectly controlled approximately 50.3% of the outstanding voting securities of ELM with the power to elect a majority of its directors and to determine the outcome of any action requiring the approval of the holders of such securities.

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of the Effective Time with respect to each person who is expected to then be serving as a director or executive officer of Bionova (including certain executive officers of subsidiaries). Each director is elected to serve until the next annual meeting of stockholders and until his or her successor is elected and qualified. The Governance Agreement contains additional provisions regarding the election and terms of the DNAP Independent Directors. The DNAP Independent Directors are Dr. Laubach, Ms. Berezin, and Mr. Luke. See "The Merger Agreement and Related Agreements--The Governance Agreement." Each executive officer of Bionova is elected to hold office for such term as may be prescribed by the Board of Directors and until his or her successor is elected and qualified.

                                                         AMOUNT AND
                                                         NATURE OF
                                                         BENEFICIAL
                                  BIONOVA OR OTHER      OWNERSHIP OF
                                   OFFICES TO BE          BIONOVA            PRO FORMA
          NAME           AGE            HELD            COMMON STOCK    PERCENT OF CLASS(1)
          ----           ---      ----------------      ------------    -------------------
Bernardo Jimenez........  43 *Chairman of the Board and         0               (4)
                             Director
Carlos Herrera..........  55 Chief Executive Officer            0               (4)
                             and Director
Robert Serenbetz........  52 *Chief Operating Officer      66,693(2)            (4)
                             and Director
Arthur H. Finnel........  45 Treasurer and Chief                0               (4)
                             Financial Officer
Joe A. Rudberg..........  49 Secretary                          0
Evelyn Berezin..........  71 *Director                     10,826(2)(3)         (4)
Dr. Nam-Hai Chua........  52 *Director                          0               (4)
Dr. Peter Davis.........  52 Director                           0               (4)
Francisco Gonzalez......  65 Director                           0               (4)
Erik C. Jurgensen.......  54 Director                           0               (4)
Dr. Gerald Laubach......  70 *Director                      4,300(2)            (4)
Douglas Luke............  54 *Director                      5,200(2)            (4)
Alejandro Rodriguez.....  45 Director                           0               (4)

                  ------------------------------------------

Raul Batiz E. ..........  71 President of IPHC and R.B.         0               (4)
                             Packing Arizona
Guillermo Batiz G. .....  44 President of ABSA                  0               (4)
Raul Batiz G. ..........  46 Chief Operating Officer of         0               (4)
                             ABSA
All directors and
 executive officers of
 Bionova as a group
 (consisting of 16
 persons)...............                                   87,019(5)            (4)

- --------
*  Nominee
(1) Gives pro forma effect to the Merger and to the issuance of Bionova Common Stock in the Merger.
(2) Includes options to purchase shares of Bionova Common Stock that will be assumed at the Closing and will be exercisable at that time as follows:
    Ms. Berezin--4,850 shares; Dr. Laubach--3,950 shares; Mr. Luke--4,850 shares; Mr. Serenbetz--64,200 shares. Does not include options to purchase shares of Bionova Common Stock that will not be exercisable within 60 days of the Closing as follows: Dr. Laubach--400 shares; and Mr. Serenbetz-- 30,300 shares.
(3) Includes 5,127 shares of Bionova Common Stock to be owned jointly by Ms. Berezin and her husband.
(4) Represents less than 1% of the Bionova Common Stock to be outstanding at the Effective Time.
(5) Gives effect to the above footnotes.

  Except as noted in the footnotes above, Bionova believes the beneficial holders listed above have sole voting and investment power regarding the shares shown as being beneficially owned by them.

  Bernardo Jimenez is the Chief Operating Officer of the agrobiotechnology division of ELM. From 1993 to 1996, he served as the head of the Industrial Banking Division at the Vector Group, the Vice President of New Business Development for Pulsar Internacional, S.A. de C.V., and the Chief Financial Officer of ELM. From 1975 to 1993, he held various positions in finance and management at Grupo Industrial Alfa, S.A. de C.V.

  Carlos Herrera has served as the Managing Director (Chief Executive Officer) of Bionova Mexico since 1993. Prior to that time, he served as the Director of Operations of Cigarrera La Moderna, S.A. de C.V., the leading cigarette company in Mexico and a wholly-owned subsidiary of ELM. Mr. Herrera is a director of ELM.

  Robert Serenbetz has been Chairman of DNAP since 1994, Chief Executive Officer of DNAP since 1992, and President of DNAP since 1991. Mr. Serenbetz was Chief Operating Officer of DNAP from 1991 to 1992. From 1989 to 1991, he was Group President of the American Chicle Division of Warner Lambert Company, a manufacturer of pharmaceutical and consumer products.

  Arthur H. Finnel has been a financial planning consultant to ELM and Bionova Mexico since 1995. From 1982-1995 he was an executive with Mars, Incorporated, where he held positions of General Manager and President of its Canadian pet food division and Vice President of Finance of Uncle Ben's, Inc. From 1976-1982 Mr. Finnel was an Associate Director of the Wharton Applied Research Center.

  Joe A. Rudberg is an attorney with Thompson & Knight, P.C., of Dallas, Texas. He has been a shareholder (and, prior to the firm's incorporation, a partner) of the firm since 1978.

  Evelyn Berezin has been a venture capital consultant since 1987 and was President of Greenhouse Management Corporation, the general partner of a venture capital firm, from 1981 until 1987. Ms. Berezin is a director of Standard Microsystems Corporation.

  Dr. Nam-Hai Chua has served since 1988 as the Andrew W. Mellon Professor and Head of the Laboratory of Plant Molecular Biology at the Rockefeller University in New York City. He serves on numerous advisory and editorial boards in the United States and other countries relating to plant biotechnology. He is a director of Delta Pine Land Company.

  Dr. Peter Davis is a member of the Executive Committee of Pulsar Internacional, S.A. de C.V., and a director of Seminis. Dr. Davis was previously a professor at the Wharton School, where he also served as Director of the Wharton Applied Research Center and Director of Executive Education.

  Francisco Gonzalez is the Chief Executive Officer of Seminis. From 1995 to 1996, he served as the Chief Executive Officer of ELM's agrobiotechnology division, and prior to that time served as the Chief Executive Officer of ELM's cigarette division. Mr. Gonzalez is a director of ELM.

  Erik C. Jurgensen has been the Director of Planning and Corporate Development at Pulsar Internacional, S.A. de C.V., since 1994. Pulsar Internacional, S.A. de C.V., is the parent company of ELM. From 1992 to 1994, Mr. Jurgensen was the Chief Executive Officer of Vector Group, a financial services company in Mexico.

  Dr. Gerald D. Laubach was the President of Pfizer, Inc., a pharmaceutical company, from 1972 to 1991.

  Douglas S. Luke has served as President and Chief Executive Officer of WLD Enterprises, Inc., a private investment company, since 1991. He was Managing Director of Rothschild Inc., an investment banking, venture capital, an asset management firm, from 1987 to 1990, and an officer of Rothschild, Inc., and its predecessor from 1979 to 1990. He is a director of Orbital Science Corporation and Regency Realty Corporation.

  Alejandro Rodriguez is the General Director (Chief Operating Officer) of Agroindustrias Moderna, S.A. de C.V., a subsidiary of ELM. For the past five years, Mr. Rodriguez has worked in various positions in the agribusiness division of ELM.

  Raul Batiz E. is the President of IPHC and since 1984 has served as the President of R.B. Packing Arizona.

  Guillermo Batiz G. has served as the President of ABSA since 1993. Prior to that time, he acted for twenty years as head of administration of Agricola Batiz Hermanos, which was engaged in the fresh produce business in Mexico. He is the son of Raul Batiz E.

  Raul Batiz G. has served as the Chief Operating Officer of ABSA since 1993. Prior to that time he acted for twenty years as the head of operations of Agricola Batiz Hermanos, which was engaged in the fresh produce business in Mexico. He is the son of Raul Batiz E.

EXECUTIVE COMPENSATION

  Bionova was incorporated in January 1996. Bionova anticipates that during the fiscal year ending December 31, 1996, its most highly paid executive officers (including each person who, in his capacity as an executive officer of a subsidiary of Bionova, exercises material policy marking functions with respect to Bionova) will be Carlos Herrera, Robert Serenbetz, Raul Batiz E., Guillermo Batiz G. and Raul Batiz G. (the "Named Executive Officers").

  During the fiscal year ended December 31, 1995, the Named Executive Officers other than Mr. Serenbetz (who will not become an employee of Bionova until the Effective Time of the Merger) received total compensation with respect to services performed for Bionova Subsidiaries as follows: Mr. Herrera--cash compensation of $160,000 and no non-cash compensation; Raul Batiz E.--cash compensation of $435,233 and non-cash compensation in the form of an automobile provided for his personal use; Guillermo Batiz G.--cash compensation of $75,000 and non-cash compensation of approximately $10,000; and Raul Batiz G.--cash compensation of $75,000 and non-cash compensation of approximately $10,000.

  The compensation received by Mr. Serenbetz from DNAP during the fiscal year ended December 31, 1995 is set forth in the following table. No stock appreciation rights were granted to Mr. Serenbetz during the last fiscal year and none were held by him at the end of the fiscal year.

                                                                       LONG TERM
                                                                     COMPENSATION
                                     ANNUAL COMPENSATION               AWARDS(1)            OTHER
                              ---------------------------------- --------------------- ---------------
                                                                 RESTRICTED SECURITIES
        NAME AND                BASE              OTHER ANNUAL     STOCK    UNDERLYING    ALL OTHER
   PRINCIPAL POSITION    YEAR SALARY($) BONUS($) COMPENSATION($) AWARDS($)  OPTIONS(#) COMPENSATION(3)
   ------------------    ---- --------- -------- --------------- ---------- ---------- ---------------
Robert Serenbetz........ 1995  225,000      0       23,076(2)     25,000(4)  180,000        4,623
 Chairman, Chief
 Executive Officer, and
 President

- --------
(1) DNAP does not offer named executives a Long Term Incentive Plan.
(2) DNAP paid certain expenses, including tax equalization on nondeductible reimbursements, for the relocation of Mr. Serenbetz from New Jersey to California.
(3) Represents contributions made by DNAP to its 401(k) Retirement and Savings Plan.
(4) Represents the value at date of grant of restricted stock awarded in lieu of cash for the 1995 base salary increase.

  The following table contains information concerning the grant of options under DNAP's 1986 and 1994 Stock Option Plans (the "Stock Option Plans") to Mr. Serenbetz during the year ended December 31, 1995.

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                                                                                  ANNUAL RATE OF
                                           OPTION GRANTS IN LAST FISCAL YEAR                      STOCK PRICE FOR
                                                   INDIVIDUAL GRANTS                              OPTION TERM(2)
                         --------------------------------------------------------------------- ---------------------
                         NUMBER OF SECURITIES  % OF TOTAL OPTIONS  EXERCISE OR
                          UNDERLYING OPTIONS  GRANTED TO EMPLOYEES BASE PRICE
                            GRANTED(#)(1)        IN FISCAL YEAR     ($/SHARE)  EXPIRATION DATE     5%        10%
                         -------------------- -------------------- ----------- --------------- ---------- ----------
Robert Serenbetz........       180,000                21.5%          2.4688        3/28/05        279,500    708,200

- --------
(1) Options granted become exercisable one year after vesting. Vesting will occur in two equal installments upon achievement for 90 calendar days of an average share price of the DNAP Common Stock of $7.00 for the first installment and $9.00 for the second installment. If vesting does not occur as described above, then 100% vesting will occur on March 28, 2000. All options were granted at the fair market value of the DNAP Common Stock as provided in the Stock Option Plans and generally expire upon the earlier of 10 years from the date of grant or the date of termination of employment.
(2) Potential realizable value is based on the assumption that the DNAP Common Stock appreciates at the annual rate shown (compounded annually) from the date of the grant until the end of the ten-year option term.

  The following table summarizes options exercised during 1995 and presents the value of unexercised options held by Mr. Serenbetz at December 31, 1995.

                                                         NUMBER OF                 VALUE OF
                                                   SECURITIES UNDERLYING      UNEXERCISED IN-THE-
                                                  UNEXERCISED OPTIONS AT    MONEY OPTIONS AT FISCAL
                           SHARES                   FISCAL YEAR END(#)          YEAR END($)(2)
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
                         EXERCISE(1) REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                         ----------- ----------- ----------- ------------- ----------- -------------
Robert Serenbetz........       0           0       599,000      346,000          0            0

- --------
(1) Mr. Serenbetz did not exercise options during 1995.
(2) Based upon the closing market price of the DNAP Common Stock on December 31, 1995 and the exercise price per share of options awarded to Mr. Serenbetz, Mr. Serenbetz did not hold any "in-the-money" options at December 31, 1995.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  ABSA, a subsidiary of Bionova, has entered into a contractual arrangement with CABH pursuant to which CABH provides services to ABSA and ABSA pays a fee to CABH based on CABH's costs incurred in connection with providing such services. See "Business of Bionova--Employees." Both Raul Batiz G. and Guillermo Batiz G. own in excess of 10% of CABH and are deemed, by virtue of their positions with ABSA, to be executive officers of Bionova. In 1995, ABSA paid a total of approximately $8,381,000 to CABH under this arrangement.

  Pursuant to the Merger Agreement, DNAP and ELM agreed that on the Closing Date they would enter into the Long Term Funded Research Agreement, pursuant to which they will use their best efforts to agree on research projects to be conducted by DNAP for ELM or its affiliates which will result in payments to DNAP of $30 million over a 10 year period, with minimum funding (subject to carryforwards) of $9 million in any 3 year period. Unless otherwise agreed by the parties, payments of at least $625,000 in respect of ELM's obligation to fund research projects are to be paid to DNAP at the beginning of each calendar quarter during the term of the Long Term Funded Research Agreement. See "The Merger Agreement and Related Agreements--The Long Term Funded Research Agreement."

  Bionova has entered into an Administrative Services Agreement with certain of its affiliates pursuant to which such affiliates will provide services to Bionova and the Bionova Subsidiaries, who will pay a fee based on the costs of providing such services, including salary, benefit and overhead expenses related to approximately 8 people. Annual payments under this agreement are expected to be $1.2 million.

  Pedro Batiz G. is the Vice President of Marketing of R.B. Packing Arizona. In 1995, his total compensation was approximately $280,000. He is the son of Raul Batiz E.

  Rodolfo Batiz G. is a Senior Salesman at R.B. Packing Arizona. In 1995 his total compensation was approximately $83,000. He is the son of Raul Batiz E.

  Joe A. Rudberg, the Secretary of Bionova, is a shareholder in the law firm of Thompson & Knight, P.C. Thompson & Knight, P.C. provides legal services to Bionova and several of its affiliates.

                                    EXPERTS

  The financial statements and schedule of DNAP as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 included in this Proxy Statement/Prospectus, and elsewhere in the Registration Statement, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing herein and elsewhere in the Registration Statement. Such financial statements and schedule are included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, upon the authority of said firm as experts in accounting and auditing.

  The financial statements of the Bionova Subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and of Bionova U.S. Inc., for the period from inception (January 12, 1996) to March 31, 1996 included in this Proxy Statement/Prospectus, and elsewhere in the Registration Statement, have been audited by Price Waterhouse, independent accountants, as set forth in their reports thereon appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the reports of Price Waterhouse, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINION

  The legality of the shares of Bionova Common Stock to be issued in the Merger and certain federal income tax matters pertaining to the Merger will be passed on by Thompson & Knight, P.C., 1700 Pacific Avenue, Suite 3300, Dallas, Texas 75201, counsel to Bionova. Joe A. Rudberg, the Secretary of Bionova, is a shareholder of Thompson & Knight, P.C.

                             STOCKHOLDER PROPOSALS

  Stockholder proposals for inclusion in Bionova's proxy materials for the 1997 annual meeting of stockholders must be received by Bionova's secretary, Joe A. Rudberg, 1700 Pacific Avenue, Suite 3300, Dallas, Texas 75201, no later than November 15, 1996.

  If the Merger is not consummated, stockholder proposals for inclusion in the proxy materials for DNAP's 1996 annual meeting of stockholders must be received by DNAP at its offices in Oakland, California, no later than October 31, 1996.

  Stockholder proposals must meet all applicable requirements under the rules of the Commission.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE OF DNA PLANT TECHNOLOGY
 CORPORATION AND SUBSIDIARIES
  Independent Auditors' Report............................................  F-2
  Consolidated balance sheets at December 31, 1995 and 1994...............  F-3
  Consolidated statements of operations for the years ended December 31,
   1995, 1994 and 1993....................................................  F-4
  Consolidated statements of stockholders' equity for the years ended
   December 31, 1995, 1994 and 1993.......................................  F-5
  Consolidated statements of cash flows for the years ended December 31,
   1995, 1994 and 1993....................................................  F-6
  Notes to consolidated financial statements..............................  F-7
  Schedule II: Valuation and qualifying account for the years ended
   December 31, 1995, 1994 and 1993....................................... F-22
  Unaudited consolidated balance sheets at March 31, 1996 and December 31,
   1995................................................................... F-23
  Unaudited consolidated statements of operations for the three months ended March 31, 1996 and 1995.......................................... F-24
  Unaudited consolidated statements of cash flows for the three months ended March 31, 1996 and 1995.......................................... F-25
  Notes to unaudited consolidated financial statements.................... F-26
COMBINED FINANCIAL STATEMENTS OF THE BIONOVA SUBSIDIARIES
  Report of independent accountants....................................... F-28
  Combined balance sheet at December 31, 1995 and 1994.................... F-29
  Combined statement of operations for the years ended December 31, 1995 and 1994 and for the period from February 10, 1993 to December 31,
   1993................................................................... F-30
  Combined statement of changes in stockholder's equity for the period ended December 31, 1995................................................ F-31
  Combined statement of cash flows for the years ended December 31, 1995 and 1994 and for the period from February 10, 1993 to December 31,
   1993................................................................... F-32
  Notes to combined financial statements.................................. F-33
  Unaudited combined balance sheet at March 31, 1996 and December 31,
   1995................................................................... F-44
  Unaudited combined statement of operations for the three months ended
   March 31, 1996 and 1995................................................ F-45
  Unaudited combined statement of cash flows for the three months ended
   March 31, 1996 and 1995................................................ F-46
  Notes to unaudited combined financial statements........................ F-47
CONSOLIDATED FINANCIAL STATEMENTS OF BIONOVA U.S. INC.
  Report of independent accountants....................................... F-48
  Consolidated balance sheet at March 31, 1996............................ F-49
  Consolidated statement of income for the period from January 12, 1996 to
   March 31, 1996......................................................... F-50
  Consolidated statement of changes in stockholder's equity for the period from January 12, 1996 to March 31, 1996................................ F-51
  Consolidated statement of cash flows for the period from January 12,
   1996 to March 31, 1996................................................. F-52
  Notes to consolidated financial statements.............................. F-53
COMBINED FINANCIAL STATEMENTS OF R.B. PACKING, INC., R.B. PACKING OF
 CALIFORNIA, INC. AND BATIZ & SONS, INC.
  Report of independent accountants....................................... F-55
  Combined balance sheet at December 31, 1994............................. F-56
  Combined statement of income for the year ended December 31, 1994....... F-57
  Combined statement of changes in stockholder's equity for the year ended
   December 31, 1994...................................................... F-58
  Combined statement of cash flows for the year ended December 31, 1994... F-59
  Notes to combined financial statements.................................. F-60

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
DNA Plant Technology Corporation:

  We have audited the consolidated financial statements of DNA Plant Technology Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DNA Plant Technology Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

San Francisco, California
February 14, 1996

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             1995       1994
                                                           ---------  ---------
                         ASSETS
Current Assets:
  Cash and cash equivalents..............................  $   1,742  $   1,202
  Temporary investments..................................        --       3,287
  Accounts receivable, net of allowance for bad debts of
   $106 in 1995 and $346 in 1994.........................      1,922      2,344
  Inventories............................................        380      1,168
  Prepaids...............................................        156        302
  Other current assets...................................        269        298
  Assets held for sale...................................      1,038        900
                                                           ---------  ---------
Total Current Assets.....................................      5,507      9,501
                                                           ---------  ---------
Fixed assets, net of accumulated depreciation of $6,612
 and $8,024 in 1995 and 1994, respectively...............      2,345      4,639
Notes receivable.........................................        --         250
Patents and other assets, net of amortization of $354 in
 1995 and $256 in 1994...................................        503        450
Non-marketable equity investment.........................      1,946        --
Excess of purchase price over net assets acquired, net of
 accumulated amortization of $380 in 1995 and $190 in
 1994....................................................      1,520      1,710
                                                           ---------  ---------
Total Assets.............................................  $  11,821  $  16,550
                                                           =========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.......................................  $   1,384  $   1,537
  Accrued liabilities....................................      1,452      1,189
  Accrued compensation...................................        361        462
  Accrued restructuring and consolidation costs..........         87      2,108
  Dividends payable......................................        776        776
  Amount payable to Du Pont..............................        983        983
  Current portion of note payable........................        204        --
                                                           ---------  ---------
Total Current Liabilities................................      5,247      7,055
                                                           ---------  ---------
Deferred revenue.........................................        584        518
Deferred compensation....................................        232        285
Note payable.............................................        709        --
                                                           ---------  ---------
Total Long Term Liabilities..............................      1,525        803
                                                           ---------  ---------
Commitments and Contingencies............................
                                                           ---------  ---------
Stockholders' Equity:
  Preferred stock, par value $.01 per share; authorized
   5,000 shares; $2.25 convertible preferred stock;
   issued and outstanding 1,380 shares in 1995 and 1994..         14         14
  Series A convertible preferred stock, par value $.01
   per share; authorized 3 shares; issued and outstanding
   3 shares in 1995 and 1994.............................        --         --
  Series B convertible preferred stock, par value $.01
   per share; authorized 1 share; issued and outstanding
   no shares in 1995 and 1994............................        --         --
  Series C convertible preferred stock, par value $.01
   per share; authorized 1 share; issued and outstanding
   no shares in 1995 and 1994............................        --         --
  Common stock, par value of $.01 per share; authorized
   60,000 shares; issued 42,829 shares in 1995 and 30,713
   in 1994...............................................        428        307
  Common stock to be issued, par value of $.01 per share,
   no shares in 1995, 100 shares in 1994.................        --           1
  Additional paid-in capital.............................    160,405    149,918
  Accumulated deficit....................................   (155,798)  (141,752)
  Unrealized holding gain................................        --         204
                                                           ---------  ---------
Total Stockholders' Equity...............................      5,049      8,692
                                                           ---------  ---------
Total Liabilities and Stockholders' Equity...............  $  11,821  $  16,550
                                                           =========  =========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    1995      1994      1993
                                                  --------  --------  --------
Revenues:
  Produce sales.................................  $ 10,074  $ 12,673  $  1,330
  Product development...........................     1,720     2,143     5,823
  Investment and royalty income.................     2,555     1,515     1,874
                                                  --------  --------  --------
Total Revenues..................................    14,349    16,331     9,027
                                                  --------  --------  --------
Operating Expenses:
  Cost of produce sales.........................    15,284    21,868     1,662
  Exit carrot processing........................     1,647     3,210       --
  Research and product development..............     5,880     6,769    11,999
  Selling, general and administrative...........     5,753     7,031     2,610
  Consolidation and relocation costs............        70     2,048       --
  Purchased in-process research and product
   development..................................       --        --     15,238
                                                  --------  --------  --------
Total Operating Expenses........................    28,634    40,926    31,509
                                                  --------  --------  --------
Loss from Operations............................   (14,285)  (24,595)  (22,482)
Gains on sales of assets........................       239       225        60
                                                  --------  --------  --------
Loss from continuing operations before equity in
 loss of joint ventures.........................   (14,046)  (24,370)  (22,422)
                                                  --------  --------  --------
Equity in operating loss of joint ventures......       --        --     (9,026)
                                                  --------  --------  --------
Loss from Continuing Operations.................   (14,046)  (24,370)  (31,448)
Discontinued Operations:
    Loss from operations........................       --       (640)   (2,494)
    Loss on disposition.........................       --     (1,273)      --
                                                  --------  --------  --------
      Total Discontinued Operations.............       --     (1,913)   (2,494)
                                                  --------  --------  --------
Net Loss........................................   (14,046)  (26,283)  (33,942)
Preferred stock dividends.......................    (2,343)   (3,105)   (3,105)
                                                  --------  --------  --------
Net Loss Applicable to Common Stockholders......  $(16,389) $(29,388) $(37,047)
                                                  ========  ========  ========
Net Loss Per Common Share:
  Continuing operations.........................  $   (.47) $   (.95) $  (1.56)
  Discontinued operations.......................       --       (.07)     (.11)
                                                  --------  --------  --------
Net Loss per Common Share.......................  $   (.47) $  (1.02) $  (1.67)
                                                  ========  ========  ========
Weighted Average Common Shares Outstanding......    34,823    28,868    22,156
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                               PREFERRED STOCK                 COMMON STOCK
                         -----------------------------  ----------------------------
                            ISSUED       TO BE ISSUED      ISSUED     TO BE ISSUED
                         -------------- --------------  ------------- --------------
                         NUMBER         NUMBER          NUMBER        NUMBER          ADDITIONAL UNREALIZED
                           OF             OF              OF            OF             PAID-IN    HOLDING   ACCUMULATED
                         SHARES  AMOUNT SHARES AMOUNT   SHARES AMOUNT SHARES  AMOUNT   CAPITAL      GAIN      DEFICIT
                         ------  ------ ------ -------  ------ ------ ------  ------  ---------- ---------- -----------
Balance, December 31
 1992................... 1,380    $ 14   --    $   --   21,915 $ 219     --   $  --    $111,855    $ --      $ (81,527)
 Exercise of options &
  warrants..............   --      --    --        --      143     1     --      --         645      --            --
 Issuance of common
  stock for
  compensation..........   --      --    --        --       70     1     --      --         331      --            --
 Stock to be issued.....   --      --      3    10,312     --    --    2,000   7,500        --       --            --
 Net loss...............   --      --    --        --      --    --      --      --         --       --        (33,942)
 Preferred dividends....   --      --    --        --      --    --      --      --      (3,105)     --            --
                         -----    ----   ---   -------  ------ -----  ------  ------   --------    -----     ---------
Balance, December 31,
 1993................... 1,380    $ 14     3   $10,312  22,128 $ 221   2,000  $7,500   $109,726      --      $(115,469)
                         -----    ----   ---   -------  ------ -----  ------  ------   --------    -----     ---------
 Exercise of options &
  warrants..............   --      --    --        --       35   --      --      --         112      --            --
 Issuance of common
  stock for cash........   --      --    --        --    6,500    65     --      --      25,180      --            --
 Issuance of common
  stock for
  compensation..........   --      --    --        --       50     1     --      --         213      --            --
 Issuance of common
  stock for acquisition
  of FreshWorld.........   --      --    --        --    2,000    20  (2,000) (7,500)     7,480      --            --
 Issuance of preferred
  stock for acquisition
  of FreshWorld.........     3     --     (3)  (10,312)    --    --      --      --      10,312      --            --
 Stock to be issued.....   --      --    --        --      --    --      100       1        --       --            --
 Unrealized holding
  gain..................   --      --    --        --      --    --      --      --         --       204           --
 Net loss...............   --      --    --        --      --    --      --      --         --       --        (26,283)
 Preferred dividends....   --      --    --        --      --    --      --      --      (3,105)     --            --
                         -----    ----   ---   -------  ------ -----  ------  ------   --------    -----     ---------
Balance, December 31,
 1994................... 1,383    $ 14   --    $   --   30,713 $ 307     100  $    1   $149,918    $ 204     $(141,752)
                         -----    ----   ---   -------  ------ -----  ------  ------   --------    -----     ---------
 Issuance of common
  stock and warrants for
  cash..................   --      --    --        --    9,070    90     --      --       9,273      --            --
 Issuance of common
  stock for
  compensation..........   --      --    --        --      170     2     --      --         290      --            --
 Issuance of common
  stock for investment
  in UAC................   --      --    --        --    1,557    16     --      --       1,930      --            --
 Issuance of preferred
  stock for cash........     2     --    --        --      --    --      --      --       1,350      --            --
 Conversion of preferred
  stock.................    (2)    --    --        --    1,319    13     --      --         (13)     --            --
 Stock to be issued.....   --      --    --        --      --    --     (100)     (1)       --       --            --
 Unrealized holding
  gain..................   --      --    --        --      --    --      --      --         --      (204)          --
 Net loss...............   --      --    --        --      --    --      --      --         --       --        (14,046)
 Preferred dividends....   --      --    --        --      --    --      --      --      (2,343)     --            --
                         -----    ----   ---   -------  ------ -----  ------  ------   --------    -----     ---------
Balance, December 31,
 1995................... 1,383    $ 14   --    $    --  42,829 $ 428     --   $  --    $160,405    $ --      $(155,798)
                         =====    ====   ===   =======  ====== =====  ======  ======   ========    =====     =========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                    1995      1994      1993
                                                  --------  --------  --------
Cash flows from operating activities:
  Loss from continuing operations................ $(14,046) $(24,370) $(31,448)
  Reconciliation of loss from continuing opera-
   tions to net cash used in operating activi-
   ties:
    Depreciation and amortization................      578     1,293       829
    Provision for uncollectible accounts.........     (450)      166        12
    Loss from disposal of carrot processing as-
     sets........................................    1,268     2,303       --
    Loss on purchase commitments.................      --        --        738
    Loss (gains) on disposal of assets...........     (239)      398      (259)
    Loss from discontinued operations............      --     (1,913)   (2,494)
    Equity in loss of joint ventures.............      --        --      9,026
    Purchased in-process product development.....      --        --     15,238
    Compensation and expenses paid in common
     stock.......................................      142       217       --
    Net changes (exclusive of changes due to
     business acquired) in:
      Accounts receivable........................      873       (92)     (206)
      Inventory..................................      517      (572)       35
      Other current assets.......................      174       470       218
      Accounts payable and accrued liabilities...     (885)   (3,630)     (116)
      Other assets and liabilities...............      121       169      (594)
                                                  --------  --------  --------
Net cash used in operating activities............  (11,947)  (25,561)   (9,021)
                                                  --------  --------  --------
Cash flows from investing activities:
  Investments in joint ventures..................      --        --     (8,109)
  Capital expenditures...........................     (171)     (554)     (331)
  Purchases of temporary investments.............      --    (18,185)  (12,891)
  Sales and maturities of temporary investments..    3,287    19,544    32,795
  Proceeds from sales of assets..................      919       435       401
  Business acquired..............................      --        --       (150)
                                                  --------  --------  --------
Net cash provided by investing activities........    4,035     1,240    11,715
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of stock................   10,827    25,374       646
  Preferred stock dividends......................   (2,343)   (3,105)   (3,105)
  Payment of principle on note payable...........      (32)      --        --
                                                  --------  --------  --------
    Net cash provided by (used in) financing ac-
     tivities....................................    8,452    22,269    (2,459)
                                                  --------  --------  --------
Net increase (decrease) in cash and cash equiva-
 lents...........................................      540    (2,052)      235
Cash and cash equivalents, beginning of year.....    1,202     3,254     3,019
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $  1,742  $  1,202  $  3,254
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation:

  The accompanying consolidated financial statements of the Company include the accounts of DNA Plant Technology Corporation, and its wholly-owned and majority-owned subsidiaries. The results of operations for Quantix Systems, L.P. ("Quantix") have been accounted for as discontinued operations (see Note 3 for further information related to discontinued operations). All significant intercompany balances and transactions have been eliminated.

  Investments in and advances to the branded produce and edible oils joint ventures, in which the Company had a 50% or less ownership, were accounted for by the equity method through December 31, 1993. Under such method, the Company's share of net earnings (losses) is included as a separate item in the Consolidated Statement of Operations.

  The Company accounts for its non-marketable equity investment at cost (See
Note 15).

 Business:

  The Company is an agribusiness biotechnology company focused on the development and marketing of premium fresh and processed branded fruits and vegetables developed through advanced biotechnological breeding, genetic engineering and other technologies.

  In January 1994, the Company completed a transaction (the "Du Pont Transaction") with E.I. du Pont de Nemours and Company ("Du Pont") whereby the Company became the sole owner of FreshWorld, L.P. ("FreshWorld"), a partnership engaged in the development and marketing of branded, premium fresh fruits and vegetables. The Company acquired Du Pont's ownership interest in FreshWorld in exchange for the Company's approximately 28% interest in InterMountain Canola Company L.P. ("InterMountain"), another partnership between the Company and Du Pont, which was engaged in developing and marketing edible oils; 2,000,000 shares of common stock of the Company; 2,750 shares of a new issue of Series A preferred stock of the Company which is convertible into 2,750,000 shares of common stock; nonexclusive rights to certain Company technology; and future cash payments upon the sale of the Company's New Jersey facility. The terms of the Du Pont Transaction further provided that the Company was to become sole owner of FreshWorld as of December 31, 1993. Accordingly, the Company's accompanying consolidated financial statements reflect the purchase of FreshWorld and the effect of the stock to be issued effective on December 31, 1993.

  As described in Note 21, on January 26, 1996 the Company entered into an Agreement and Plan of Merger with Empresas La Moderna, S.A. de C.V. and related entities.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassification:

  Certain reclassifications have been made to prior years' amounts to be consistent with the 1995 presentation.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

 Revenue:

  Revenue from produce sales is recognized at time of shipment to customers.

  Revenue from product development activities is recognized during the period the Company performs the development efforts in accordance with the terms of the agreements and activities undertaken. The revenue is recognized ratably over the term of the agreement, which generally approximates the performance effort. Revenue that is related to future performance under such agreements is deferred and recognized as revenue when earned.

 Temporary Investments:

  Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's temporary investments consisted of short and intermediate-term notes and bonds and marketable equity securities which are classified as available for sale and stated at fair value as determined by quoted market values. Changes in the net unrealized holding gains and losses are included as a separate component of stockholders' equity. For the purpose of determining gross realized gains and losses, the cost of temporary investments sold is based upon specific identification. Adoption of Statement No. 115 did not have a material impact on the Company's consolidated financial statements.

 Inventories:

  Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market and are primarily comprised of prepaid grower fees, raw material seed and finished goods produce.

 Fixed Assets:

  Fixed assets are stated at cost. Depreciation and amortization of buildings, improvements and equipment are provided on a straight-line basis over the estimated useful lives of the respective assets, generally five to twenty years for buildings and improvements and three to ten years for equipment and furniture.

 Excess of Purchase Price Over Net Assets Acquired:

  The excess purchase price over the fair value of identifiable net assets acquired is capitalized and amortized on a straight-line basis over its estimated useful life (ten years). Amortization charged to continuing operations amounted to $190,000 in each of the years ended December 31, 1995 and 1994. The Company periodically evaluates the recoverability of its recorded asset based upon projected, undiscounted cash flows and operating income of the related business unit.

 Patents:

  The costs of obtaining patents are capitalized. Costs relating to successful patent efforts are amortized on a straight-line basis over the estimated useful lives of the patents, generally five years. Costs relating to unsuccessful or terminated patent efforts are expensed in the period management believes such efforts may not result in an approved patent or when a patent application is denied.

 Research and Product Development Costs:

  All research and product development costs incurred or acquired are expensed.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

 Stock Based Compensation:

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments such as common stock, except for employee stock ownership plans. Statement No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. The statement encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Companies may continue to apply the accounting provisions of APB No. 25 in determining net income, however, they must apply the disclosure requirements of Statement No. 123. If the Company adopts the fair value based method of Statement No. 123, a higher compensation cost would result for fixed stock option plans and a different compensation cost will result for the Company's contingent or variable stock option plans. The recognition provisions and disclosure requirements of Statement No. 123 are effective January 1, 1996. The Company plans to continue to use its current accounting practice under APB No. 25.

 Income Taxes:

  Effective January 1, 1993, the Company adopted Statement No. 109. The cumulative effect of that change in the method of accounting for income taxes had no impact on the 1993 Consolidated Statement of Operations.

  Statement No. 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the asset and liability method of accounting for income taxes.

 Net Loss Per Common Share:

  Net loss per common share applicable to common stockholders has been computed by dividing the net loss, including preferred stock dividends, by the weighted average number of common shares outstanding during each period.

  Common shares issuable upon the exercise of stock options and warrants or conversion of preferred shares have been excluded from the computation of net loss per common share since their inclusion was antidilutive.

 Statements of Cash Flows:

  For purposes of the accompanying consolidated statements of cash flows, the Company considers all highly-liquid investments with maturities at time of purchase of three months or less as cash equivalents.

 Supplemental Cash Flow Information:

  In 1993 the Company issued common stock in accordance with the terms of a severance agreement resulting from its strategic consolidation and as partial payment under its management incentive program in the amounts of $120,000 and $91,000, respectively.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  In January 1994 the Company completed the Du Pont Transaction (see Note 4) which, in accordance with the terms of the agreement, has been accounted for as if the acquisition was completed on December 31, 1993. The following are the elements of the transaction (in thousands):

     Assets acquired
       Trade receivables.............................................. $    877
       Fixed assets...................................................    4,761
       Intangibles....................................................    1,900
       All other assets...............................................    1,478
     In-process research and product development......................   15,238
     Liabilities assumed..............................................   (3,098)
     Estimated liability to Du Pont...................................   (1,500)
     Preferred stock to be issued to Du Pont..........................  (10,312)
     Common stock to be issued to Du Pont.............................   (7,500)
     Common stock issued to financial advisor.........................     (121)
     Company's interest in net assets.................................   (1,573)
                                                                       --------
         Cash payments made........................................... $    150
                                                                       ========

  In 1993 the Company sold a parcel of land for an aggregate purchase price of $550,000. The Company received $100,000 in cash and a note receivable in the amount of $450,000 payable semi-annually over a three year period. A gain on the sale of the land of $261,000 was deferred and included in deferred revenue at December 31, 1993. During 1994, the Company wrote down the note $41,000, received the remaining balance and recognized the resulting gain of $220,000.

  In 1995 the Company issued 1,557,377 shares of its common stock in exchange for 1,364,118 shares of common stock of United Agricorp, Inc. ("UAC") (see
Note 15).

(2) INVESTMENTS IN JOINT VENTURES

  In September 1994 the Company entered into a partnership agreement with Fresh Choice Produce, Inc. ("Fresh Choice") to market both Fresh Choice's and FreshWorld's fruits and vegetables. The agreement outlined written provisions whereby for a limited period of time Fresh Choice could terminate the agreement for any reason. In the fourth quarter of 1994 Fresh Choice exercised this option and terminated the partnership. Amounts included in the Company's Consolidated Statement of Operations for the fiscal year ended December 31, 1994 as a result of this partnership consisted of produce sales, cost of produce sales, and other costs of $1,369,000, $1,301,000 and $68,000, respectively. In addition, the Company recognized $140,000 of income for its investment interest in selected Fresh Choice crops.

  As a result of the Du Pont Transaction (see Note 4), the Company's investment in joint ventures at December 31, 1993 was zero. Prior to December 31, 1993, the Company's investment in joint ventures related principally to its two joint venture partnerships with Du Pont, a principal stockholder of the Company. The two joint ventures were FreshWorld, a 50%-owned limited partnership and InterMountain, an approximately 28% owned limited partnership.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  Summarized financial information for these joint ventures is as follows for 1993:

                                                                      1993
                                                                  --------------
                                                                  (IN THOUSANDS)
     Operating Data:
       Revenues..................................................    $ 10,160
       Expenses *................................................      38,143
                                                                     --------
         Net loss *..............................................    $(27,983)
                                                                     ========
     Company's equity in net loss................................    $ (9,026)
                                                                     ========

- --------
*  Excludes purchased in-process research and product development of $15,238.

  Included in revenues and expenses in the above table are $5,101,000 and $16,111,000, respectively, which relate to InterMountain. These amounts are unaudited.

(3) DISPOSAL OF QUANTIX

  Effective May 1994, the Company completed the sale of substantially all of the assets of Quantix to Idetek, Inc. ("Idetek"), a privately held biotechnology company, for a $250,000 convertible promissory note bearing interest at 10% per annum due July 11, 1996 and 2,900,000 shares of Idetek common stock. After completion of the transaction, the Company held less than 10% of the voting interest of Idetek. The note has been recorded at its estimated net realizable value and is shown as an other current asset in the accompanying Consolidated Balance Sheets. No value has been assigned to the Idetek common stock as there is no established market value. A $1.3 million charge was recorded during 1994 for the loss on disposal of Quantix consisting of employee severance and termination costs of $.5 million, operating losses through the anticipated date of disposition of $.4 million, and a $.4 million write-down to net realizable value of assets sold. Revenue related to the operations of Quantix was approximately $.3 million and $1.3 million for 1994 and 1993 respectively.

(4) DU PONT TRANSACTION AND FRESHWORLD ACQUISITION

  In January 1994, the Company completed the Du Pont Transaction whereby 2,000,000 shares of common stock; 2,750 shares of a new series of preferred stock (convertible into 2,750,000 shares of common stock); future cash payments from the sale of the Company's New Jersey facility which is classified as assets held for sale at December 31, 1995 and 1994; nonexclusive licenses to certain Company technology; and the Company's approximately 28% interest in InterMountain were exchanged for Du Pont's 50% interest in FreshWorld resulting in the Company becoming the sole owner of FreshWorld. The Du Pont Transaction has been accounted for as a purchase business combination in accordance with generally accepted accounting principles and, in accordance with the terms of the related agreement, as if the Du Pont Transaction had been completed on December 31, 1993. The stock issued to Du Pont in the transaction has been valued on the basis of $3.75 per share of common stock, which along with the other items, represents an aggregate purchase price of $19,880,000. The per share price represents the quoted market price of the Company's common stock on the date the Du Pont Transaction closed, less a discount as determined by an investment banker to reflect restrictions on Du Pont's ability to sell such stock in the public markets.

  Under purchase accounting, the assets and liabilities of the acquired entity are required to be adjusted to their estimated fair value. The cost in excess of the fair value of net assets acquired represents goodwill and other intangibles of $1,900,000 which has been capitalized, and $15,238,000 of in-process research and product development, which is not capitalized under generally accepted accounting principles and accordingly, has been charged to operations in December 1993. The Company's investment in InterMountain was zero, and no value was assigned to the Company's 28% interest in InterMountain; accordingly, there was no gain or loss on the transfer of such interest.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  Under the terms of the Du Pont Transaction, the Company agreed to dispose of a facility in New Jersey and to remit the net proceeds from the sale to Du Pont. Accordingly, the estimated net realizable value of this property of $900,000 is recorded in assets held for sale with a corresponding liability of $900,000 recorded in the amount payable to Du Pont in the accompanying consolidated balance sheets.

  In connection with the Du Pont Transaction, the common stock and preferred stock were issued in January 1994.

  The following unaudited pro forma summary consolidated statements of operations presents the Company's results of operations as if the increase in ownership of FreshWorld had occurred on January 1, 1993. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of actual financial results if the Du Pont Transaction had been consummated on January 1, 1993, or of future results of operations.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                      1993
                                                                  --------------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
     Revenues:
       Produce sales.............................................    $  6,389
       Product development.......................................       2,810
       Investment, royalty and other income......................       1,934
                                                                     --------
     Total Revenues..............................................    $ 11,133
                                                                     ========
     Net Loss....................................................    $(26,820)
                                                                     ========
     Net loss applicable to common shareholders..................    $(29,925)
                                                                     ========
     Net loss per common share...................................    $  (1.24)
                                                                     ========

  Excludes non-recurring charge of $15,238,000 relating to purchased in-process research and product development.

(5) EXIT CARROT PROCESSING

  During 1994, the Company discontinued processing its own carrots and shut down its carrot processing plant. The Company recorded charges related to the exiting of carrot processing of $1.6 million and $3.2 million for the years ended December 31, 1995 and 1994, respectively. The 1994 charge consisted of a $1.6 million charge to write down the equipment to its then estimated net realizable value, a $.5 million charge to write down packaging material and seed inventory, a $.2 million charge for lease payments, net of estimated sublease payments, and $.1 million for severance and termination benefits. As of December 31, 1994, the Company had reserves of $1.3 million for the write down of the carrot processing assets to their net realizable value and $.2 million for estimated lease termination costs. During 1995, the reserve for lease termination costs was reduced by cash payments and the reserve for carrot processing assets was reduced by $.9 million for the write down of equipment and inventory and $.4 million for losses realized on the disposal of equipment and inventory. The 1995 charge consisted of an additional $1.3 million for termination and other costs related to the Company's leased facility and $.3 million related to an additional write down of carrot processing equipment, seed and packaging inventory. At December 31, 1995, there are no amounts reserved for the exit of carrot processing.

  As part of the exit plan, during 1995 the Company entered into an agreement to lease carrot processing equipment with a net book value of $1,725,000 to a third party. The lease is an operating lease with a term of sixty months beginning November 1, 1995, and terminating October 31, 2000. Lease payments are $15,935 per month. The lessee has an option to purchase the equipment at the end of the lease term at its then fair market

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES value. Carrot processing equipment not leased, with an estimated net realizable value of $138,000 as of December 31, 1995, is recorded in the accompanying Consolidated Balance Sheets as assets held for sale.

  Concurrent with the leasing of its carrot processing equipment, the Company terminated its carrot processing facility lease. In accordance with the terms of the termination agreement, the Company delivered a note payable to the lessor in the principal amount of $945,000 payable over 48 months and bearing interest at a rate of 10% per annum. The future principle payments under this note are 1996, $204,000; 1997, $225,000; 1998, $249,000; and 1999, $235,000.

  Revenue and cost of produce sales related to the carrot processing operations were $5.6 million and $12.4 million, respectively, for the year ended December 31, 1994 prior to the shut-down of such operations. Prior to 1994, the operating results of the carrot processing operations were included in the accounts of FreshWorld which was accounted for under the equity method. Revenue and cost of produce sales related to FreshWorld's carrot processing operations were $4.9 million and $12.2 million, respectively, for the year ended December 31, 1993.

(6) INCOME TAXES

  As discussed in Note 1, the Company adopted Statement No. 109 as of January 1, 1993. Income tax expense differed from the amounts computed by applying the statutory U.S. Federal income tax rate to pretax income from continuing operations as a result of the following (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  ------  --------
   Computed "expected" tax benefit.................. $ 4,776  $8,936  $ 11,540
   Reduction in income tax benefit resulting from:
     Losses for which no benefit was recognized.....  (5,021) (8,748)  (11,351)
     Other..........................................     245    (188)     (189)
                                                     -------  ------  --------
                                                     $   --   $  --   $    --
                                                     =======  ======  ========

  At December 31, 1995, the Company had net operating loss carryforwards of approximately $134,935,000 and $97,189,000 for Federal and States, respectively. Because of prior transactions involving the issuance of equity securities by the Company, certain annual limitations apply to the Company's future use of these carryforwards. The Company also had Federal and State research and development and Federal investment tax credit carryforwards at December 31, 1995 of approximately $4,217,000, $200,000 and $332,000, respectively. The tax operating loss and tax credit carryforwards expire as follows (in thousands):

                                                                 FEDERAL  STATE
                                                FEDERAL  STATES    TAX     TAX
   YEAR                                           NOL      NOL   CREDITS CREDITS
   ----                                         -------- ------- ------- -------
   1996........................................ $    --  $    41 $   13   $--
   1997........................................      --   10,257     85    --
   1998........................................    3,617  15,088    109    --
   1999........................................    7,230  20,263    174    --
   2000........................................    6,479  18,905    111    --
   2001 and thereafter.........................  117,609  32,635  4,057    200
                                                -------- ------- ------   ----
     Total..................................... $134,935 $97,189 $4,549   $200
                                                ======== ======= ======   ====

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1994 are shown below (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
   Deferred tax assets (in thousands):
     Net operating loss carryforwards......................... $51,836  $46,160
     Investment and research and development tax credits......   4,743    4,549
     In-process research and product development..............   4,927    5,689
     Other....................................................   2,304    1,677
                                                               -------  -------
       Total deferred tax assets..............................  63,810   58,075
   Valuation allowance........................................ (63,530) (57,794)
                                                               -------  -------
   Net deferred tax assets....................................     280      281
   Deferred tax liabilities:
     Fixed assets, principally depreciation...................     280      281
                                                               -------  -------
   Net deferred tax........................................... $   --   $   --
                                                               =======  =======

  A valuation allowance of $63,530,000 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain. The valuation allowance for deferred tax assets increased $5,736,000, $9,067,000 and $13,784,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

  Under the provisions of the Internal Revenue Code, should certain substantial changes in the Company's ownership occur, the amount of net operating loss carryforwards and credit carryforwards may be limited. The closing of the contemplated Merger, discussed in Note 21, would cause a substantial change in the Company's ownership. The result of this change in ownership would be a material limitation in the Company's ability to utilize the net operating loss and credit carryovers.

(7) INVENTORIES

  Inventories consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1995   1994
                                                                  -------------
   Prepaid grower fees........................................... $ 119 $   581
   Raw materials and seed........................................   192     407
   Finished goods................................................    69     180
                                                                  ----- -------
   Total Inventories............................................. $ 380 $ 1,168
                                                                  ===== =======

  Prepaid grower fees were written down $585,000 at December 31, 1995, to their net realizable value to recognize the estimated loss to complete certain tomato contracts in progress and to terminate certain tomato growing agreements that had been entered into for which harvesting had yet to begin. The loss of $585,000 was recorded to cost of produce sales during the fourth quarter 1995.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

(8) FIXED ASSETS

  Fixed assets consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
   Buildings and improvements................................. $ 3,875  $ 3,899
   Equipment and furniture....................................   5,082    8,764
                                                               -------  -------
   Total Fixed Assets.........................................   8,957   12,663
   Less accumulated depreciation..............................  (6,612)  (8,024)
                                                               -------  -------
   Net Fixed Assets........................................... $ 2,345  $ 4,639
                                                               =======  =======

  Included in fixed assets is equipment with a net book value of $1,695,000 at December 31, 1995, which has been leased to a third party under an operating lease (see Note 5). Depreciation expense was $291,000, $1,002,000 and $694,000 for each of the years ended December 31, 1995, 1994, and 1993, respectively.

(9) RESEARCH AND PRODUCT DEVELOPMENT

  The Company has commitments to perform research and product development work for customers.

  The Company and Campbell Soup Company ("Campbell") formerly held joint rights to certain tomato lines, including certain of the lines used to make the hybrid seed from which the FreshWorld Farms(R) tomato is grown. In 1993, the Company and Campbell entered into an agreement under which Campbell gave up its rights to commercialize the jointly owned tomato lines with the result that the Company has worldwide exclusive rights to such jointly-owned tomato lines. The Company paid Campbell $1,000,000 in cash in January 1994, which was charged to operations in 1993, and will be required to pay royalties on certain tomato sales commencing in 1997.

  Research and product development revenues from FreshWorld and InterMountain amounted to 48% and 5%, respectively, in 1993 of the Company's total research and product development revenues.

  Research and product development expenses include the direct costs of services performed under agreements of $1,111,000 in 1995, $1,196,000 in 1994 and $2,826,000 in 1993, and the direct costs of Company-sponsored programs plus the indirect costs of all research and product development activities totaling $4,769,000 in 1995, $5,573,000 in 1994 and $9,173,000 in 1993.

(10) STOCK OPTIONS AND WARRANTS

  The Company maintained three stock option plans at December 31, 1995, the 1986 Stock Option Plan (the "1986 Plan"), the 1994 Stock Option Plan (the "1994 Plan"), and the Non-Employee Directors Stock Option Plan (the "Directors' Plan"), under which a maximum of 1,600,000 shares, 3,000,000 shares and 800,000 shares of common stock, respectively, are available for issuance. The Company previously maintained three other stock option plans under which approximately 520,720 options are currently outstanding and no further grants will be awarded.

  The 1986 Plan and the 1994 Plan provide for the granting of incentive stock options, as defined under the Internal Revenue Code, nonqualified stock options, restricted stock and stock appreciation rights to officers and employees of and consultants and advisors to the Company at prices which generally have not been less than the fair market value of the Company's common stock on the date of grant and expiring ten years from the date of grant.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  The Directors' Plan currently provides for initial and annual grants of nonqualified stock options to each non-employee director at prices which are equal to 90% and 100% respectively of the fair market value of the Company's common stock on the date of grant and expiring ten years from the date of grant. An initial director's option becomes exercisable in five equal annual installments, beginning one year from the date of grant and the annual awards become fully exercisable within one year from the date of grant.

  A summary of the activity under all of the Company's stock option plans is as follows:

                                            1995         1994         1993
                                         -----------  -----------  -----------
                                          (NUMBER OF SHARES, IN THOUSANDS)
   Outstanding, beginning of period.....       3,623        2,418        2,471
     Granted............................       1,329        1,875          235
     Exercised..........................         --           (35)        (143)
     Expired or Cancelled...............        (466)        (635)        (145)
                                         -----------  -----------  -----------
   Outstanding, end of period...........       4,486        3,623        2,418
                                         ===========  ===========  ===========
   Available for grant at December 31...       1,228        1,736          358
                                         ===========  ===========  ===========
   Exercisable at December 31...........       2,244        1,864        1,773
                                         ===========  ===========  ===========
   Option prices per share:
     Granted............................ $0.88- 3.00  $3.00- 5.38  $4.39- 5.00
     Exercised..........................        none  $3.00- 5.00  $2.81- 5.50
     Expired or Cancelled............... $2.47-10.38  $3.00-16.26  $2.81-17.00

  In addition to the above, at December 31, 1995 the Company had warrants and options outstanding that provide for the purchase of 200,000 shares of common stock at $10.00 per share that expire in November 1996; 400,000 shares of common stock at $6.65 per share that expire in January 1999; 4,070,182 shares of common stock at $2.50 per share that expire during the third and fourth quarters of 2000; 725,000 shares of common stock at $1.75 per share that expire in September 1997; and 362,500 shares of common stock at $1.75 per share that expire no later than September 1998 or one year from the exercise of the Unit Purchase Options as described in Note 12.

(11) PREFERRED STOCK

  The Company has 1,380,000 shares of $2.25 Convertible Exchangeable Preferred Stock outstanding at December 31, 1995. The liquidation value of each preferred share is $25 plus unpaid dividends. The preferred shares are convertible at any time at the option of the holder into common stock at an initial conversion price of $6.15 (equivalent to a conversion rate of 4.065 shares of common stock for each preferred share subject to adjustment under certain circumstances). The preferred shares are exchangeable at the option of the Company in whole, but not in part, on any dividend payment date beginning August 1, 1993, for 9% convertible subordinated debentures due 2016 at the rate of $25 principal amount of debentures for each preferred share. The preferred shares are redeemable for cash at the option of the Company on or after August 2, 1994, in whole or in part, at prices declining to $25 per share on August 1, 2002, together with unpaid dividends to the redemption date. If the preferred shares are called for redemption, the preferred stockholder may elect to tender the preferred shares or convert such shares into the Company's common stock. Dividends on the preferred stock at an annual rate of $2.25 per share are cumulative and payable quarterly when and as declared by the Company's Board of Directors. Holders of the preferred stock are not entitled to vote except as required by law and under certain circumstances. The Company did not declare or pay the regular quarterly dividend ($.5625 per share) due on November 1, 1995. In addition, the Company did not declare or pay the regular quarterly dividend ($.5625 per

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES share) due on February 1, 1996 and as of the date of these consolidated financial statements, the total arrearage with respect to such class of stock is $1,552,500. As part of the proposed Merger Agreement (see Note 21), each share of $2.25 Convertible Exchangeable Preferred Stock will be converted into
6.8375 shares of common stock of Bionova U.S.

  In January 1994, the Company, as part of the Du Pont Transaction, issued 2,750 shares of Series A convertible preferred stock to Du Pont. The liquidation value of each share of Series A preferred stock is $6,000. Each share of Series A preferred stock is convertible at any time at the option of the holder into common stock of the Company at a conversion rate of 1,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock is redeemable for cash at the option of the Company after January 1995 at a price of $6,000 per share, subject to certain limitations. If the Company's Board of Directors declares and pays a dividend on its common stock, the holders of Series A preferred stock are entitled to receive cash dividends at the rate per share of Series A preferred stock based upon the number of shares of common stock to which the holders of Series A preferred stock would be entitled if they had converted such shares into shares of common stock. Du Pont has been granted certain demand and "piggyback" registration rights with respect to the 2,000,000 shares of common stock issued to Du Pont and the 2,750,000 shares of common stock issuable upon the conversion of the Series A convertible preferred stock.

(12) COMMON STOCK ISSUANCE

  During 1995, the Company privately placed 7,714,725 shares of common stock of the Company together with warrants that expire during the third and fourth quarters of 2000 which entitle the holders to purchase an additional 4,070,182 shares of common stock at $2.50 per share, for net proceeds, after commissions and expenses, of $7.3 million. The holders of these shares have agreed not to publicly trade such shares prior to April 1996. The shares of common stock issuable upon the exercise of the warrants are subject to shareholder approval if additional shares must be authorized before the common stock can be issued; if shareholder approval is not obtained on or prior to June 30, 1996 and the Company does not have a sufficient number of authorized but not yet issued shares, then the Company will be obligated to redeem the warrants at $.25 per warrant ($1,017,546 in the aggregate). As part of the compensation to the consultant who assisted the Company in placing these securities, the Company granted the consultant unit purchase options (the "Unit Purchase Options") entitling the consultant to purchase for $1.75, 725,000 units ("Placement Units") that expire in September, 1997. Each Placement Unit consists of one share of common stock and a warrant entitling the holder to purchase, during the one year period following the date of exercise of the Unit Purchase Options, one half share of common stock (362,500 in total if all Unit Purchase Options are exercised) for $1.75. The issuance of the Placement Units is also subject to shareholder approval if an increase in the authorized number of shares of the Company's common stock is required. In addition, during 1995 through two other separate transactions the Company privately placed 1,255,000 shares of the Company's common stock for net proceeds, after commissions and expenses, of $2.2 million.

  In accordance with the terms of the stock purchase agreement entered into with Alida Marine, Inc. ("Alida") in 1994, the Company issued in 1995, at no further cost to Alida, an additional 100,000 shares of common stock. These shares were recorded at December 31, 1994 as common stock to be issued in the accompanying Consolidated Balance Sheets. In addition, during 1995 the Company issued 169,784 shares of common stock for its 401(k) plan matching contribution and for merit increases and bonuses resulting in compensation expense of $292,000.

(13) SALE AND CONVERSION OF SERIES B AND SERIES C PREFERRED STOCK

  During 1995, the Company sold 750 shares of Convertible Series B and 750 shares of Convertible Series C preferred stock for $1,000 per share for net proceeds to the Company of $1.3 million. These preferred shares

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES were subsequently converted into 1,318,839 shares of the Company's common stock at an average conversion price of $1.14.

(14) SALE OF FROST TECHNOLOGY CORPORATION

  In February 1995, the Company sold the stock of Frost Technology Corporation, a wholly-owned subsidiary, to a third party for $1,300,000 of consideration. The assets of this subsidiary consisted primarily of technology rights. This transaction resulted in a gain of $1,070,000, which was recorded by the Company as licensing revenue. The Company received the entire $1,300,000 during 1995 as a result of this sale.

(15) NON-MARKETABLE EQUITY INVESTMENT

  During the fourth quarter of 1995, the Company issued 1,557,377 shares of its common stock valued at $1.25 per share in exchange for 1,364,118 shares of common stock of UAC, which represents approximately 13% of the outstanding shares of UAC. The per share price of the stock issued was based on the stock's quoted market price as of the close of business on the date the transaction closed. This investment is accounted for on the cost basis since the Company owns less than 20% of UAC and does not have the ability to exercise significant influence over UAC. UAC is an agribusiness biotechnology company focused on the improvement of strawberries, raspberries and grapes.

(16) CONSOLIDATION AND RELOCATION OF FACILITIES

  During 1994, the Company relocated its headquarters and consolidated its research operations from its New Jersey facility to its research facility in Oakland, California. This consolidation and relocation was a further step in the Company's efforts to consolidate its operations, eliminate duplication of staff and facilities, and focus primarily on the development and marketing of fresh and processed fruits and vegetables. In 1994, the Company incurred $2.0 million of non-recurring costs to accomplish this relocation and consolidation. These costs are comprised of $1.0 million for severance and termination benefits for employees whose jobs in New Jersey were eliminated; $.7 million for relocation costs and a $.3 million non-cash charge to write down excess furniture and equipment to net realizable value. At December 31, 1994, the reserve for the consolidation and relocation of facilities was $.5 million, consisting of $.2 million for employee termination benefits, $.2 million to adjust furniture and equipment to its estimated net realizable value, and $.1 million for future obligations to employees who had completed their relocation in 1993. An additional $70,000 was incurred in 1995 related to housing allowances and other continuing relocation costs. At December 31, 1995, a $.1 million reserve remained for relocation costs for employees who had completed their relocation in 1993.

(17) LIQUIDITY

  Based on its current business plans, including the pending Merger (see Note
21) , the Company believes that its current cash resources, inclusive of the $5.0 million received from Bionova U.S. in January 1996 and the $5.0 million to be received on July 1, 1996, if the closing of the Merger has not been effected by such date, its revenues from prospective and existing research, product development and licensing arrangements, revenues from produce sales, accompanied by projected improvements in the gross margin on such produce sales and reduction of fixed overhead and administrative costs will be sufficient to fund its cash requirements into 1997.

(18) COMMITMENTS

  The Company occupies offices and other facilities and leases farm equipment under operating leases expiring at various dates. At December 31, 1995 future minimum rental payments applicable to operating leases are 1996, $666,000; 1997, $675,000; 1998, $686,000; 1999, $298,000; and 2000, $9,000.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  The Company has contractual agreements with various produce growers. These agreements provide that the Company is responsible for full payment of grower service on approved ground and in approved quantities unless acreage is lost due to the grower's negligence in any aspect of the growing process. At December 31, 1995, the Company had future commitments requiring the Company to pay an aggregate of $192,000 upon harvest of crops during the first half of 1996.

(19) CONCENTRATION OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Generally, the Company's credit risk concentration in its trade receivables is limited due to the geographic dispersion of its customers. The Company does not require collateral or other security to support customer receivables.

(20) EMPLOYEE BENEFIT PLANS

  The Company has a deferred compensation plan (the "401(k) Plan") under section 401(k) of the Internal Revenue Code. For 1995, the Company matched up to 3% of each contributing member employee's compensation in the Company's common stock. Prior to 1995, the Company matched up to 1% of each contributing member employee's compensation in cash. Company contributions to the 401(k) Plan in 1995, 1994 and 1993 were approximately $116,000, $70,000 and $60,000, respectively.

(21) AGREEMENT AND PLAN OF MERGER AND RELATED TRANSACTIONS

  On January 26, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Empresas La Moderna, S.A. de C.V., a corporation under the laws of the United Mexican States ("ELM"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova"), Bionova U.S. Inc., a Delaware corporation ("Bionova U.S."), and Bionova Acquisition, Inc., a Delaware corporation ("Merger Sub"), pursuant to which, among other things: (i) Merger Sub will be merged with and into the Company (the "Merger"); (ii) the Company will become a wholly-owned subsidiary of Bionova U.S.; (iii) each share of common stock, par value $.01 per share ("Common Stock") of the Company issued and outstanding at the time of the Merger (the "Effective Time") will be converted into and represent the right to receive one share of Bionova U.S.'s common stock, each share of the Company's $2.25 Convertible Exchangeable Preferred Stock, par value $.01 ("$2.25 Convertible Preferred Stock"), issued and outstanding at the Effective Time will be converted into and represent the right to receive 6.8375 shares of Bionova U.S.'s common stock, and each share of the Company's Series A Preferred Stock ("Series A Preferred Stock"), par value $.01 issued and outstanding at the Effective Time will be converted into and represent the right to receive 1,000 shares of Bionova U.S.'s common stock, except for any shares of the Company's securities held in the treasury of the Company or held by any subsidiary of the Company, which will be cancelled; and (iv) each option or warrant to purchase shares of Common Stock outstanding at the Effective Time will be assumed by Bionova U.S. and will be converted into a corresponding right to acquire shares of Bionova U.S.'s common stock. Assuming no exercise of dissenter's rights of appraisal in connection with the Merger, the holders of the Company's capital stock, as a group, will own approximately 30% of the outstanding shares of Bionova U.S.'s common stock after the Merger. It is expected that Bionova U.S. will change its name to DNAP Holding Corporation as of the Effective Time.

  At the Effective Time, ELM will cause to be transferred to Bionova U.S. its controlling interests in the companies constituting The Bionova Group, other than the stock of Bionova, which serves as the holding company through which ELM owns such interests. The Bionova Group is a group of affiliated companies engaged in the businesses of growing fresh produce in Mexico and marketing and distribution in Mexico, the United States and Canada.

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  Pursuant to the Merger Agreement, ELM has agreed to provide when requested by Bionova U.S. a guarantee for three years following the Effective Time Bionova U.S.'s indebtedness to a financial institution under a loan or line of credit, provided that: (i) ELM's maximum liability under such guarantee will not exceed $20,000,000 and (ii) the documents evidencing such loan or line of credit will provide that the aggregate amount loaned to Bionova U.S. thereunder will not exceed the sum of (x) 80% of the accounts receivable of Bionova U.S. and its consolidated subsidiaries and (y) 50% of the inventories of Bionova U.S. and its consolidated subsidiaries and such loan is secured by such accounts receivables and inventories.

  In connection with the Merger Agreement, Bionova U.S. and the Company entered into a Loan Agreement, dated January 26, 1996 (the "Loan Agreement"). Pursuant to the Loan Agreement, Bionova U.S. loaned $5,000,000 to the Company on January 26, 1996 and will loan an additional $5,000,000 to the Company on July 1, 1996 if the closing of the Merger has not been effected by such date, subject to the Company not then being in default under the Loan Agreement (collectively, the "Loan"). The outstanding principal balance of the Loan bears interest at the rate of 10.25% per annum and, together with all accrued interest thereon, will become due and payable on the earlier of (i) January 26, 1999, or (ii) the date on which the Company consummates an Alternative Transaction, as defined in the Loan Agreement. Subject to the consummation by the Company of an Alternative Transaction, the Loan Agreement will survive the termination of the Merger Agreement. The Loan may be accelerated by Bionova U.S. at any time during the continuance of certain events of default specified in the Loan Agreement and may be prepaid by the Company at any time without premium or penalty. Certain royalty fees to be received by the Company must be used to pay down the Loan. ELM will cause the principal amount of the Loan provided by Bionova U.S. to the Company prior to the Effective Time to be treated as a capital contribution to Bionova U.S. pursuant to the Merger Agreement. The Loan is secured by the assignment to Bionova U.S. of the Company's right, title and interest in the patents relating to the Company's Transwitch(R) gene suppression technology (the "Transwitch(R) Patents"), and Bionova U.S. may require additional security under certain circumstances. Prior to the repayment in full of the loan, the Company may not pay any dividends on, or make other distributions in respect of, any class of its capital stock, or take certain other actions, without the written consent of Bionova U.S.

  Bionova U.S. and the Company have entered into the Sole Patent License Agreement, dated as of January 26, 1996 (the "Sole License Agreement"), pursuant to which Bionova U.S. granted back to the Company a royalty-free sole license to use the Transwitch(R) Patents to develop and market products using the products or processes covered by such patents and to satisfy the Company's obligations under existing licenses of the Transwitch(R) Patents. Under the Loan Agreement, Bionova U.S. is obligated to assign the Transwitch(R) Patents back to the Company upon the repayment in full of the Loan. If Bionova U.S. accelerates the maturity of the Loan as a result of an event of default under the Loan Agreement, the Company's right to have the Transwitch(R) Patents reassigned to it will terminate and the license to use the Transwitch(R) Patents granted by Bionova U.S. to the Company under the Sole License Agreement will convert to a non-exclusive, royalty-free license to use the Transwitch(R) Patents. If the merger is not consummated, any such termination of the Company's right to reacquire the Transwitch(R) Patents and loss of the sole rights to use the Transwitch(R) Patents would have a material adverse effect on the Company's business and prospects.

  The Sole License Agreement provides that Bionova U.S. may not make any use of the Transwitch(R) Patents on its own behalf prior to the termination of the Company's right to have the Transwitch(R) Patents reassigned to it, subject to the Non-Exclusive License Agreement (see below). The Company may enter into sublicenses of the Transwitch(R) Patents only to entities which fund at least $350,000 of research by the Company in any three-year period, and only if the sublicense is non-exclusive, relates solely to the development and commercialization of products or processes resulting from the funded research, bears commercially reasonable royalties and 50% of the royalties received by the Company are paid by it to Bionova U.S. to reduce the outstanding balance of the Loan. The Company may also enter into sublicenses of the Transwitch(R) Patents with other entities upon approval

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES of Bionova U.S., which approval has been obtained in certain respects. The Company and Bionova U.S. have also entered into a non-exclusive patent license agreement (the "Non-Exclusive License Agreement") under which Bionova U.S. was granted a non-exclusive, royalty-bearing license to use the Transwitch Patents with an option, upon making certain payments, to convert the license to a fully paid license. Payments under the Non-Exclusive License Agreement may be credited against the outstanding balance of the Loan.

  At the Effective Time, ELM and the Company will enter into a Long Term Funded Research Agreement (the "Long Term Funded Research Agreement") pursuant to which they will use their best efforts to agree on research projects to be conducted by the Company for ELM or its affiliates which will result in payments to the Company of $30,000,000 over a 10-year period, with minimum funding (subject to carryforwards) of $9,000,000 in any three-year period and at least $625,000 due each quarter until such $30 million has been paid. Intellectual property developed by the Company in connection with a project will belong to ELM, and ELM will retain the exclusive rights to commercialization of such intellectual property in the project's intended market and the Company will have royalty-free sole license rights to such intellectual property outside the project's intended market. There can be no assurance, however, that ELM and the Company will agree on any specific projects to be conducted by the Company or that any project begun by the Company will not be terminated by ELM.

  At the Effective Time, ELM and Bionova U.S. will enter into a Governance Agreement which, among other things, will provide for certain arrangements with respect to the composition of Bionova U.S.'s Board of Directors prior to the 1999 annual meeting of stockholders of Bionova U.S. and will restrict ELM's ability to acquire or dispose of shares of Bionova U.S.'s Common Stock prior to the third anniversary of the Effective Time. Under the Governance Agreement, the approval of a majority of the "DNAP Independent Directors" (as defined in the Governance Agreement) will be required to approve certain transactions between ELM and its affiliates and Bionova U.S. or certain acquisitions of Bionova U.S.'s Common Stock by ELM or its affiliates.

  The consummation of the Merger is subject to a number of conditions, including the approval of the common stockholders of the Company.

  During 1995 the Company incurred approximately $800,000 in expenses associated with this proposed merger included in selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations.

                                                                     SCHEDULE II

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNT

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                 (IN THOUSANDS)

                                                        RESERVES
                        BALANCE AT CHARGED TO CHARGED   ACQUIRED               BALANCE
                        BEGINNING   COST AND  TO OTHER    FROM     BALANCES   AT END OF
    CLASSIFICATION      OF PERIOD   EXPENSES  ACCOUNTS FRESHWORLD WRITTEN OFF  PERIOD
    --------------      ---------- ---------- -------- ---------- ----------- ---------
For the year ended De-
 cember 31, 1995
 Allowance for doubtful
 accounts..............    $346      $ 450     $ --       $--        $(690)     $106
                           ----      -----     -----      ----       -----      ----
For the year ended De-
 cember 31, 1994
 Allowance for doubtful
 accounts..............    $236      $ 166     $ 180      $--        $(236)     $346
                           ====      =====     =====      ====       =====      ====
For the year ended De-
 cember 31, 1993
 Allowance for doubtful
 accounts..............    $118      $  12     $   3      $103       $ --       $236
                           ====      =====     =====      ====       =====      ====

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         MARCH 31,   DECEMBER 31,
                                                           1996          1995
                                                        -----------  ------------
                                                        (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................  $    3,629    $    1,742
  Accounts receivable, net of allowance for bad debts
   of $63 in 1996 and $106 in 1995....................       2,191         1,922
  Inventory...........................................         287           380
  Other current assets................................         412           425
  Assets held for sale................................         120         1,038
                                                        ----------    ----------
    Total current assets..............................       6,639         5,507
                                                        ----------    ----------
Fixed assets, net of accumulated depreciation of
 $6,657 in 1996 and $6,612 in 1995....................       2,252         2,345
Patents and other assets, net of amortization of $380
 in 1996 and $354 in 1995.............................         500           503
Non-marketable equity investment......................       1,946         1,946
Excess of purchase price over net assets acquired, net
 of amortization of $428 in 1996 and $380 in 1995.....       1,472         1,520
                                                        ----------    ----------
   Total assets.......................................  $   12,809    $   11,821
                                                        ==========    ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $      708    $    1,384
  Accrued liabilities.................................       1,167         1,539
  Accrued compensation................................         433           361
  Dividends payable...................................       1,553           776
  Amount payable to Du Pont...........................         712           983
  Current portion of note payable.....................         209           204
                                                        ----------    ----------
    Total current liabilities.........................       4,782         5,247
                                                        ----------    ----------
Deferred revenue......................................         445           584
Deferred compensation.................................         232           232
Note payable less current portion.....................       5,654           709
                                                        ----------    ----------
    Total long-term liabilities.......................       6,331         1,525
                                                        ----------    ----------
Stockholders' Equity:
  Preferred stock, par value $.01 per share;
   authorized 5,000 shares;
   $2.25 convertible preferred stock; issued and
   outstanding--1,380 shares in 1996 and 1995
   (aggregate liquidation preference of $34,500)......          14            14
  Series A convertible preferred stock, par value $.01
   per share; authorized
   3 shares; issued and outstanding 3 shares in 1996,
   and 1995 (aggregate liquidation preference of
   $16,500)...........................................         --            --
  Series B convertible preferred stock, par value $.01
   per share; authorized
   1 share; issued and outstanding no shares in 1996
   and 1995...........................................         --            --
  Series C convertible preferred stock, par value $.01
   per share; authorized
   1 share; issued and outstanding no shares in 1996
   and 1995...........................................         --            --
  Common stock, par value of $.01 per share;
   authorized 60,000 shares; issued 42,883 shares in
   1996 and 42,829 shares in 1995.....................         429           428
  Additional paid-in capital..........................     159,698       160,405
  Accumulated deficit.................................    (158,445)     (155,798)
                                                        ----------    ----------
    Total Stockholders' Equity........................       1,696         5,049
                                                        ----------    ----------
    Total Liabilities and Stockholders' Equity........  $   12,809    $   11,821
                                                        ==========    ==========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Revenues:
  Produce sales.......................................... $   3,509  $   3,071
  Product development agreements.........................       495        340
  Investment and royalty income..........................       254      1,479
                                                          ---------  ---------
    Total Revenues.......................................     4,258      4,890
                                                          ---------  ---------
Operating Expenses:
  Cost of produce sales..................................     3,614      3,619
  Exit carrot processing.................................       --         380
  Research and product development.......................     1,344      1,636
  Selling, general and administrative....................     2,011      1,390
                                                          ---------  ---------
    Total Operating Expenses.............................     6,969      7,025
                                                          ---------  ---------
Loss from Operations.....................................    (2,711)    (2,135)
Gain on sales of assets..................................        64         24
                                                          ---------  ---------
Net loss.................................................    (2,647)    (2,111)
Preferred stock dividend.................................      (776)      (776)
                                                          ---------  ---------
Net loss applicable to common stockholders............... $  (3,423) $  (2,887)
                                                          =========  =========
Net loss per common share................................ $    (.08) $    (.09)
Weighted average common shares outstanding...............    42,847     30,793
                                                          =========  =========


          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Cash flows from operating activities:
  Net loss............................................... $  (2,647) $  (2,111)
  Reconciliation of net loss to net cash used in
   operating activities:
    Depreciation and amortization........................       164        120
    Provision for uncollectible accounts.................       (43)      (161)
    Compensation and expenses paid in common stock.......        70         54
    Net (gain) loss from disposal of fixed assets........       (64)        32
  Net changes in:
    Accounts receivable..................................      (225)       270
    Inventory............................................        93       (268)
    Other current assets.................................        13       (318)
    Other assets.........................................       (23)       (12)
    Accounts payable and accrued liabilities.............      (970)      (181)
    Deferred revenue and compensation....................      (139)       (21)
                                                          ---------  ---------
  Net cash used in operating activities..................    (3,771)    (2,596)
                                                          ---------  ---------
Cash flows from investing activities:
  Capital expenditures...................................       --          (6)
  Sales and maturities of temporary investments..........       --       2,505
  Proceeds from sale of assets...........................       713         24
                                                          ---------  ---------
    Net cash provided by investing activities............       713      2,523
                                                          ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of note payable.................     5,000        --
  Preferred stock dividends..............................       --        (776)
  Payment of principle on notes payable..................       (55)       --
                                                          ---------  ---------
    Net cash provided by (used in) financing activities..     4,945       (776)
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents.....     1,887       (849)
Cash and cash equivalents, beginning of period...........     1,742      1,202
                                                          ---------  ---------
Cash and cash equivalents, end of period................. $   3,629  $     353
                                                          =========  =========

          See accompanying notes to consolidated financial statements

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996

                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

  The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1995 Annual Report on Form 10-K.

  In the opinion of the Company's management, the accompanying unaudited, consolidated financial statements contain adjustments, all of which are of a normal recurring nature, necessary to present fairly the Company's financial position as of March 31, 1996 and the results of its operations and its cash flows for the three months ended March 31, 1996.

  Certain reclassifications have been made to prior period amounts to be consistent with the current period presentation.

  Interim results are not necessarily indicative of results for the full fiscal year.

NOTE 2--AGREEMENT AND PLAN OF MERGER

  On January 26, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Empresas La Moderna, S.A. de C.V., a corporation under the laws of the United Mexican States ("ELM"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova"), Bionova U.S. Inc., a Delaware corporation ("Bionova U.S."), and Bionova Acquisition, Inc., a Delaware corporation ("Merger Sub"), pursuant to which, among other things: (i) Merger Sub will be merged with and into the Company (the "Merger"); (ii) the Company will become a wholly-owned subsidiary of Bionova U.S.; (iii) each share of common stock, par value $.01 per share ("Common Stock") of the Company issued and outstanding at the time of the Merger (the "Effective Time") will be converted into and represent the right to receive 0.10 shares of Bionova U.S.'s common stock, and each share of the Company's $2.25 Convertible Exchangeable Preferred Stock, par value $.01 ("$2.25 Convertible Preferred Stock"), issued and outstanding at the Effective Time will be converted into and represent the right to receive .68375 shares of Bionova U.S.'s common stock, except for any shares of the Company's securities held in the treasury of the Company or held by any subsidiary of the Company, which will be cancelled and (iv) each option or warrant to purchase shares of Common Stock outstanding at the Effective Time will be assumed by Bionova U.S. and will become a corresponding right to acquire shares of Bionova U.S.'s common stock, adjusted in accordance with the exchange ratios set forth above. The holders of the Company's capital stock, as a group, will own approximately 30% of the outstanding shares of Bionova U.S.'s common stock after the Merger. For additional information regarding the Merger Agreement see the Company's 1995 Form 10-K.

NOTE 3--INVENTORIES

  Inventories consisted of the following (in thousands):

                                                         MARCH 31, DECEMBER 31,
                                                           1996        1995
                                                         --------- ------------
                                                              (UNAUDITED)
Prepaid grower fees.....................................   $  59      $ 119
Raw materials and seed..................................     154        192
Finished goods..........................................      74         69
                                                           -----      -----
Total Inventories.......................................   $ 287      $ 380
                                                           =====      =====

               DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTE 4--SUBSEQUENT EVENT

  During the second quarter of 1996, the Chief Operating Officer ("COO") of the Company resigned from the Company. Pursuant to the terms of the COO's employment agreement, the Company is obligated to pay to the COO $312,000 over a twelve month period commencing May 11, 1996, and ending April 30, 1997.

  On June 3, 1996 E.I. du Pont de Nemours and Company ("Du Pont") converted 2,750 shares of DNA Plant Technology Corporate Series A Convertible Preferred Stock into 2,750,000 shares of Common Stock. As a result of the conversion Du Pont owns 5,750,000 shares of Common Stock on June 3, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bionova, S. A. de C. V.

  In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the combined financial position of Agricola Batiz, S. A. de C. V. and its subsidiaries and of International Produce Holding Company and its subsidiaries (collectively referred to as the Subsidiaries or the Bionova Subsidiaries-See Note 1) at December 31, 1995 and 1994, and the combined results of their operations and their cash flows for the period from inception on February 10, 1993 to December 31, 1993 and for each of the two years in the period ended December 31, 1995, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Bionova Subsidiaries' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE

Monterrey, N. L., Mexico
May 3, 1996, except as to Note 6,
  which is as of June 20, 1996

                              BIONOVA SUBSIDIARIES
                   (SUBSIDIARIES OF BIONOVA, S. A. DE C. V.)

                             COMBINED BALANCE SHEET
                           THOUSANDS OF U.S. DOLLARS

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1994
                                                                 ------- -------
                            ASSETS
Current assets:
Cash and cash equivalents......................................  $ 1,580 $ 2,540
Accounts receivable (Note 5)...................................   25,444  11,482
Advances to growers (Note 6), includes balances with related
 parties amounting to $1,642 in 1995 and $1,975 in 1994........    7,889  11,167
Inventories (Note 7)...........................................   14,730  10,450
Other current assets...........................................      142     122
                                                                 ------- -------
Total current assets...........................................   49,785  35,761
Property, plant and equipment, net (Note 8)....................   25,983  24,360
Deferred income taxes (Note 10)................................    3,281   3,503
Goodwill, net of accumulated amortization of $1,346 in 1995 and
 $808 in 1994..................................................    9,319   8,013
Other assets...................................................      758      45
                                                                 ------- -------
Total assets...................................................  $89,126 $71,682
                                                                 ======= =======
             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Short-term bank loans (Note 9).................................  $32,493 $27,659
Current portion of long-term debt (Note 9).....................      610     318
Accounts payable to related parties............................    2,645     522
Payable to growers.............................................    8,885   3,556
Accounts payable and accrued expenses..........................    8,153   7,596
Deferred income taxes (Note 10)................................    2,037   1,271
                                                                 ------- -------
Total current liabilities......................................   54,823  40,922
Long-term debt (Note 9)........................................   10,222   2,223
Long-term debt with related parties (Note 11)..................      293     --
                                                                 ------- -------
Total liabilities..............................................   65,338  43,145
                                                                 ------- -------
Minority interests.............................................    8,603  10,698
                                                                 ------- -------
Commitments and Contingencies (Note 13)........................
Stockholder's equity...........................................   15,185  17,839
                                                                 ------- -------
Total liabilities and stockholder's equity.....................  $89,126 $71,682
                                                                 ======= =======

    The accompanying notes are an integral part of these combined financial statements.

          BIONOVA SUBSIDIARIES (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

           COMBINED STATEMENT OF OPERATIONS THOUSANDS OF U.S. DOLLARS

                            YEAR ENDED DECEMBER 31,        PERIOD FROM
                            -------------------------    FEBRUARY 10,1993
                                1995         1994      TO DECEMBER 31, 1993
                            ------------  -----------  --------------------
Net sales.................  $    191,711  $    63,683        $   247
Other income (expenses)--
 net (Note 12)............         5,875          429            (83)
                            ------------  -----------        -------
  Total revenues..........       197,586       64,112            164
                            ------------  -----------        -------
Cost of sales (Note 6)....      (162,290)     (59,044)        (3,802)
Selling and administrative
 expenses.................       (29,183)     (16,225)          (915)
Amortization of goodwill..          (538)        (404)          (404)
                            ------------  -----------        -------
                                (192,011)     (75,673)        (5,121)
                            ------------  -----------        -------
Operating income (loss)...         5,575      (11,561)        (4,957)
                            ------------  -----------        -------
Interest expense..........        (8,430)      (2,160)          (216)
Interest income...........         3,490          906            620
Exchange loss, net (Note
 4).......................        (4,748)      (1,473)            (7)
                            ------------  -----------        -------
                                  (9,688)      (2,727)           397
                            ------------  -----------        -------
Loss before income tax....        (4,113)     (14,288)        (4,560)
Income tax (expense)
 benefit (Note 10)........        (2,320)       1,842            513
                            ------------  -----------        -------
Net loss before minority
 interest.................        (6,433)     (12,446)        (4,047)
Minority interest in net
 loss of subsidiaries.....         3,049        5,673          1,770
                            ------------  -----------        -------
Combined net loss.........  $     (3,384) $    (6,773)       $(2,277)
                            ============  ===========        =======


    The accompanying notes are an integral part of these combined financial statements.

          BIONOVA SUBSIDIARIES (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                           THOUSANDS OF U.S. DOLLARS

                                              CUMULATIVE
                                  CONTRIBUTED TRANSLATION ACCUMULATED
                                    CAPITAL   ADJUSTMENT    DEFICIT    TOTAL
                                  ----------- ----------- ----------- -------
Investment by Bionova, S.A. de
 C.V.............................   $24,360        --           --    $24,360
Net loss for the period..........       --         --      $ (2,277)   (2,277)
                                    -------      -----     --------   -------
Balances at December 31, 1993....    24,360        --        (2,277)   22,083
Investment by Bionova, S.A. de
 C.V.............................     2,552        --           --      2,552
Net loss for the year............       --         --        (6,773)   (6,773)
Cumulative translation
 adjustment......................       --       $ (23)         --        (23)
                                    -------      -----     --------   -------
Balances at December 31, 1994....    26,912        (23)      (9,050)   17,839
Investment by Bionova, S.A. de
 C.V.............................       936        --           --        936
Net loss for the year............       --         --        (3,384)   (3,384)
Cumulative translation
 adjustment......................       --        (206)         --       (206)
                                    -------      -----     --------   -------
Balances at December 31, 1995....   $27,848      $(229)    $(12,434)  $15,185
                                    =======      =====     ========   =======


    The accompanying notes are an integral part of these combined financial statements.

         BIONOVA SUBSIDIARIES (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

                       COMBINED STATEMENT OF CASH FLOWS

                           THOUSANDS OF U.S. DOLLARS

                                          YEAR ENDED
                                         DECEMBER 31,          PERIOD FROM
                                       ------------------   FEBRUARY 10, 1993
                                         1995      1994    TO DECEMBER 31, 1993
                                       --------  --------  --------------------
Cash flows from operating activities:
  Combined net loss..................  $ (3,384) $ (6,773)       $ (2,277)
Adjustments to reconcile net income
 to net cash used in operating
 activities:
  Minority interest in net loss of
   subsidiaries......................    (3,049)   (5,673)         (1,770)
  Depreciation.......................     2,805     2,858           1,192
  Amortization of goodwill...........       538       404             404
  Deferred income taxes..............     2,320    (1,842)           (513)
Net changes (exclusive of changes due
 to subsidiaries acquired) in:
  Accounts receivable and advances to
   growers...........................   (10,683)  (11,999)        (10,758)
  Inventories........................    (4,280)      723          (3,823)
  Other assets.......................      (733)     (109)            --
  Accounts payable and accrued
   expenses..........................     4,344     2,714           3,740
  Income tax payable.................       204       (27)            --
                                       --------  --------        --------
Net cash used in operating
 activities..........................   (11,918)  (19,724)        (13,805)
                                       --------  --------        --------
Cash flows from investing activities:
  Acquisition of subsidiaries, net of
   cash acquired.....................    (2,026)     (943)            --
  Acquisition of property, plant and
   equipment.........................    (4,426)   (6,121)        (11,550)
                                       --------  --------        --------
Net cash used in investing
 activities..........................    (6,452)   (7,064)        (11,550)
                                       --------  --------        --------
Cash flows from financing activities:
  Proceeds from bank loans...........    13,122    21,932           4,945
  Amounts due to related parties.....     2,416       392             130
  Investment by Bionova, S.A. de
   C.V. .............................       936     2,552          24,360
  Investment by minority interests...       936       372             --
                                       --------  --------        --------
  Net cash provided by financing
   activities........................    17,410    25,248          29,435
                                       --------  --------        --------
Net (decrease) increase in cash and
 cash equivalents....................      (960)   (1,540)          4,080
Cash and cash equivalents at
 beginning of the period.............     2,540     4,080             --
                                       --------  --------        --------
Cash and cash equivalents at end of
 the period..........................  $  1,580  $  2,540        $  4,080
                                       ========  ========        ========
Supplemental disclosure of cash flow
 information:
Cash paid during the period for:
  Interest...........................  $  4,578  $  1,874        $     80
  Income taxes.......................       996       --              --

In connection with the formation of Agricola Batiz, S. A. de C. V. in 1993, the minority interest stockholder contributed certain assets with a fair market value of $8,180.

    The accompanying notes are an integral part of these combined financial statements.

                             BIONOVA SUBSIDIARIES
                    (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993

          (THOUSANDS OF U. S. DOLLARS, EXCEPT AS OTHERWISE INDICATED)

NOTE 1--BASIS OF PRESENTATION

  Bionova, S. A. de C. V. (Bionova Mexico), a wholly-owned subsidiary of Empresas La Moderna, S. A. de C.V. (ELM), is a Mexican corporation that carries out its activities through its operating subsidiaries. In January 1996 ELM and Bionova Mexico entered into an agreement with DNA Plant Technology Corporation (DNAP), a U.S. publicly traded corporation, whereby Bionova Mexico will transfer all of its interests in its operating subsidiaries to Bionova U.S. Inc. (Bionova), a newly formed corporation.

  The combined financial statements include the accounts of the Bionova Subsidiaries, which consist of Agricola Batiz, S. A. de C. V. and subsidiaries
(ABSA), a Mexican company, and International Produce Holding Company and subsidiaries (IPHC), a U.S. company. These companies (collectively referred to as the Bionova Subsidiaries or the Subsidiaries) were formed or acquired by Bionova Mexico as described in Note 3.

  The main activities of the Bionova Subsidiaries are the production and/or distribution of fresh produce to wholesalers and retailers. Information about the Bionova Subsidiaries' operations by geographic areas is summarized in Note
14. IPHC markets and distributes fresh produce in the United States and Canada.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and are expressed in U. S. dollars. The significant accounting policies used in the preparation of the accompanying combined financial statements are summarized below:

 a. Basis of combination

  All significant intercompany balances and transactions have been eliminated.

 b. Management estimates and assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 c. Revenue recognition

  The Bionova Subsidiaries sell produce on their own account and on behalf of growers and other parties on a commissioned basis. Revenue from such sales is recognized when the produce is shipped, net of an allowance for estimated returns. Since the Subsidiaries bear risk of loss for collection of sales proceeds, sales on behalf of growers and other parties, on which commissions are earned, are recognized at the gross sales amounts, net of allowance for estimated returns. In the combined statement of operations, 1995 sales recognized on a commissioned basis amounted to $35,080 and generated commissions of $3,189. Sales in 1994 and 1993 represent sales on their own account.

 d. Cash and cash equivalents

  Cash equivalents are stated at cost, which approximates the fair value. The Subsidiaries consider all highly liquid and temporary cash investments with original maturities of three months or less to be cash equivalents. The Subsidiaries' policy is to place its cash and cash equivalents with large credit worthy financial institutions and to limit the amount of credit exposure.

                             BIONOVA SUBSIDIARIES

 e. Advances to growers

  Advances to growers are made for supplies, seed, harvesting and other growing costs. The advances are repaid from amounts withheld from sales proceeds due to growers.

 f. Associations

  The Bionova Subsidiaries have entered into certain participation agreements with growers under which the Subsidiaries share in the profits and losses associated with growing activities. Since the Subsidiaries exercise control over the associations, the Subsidiaries consolidate the results of operations of those growing activities in the statement of operations.

 g. Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method for finished produce. Cost of growing crops includes direct material and labor and an allocation of indirect costs and are accumulated until the time of the harvest, subject to lower of cost or market adjustments.

 h. Property, plant and equipment

  Property, plant and equipment are stated at their acquisition cost. Additions to property, plant and equipment, including significant betterments and renewals, are capitalized. Maintenance and repair costs are charged to expense as incurred. Depreciation is computed using straight-line methods over estimated useful lives mentioned in Note 8.

 i. Concentration of credit risk

  Financial instruments which potentially subject the Bionova Subsidiaries to concentrations of credit risk consist principally of trade receivables and advances to growers. Credit risk associated with the trade accounts receivable is limited due to the quality of customers comprising the Subsidiaries' customer base. Concentrations of credit risk associated with the advances to growers is limited due to the geographic dispersion of the growers. However, there can be no assurance that an event outside of the Subsidiaries' control will not occur and cause these advances to be at risk. The Bionova Subsidiaries perform on-going credit evaluations of their customers' and growers' financial condition to determine the need for an allowance for doubtful accounts. Except as discussed in Note 6, the Bionova Subsidiaries have not experienced significant losses and management believes that adequate provision has been made for any such credit risk.

 j. Acquisitions

  Underlying assets and liabilities of acquired companies are recorded at fair market values and the excess purchase price is recorded as goodwill. This goodwill has been pushed down from Bionova Mexico. The Bionova Subsidiaries periodically evaluate the recoverability of the recorded goodwill based upon projected operating income of the related subsidiary. Goodwill is amortized over 20 years.

 k. Impairment of long-lived assets

  Management periodically reviews for impairment the long-lived assets and certain identifiable intangibles to be held and used by the Bionova Subsidiaries whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized whenever it is determined that recoverability is impaired. Measurement of an impairment loss for long-lived assets and identifiable intangibles that they expect to hold and use is based on the fair value of the asset.

                             BIONOVA SUBSIDIARIES

 l. Income taxes

  Income tax is provided using the asset and liability approach following the provisions of the Statement of Financial Accounting Standard (SFAS) No. 109. Under this approach, deferred taxes are provided for the differences between the financial statement and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Current income tax expense is the amount of income taxes expected to be payable for the current year.

 m. Fair value of financial instruments

  The carrying amount of the Subsidiaries' financial instruments, including cash and cash equivalents, trade receivables and payables, and advances to growers, approximate their fair market value due to their short-term maturities. The carrying amount of the Subsidiaries' long-term receivables and debt is estimated to approximate their fair value.

 n. Translation of financial statements

  The financial statements for subsidiaries whose functional currency is not the U.S. dollar are translated in the following manner: assets and liabilities at the year end rates; stockholders' equity at historical rates and results of operations at the average exchange rates during the year. The effects of exchange rate changes are reflected as a separate component of stockholders' equity.

  For subsidiaries whose activities are recorded in currencies which are not the functional currency, the components in the financial statements are translated in the following manner:

                                                                   EXCHANGE RATE
                                                                   -------------
   Balance Sheet
     Current assets except inventories............................    year-end
     Inventories..................................................  historical
     Liabilities..................................................    year-end
     Property, plant and equipment................................  historical
     Stockholders' equity.........................................  historical
   Results of operations
     Sales........................................................  historical
     Cost of sales................................................  historical
     Depreciation and amortization................................  historical
     Interest.....................................................     average
     Other expenses and income....................................     average
     Income taxes.................................................     average

  Gains and losses in remeasurement arise mainly from the effect of exchange rate fluctuations on net monetary items denominated in pesos and are included in the results of operations.

 o. Pro forma net loss per share

  Pro forma net loss per share is not presented because the information is not meaningful.

 p. Impact of recently issued accounting pronouncements

  The potential effects of adoption of recently issued accounting pronouncements are not anticipated to have a material effect on the financial position and results of operations of the Bionova Subsidiaries.

                             BIONOVA SUBSIDIARIES

NOTE 3--ACQUISITIONS

  During the periods ended December 31, 1995, 1994 and 1993, Bionova Mexico acquired control of its subsidiaries, as follows:

  .50.004% of ABSA, a Mexican producer of fresh produce, was acquired during March 1993. The purchase price totalled approximately $24,360 in cash, and resulted in recognition of goodwill of $8,075. In 1995 Bionova and the minority stockholder each made an additional capital contribution of $936.

  .During December 1993, Bionova Mexico made a capital contribution toward the formation of Tanimura Distributing, Inc. (Tanimura). The contribution amounted to $191 in cash and represented a 38% stake in Tanimura. Later, during December 1994, this investment was contributed to IPHC. Due to the fact that, since the Tanimura inception, the Subsidiaries exercised control over this company, Tanimura is included as a subsidiary in the accompanying statement of operations beginning in January 1994.

  .During December 1994 Bionova Mexico made a capital contribution toward the formation of Premier Fruits & Vegetables BBL, Inc. (Premier) in the amount of $161 in cash, representing a 40% share of the capital stock. This investment was contributed to IPHC during December 1994.

  .During December 1994, Bionova Mexico acquired 51% of IPHC for $2,200 in cash. This U. S. company distributes fresh produce within the United States and Canada through its subsidiaries, R. B. Packing, Inc., R. B. Packing of California, Inc. (all 100% owned), Tanimura (75% owned) and Premier (80% owned). The goodwill resulting from this acquisition amounted to $675.

  .In January 1995, ABSA acquired a 50.01% stake in Interfruver de Mexico, S.
  A. de C. V. (Interfruver), a Mexican distributor of fresh produce, for $2,055 in cash, resulting in recognition of goodwill of $1,940. The agreement to acquire Interfruver establishes that, in addition to the purchase price mentioned above, a contingent payment of $2,000 could be paid to the sellers (the minority stockholders) on an earnout basis over a four-year period beginning in 1995. This contingent payment, if any, of the purchase price will result in an increase in goodwill and the related amortization in the future. No amounts were paid in 1995 under this agreement.

  The following table summarizes the net investment by Bionova Mexico in the companies acquired since 1993.

                                                           AT DECEMBER 31,
                                                      --------------------------
                                                        1995     1994     1993
                                                      -------- -------- --------
Company acquired
ABSA................................................. $ 25,296 $ 24,360 $ 24,360
Tanimura.............................................      191      191
IPHC.................................................    2,200    2,200
Premier..............................................      161      161
                                                      -------- -------- --------
                                                      $ 27,848 $ 26,912 $ 24,360
                                                      ======== ======== ========

  These acquisitions were accounted for under the purchase method. The companies are included in the combined financial statements since the date of their acquisition. Tanimura and Premier had no operations prior to their formation with Bionova Mexico as controlling stockholder.

                             BIONOVA SUBSIDIARIES

  The following unaudited pro forma financial information assumes that the IPHC acquisition occurred at the beginning of 1994 and gives effect to certain adjustments, including depreciation and amortization of the assets acquired, amortization of goodwill, and related income tax effects.

                                                              PRO FORMA COMBINED
                                                              ------------------
                                                                 (UNAUDITED)
   Net sales.................................................      $ 89,730
   Net loss..................................................        (5,882)

  The pro forma results are presented for information purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above date, nor are they necessarily indicative of future operating results. Reliable financial information for IPHC in 1993 and for Interfruver in 1994 and 1993 does not exist.

NOTE 4--EXCHANGE LOSS

  In December 1994 the Mexican government devalued the peso and, since then, has allowed it to float freely in the foreign exchange market. At December 31, 1995 the exchange rate was Ps7.739 to the U.S. dollar (Ps4.995 and Ps3.107 at December 31, 1994 and 1993, respectively).

  Exchange losses amounted to $4,748, $1,473 and $7 in 1995, 1994 and 1993.

NOTE 5--ACCOUNTS RECEIVABLE

  Accounts receivable comprised the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
   Trade.................................................... $ 24,092  $ 10,135
   Current portion of long-term
    accounts receivable.....................................      360       --
   Mexican value-added-tax recoverable......................      980     1,177
   Officers and employees...................................       32        40
   Sundry debtors...........................................       10       130
                                                             --------  --------
                                                               25,474    11,482
   Allowance for doubtful accounts and returns..............      (30)
                                                             --------  --------
                                                             $ 25,444  $ 11,482
                                                             ========  ========

  The Bionova Subsidiaries sell their produce primarily to retailers and wholesalers in the United States, Mexico and Canada. No single customer accounted for more than 5% of the Subsidiaries' sales and there were no significant accounts receivable from a single customer at December 31, 1995 and 1994.

NOTE 6--ADVANCES TO GROWERS

  The Bionova Subsidiaries have agreements with certain produce growers, in Mexico and in the United States, whereby a significant portion of growing costs are paid in advance by the Subsidiaries. The costs are recorded as advances to growers and are recognized as a component of cost of produce sales when the produce is sold. The advances in Mexico ($10,689 at December 31, 1995) in some cases are secured by promissory notes and/or the right to use the acreage if the advances are not repaid. Advances to growers in the United States ($2,200 at December 31, 1995) are generally not collateralized. Because of failed crops, the age and repayment history associated with some of these advances, a valuation allowance of $5,000 was recorded at December 31, 1995.

                             BIONOVA SUBSIDIARIES

  The advances earn interest of 12% at December 31, 1995 and 1994. Interest income from these advances amounted to $811 and $279 in 1995 and 1994, respectively.

NOTE 7--INVENTORIES

  Inventories comprised the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
   Finished produce........................................... $ 3,357  $   721
   Growing crops..............................................   8,436    6,161
   Advances to suppliers......................................     718      956
   Spare parts and materials..................................   1,932    2,607
   Merchandise in transit.....................................     387      236
                                                               -------  -------
                                                                14,830   10,681
   Allowance for slow moving inventory........................    (100)    (231)
                                                               -------  -------
                                                               $14,730  $10,450
                                                               =======  =======

NOTE 8--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment comprised the following:

                                                      DECEMBER 31,     ESTIMATED
                                                     ----------------   USEFUL
                                                      1995     1994      LIFE
                                                     -------  -------  ---------
   Land............................................. $ 8,490  $ 7,963       --
   Buildings........................................   6,767    6,565  25 years
   Machinery and equipment..........................   8,366    6,091  15 years
   Office equipment.................................   3,341    2,928   4 years
   Transportation equipment.........................   2,126    2,026  10 years
   Vineyards and agricultural tools.................   2,672    2,307   3 years
   Land improvements................................     438      422  13 years
                                                     -------  -------
                                                      32,200   28,302
   Accumulated depreciation and amortization........  (6,217)  (3,942)
                                                     -------  -------
                                                     $25,983  $24,360
                                                     =======  =======

  Equipment amounting to $5,279 at December 31, 1995 and 1994 has been recorded above under capitalized leases. Related accumulated depreciation amounted to $951 and $634 at December 31, 1995 and 1994, respectively, and related depreciation amounted to $317, for each of the years ended on December 31, 1995 and 1994 and for the period from February 10, 1993 to December 31, 1993.

NOTE 9--BANK LOANS AND LONG-TERM DEBT

 Short-term bank loans

  Short-term bank loans consist of amounts due to banks, denominated in U.S. dollars, under various line of credit facilities. The lines of credit contain certain covenants which, among other things, require maintenance of certain ratio levels and tangible net worth levels. Bionova Mexico is in compliance with those covenants. The

                             BIONOVA SUBSIDIARIES
lines of credit have various maturity dates ranging from March, 1996 to December, 1996. The lines of credit bear interest at prime (8.5% at December 31, 1995 and 1994) plus 0.25% to Libor (5.64% at December 31, 1995) plus
10.0%, and certain lines of credit with borrowings outstanding of $7,972 are secured primarily by the same amount of accounts receivable and inventories.

  Various credit facilities are available with banks whereby the Bionova Subsidiaries may borrow upon such terms as the Subsidiaries and the banks mutually agree. At December 31, 1995, such credit lines amounted to $36,560 approximately, of which $5,305 was not used.

  The amounts due under lines of credit arrangements with Mexican banks are generally renewable at the discretion of the banks. The Bionova Subsidiaries have informal arrangements with these banks which permit additional borrowings, subject to the availability of funds by the banks.

 Long-term debt

  Combined obligations under long-term debt arrangements are denominated in U.S. dollars and are comprised of:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1995     1994
                                                               -------  ------
   Unsecured bank loan bearing interest at 16.5%. Principal
    and interest are payable in one installment due May
    1997.....................................................  $ 8,508
   Capital leases secured by the related equipment acquired,
    bearing interest at variable annual rates (12% at
    December 31, 1995 and 1994)..............................    1,222  $1,619
   Mortgage notes payable to banks secured by the related
    real estate, interest at prime (8.5% at December 31, 1995
    and 1994) plus 1.5% interest payable monthly and maturing
    on dates through June 2000...............................      687     679
   Other.....................................................      415     243
                                                               -------  ------
                                                                10,832   2,541
   Less current portion......................................     (610)   (318)
                                                               -------  ------
   Long-term portion.........................................  $10,222  $2,223
                                                               =======  ======

  The maturities of the long-term debt at December 31, 1995 are as follows:

   1997................................................................. $ 9,511
   1998.................................................................     283
   1999.................................................................     214
   2000.................................................................     214
                                                                         -------
                                                                         $10,222
                                                                         =======

                             BIONOVA SUBSIDIARIES

NOTE 10--INCOME TAXES

  The (charges) credits to income are summarized as follows:

                                                                PERIOD FROM
                                                                FEBRUARY 10,
                                      YEAR ENDED DECEMBER 31,     1993 TO
                                      ------------------------- DECEMBER 31,
                                          1995         1994         1993
                                      ------------  ----------- ------------ ---
Current
  United States
  Federal............................ $       (740)
  State..............................         (256)
                                      ------------
                                              (996)
                                      ------------
Deferred
  Mexico--Federal....................         (955) $     1,460     $513
  United States
  Federal............................         (323)         382
  State..............................          (46)
                                      ------------  -----------     ----
                                            (1,324)       1,842      513
                                      ------------  -----------     ----
Income tax (expense) benefit.........      $(2,320) $     1,842     $513
                                      ============  ===========     ====

  Income tax (expense) benefit differs from the amounts computed by applying the statutory federal income tax rate (34% in both Mexico and the United States) to pretax income as a result of the following.

                                                                  PERIOD FROM
                                                                  FEBRUARY 10,
                                        YEAR ENDED DECEMBER 31,     1993 TO
                                        ------------------------  DECEMBER 31,
                                           1995         1994          1993
                                        -----------  -----------  ------------
Computed expected tax benefit at the
 statutory rate in Mexico (34%)........ $     1,398  $     4,857     $1,550
Special tax rate of 17% for
 agricultural business in Mexico.......      (1,122)      (1,915)      (663)
Net operating losses for which tax
 benefit was lost due to the peso
 devaluation...........................      (1,235)        (890)
Inflationary component.................      (1,064)        (188)      (208)
Depreciation on inflation--indexed
 value of fixed assets.................         252          197         69
State taxes............................        (210)
Other permanent differences............        (339)        (219)      (235)
                                        -----------  -----------     ------
                                            $(2,320) $     1,842     $  513
                                        ===========  ===========     ======

                             BIONOVA SUBSIDIARIES

  Significant components of the Bionova Subsidiaries' deferred tax liabilities and assets at December 31, 1995 and 1994 are shown below:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
   Deferred tax assets
   Net operating loss carryforward............................ $ 2,403  $ 3,510
   Allowance for amounts advanced to growers..................     850      --
   Other......................................................      49       16
                                                               -------  -------
   Total deferred tax assets..................................   3,302    3,526
   Valuation allowance........................................     (21)     (23)
                                                               -------  -------
   Net deferred tax assets....................................   3,281    3,503
                                                               -------  -------
   Deferred tax liabilities
   Inventories................................................  (1,818)  (1,165)
   Other......................................................    (219)    (106)
                                                               -------  -------
   Total deferred tax liabilities.............................  (2,037)  (1,271)
                                                               -------  -------
   Net deferred tax assets.................................... $ 1,244  $ 2,232
                                                               =======  =======

  The Mexican asset tax of 1.8% on certain net assets is not applicable in the first four years of operations. This tax, once applicable, is due if federal income taxes are not in excess of the asset tax. It can be recovered in future years from future income taxes in excess of the future asset tax.

  At December 31, 1995 the Bionova Subsidiaries had net operating loss carryforwards of approximately $23,222, which can be inflation-indexed in Mexico until the date of its application against future taxable profits and expire as follows:

   DECEMBER 31,                                           MEXICO   U.S.   TOTAL
   ------------                                           ------- ------ -------
   2003.................................................. $ 9,106        $ 9,106
   2004..................................................  12,016         12,016
   2005..................................................     864            864
   2008..................................................         $1,236   1,236
                                                          ------- ------ -------
                                                          $21,986 $1,236 $23,222
                                                          ======= ====== =======

  The contemplated merger, as discussed in Note 1, would cause a substantial change in the ownership of the Bionova subsidiaries. Therefore, under provisions of the U.S. Internal Revenue Code, the Subsidiaries' ability to utilize the net operating loss carryforwards relating to their U.S. operations may be limited.

  Management periodically reviews and evaluates the likelihood of realizing the future tax benefits of recorded deferred tax assets and provides a valuation allowance as deemed appropriate. Management believes that it is more likely than not that the deferred tax assets at December 31, 1995 will be realized by the Company.

NOTE 11--BALANCES AND TRANSACTIONS WITH RELATED PARTIES

  The short-term accounts payable to related parties shown in the combined balance sheet bear interest at variable rates similar to those prevailing in the market place. The debt with related parties arose from the long-term credit line made available to affiliates of Bionova Mexico and bears interest at variable rates similar to those prevailing in the market place. The credit line expires in 2003.

                             BIONOVA SUBSIDIARIES

  The combined statement of operations includes the following charges in respect of transactions with related parties.

                                                                  PERIOD FROM
                                                     YEAR ENDED   FEBRUARY 10,
                                                    DECEMBER 31,    1993 TO
                                                   -------------- DECEMBER 31,
                                                    1995   1994       1993
                                                   ------ ------- ------------
Commissions paid to IPHC subsidiaries before
 acquisition......................................    --  $ 3,784    $  308
Interest.......................................... $  223     --        --
Labor and administrative services.................  8,381  12,624     5,296
Insurance premiums................................    339     --        --

  ABSA has no employees. A company which is controlled by the minority stockholder makes available its employees to ABSA and ABSA pays a fee to the Company pursuant to a contractual arrangement.

  Advances to growers includes a balance due from a grower who is a relative of the minority stockholders of ABSA. The balance with this grower amounted to $1,642 and $1,975 at December 31, 1995 and 1994 and the interest earned on that account amounted to $197 during 1995 and $77 in 1994.

  In 1993, cost of sales includes $3,589 of advances to a grower related to a minority stockholder which were not collected due to a failed crop.

NOTE 12--OTHER INCOME (EXPENSES)

  Other income (expenses) in 1995 includes $3,160 representing the income that arose from sales of seeds, agrochemicals, spare parts and other materials to growers. In addition it includes $527 of technical and support services provided to the growers.

NOTE 13--COMMITMENTS AND CONTINGENCIES

 Contingencies

  a. R. B. Packing, Inc., a subsidiary of IPHC, is currently undergoing an audit by the Internal Revenue Service for 1991 and 1992. The IRS has asserted that the sales commissions charged to ABSA are too low. The company believes that the sales commissions charged between related parties are reasonable and supportable, and that it will ultimately prevail. Management believes that the ultimate outcome of this matter will not be significant and no provision for any liability which may result from this matter, has been recorded in the combined financial statements.

  b. In August 1995, R.B. Packing, Inc. received a subpoena from the United States Departments of Agriculture and of Justice, Anti-Trust Division. The United States Department of Justice conducted an investigation to determine whether certain anti-trust laws were violated in the produce industry. The subpoena required R.B. Packing, Inc. to furnish certain documents, which the company provided. R.B. Packing, Inc. subsequently received notice that the investigation was terminated without liability to R.B. Packing, Inc.

  c. In addition to the foregoing, the Bionova Subsidiaries have from time to time encountered litigation in the normal course of business. Management, however, believes that the ultimate resolution of these claims will not be material.

                             BIONOVA SUBSIDIARIES

 Commitments

  The Bionova Subsidiaries lease certain facilities and land under noncancellable operating lease agreements. The leases expire at various dates through 2000 and provide that the Bionova Subsidiaries pay the taxes, insurance and maintenance expenses related to the leased facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term.

  The aggregate future minimum lease commitments are due as follows:

     FOR THE YEAR
   ENDING DECEMBER 31
   ------------------
     1996............................................................... $  576
     1997...............................................................    243
     1998...............................................................    262
     1999...............................................................     71
     2000...............................................................      4
                                                                         ------
   Total future minimum lease payments.................................. $1,156
                                                                         ======

  Rent expense incurred under the noncancellable operating leases totaled $623 in 1995 and $606 in 1994.

NOTE 14--OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

  Information about Bionova Subsidiaries' operations by geographic areas is summarized as follows:

                                                        ADJUSTMENTS
                                      UNITED                AND
                            MEXICO    STATES    OTHER   ELIMINATIONS COMBINED
                           --------  --------  -------  ------------ --------
1995
Sales to unaffiliated
 customers................ $ 54,735  $125,974  $16,877               $197,586
Transfers.................   57,972    12,630      --     $(70,602)       --
                           --------  --------  -------    --------   --------
Total revenue............. $112,707  $138,604  $16,877    $(70,602)  $197,586
                           ========  ========  =======    ========   ========
Operating income (loss)... $  2,266  $  3,966  $  (330)   $   (327)  $  5,575
                           ========  ========  =======    ========   ========
Identifiable assets....... $ 70,108  $ 24,052  $ 1,950    $ (6,984)  $ 89,126
                           ========  ========  =======    ========   ========
1994
Sales to unaffiliated
 customers................ $ 38,851  $ 25,261                        $ 64,112
                           ========  ========                        ========
Operating loss............ $(11,101) $   (842)            $    382   $(11,561)
                           ========  ========             ========   ========
Identifiable assets....... $ 57,711  $ 14,949  $   705    $ (1,683)  $ 71,682
                           ========  ========  =======    ========   ========
1993
Sales to unaffiliated
 customers................ $    164                                  $    164
                           ========                                  ========
Operating loss............ $  4,957                                  $  4,957
                           ========                                  ========
Identifiable assets....... $ 45,428                                  $ 45,428
                           ========                                  ========

                              BIONOVA SUBSIDIARIES
                   (SUBSIDIARIES OF BIONOVA, S. A. DE C. V.)

                        UNAUDITED COMBINED BALANCE SHEET
                           THOUSANDS OF U.S. DOLLARS

                                                          MARCH 31, DECEMBER 31,
                                                            1996        1995
                                                          --------- ------------
                         ASSETS
Current assets:
Cash and cash equivalents................................  $ 3,328    $ 1,580
Accounts receivable......................................   25,836     25,444
Advances to growers......................................   14,441      7,889
Inventories..............................................   10,829     14,730
Other current assets.....................................      107        142
                                                           -------    -------
    Total current assets.................................   54,541     49,785
Property, plant and equipment, net.......................   25,903     25,983
Deferred income taxes....................................    3,281      3,281
Goodwill, net............................................    9,184      9,319
Other assets.............................................      471        758
                                                           -------    -------
    Total assets.........................................  $93,380    $89,126
                                                           =======    =======
          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Short-term bank loans....................................  $32,571    $32,493
Current portion of long-term debt........................      575        610
Accounts payable to related parties......................      920      2,645
Payable to growers.......................................   18,993      8,885
Accounts payable and accrued expenses....................    3,176      8,153
Deferred income taxes....................................    2,399      2,037
                                                           -------    -------
    Total current liabilities............................   58,634     54,823
Long-term debt...........................................    9,932     10,222
Long-term debt with related parties......................      686        293
                                                           -------    -------
    Total liabilities....................................   69,252     65,338
                                                           -------    -------
Minority interests.......................................    8,907      8,603
                                                           -------    -------
Commitments and contingencies
Stockholder's equity.....................................   15,221     15,185
                                                           -------    -------
Total liabilities and stockholder's equity...............  $93,380    $89,126
                                                           =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                              BIONOVA SUBSIDIARIES
                    (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS
                           THOUSANDS OF U.S. DOLLARS

                                                          THREE MONTH PERIOD
                                                            ENDED MARCH 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Net sales................................................ $  51,027  $  51,197
Other income, net........................................       332      1,676
                                                          ---------  ---------
                                                             51,359     52,873
                                                          ---------  ---------
Cost of sales............................................   (40,622)   (42,747)
Selling and administrative expenses......................    (6,903)    (6,535)
Amortization of goodwill.................................      (135)      (135)
                                                          ---------  ---------
                                                            (47,660)   (49,417)
                                                          ---------  ---------
Operating income.........................................     3,699      3,456
                                                          ---------  ---------
Interest expense.........................................    (1,658)    (1,160)
Interest income..........................................       510        609
Exchange loss, net.......................................    (1,268)    (1,034)
                                                          ---------  ---------
                                                             (2,416)    (1,585)
                                                          ---------  ---------
Income before income tax.................................     1,283      1,871
Income tax expense.......................................    (1,093)    (1,813)
                                                          ---------  ---------
Net income before minority interest......................       190         58
Minority interest in net income of subsidiaries..........      (154)      (213)
                                                          ---------  ---------
Combined net income (loss)............................... $      36  $    (155)
                                                          =========  =========


    The accompanying notes are an integral part of these combined financial statements.

                              BIONOVA SUBSIDIARIES
                    (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

                   UNAUDITED COMBINED STATEMENT OF CASH FLOWS
                           THOUSANDS OF U.S. DOLLARS

                                                         THREE MONTH PERIOD
                                                           ENDED MARCH 31,
                                                         --------------------
                                                           1996       1995
                                                         ---------  ---------
Cash flow from operating activities:
  Combined net income (loss)............................ $      36  $    (155)
Adjustments to reconcile net income (loss) to net cash
 used in operating activities:
  Minority interest in net income of subsidiaries.......       154        213
  Depreciation..........................................       701        701
  Amortization of goodwill..............................       135        135
  Deferred income taxes.................................     1,093      1,813
Net changes (exclusive of changes due to subsidiaries
 acquired) in:
  Accounts receivable and advances to growers...........    (6,944)    (4,949)
  Inventories...........................................     3,901      5,370
  Other assets..........................................       322       (499)
  Accounts payable and accrued expenses.................     5,131     (5,104)
  Income tax payable, net...............................    (1,282)       580
                                                         ---------  ---------
Net cash provided by (used in) operating activities.....     3,247     (1,895)
                                                         ---------  ---------
Cash flows from investing activities:
  Acquisition of subsidiaries, net of cash acquired.....               (2,026)
  Disposition (acquisition) of property, plant and
   equipment............................................        80     (1,980)
                                                         ---------  ---------
Net cash provided by (used in) investing activities.....        80     (4,006)
                                                         ---------  ---------
Cash flows from financing activities:
  Net proceeds from short-term bank loans...............      (247)     6,919
  Amounts due to related parties........................    (1,332)    (1,497)
  Investment by Bionova, S. A. de C. V..................                  936
  Investment by minority interests......................                  936
                                                         ---------  ---------
Net cash (used in) provided by financing activities.....    (1,579)     7,294
                                                         ---------  ---------
Net increase in cash and cash equivalents...............     1,748      1,393
Cash and cash equivalent at beginning of the period.....     1,580      2,540
                                                         ---------  ---------
Cash and cash equivalent at end of the period........... $   3,328  $   3,933
                                                         =========  =========

    The accompanying notes are an integral part of these combined financial statements.

                             BIONOVA SUBSIDIARIES
                    (SUBSIDIARIES OF BIONOVA, S.A. DE C.V.)

               NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
                          (THOUSANDS OF U.S. DOLLARS)

NOTE 1--BASIS OF PRESENTATION

  The unaudited combined financial statements included herein have been prepared by the Bionova Subsidiaries, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the combined financial statements and notes thereto for the year ended December 31, 1995 included elsewhere in this Proxy.

  In the opinion of the Bionova Subsidiaries' management, the accompanying unaudited combined financial statements contain adjustments, all of which are of a normal recurring nature, necessary to present fairly the Bionova Subsidiaries' financial position as of March 31, 1996 and the results of its operations and its cash flows for the three months ended March 31, 1996 and 1995. Interim results are not necessarily indicative of results for the full fiscal year.

NOTE 2--INVENTORIES

  Inventories consist of the following:

                                                MARCH 31, 1996 DECEMBER 31, 1995
                                                -------------- -----------------
   Finished produce............................    $ 2,816          $ 3,357
   Growing crops...............................      3,402            8,436
   Advances to suppliers.......................      1,382              718
   Spare parts and materials...................      2,911            1,932
   Merchandise in transit......................        418              387
                                                   -------          -------
                                                    10,929           14,830
   Allowance for slow moving inventory.........       (100)            (100)
                                                   -------          -------
                                                   $10,829          $14,730
                                                   =======          =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Bionova U.S. Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Bionova U.S. Inc. and its subsidiary at March 31, 1996, and the results of their operations and their cash flows for the period from January 12, 1996 (date of inception) to March 31, 1996, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
May 6, 1996

                               BIONOVA U.S. INC.
              (A WHOLLY-OWNED SUBSIDIARY OF BIONOVA, S.A. DE C.V.)

                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996

                              ASSETS
Current Assets:
  Cash.............................................................  $   25,000
  Accrued interest receivable......................................      87,055
  Receivable from grant of option for patent sublicense to related
   party...........................................................      50,000
                                                                     ----------
Total Current Assets...............................................     162,055
Note receivable....................................................   5,000,000
                                                                     ----------
    Total Assets...................................................  $5,162,055
                                                                     ==========
               LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Accrued interest payable.........................................  $   87,055
  Accrued royalty fees.............................................      50,000
  Note payable to affiliate........................................   5,000,000
                                                                     ----------
Total Current Liabilities..........................................   5,137,055
                                                                     ----------
Stockholder's equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, 0
 shares issued and outstanding.....................................         --
Common stock, $.01 par value, 250,000,000 shares authorized, 25,000
 shares issued and outstanding.....................................         250
Additional paid-in capital.........................................      24,750
Retained earnings..................................................         --
                                                                     ----------
    Total Stockholder's Equity.....................................      25,000
                                                                     ----------
    Total Liabilities and Stockholder's Equity.....................  $5,162,055
                                                                     ==========


  The accompanying notes are an integral part of these consolidated financial statements

                               BIONOVA U.S. INC.
              (A WHOLLY-OWNED SUBSIDIARY OF BIONOVA, S.A. DE C.V.)

                        CONSOLIDATED STATEMENT OF INCOME
            FOR THE PERIOD FROM JANUARY 12, 1996 (DATE OF INCEPTION)
                               TO MARCH 31, 1996

Revenues:
  Interest income..................................................... $ 87,055
  Grant of option for patent sublicense to related party..............   50,000
                                                                       --------
    Total revenues....................................................  137,055
                                                                       --------
Expenses:
  Interest expense....................................................   87,055
  Royalty expense.....................................................   50,000
                                                                       --------
    Total expenses....................................................  137,055
                                                                       --------
  Net income.......................................................... $    --
                                                                       ========



  The accompanying notes are an integral part of these consolidated financial statements

                               BIONOVA U.S. INC.
              (A WHOLLY-OWNED SUBSIDIARY OF BIONOVA, S.A. DE C.V.)

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
   FOR THE PERIOD FROM JANUARY 12, 1996 (DATE OF INCEPTION) TO MARCH 31, 1996

                                             ADDITIONAL              TOTAL
                            SHARES    COMMON  PAID-IN   RETAINED STOCKHOLDER'S
                          OUTSTANDING STOCK   CAPITAL   EARNINGS    EQUITY
                          ----------- ------ ---------- -------- -------------
Issuance of common
 stock...................   25,000     $250   $24,750     $--       $25,000
Net income...............                                  --           --
                            ------     ----   -------     ----      -------
Balance at March 31,
 1996....................   25,000     $250   $24,750     $--       $25,000
                            ======     ====   =======     ====      =======



  The accompanying notes are an integral part of these consolidated financial statements

                               BIONOVA U.S. INC.
              (A WHOLLY-OWNED SUBSIDIARY OF BIONOVA, S.A. DE C.V.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM JANUARY 12, 1996 (DATE OF INCEPTION)
                               TO MARCH 31, 1996

Cash flows from operating activities:
  Net income...................................................... $       --
  Adjustments to reconcile net income to net cash provided by operating activities:
  Increase in accrued interest receivable.........................     (87,055)
  Increase in receivable from grant of option.....................     (50,000)
  Increase in accrued interest payable............................      87,055
  Increase in accrued royalty fees................................      50,000
                                                                   -----------
    Net cash provided by operating activities.....................         --
                                                                   -----------
Cash flows from investing activities:
  Increase in note receivable.....................................  (5,000,000)
                                                                   -----------
    Net cash used in investing activities.........................  (5,000,000)
                                                                   -----------
Cash flows from financing activities:
  Issuance of common stock........................................      25,000
  Increase in note payable........................................   5,000,000
                                                                   -----------
    Net cash provided by financing activities.....................   5,025,000
                                                                   -----------
Net increase in cash..............................................      25,000
Cash, beginning of period.........................................         --
                                                                   -----------
Cash, end of period............................................... $    25,000
                                                                   ===========


  The accompanying notes are an integral part of these consolidated financial statements

                               BIONOVA U.S. INC.
             (A WHOLLY-OWNED SUBSIDIARY OF BIONOVA, S.A. DE C.V.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation

  Bionova U.S. Inc. (the Company) was formed to be the holding company of the consolidated group including certain subsidiaries of Bionova, S.A. de C.V., and DNA Plant Technology Corporation (DNAP).

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Bionova Acquisition, Inc. All intercompany accounts and transactions are eliminated in consolidation.

  The Company's financial statements are prepared in conformity with generally accepted accounting principles in the United States of America.

 Concentration of credit risk

  The Company has a note receivable from DNAP which bears interest at a fixed rate of 10.25%. Principal and accrued interest are due on the earlier of (i) January 26, 1999 or (ii) the date DNAP consummates an alternative transaction if the merger of Bionova Acquisition, Inc. with DNAP (the "Merger") is not effected. Accrued interest receivable on the note is $87,055 at March 31, 1996.

  The note receivable is secured by assignment to the Company of DNAP's right, title and interest in certain patents. If the Merger is not effected, failure by DNAP to meet its obligation related to the note could have a material adverse effect on the Company's business.

  If the Merger is not effected before July 1, 1996, and DNAP is not in default under the loan agreement, the Company has agreed to lend DNAP an additional $5,000,000.

 Fair value of financial instruments

  The carrying amount of the Company's financial instruments, including cash, approximate their fair value due to their short-term maturities. The carrying value of the Company's non-current note receivable is estimated to approximate its fair value.

 Income and expense recognition

  Interest income and interest expense are recognized as earned (incurred) and are accrued in the financial statements.

2. NOTE PAYABLE

  Note payable at March 31, 1996 consists of the following note to a related party:

   Demand note payable, interest rate
   fixed at 10.25%, principal and interest
   payable on demand.                       $5,000,000

  Accrued interest payable on the note is $87.055 at March 31, 1996.

                               BIONOVA U.S. INC.

  If the Merger is consummated, the parent of Bionova, S.A. de C.V. or an affiliate thereof will contribute to the capital of the Company an amount equal to the then outstanding balance of the note payable. In the event the Merger does not occur, this note is payable on demand.

3. LICENSE AGREEMENT

  The Company has entered into a license agreement with DNAP to use certain patents and to make, have made, use and sell certain licensed products. The royalty fee payable by the Company is $50,000 for the quarter ended March 31, 1996, $125,000 for the quarter ended June 30, 1996 and $250,000 for each quarter thereafter during which the license agreement is in effect.

  The Company has granted to a related party the option to obtain a sublicense from the Company to use certain licensed patents in the field of tobacco products and to make, have made, use and sell certain licensed products related to the field of tobacco. The term of this option was for two months ended March 31, 1996, extendable by the related party for an additional six months. In exchange for the option the related party is obligated to pay $50,000 to the Company for the initial two months and $5,000 per month for each additional month. The related party has extended the term for an additional three months.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of R.B. Packing, Inc., R.B. Packing of California, Inc. and Batiz & Sons, Inc.

  In our opinion, the accompanying combined balance sheet and the related combined statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of R.B. Packing, Inc., R.B. Packing of California, Inc. and Batiz & Sons, Inc. (collectively referred to as the Company) at December 31, 1994, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Diego, California
June 4, 1996

  R.B. PACKING, INC., R.B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

                             COMBINED BALANCE SHEET

                               DECEMBER 31, 1994

                          (THOUSANDS OF U.S. DOLLARS)

ASSETS
Current assets:
  Cash and cash equivalents............................................ $ 1,257
  Accounts receivable..................................................   4,242
  Accounts receivable from related parties.............................   1,702
  Advances to growers..................................................     884
  Inventories..........................................................     414
  Deferred income taxes................................................     183
  Prepaid expenses and other assets....................................      42
                                                                        -------
    Total current assets...............................................   8,724
Property and equipment, net............................................   2,560
                                                                        -------
                                                                        $11,284
                                                                        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities............................. $ 1,100
  Accounts payable to growers..........................................   2,714
  Accounts payable to related parties..................................   1,186
  Bank lines of credit.................................................   2,355
  Current portion of long-term debt....................................     256
                                                                        -------
    Total current liabilities..........................................   7,611
Long-term debt, less current portion...................................     683
                                                                        -------
    Total liabilities..................................................   8,294
Commitments and contingencies (Note 6).................................
Stockholders' equity...................................................   2,990
                                                                        -------
                                                                        $11,284
                                                                        =======


            See accompanying notes to combined financial statements.

  R.B. PACKING, INC., R.B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

                          COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1994

                          (THOUSANDS OF U.S. DOLLARS)

Sales.................................................................. $54,917
                                                                        -------
Costs and expenses:
  Cost of produce sold.................................................  49,980
  Distribution costs...................................................     998
  General and administrative...........................................   1,697
  Marketing and selling................................................     760
  Interest expense.....................................................     188
  Other (income) expense, net..........................................    (211)
                                                                        -------
                                                                         53,412
                                                                        -------
Income before income taxes.............................................   1,505
Provision for income taxes.............................................    (580)
                                                                        -------
Net income............................................................. $   925
                                                                        =======


            See accompanying notes to combined financial statements.

 R. B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

             COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                         YEAR ENDED DECEMBER 31, 1994

                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                 R.B. PACKING           BATIZ &
                         R.B. PACKING, INC.   OF CALIFORNIA, INC.     SONS, INC.
                         -------------------- ---------------------  -------------
                           100,000 SHARES        10,000 SHARES       10,000 SHARES              BATIZ & SONS
                             AUTHORIZED           AUTHORIZED          AUTHORIZED   BATIZ & SONS ADDITIONAL
                            $10 PAR VALUE        NO PAR VALUE        $1 PAR VALUE   PARTNER'S     PAID-IN    RETAINED
                            COMMON STOCK         COMMON STOCK        COMMON STOCK     EQUITY      CAPITAL    EARNINGS TOTAL
                         -------------------- ---------------------  ------------- ------------ ------------ -------- ------
                          SHARES     AMOUNT    SHARES      AMOUNT    SHARES AMOUNT
                         ---------- --------- ----------  ---------  ------ ------
Balance at December 31,
 1993..................      96,000  $    960      5,000   $      25                  $ 211                   $  869  $2,065
Exchange of partners'
 equity for common
 stock.................                                              1,000   $ 1       (278)        $277
Net income.............                                                                  67                      858     925
                         ----------  -------- ----------   --------- -----   ---      -----         ----      ------  ------
Balance at December 31,
 1994..................      96,000  $    960      5,000   $      25 1,000   $ 1      $   0         $277      $1,727  $2,990
                         ==========  ======== ==========   ========= =====   ===      =====         ====      ======  ======


           See accompanying notes to combined financial statements.

 R. B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1994

                          (THOUSANDS OF U.S. DOLLARS)

Cash flows from operating activities:
Net income............................................................. $   925
Adjustments to reconcile net income to net cash
 used in operating activities:
  Depreciation.........................................................     292
  Deferred income taxes................................................     (47)
  Increase in accounts receivable......................................  (1,103)
  Increase in accounts receivable from related parties.................  (1,691)
  Increase in inventories..............................................    (277)
  Increase in advances to growers......................................    (253)
  Increase in prepaid expenses and other assets........................     (28)
  Increase in accounts payable and accrued liabilities.................     398
  Increase in accounts payable to growers..............................     240
  Increase in account payable to related parties.......................   1,041
                                                                        -------
    Net cash used in operating activities..............................    (503)
                                                                        -------
Cash flows from investing activities:
  Acquisition of property and equipment................................    (107)
                                                                        -------
    Net cash used in investing activities..............................    (107)
                                                                        -------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt and notes payable...........     157
  Repayment of long-term debt..........................................    (352)
  Net proceeds from bank lines of credit...............................   1,495
                                                                        -------
    Net cash provided by financing activities..........................   1,300
                                                                        -------
Net increase in cash and cash equivalents..............................     690
Cash and cash equivalents at beginning of year.........................     567
                                                                        -------
Cash and cash equivalents at end of year............................... $ 1,257
                                                                        =======

            See accompanying notes to combined financial statements.

 R. B. PACKING, INC., R.B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

             (THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION AND OPERATIONS

  The combined financial statements include the accounts of the following commonly controlled entities; R.B. Packing, Inc., R.B. Packing of California, Inc. and Batiz & Sons, Inc. (collectively referred to as the "Company"). All significant intercompany transactions and balances have been eliminated. The Company's primary business is to sell Mexican grown and United States grown produce to wholesalers and retailers in the United States. Batiz & Sons, Inc. leases commercial real estate to R. B. Packing, Inc.

  Batiz & Sons, Inc. was incorporated in Arizona in 1994. On December 1, 1994, the equity interests with a book value of $278 in a predecessor partnership Batiz & Sons were exchanged for equity interests in the corporation. The equity of the corporation was recorded as 1,000 shares of common stock with a par value of $1 per share, and additional paid in capital of $277.

MANAGEMENT'S ESTIMATES AND ASSUMPTIONS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

  The Company sells produce on behalf of growers on a commissioned basis and on its own account. Revenue from sales is recognized when the produce is shipped, net of allowance for estimated returns. The Company bears risk of loss for collection of sales proceeds. For the year ended December 31, 1994, sales and cost of sales on a commissioned basis were $31,740 and $27,896, respectively.

ADVANCES TO GROWERS

  Advances to growers are made for supplies, seed, harvesting and other growing costs. The advances are repaid from amounts withheld by the Company from sales proceeds due to growers and are generally not collateralized.

ASSOCIATIONS

  The Company has entered into certain participation agreements with growers under which the Company shares in the profits and losses associated with growing activities. Since the Company exercises control over the associations, the Company consolidates the results of operations of those growing activities in the statement of operations.

INVENTORIES

  Inventories maintained are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and advances to growers. Credit risk associated with the trade accounts receivable

 R.B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

is limited due to the quality of customers comprising the Company's customer base. Concentrations of credit risk associated with the advances to growers is limited due to the large number and geographic dispersion of the growers. However, there can be no assurance that an event outside of the Company's control will not occur and cause these advances to be at risk. The Company performs on-going credit evaluations of its customers and growers financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant losses to date and management believes that adequate provision has been made for any such credit risk.

PROPERTY AND EQUIPMENT

  Property and equipment are stated on the basis of cost. Additions to property and equipment, including significant betterments and renewals are capitalized. Maintenance and repair costs are charged to expense as incurred. Depreciation is computed using accelerated and straight-line methods over estimated useful lives of 3 to 32 years.

INCOME TAXES

  Income taxes are provided using the asset and liability approach. Under the asset and liability approach, deferred taxes are provided for the differences between the financial statement and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Current income tax expense is the amount of income taxes expected to be payable for the current year.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consist of highly liquid investments purchased with maturities of 90 days or less at date purchased. Cash equivalents consist of investments in money market accounts backed by Federal government securities. The carrying amount is reflected at cost, which approximates the fair value due to the short maturity of these instruments. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions and to limit the amount of credit exposure.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, and advances to growers, approximate their fair market value due to their short-term maturities. The fair value of the Company's long-term debt is estimated to approximate the carrying amount.

ADVERTISING

  Advertising costs are expensed as incurred or the first time the advertising takes place. Advertising expenses were $142, net of reimbursements from growers, for the year ended December 31, 1994.

 R.B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

NOTE 2--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   PROPERTY AND EQUIPMENT
   Land............................................................    $  597
   Land Improvements...............................................       327
   Buildings.......................................................     1,999
   Equipment.......................................................     1,106
   Airplane........................................................       335
                                                                       ------
                                                                        4,364
   Less accumulated depreciation...................................     1,804
                                                                       ------
                                                                       $2,560
                                                                       ======
   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
   Accounts payable................................................    $  667
   Accrued liabilities.............................................       326
   Income taxes payable............................................       107
                                                                       ------
                                                                       $1,100
                                                                       ======

NOTE 3--LONG-TERM DEBT

  Obligations under long-term debt arrangements are comprised of:

                                                                   DECEMBER 31,
                                                                       1994
                                                                   ------------
   Mortgage note payable to bank secured by the related real
    estate, interest at 7.5%, principal of $5 plus interest is
    payable monthly through December 1997.........................     $180
   Mortgage notes payable to bank secured by the related real estate, interest at prime plus 1.5% (10% at December 31,
    1994), principal of $13 plus interest payable monthly and
    maturing on dates through March 2003..........................      499
   Note payable secured by airplane, prime plus 1.5% (10% at
    December 31, 1994) principal of $2 plus interest payable in
    monthly installments through July 2002........................      189
   Note payable secured by equipment, interest at 5%, principal and interest due in monthly installments of $1 maturing on
    dates through May 1998........................................       31
   Other..........................................................       40
                                                                       ----
                                                                        939
   Less current portion...........................................      256
                                                                       ----
   Long-term portion..............................................     $683
                                                                       ====

  The Company paid an aggregate of $214 of interest on all outstanding debt during fiscal 1994.

  Principal payments due on long-term debt during the five years subsequent to December 31, 1994 are as follows: 1995--$256, 1996--$168, 1997--$242, 1998--
$36, 1999--$36, thereafter--$201.

NOTE 4--BANK LINES OF CREDIT

  Various credit facilities are available with banks whereby the Company may borrow upon such terms as the Company and the banks mutually agree. At December 31, 1994, such credit lines amounted to approximately $6,000, of which $2,355 was outstanding. The lines of credit contain certain covenants which, among other

 R.B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

things, require maintenance of certain ratio levels and tangible net worth levels. The Company is in compliance with these covenants. The lines of credit have various maturity dates ranging from April 30, 1995 to November 30, 1995. The lines of credit bear interest, payable monthly, at prime plus 1% or .5% (prime was 8.5% at December 31, 1994) and are secured primarily by the Company's accounts receivable and inventories.

NOTE 5--INCOME TAXES

  The provision (benefit) for income taxes is summarized as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Current tax expense:
     Federal.......................................................     $483
     State.........................................................      143
                                                                        ----
       Total current...............................................      626
                                                                        ----
   Deferred tax expense (benefit):
     Federal.......................................................      (40)
     State.........................................................       (6)
                                                                        ----
       Total deferred..............................................      (46)
                                                                        ----
       Total provision for income taxes............................     $580
                                                                        ====

  A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Tax expense at statutory rate...................................     34.0%
   State taxes and other, net of federal benefit...................      6.2
   Other...........................................................     (1.7)
                                                                        ----
   Provision for income taxes......................................     38.5%
                                                                        ====

  The Company paid an aggregate of $310 of income taxes during 1994.

  Deferred tax assets (liabilities) are summarized as follows:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    ------------
   Deferred employee costs.........................................     $ 85
   State income taxes..............................................       46
   Other...........................................................       70
                                                                        ----
   Total deferred tax assets.......................................      201
   Deferred tax liabilities........................................      (18)
                                                                        ----
   Deferred tax assets, net........................................     $183
                                                                        ====


NOTE 6--COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

  The Company leases certain facilities under noncancelable operating lease agreements. The leases expire at various dates through 1996. The leases provide that the Company pay the taxes, insurance and maintenance

 R.B. PACKING, INC., R. B. PACKING OF CALIFORNIA, INC. AND BATIZ & SONS, INC.

expenses related to the leased facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term. Rent expense incurred under these and other non-cancelable operating leases totaled $106 in fiscal 1994.

  The aggregate future minimum rental commitments under non-cancelable operating leases are reflected in the following table:

   1995................................................................... $ 92
   1996...................................................................   84
                                                                           ----
   Total future minimum lease payments.................................... $176
                                                                           ====

CONTINGENCIES

  In August 1995, the Company received a subpoena from the United States District Court, District of Arizona, on behalf of the United States Department of Agriculture and the United States Department of Justice, Anti-Trust Division. The United States Department of Justice conducted an investigation to determine whether or not certain anti-trust laws were violated in the produce industry. The subpoena required the Company to furnish certain documents, which the Company provided. The Company subsequently received notice that the investigation was terminated without liability to the Company.

  The Company is currently undergoing an IRS audit for 1991 and 1992 tax years. The IRS has asserted that the sales commission charged to a related party is unreasonable. The Company believes that the sales commission charged to the related party is reasonable and supportable, and that it will ultimately prevail. The ultimate outcome of this matter cannot be determined at this time, and no provision for any liability which may result from this matter has been recorded in the combined financial statements.

NOTE 7--RELATED PARTY TRANSACTIONS

  The following table summarizes the transactions between the Company and its affiliates/stockholders and the payable and receivable balances outstanding at the end of the year.

                                                                AS OF OR FOR THE
                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1994
                                                                ----------------
STOCKHOLDERS
Batiz Family:
  Receivables..................................................       $  69
  Notes payable................................................          30
  Payables.....................................................          94
AFFILIATES
Agricola Batiz, S.A. de C.V.:
  Receivables..................................................      $  270
  Payables.....................................................       1,092
  Purchases....................................................      20,887
Tanimura Distributing Inc.:
  Receivables..................................................      $1,363
  Sales........................................................       7,983

                                                                         ANNEX I

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                       EMPRESAS LA MODERNA, S.A. DE C.V.

                             BIONOVA, S.A. DE C.V.

                               BIONOVA U.S. INC.

                           BIONOVA ACQUISITION, INC.

                                      AND

                        DNA PLANT TECHNOLOGY CORPORATION

                                JANUARY 26, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 AGREEMENT AND PLAN OF MERGER.............................................   8
 ARTICLE I THE MERGER AND RELATED TRANSACTIONS............................   9
    1.1   The Merger.....................................................    9
    1.2   Effective Time of the Merger...................................    9
    1.3   Closing........................................................    9
    1.4   Effects of the Merger..........................................    9
    1.5   Certificate of Incorporation...................................    9
    1.6   Bylaws.........................................................    9
    1.7   Directors......................................................    9
    1.8   Officers.......................................................    9
    1.9   Name Change....................................................   10
    1.10  Directors of the Surviving Corporation.........................   10
    1.11  Capitalization of Bionova U.S. and Surviving Corporation.......   10
 ARTICLE II CONVERSION OF SECURITIES; ASSUMPTION OF OPTIONS AND WARRANTS..  11
    2.1   Conversion of Securities.......................................   11
    2.2   Dissenting Shares..............................................   11
    2.3   Exchange of Certificates.......................................   12
    2.4   Adjustment.....................................................   14
    2.5   Stock Options..................................................   14
    2.6   Warrants.......................................................   14
 ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY.........  15
    3.1   Corporate Organization.........................................   15
    3.2   Qualification..................................................   15
    3.3   Charter and Bylaws.............................................   15
    3.4   Capitalization of the Company..................................   15
    3.5   Authority Relative to This Agreement...........................   16
    3.6   Noncontravention...............................................   16
    3.7   Governmental Approvals.........................................   16
    3.8   Company Subsidiaries...........................................   16
    3.9   Inapplicability of Section 203.................................   17
    3.10  SEC Filings....................................................   17
    3.11  Absence of Undisclosed Liabilities.............................   18
    3.12  Absence of Certain Changes.....................................   18
    3.13  Tax Matters....................................................   18
    3.14  Compliance With Laws...........................................   18
    3.15  Legal Proceedings..............................................   19
    3.16  Title to Properties............................................   19
    3.17  Sufficiency and Condition of Properties........................   19
    3.18  Intellectual Property..........................................   19
    3.19  Permits........................................................   21
    3.20  Agreements.....................................................   21
    3.21  ERISA..........................................................   22
    3.22  Environmental Matters..........................................   23
    3.23  Labor Relations................................................   25
    3.24  Employees......................................................   25
    3.25  Confidentiality Matters........................................   26
    3.26  Insurance......................................................   26
    3.27  Insider Interests..............................................   26

                                                                           PAGE
                                                                           ----
    3.28  Offerings of Securities........................................   26
    3.29  Brokerage Fees.................................................   26
    3.30  Disclosure.....................................................   27
    3.31  Disclosure Documents...........................................   27
    3.32  Representations and Warranties on Closing Date.................   27
    3.33  Receivables....................................................   27
 ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING PARENT, BIONOVA MEXI-
            CO, BIONOVA U.S. AND SUB......................................  27
    4.1   Corporate Organization.........................................   27
    4.2   Qualification..................................................   28
    4.3   Charter and Bylaws.............................................   28
    4.4   Authority Relative to This Agreement...........................   28
    4.5   Noncontravention...............................................   28
    4.6   Governmental Approvals.........................................   29
    4.7   Legal Proceedings..............................................   29
    4.8   Brokerage Fees.................................................   29
    4.9   Stock Ownership of Bionova Mexico, Bionova U.S. and Sub........   29
    4.10  Parent Securities Filings......................................   30
    4.11  Control........................................................   30
 ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING THE BIONOVA GROUP.....  31
    5.1   Corporate Organization.........................................   31
    5.2   Qualification..................................................   31
    5.3   Charter and Bylaws.............................................   31
    5.4   Capitalization of the Bionova Group............................   31
    5.5   Financial Statements...........................................   32
    5.6   Absence of Undisclosed Liabilities.............................   32
    5.7   Absence of Certain Changes.....................................   32
    5.8   Tax Matters....................................................   32
    5.9   Compliance With Laws...........................................   33
    5.10  Legal Proceedings..............................................   33
    5.11  Title to Properties............................................   33
    5.12  Sufficiency and Condition of Properties........................   33
    5.13  Intellectual Property..........................................   34
    5.14  Permits........................................................   34
    5.15  Agreements.....................................................   35
    5.16  ERISA..........................................................   35
    5.17  Environmental Matters..........................................   37
    5.18  Labor Relations................................................   38
    5.19  Employees......................................................   38
    5.20  Insurance......................................................   39
    5.21  Insider Interests..............................................   39
    5.22  Disclosure.....................................................   39
    5.23  Disclosure Documents...........................................   39
    5.24  Representations and Warranties on Closing Date.................   40
    5.25  Confidentiality Matters........................................   40
    5.26  Offerings of Securities........................................   40
    5.27  Customers and Suppliers........................................   40
    5.28  No Prior Activities............................................   40
    5.29  Holding Company................................................   40

                                                                            PAGE
                                                                            ----
    5.30  Arm's Length Contracts..........................................   40
    5.31  Real Property...................................................   40
    5.32  Leased Property.................................................   41
    5.33  Receivables.....................................................   41
    5.34  Bionova U.S. Common Stock.......................................   41
    5.35  Capital Contribution............................................   41
    5.36  Inventory.......................................................   41
 ARTICLE VI CONDUCT OF PARTIES PENDING CLOSING.............................  41
    6.1   Conduct and Preservation of Business............................   41
    6.2   Restrictions on Certain Actions.................................   42
 ARTICLE VII ADDITIONAL AGREEMENTS.........................................  43
    7.1   Access to Information; Confidentiality..........................   43
    7.2   Acquisition Proposals...........................................   44
    7.3   Special Meeting; Proxy Statement................................   44
    7.4   Proxy Statement/Registration Statement..........................   45
    7.5   Reasonable Best Efforts.........................................   45
    7.6   HSR Act Notification............................................   46
    7.7   Public Announcements............................................   46
    7.8   Delivery and Amendment of Schedules.............................   46
    7.9   Delivery of 1995 Audited Financial Statements...................   47
    7.10  Notice of Litigation............................................   47
    7.11  Notification of Certain Matters.................................   47
    7.12  Bionova U.S. Standstill.........................................   47
    7.13  Indemnification and Insurance...................................   48
    7.14  Limited Guaranty of Parent......................................   48
    7.15  Governing Documents.............................................   48
    7.16  Fairness Opinion................................................   48
    7.17  Bionova U.S. Organizational Documents...........................   48
    7.18  Notices.........................................................   49
 ARTICLE VIII  CONDITIONS TO OBLIGATIONS OF THE PARTIES....................  49
    8.1   HSR Act.........................................................   49
    8.2   Stockholder Approval............................................   49
    8.3   Legal Proceedings...............................................   49
    8.4   Registration Statement..........................................   49
    8.5   Bionova U.S. Common Stock.......................................   49
 ARTICLE IX  CONDITIONS TO OBLIGATIONS OF THE COMPANY......................  49
    9.1   Representations and Warranties True.............................   49
    9.2   Covenants and Agreements Performed..............................   49
    9.3   Certificate.....................................................   50
    9.4   Fairness Opinion................................................   50
    9.5   Legal Opinion...................................................   50
    9.6   No Material Adverse Change......................................   50
    9.7   Phase I Environmental...........................................   50
    9.8   Governance Agreement............................................   50
    9.9   Long-Term Funded Research Agreement.............................   50
    9.10  Severance Agreements............................................   50
 ARTICLE X CONDITIONS TO OBLIGATIONS OF PARENT, BIONOVA MEXICO, BIONOVA
            U.S. AND SUB...................................................  50
    10.1  Representations and Warranties True.............................   50

                                                                           PAGE
                                                                           ----
    10.2   Covenants and Agreements Performed...........................    51
    10.3   Certificate..................................................    51
    10.4   Legal Opinion................................................    51
    10.5   No Material Adverse Change...................................    51
    10.6   Preemptive Rights............................................    51
    10.7   Phase I Environmental........................................    51
    10.8   Authorized Shares............................................    51
 ARTICLE XI TERMINATION, AMENDMENT, AND WAIVER...........................   51
    11.1   Termination..................................................    51
    11.2   Effect of Termination........................................    52
    11.3   Expenses.....................................................    52
    11.4   Amendment....................................................    54
    11.5   Waiver.......................................................    54
 ARTICLE XII MISCELLANEOUS...............................................   54
    12.1   Nonsurvival of Representations, Warranties, and Agreements...    54
    12.2   Indemnification..............................................    54
    12.3   Notices......................................................    55
    12.4   Entire Agreement.............................................    56
    12.5   Binding Effect; Assignment; No Third Party Benefit...........    56
    12.6   Severability.................................................    56
    12.7   GOVERNING LAW................................................    56
    12.8   Further Assurances...........................................    56
    12.9   Descriptive Headings.........................................    57
    12.10  Gender.......................................................    57
    12.11  References...................................................    57
    12.12  Counterparts.................................................    57
    12.13  Assignment...................................................    57
    12.14  Confidentiality Agreement and Standstill.....................    57
 ARTICLE XIII DEFINITIONS................................................   57
    13.1   Certain Defined Terms........................................    57
    13.2   Certain Additional Defined Terms.............................    60
    13.3   Construction.................................................    61

                                   SCHEDULES

   1.7    Directors of Bionova U.S.
   1.10   Directors of Surviving Corporation and Each Company Subsidiary
   3.2    Foreign Qualification
   3.4    Stock Options and Warrants
   3.6    Noncontravention
   3.8    Subsidiaries
   3.12   Certain Changes
   3.13   Tax Matters
   3.15   Legal Proceedings
   3.16   Title to Properties
   3.18   Intellectual Property
   3.18-1 Amendments
   3.18-2 Research/License Agreements
   3.18-3 Transwitch Technology
   3.18-4 Expired Matters
   3.19   Permits
   3.20   Agreements
   3.21   ERISA
   3.22   Environmental Matters
   3.23   Labor Relations
   3.24   Employees
   3.26   Insurance
   4.2    Qualification
   4.3    Charter and Bylaws of Bionova U.S. and Sub
   4.5    Noncontravention
   4.11   Control
   5.1    Corporate Organization
   5.2    Foreign Qualification
   5.4    Capitalization of the Bionova Group
   5.6    Undisclosed Liabilities
   5.7    Certain Changes
   5.8    Tax Matters
   5.9    Compliance with Laws
   5.10   Legal Proceedings
   5.11   Title to Properties
   5.13   Intellectual Property
   5.14   Permits
   5.15   Agreements
   5.16   Benefit Plans
   5.17   Environmental Matters
   5.18   Labor Matters
   5.19   Employees
   5.20   Insurance
   5.21   Insider Interests
   5.29   Holding Company
   5.30   Arm's Length Contracts
   5.31   Real Property
   5.32   Leased Property

    6.2A Certain Actions Permitted to be Taken By Company Prior to Closing
         Certain Actions Permitted to be Taken By Bionova Group Prior to
    6.2B Closing
    7.8A Company Omnibus Disclosure Schedule
    7.8B Bionova Omnibus Disclosure Schedule
    7.8C Requested Documents
    7.9A Bionova Group 1995 Audited Financial Statements
    7.9B Company 1995 Audited Financial Statements
    7.15 Governing Documents
    9.5  Bionova Legal Opinion
    9.8  Governance Agreement
    9.9  Long-Term Funded Research Agreement
    9.10 Severance Agreements
   10.4  Company Legal Opinion
   10.8  Options/Warrants

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 26, 1996, among Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States and a wholly owned subsidiary of Parent (except for four shares thereof owned by affiliates of Parent) ("Bionova Mexico"), Bionova U.S. Inc., a Delaware corporation and a wholly owned subsidiary of Bionova Mexico ("Bionova U.S."), Bionova Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Bionova U.S. ("Sub"), and DNA Plant Technology Corporation, a Delaware corporation (the "Company").

                                  WITNESSETH:

  WHEREAS, the respective Boards of Directors of Bionova Mexico, Bionova U.S., Sub and the Company have determined that the transactions contemplated hereby are desirable and in the best interests of those entities and their respective stockholders; and

  WHEREAS, the respective Boards of Directors of Bionova U.S., Sub and the Company, and Bionova U.S., acting as the sole stockholder of Sub, have approved the Merger of Sub with and into the Company in a transaction in which the Company will be the surviving entity and will become a wholly-owned subsidiary of Bionova U.S. and the stockholders of the Company will become stockholders of Bionova U.S., all upon the terms and subject to the conditions set forth herein; and

  WHEREAS, the Board of Directors of the Company has resolved to recommend that stockholders of the Company approve this Agreement and the Merger; and

  WHEREAS, on the Closing Date, Parent shall cause to be transferred to Bionova U.S. all of the capital stock then owned by Parent or affiliates thereof in International Produce Holding Company, a Delaware corporation ("IPHC"), and Agricola Batiz, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ABSA"), as provided in Section 1.11(c); and

  WHEREAS, the Non-Exclusive Patent License Agreement and the Loan Agreement have been executed and delivered as of the date hereof; and

  WHEREAS, the parties intend that the Merger qualify for accounting treatment as a purchase; and

  WHEREAS, the parties intend that the Merger shall constitute for United States federal income tax purposes a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and that this Agreement, as it relates to the Merger, shall constitute a "plan of reorganization" within the meaning thereof; and

  WHEREAS, the parties desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Merger; and

  WHEREAS, certain terms which are used herein shall have the respective meanings ascribed to such terms in Article XIII;

  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Bionova Mexico, Bionova U.S., Sub and the Company hereby agree as follows:

                                   ARTICLE I

                      THE MERGER AND RELATED TRANSACTIONS

  1.1 The Merger. At the Effective Time, and on the terms and subject to the conditions set forth in this Agreement, Sub shall be merged with and into the Company (the "Merger"), the Company shall continue its corporate existence under the General Corporation Law of the State of Delaware ("State Law") as the surviving corporation in the Merger (the "Surviving Corporation"), and the separate corporate existence of Sub shall cease.

  1.2 Effective Time of the Merger. At the Closing, the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of Delaware a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of State Law. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of Delaware (the "Effective Time").

  1.3 Closing. The closing of the Merger (the "Closing") shall take place (i) at the offices of Thompson & Knight, 1700 Pacific Avenue, Suite 3300, Dallas, Texas 75201, as soon as practicable after the satisfaction or, if permissible, waiver of the conditions to the obligations of the parties set forth in Articles VIII, IX and X or (ii) at such other time or place or on such other date as the parties hereto shall agree, provided that the closing conditions set forth in Articles VIII, IX and X have been satisfied or waived at or prior to such other time and date. The date on which the Closing occurs is herein referred to as the "Closing Date". All Closing transactions shall be deemed to have occurred simultaneously.

  1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of State Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers, and franchises of the Company and Sub shall vest in the Surviving Corporation, without any transfer or assignment having occurred, and all debts, liabilities, and duties of the Company and Sub shall become the debts, liabilities, and duties of the Surviving Corporation.

  1.5 Certificate of Incorporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with its terms and as provided by State Law.

  1.6 Bylaws. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with its terms and as provided by State Law.

  1.7 Directors. The initial directors of Bionova U.S. following the Effective Time shall be as set forth in Schedule 1.7, each to hold office in accordance with the Certificate of Incorporation and Bylaws of Bionova U.S. and until his successor is duly elected and qualified in accordance with State Law or until his earlier death, resignation, or removal. Not later than the date on which the Company first transmits its preliminary Proxy Statement to the Securities and Exchange Commission as provided in Section 7.4, letters from each of those persons identified in Schedule 1.7 shall have been obtained pursuant to which they shall consent to their designation as such directors; provided that if any such person shall not have consented to serve as a director by that date, then a substitute therefor shall be appointed in a manner consistent with the applicable terms of the Governance Agreement.

  1.8 Officers. The initial officers of Bionova U.S. following the Effective Time shall be identified by Bionova U.S. not later than the date on which the Company first transmits its preliminary Proxy Statement to the Securities and Exchange Commission as provided in Section 7.4. Each such officer shall hold office in accordance with the Certificate of Incorporation and Bylaws of Bionova U.S. and until his successor is duly elected and qualified in accordance with State Law or until his earlier death, resignation, or removal.

  1.9 Name Change. Prior to or on the Closing Date, the Certificate of Incorporation of Bionova U.S. shall be amended to change the name of Bionova U.S. to "DNAP Holding Corporation."

  1.10 Directors of the Surviving Corporation. Prior to or on the Closing Date, the then existing directors of the Company and each Company Subsidiary shall have submitted their resignations from such positions. On the Closing Date, Bionova U.S., then acting as the sole stockholder of the Surviving Corporation, and the Surviving Corporation, then acting as the sole stockholder of each Company Subsidiary, shall cause to be elected as directors of each of the Surviving Corporation and each Company Subsidiary, as the case may be, the persons listed on Schedule 1.10. Such persons shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation and each Company Subsidiary, as the case may be, and until his successor is duly elected and qualified in accordance with State Law or until his earlier death, resignation, or removal. Not later than the date on which the Company first transmits its preliminary Proxy Statement to the Securities and Exchange Commission as provided in Section 7.4, letters from each of those persons identified in Schedule 1.10 shall have been obtained pursuant to which they shall consent to their designation as such directors; provided that if any such person shall not have consented to serve as a director by that date, then a substitute therefor shall be appointed by Parent.

  1.11 Capitalization of Bionova U.S. and Surviving Corporation.

  (a) Concurrent with the execution and delivery of this Agreement, Bionova U.S. and the Company have entered into the Loan Agreement and Bionova U.S. has loaned the sum of $5 million to the Company as provided in Section 2.01(i) of the Loan Agreement. Subject to the terms of the Loan Agreement, on the date specified in Section 2.01(ii) of the Loan Agreement, Bionova U.S. shall, and Parent shall cause Bionova U.S. to, loan the additional sum of $5 million to the Company as provided therein. In each such case, Parent or affiliates thereof will have provided such funds to Bionova U.S. and such funds will have been provided to Bionova U.S. from sources other than the members of the Bionova Group.

  (b) On the Closing Date, Parent shall cause to be transferred to Bionova U.S. free and clear of all Encumbrances all of the capital stock then owned by Parent or affiliates thereof in IPHC and ABSA, which entities shall then own, directly or indirectly, all of the issued and outstanding capital stock of each other member of the Bionova Group (except for Bionova Mexico, except to the extent specified in Schedule 5.4 and except for dormant members of the Bionova Group which do not have material operations or assets). At such time, such transferred businesses shall represent all of the assets and earning power indicated in the Bionova Group Financial Statements delivered pursuant to Section 5.5 (except for immaterial variations resulting from the ordinary course of business).

  (c) On the Closing Date, Parent shall cause the $10 million provided to Bionova U.S. referenced in Section 1.11(a) to be deemed a contribution to the capital of Bionova U.S. Under such circumstances, any related accounting entries previously recorded by any of Parent or its affiliates or by Bionova U.S., as the case may be, shall be appropriately modified to reflect such capital contribution, and any conflicting written arrangements shall be deemed cancelled and of no further force and effect.

  (d) In consideration of the transactions specified in Section 1.11(b) and
Section 1.11(c), on the Closing Date Bionova U.S. shall issue to Bionova Mexico such number of shares of Bionova U.S. Common Stock as shall represent (when added to the 25,000 shares of Bionova U.S. Common Stock owned by Bionova Mexico as of the date of this Agreement) 70% (assuming that the holder of any Dissenting Shares does not exercise its appraisal rights under State Law) of the issued and outstanding shares thereof as of the Effective Time of the Merger. Such shares shall be fully paid and nonassessable shares of Bionova U.S. Common Stock. At the Effective Time, all other issued and outstanding shares of Bionova U.S. Common Stock shall be represented by the shares thereof issued pursuant to Sections 2.1(a), (b) and (c).

                                  ARTICLE II

         CONVERSION OF SECURITIES; ASSUMPTION OF OPTIONS AND WARRANTS

  2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Bionova U.S., Sub, the Company or any holder of any of the following securities, the following events will transpire:

    (a) Each then outstanding share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") (other than the shares of Company Common Stock referred to in Section 2.1(d)) shall be converted into the right to receive one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of Bionova U.S. ("Bionova U.S. Common Stock"), provided, however, that no fractional shares of Bionova U.S. Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with Section 2.3(d). All such shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive shares of Bionova U.S. Common Stock and any cash in lieu of fractional shares as hereinafter provided.

    (b) Each then outstanding share of $2.25 Convertible Exchangeable Preferred Stock, par value $0.01 per share, of the Company ("Company Convertible Exchangeable Preferred Stock") (other than the shares of such stock referred to in Section 2.1(d)) shall be converted into the right to receive 6.8375 fully paid and nonassessable shares of Bionova U.S. Common Stock, provided, however, that no fractional shares of Bionova U.S. Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with Section 2.3(d). All such shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive shares of Bionova U.S. Common Stock and any cash in lieu of fractional shares as hereinafter provided.

    (c) Each then outstanding share of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("Company Series A Preferred Stock") (other than (i) the shares of such stock referred to in Section 2.1(d) and (ii) Dissenting Shares) shall be converted into the right to receive 1,000 fully paid and non assessable shares of Bionova U.S. Common Stock, provided, however, that no fractional shares of Bionova U.S. Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with Section 2.3(d). All such shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive shares of Bionova U.S. Common Stock and any cash in lieu of fractional shares or any amount paid in respect to appraisal rights, if any, as hereinafter provided.

    (d) Each share of Company Common Stock, Company Convertible Exchangeable Preferred Stock and Company Series A Preferred Stock (collectively "Company Stock") then held in the treasury of the Company or by any of the Company Subsidiaries shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

    (e) Each then outstanding share of Common Stock, par value $.01 per share, of Sub shall be converted into and become one fully paid and nonassessable share of Company Common Stock.

    (f) All then outstanding options and warrants to purchase Company Common Stock will be assumed by Bionova U.S. in accordance with Sections 2.5 and 2.6.

  The consideration to be paid or delivered to each holder of Company Stock pursuant to any of Sections 2.1(a), (b) and (c) is herein referred to as the "Merger Consideration."

  2.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if the holder of shares of Company Series A Preferred Stock has demanded appraisal of such shares in accordance with State Law, and if State Law provides for appraisal rights for such shares in the Merger ("Dissenting Shares"), then such holder shall be entitled to appraisal rights for his Dissenting Shares in accordance with the provisions of State Law; provided that such holder properly perfects his right to appraisal of his Dissenting Shares under State Law. The Company shall give Bionova U.S. prompt notice of any demands received by the Company for appraisal of shares, and Bionova U.S. shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Bionova U.S., make or agree to make any payment with respect to, or settle or offer to settle, any such demands.

  2.3 Exchange of Certificates.

  (a) Pursuant to an agreement, to be entered into on or before the Closing Date among Bionova U.S., the Company, and such designee, Bionova U.S. shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the "Exchange Agent") for purposes of effecting the exchange for the Merger Consideration of certificates that, immediately prior to the Effective Time, represented shares of Company Stock entitled to receive the Merger Consideration pursuant to Section 2.1 ("Certificates"). Upon the surrender to the Exchange Agent of each Certificate, together with the letter of transmittal contemplated by Section 2.3(f) duly completed and executed, the Exchange Agent shall pay the holder of such Certificate the applicable Merger Consideration in exchange therefor, and such Certificate shall forthwith be cancelled. Until so surrendered and exchanged, each such Certificate shall represent solely the right to receive the applicable Merger Consideration and any amounts to which the holder thereof is entitled pursuant to Sections 2.3(c) and (d). No interest shall be paid or accrue on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and
(ii) the person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Bionova U.S. may impose such other reasonable conditions upon the exchange of Certificates as it may deem necessary or desirable and as are consistent with the provisions of this Agreement. Bionova U.S. Common Stock into which Company Stock shall be converted pursuant to this Agreement and the Merger shall be deemed to have been issued at the Effective Time; provided, however, that, subject to Applicable Law, no holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Bionova U.S. Common Stock into which his or her Company Stock shall have been converted.

  (b) At or immediately prior to the Effective Time, Bionova U.S. shall deposit, or cause to be deposited, in trust with the Exchange Agent stock certificates representing the aggregate stock Merger Consideration to which holders of shares of Company Stock shall be entitled at the Effective Time pursuant to Section 2.1 (the "Payment Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, make the payments or deliveries referred to in Section 2.3(a) out of the Payment Fund. The Payment Fund shall not be used for any other purpose except as expressly provided in this Agreement.

  (c) Unless and until a Certificate is surrendered, dividends payable to the holders of record of Bionova U.S. Common Stock shall not be paid to the holder of such Certificate in respect of the Bionova U.S. Common Stock represented thereby, but, subject to applicable abandoned property, escheat, and similar laws, there shall be paid to the holder thereof (i) upon surrender of such Certificate, the amount of any dividends, the record date for the determination of the holders entitled to which shall be after the Effective Time, which theretofore shall have become payable with respect to the whole shares of Bionova U.S. Common Stock represented by such Certificate and issued in exchange upon its surrender, but without interest on such dividends, and
(ii) after surrender of such Certificate, the amount of any dividends with respect to such whole shares of Bionova U.S. Common Stock, the record date for the determination of the holders entitled to which shall be after the Effective Time but prior to the surrender of such Certificate, and the payment date of which shall be subsequent to such surrender, such amount to be paid on such payment date.

  (d) No certificates or scrip representing fractional shares of Bionova U.S. Common Stock shall be issued upon the surrender for exchange of any Certificate. In lieu of any such fractional share of Bionova U.S. Common Stock, each holder of a Certificate whose aggregate number of shares of Company Stock are not convertible into a whole number of shares of Bionova U.S. Common Stock shall be entitled to receive from the Exchange Agent, upon surrender of such holder's Certificates for exchange as provided above, an amount of cash rounded to the nearest cent (without interest) determined by multiplying such fractional interest by the mean closing sales price of Bionova U.S. Common Stock as reported on NASDAQ National Market System ("NASDAQ NMS") for the ten trading days immediately following the fifth trading day after the Closing Date. After the Closing Date, Bionova U.S. shall deposit with the Exchange Agent, as and when required, cash sufficient for the Exchange Agent to make payment of cash in lieu of fractional shares in accordance with this Section 2.3(d). Notwithstanding the foregoing, further rules and regulations concerning the settlement of fractional shares otherwise issuable, not inconsistent with this Agreement, may be adopted by Bionova U.S.

  (e) Promptly following the date which is one year after the Effective Time, the Exchange Agent shall deliver to Bionova U.S. all cash, certificates, and other documents and instruments in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate may surrender such Certificate to Bionova U.S. and (subject to applicable abandoned property, escheat, and similar laws) receive in exchange therefor the applicable Merger Consideration and any amounts to which such holder is entitled pursuant to Sections 2.3(c) and (d), but such holder shall have no greater rights against Bionova U.S. than may be accorded to general creditors of Bionova U.S. under Applicable Law. Notwithstanding anything in this Agreement to the contrary, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Stock for any cash or other property delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

  (f) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder of a Certificate a form of letter of transmittal (which shall specify that delivery of a Certificate shall be effected, and risk of loss and title to a Certificate shall pass, only upon proper delivery of the Certificate to the Exchange Agent and shall be in such form and contain such other provisions, reasonably acceptable to the Company, as Bionova U.S. shall specify) and instructions for use in surrendering such Certificate and receiving the applicable Merger Consideration in exchange therefor.

  (g) At the Effective Time, the stock transfer books of the Company shall be closed and no transfers of Company Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in Section 2.1, subject to State Law in the case of Dissenting Shares.

  (h) In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, or destroyed, Bionova U.S. shall issue or cause to be issued in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with Section 2.1. When authorizing such issue of the Merger Consideration in exchange therefor, Bionova U.S. may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed Certificate to give Bionova U.S. a bond in such sum as it may direct as indemnity against any claim that may be made against Bionova U.S. with respect to the Certificate alleged to have been lost, stolen, or destroyed.

  (i) Bionova U.S. shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as Bionova U.S. is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign tax law. To the extent that amounts are so withheld by Bionova U.S., such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction and withholding was made by Bionova U.S.

  2.4 Adjustment. Subject to compliance with Section 6.2, in the event of any stock split, combination, reclassification, recapitalization, exchange, or stock dividend or distribution with respect to shares of Company Common Stock or Bionova U.S. Common Stock (or if a record date with respect to any of the foregoing should occur) during the period between the date of this Agreement and the Effective Time, then the conversion rates set forth in Section 2.1 shall be appropriately adjusted to reflect such stock split, combination, reclassification, recapitalization, exchange, stock dividend, or other distribution.

  2.5 Stock Options.

  (a) At the Effective Time, each then outstanding option (including any option comprising a part of a unit) to purchase shares of Company Common Stock (a "Company Stock Option") shall become an option applicable to Bionova U.S., which Company Stock Option shall thereafter constitute an option to acquire on the same terms, conditions and vesting requirements as were applicable under the Company Stock Option, the same number of shares of Bionova U.S. Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Bionova U.S. Common Stock deemed purchasable pursuant to such option in accordance with the foregoing, and Bionova U.S. agrees to issue such Bionova U.S. Common Stock upon any such exercise; provided, however, that in the case of any Company Stock Option to which Section 422 of the Code applies (incentive stock options), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. As soon as practicable after the Effective Time, Bionova U.S. shall deliver to the participants in the Company's stock option plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to those plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger), Bionova U.S. shall ensure compliance with the terms of the stock option plans and Bionova U.S. shall ensure, to the extent required by, and subject to the provisions of, such plans and Applicable Laws, that the stock options thereunder which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

  (b) Prior to the Effective Time, Bionova U.S. shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Bionova U.S. Common Stock for delivery under the Company Stock Options becoming options of Bionova U.S. in accordance with this Section 2.5. If and to the extent required under the Securities Act, as soon as practicable after the Effective Time, Bionova U.S. shall file a registration statement on Form S-3 or Form S-8 as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Bionova U.S. Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Bionova U.S. shall ensure administration of Company Stock Options assumed pursuant to this Section 2.5 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act if and to the extent the Company Option Plan complied with such rule prior to the Merger.

  2.6 Warrants. At the Effective Time, each then outstanding warrant (including any warrant comprising part of a unit) to purchase shares of Company Common Stock shall become a warrant applicable to Bionova U.S., and the registered holders thereof, after the Effective Time, will have the right to acquire and receive in lieu of the shares of Company Common Stock acquirable upon exercise of such warrants and upon payment of the consideration required to be paid thereunder in connection with the exercise thereof, such shares of Bionova U.S. Common Stock as would have been issued pursuant to the Merger in exchange for the number of shares of Company Common Stock acquirable if such warrants had been exercised immediately prior to the Effective Time.

                                  ARTICLE III

             REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

  The Company represents and warrants to Parent, Bionova Mexico, Bionova U.S. and Sub that:

  3.1 Corporate Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. Other than as contemplated by this Agreement, no actions or proceedings to dissolve the Company are pending or, to the best knowledge of the Company, threatened.

  3.2 Qualification. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business as a foreign corporation and each of the Company and the Company Subsidiaries is in good standing in each of the jurisdictions set forth opposite its name on Schedule 3.2, which are all the jurisdictions in which the property owned, leased, or operated by it or the conduct of its business requires such qualification or licensing, except jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect.

  3.3 Charter and Bylaws. The Company has delivered to Bionova U.S. accurate and complete copies of (i) the charter and bylaws of each of the Company and the Subsidiaries as currently in effect and (ii) the stock records of each of the Subsidiaries. Such records accurately reflect the stock ownership of the Subsidiaries. Neither the Company nor any Subsidiary is in violation of any provision of its charter or bylaws.

  3.4 Capitalization of the Company. The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $0.01 per share, of which, as of the date hereof, 42,828,563 shares are outstanding and held by persons or entities other than a Company Subsidiary, no shares are outstanding and held by a Company Subsidiary and no shares are held in the Company's treasury; 5,000,000 shares of Preferred Stock, par value $0.01 per share, of which, as of the date hereof, 1,380,000 shares designated as $2.25 Convertible Exchangeable Preferred Stock are outstanding and held by persons or entities other than a Company Subsidiary and no shares designated as such are held by a Company Subsidiary, 2,750 shares designated as Series A Convertible Preferred Stock are outstanding and held by persons or entities other than a Company Subsidiary and no shares designated as such are held by a Company Subsidiary, and no such shares of either such designation are held in the Company's treasury. All outstanding shares of capital stock of the Company have been validly issued and are fully paid and nonassessable, and no shares of capital stock of the Company are subject to, nor have any been issued in violation of, preemptive or similar rights. All issuances, sales, and repurchases by the Company of shares of its capital stock have been effected in compliance with all Applicable Laws, including without limitation applicable federal and state securities laws. Schedule 3.4 describes all outstanding options and warrants to purchase Company Stock, and the aggregate number of shares of Company Common Stock reserved for issuance and issuable upon the exercise of outstanding warrants and stock options. Except as set forth above in this Section and on Schedule 3.4, there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of the Company, (iii) no options, warrants or other rights (including preemptive rights) to acquire from the Company, and no obligation of the Company to issue or sell, any shares of capital stock or other voting securities of the Company or any securities of the Company convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to the Company. There are (and as of the Closing Date there will be) no outstanding obligations of the Company or any Subsidiary to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, warrants, equity equivalents, interests, or rights. The Company is not a party to, and is not aware of, any voting agreement, voting trust, or similar agreement or arrangement relating to any class or series of its capital stock. The classes of Company Stock denominated as Company Common Stock and Company Convertible Exchangeable Preferred Stock are each listed for trading and trade on the NASDAQ NMS.

  3.5 Authority Relative to This Agreement. The Company has full corporate power and corporate authority to execute, deliver, and perform this Agreement and the Ancillary Documents to which it is a party and, subject to the approval of this Agreement by the holders of Company Common Stock in accordance with Applicable Law and the Company's Certificate of Incorporation, to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors of the Company, and no other corporate proceedings (other than the approval of this Agreement by the holders of Company Common Stock in accordance with Applicable Law and the Company's Certificate of Incorporation) are required on the part of the Company to authorize the execution, delivery, and performance by the Company of this Agreement and such Ancillary Documents and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and constitutes, and each Ancillary Document executed or to be executed by the Company has been, or when executed will be, duly executed and delivered by the Company and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights generally, (ii) fiduciary obligations under the laws of the jurisdiction of its incorporation, (iii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances, and (iv) public policy considerations with respect to the enforceability of rights of indemnification.

  3.6 Noncontravention. The execution, delivery, and performance, as the case may be, by the Company or the Company Subsidiaries of this Agreement and the Ancillary Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not, subject to any consents, waivers or approvals to be effective at the Closing Date and as may be listed on Schedule 3.6, (i) conflict with or result in a violation of any provision of the charter or bylaws of the Company or any Company Subsidiary, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, or require any consent, approval, authorization or waiver of, or notice to, any party to, any material bond, debenture, note, mortgage, indenture, lease, contract, agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties may be bound or any material Permit held by the Company or any Company Subsidiary, (iii) result in the creation or imposition of any Encumbrance upon the properties of the Company or any Company Subsidiary, or (iv) assuming compliance with the matters referred to in Section 3.7, violate any Applicable Law binding upon the Company or any Company Subsidiary.

  3.7 Governmental Approvals. No consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity is required to be obtained or made by the Company or any Subsidiary in connection with the execution, delivery, or performance by the Company of this Agreement and the Ancillary Documents to which it is a party or the consummation by it of the transactions contemplated hereby or thereby, other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the Securities Act; (iii) compliance with any applicable requirements of the Exchange Act; (iv) compliance with any applicable state securities laws; (v) filings with Governmental Entities to occur in the ordinary course following the consummation of the transactions contemplated hereby, including without limitation the filing of a Certificate of Merger with the Secretary of State of Delaware; (vi) any approvals of Governmental Entities; and (vii) such consents, approvals, orders, or authorizations which, if not obtained, and such declarations, filings, or registrations which, if not made, would not, individually or in the aggregate, have a Company Material Adverse Effect.

  3.8 Company Subsidiaries.

  (a) Except as set forth on Schedule 3.8, the Company does not own, directly or indirectly, any capital stock or other securities of any corporation or have any direct or indirect equity or ownership interest in any other person, other than the Company Subsidiaries, excluding for this purpose mutual funds. Schedule 3.8 lists each Company Subsidiary, the jurisdiction of incorporation of each Company Subsidiary, and the authorized and outstanding capital stock of each Company Subsidiary. Each Company Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each Company Subsidiary has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. No actions or proceedings to dissolve any Company Subsidiary are pending.

  (b) Except as otherwise indicated on Schedule 3.8, all the outstanding capital stock of each Company Subsidiary is owned directly by the Company, free and clear of all Encumbrances. All outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable. No shares of capital stock of any Company Subsidiary are subject to, nor have any been issued in violation of, preemptive or similar rights.

  (c) Except as set forth on Schedule 3.8, there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of any Company Subsidiary, (ii) no securities of the Company or any Company Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities of any Company Subsidiary, (iii) no options, warrants or other rights (including preemptive rights) to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue or sell, any shares of capital stock or other voting securities of any Company Subsidiary or any securities convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to any Company Subsidiary. There are (and as of the Closing Date there will be) no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, equity equivalents, interests, or rights.

  3.9 Inapplicability of Section 203. The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the State Law applicable to a "business combination" (as defined therein) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

  3.10 SEC Filings. The Company has filed with the Securities and Exchange Commission all forms, reports, schedules, statements, and other documents required to be filed by it under the Securities Act, the Exchange Act, and all other federal securities laws. All such forms, reports, schedules, statements, and other documents (including all amendments thereto) filed by the Company with the Securities and Exchange Commission are herein collectively referred to as the "SEC Filings". The Company has delivered to or made available for inspection by Bionova U.S. accurate and complete copies of all the SEC Filings in the form filed by the Company with the Securities and Exchange Commission since December 31, 1992. The SEC Filings, including, without limitation, the financial statements, financial statement footnotes and financial statement schedules included or incorporated by reference therein, at the time filed, complied in all material respects with all applicable requirements of federal securities laws. None of the SEC Filings, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. All material contracts of the Company and the Subsidiaries required to be filed in the Company's filings with the SEC under
Item 601 of Regulation S-K promulgated by the SEC have been included in the SEC Filings. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the SEC Filings present fairly, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements). The Company shall deliver to Bionova U.S. as soon as they become available accurate and complete copies of all forms, reports, and other documents furnished by it to its stockholders generally or filed by it with the Securities and Exchange Commission subsequent to the date hereof and prior to the Closing Date.

  3.11 Absence of Undisclosed Liabilities. Except as and to the extent disclosed in the SEC Filings filed prior to the date hereof, as of September 30, 1995, neither the Company nor any Subsidiary had any liabilities or obligations (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to the Company or any Subsidiary, and whether due or to become due) material to the Company and the Company's Subsidiaries taken as a whole. Since September 30, 1995, neither the Company nor any Subsidiary has incurred any such material liabilities or obligations, other than those incurred in the ordinary course of business consistent with past practice or pursuant to or as contemplated by this Agreement.

  3.12 Absence of Certain Changes. Except as disclosed in the SEC Filings filed prior to the date hereof or as disclosed on Schedule 3.12, since September 30, 1995, (i) there has not been any change, development, or effect, individually or in the aggregate, that has had, or might reasonably be expected to have, a Company Material Adverse Effect; (ii) the businesses of each of the Company and each of the Subsidiaries have been conducted only in the ordinary course consistent with past practice; (iii) neither the Company nor any Subsidiary has incurred any material liability, engaged in any material transaction, or entered into any material agreement outside the ordinary course of business consistent with past practice; (iv) neither the Company nor any Subsidiary has suffered any material loss, damage, destruction, or other casualty to any of its assets (whether or not covered by insurance); and (v) neither the Company nor any Subsidiary has taken any of the actions set forth in Section 6.2 except as permitted thereunder.

  3.13 Tax Matters.

  (a) Except as disclosed on Schedule 3.13:

    (i) the Company and each Company Subsidiary have (and as of the Closing Date will have) duly filed all material federal, state, local, and foreign Tax Returns required to be filed by or with respect to them with the IRS or other applicable Taxing authority, and no extensions with respect to such Tax Returns have (or as of the Closing Date will have) been requested or granted;

    (ii) the Company and each Company Subsidiary have (and as of the Closing Date will have) paid, or adequately reserved against in its financial statements included as part of its SEC Filings, all Taxes due, or claimed by any Taxing authority to be due, from or with respect to them, except Taxes that are being contested in good faith by appropriate legal proceedings and for which adequate reserves have been set aside as disclosed on Schedule 3.13;

    (iii) there has been no issue raised or adjustment proposed (and none is pending) by the IRS or any other Taxing authority in connection with any of such Tax Returns;

    (iv) the Company and each Company Subsidiary have (and as of the Closing Date will have) made all deposits required with respect to Taxes;

    (v) the federal income Tax Returns of the Company and the Subsidiaries have not been audited by the IRS; and

    (vi) no waiver or extension of any statute of limitations as to any federal, state, local, or foreign Tax matter has been given by or requested from the Company or any Company Subsidiary.

  3.14 Compliance With Laws. Except as disclosed in the SEC Filings filed prior to the date hereof, the Company and the Company Subsidiaries have complied in all material respects with all Applicable Laws (including without limitation Applicable Laws relating to securities, properties, business products, manufacturing processes, advertising and sales practices, employment practices, terms and conditions of employment, wages and hours, safety, occupational safety, health, environmental protection, product safety, and civil rights) relating to any material aspect of the Company's or a Company Subsidiary's business. Neither the Company nor any Company Subsidiary has received any written notice, which has not been dismissed or otherwise disposed of, that the Company or any Company Subsidiary has not so complied. Neither the Company nor any Company

Subsidiary is charged or, to the best knowledge of the Company, threatened with, or, to the best knowledge of the Company, under investigation with respect to, any violation of any Applicable Law relating to any aspect of the business of the Company or any Company Subsidiary.

  3.15 Legal Proceedings. Except as disclosed on Schedule 3.15, there are no Proceedings pending or, to the best knowledge of the Company, threatened against or involving the Company or any Company Subsidiary (or, to the Company's knowledge, any of their respective directors or officers in connection with the business or affairs of the Company or any Company Subsidiary) or any properties or rights of the Company or any Company Subsidiary except (i) as disclosed in the SEC Filings filed prior to the date hereof, (ii) for any Proceedings that pertain to routine claims by persons other than Governmental Entities that are covered by insurance (subject to applicable insurance deductibles), and (iii) for Proceedings which, individually or in the aggregate, if prosecuted to judgment, would not have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any judgment, order, writ, injunction, or decree of any Governmental Entity which has had or is reasonably likely to have a Company Material Adverse Effect. There are no Proceedings pending or, to the best knowledge of the Company, threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

  3.16 Title to Properties. Each of the Company and the Company Subsidiaries has good and indefeasible title, and in the case of real property insurable title, to all material properties (real, personal, and mixed, tangible and intangible) it owns or purports to own, including without limitation the properties reflected in its books and records and in the latest balance sheet of the Company included in the SEC Filings filed prior to the date hereof, other than those disposed of after the date of such balance sheet in the ordinary course of business consistent with past practice, free and clear of all Encumbrances, except (i) as disclosed in the SEC Filings filed prior to the date hereof, and (ii) liens for Taxes not yet due and payable. Except as disclosed on Schedule 3.16, no financing statement (or other instrument sufficient or effective as a financing statement) under the Uniform Commercial Code with respect to any properties of the Company or any Company Subsidiary has been filed and is effective in any jurisdiction, and the Company and the Company Subsidiaries have not signed any such financing statement (or other instrument) or any mortgage or security agreement authorizing any secured party thereunder to file any such financing statement (or other instrument). Neither the whole nor any part of the Company's or any Company Subsidiary's property is subject to any pending or, to the Company's knowledge, threatened condemnation or similar proceeding.

  3.17 Sufficiency and Condition of Properties. The material properties owned, leased, or used by the Company and the Company Subsidiaries are (i) in the case of tangible properties, in good operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with standard industry practice, (ii) suitable for the purposes used, and (iii) adequate and sufficient for the normal operation of the Company's and the Company Subsidiaries' businesses, as presently conducted. The Company and the Company Subsidiaries own or have a valid leasehold interest in, or otherwise have a valid right to use, all such properties. The lessee under each such lease is not in breach of or in default under such lease. Such properties and their uses conform in all material respects to all Applicable Laws, except for such minor variations as do not impair or interfere with the use of such properties for the purposes for which they are employed and the Company and the Company Subsidiaries have not received any notice to the contrary. All such tangible properties are in the Company's or a Company Subsidiary's possession or under their control.

  3.18 Intellectual Property.

  (a) Set forth on Schedule 3.18 is a list of all Intellectual Property owned, held, or used by the Company or any Company Subsidiary. Schedule 3.18 specifies, as applicable: (i) the nature of such Intellectual Property; (ii) the owner of such Intellectual Property; (iii) the jurisdictions by or in which such Intellectual Property is recognized without regard to registration or has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) all licenses, sublicenses, and other agreements to which the Company or any Company Subsidiary is a party and pursuant to which the Company, any Company Subsidiary, or any other person is authorized to use such

Intellectual Property, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty, and the term thereof. Except as noted in Schedule 3.18, all maintenance fees/annuities have been paid and renewals thereof have been duly made with respect to such applications, patents and registrations.

  (b) The listed Intellectual Property constitutes all Intellectual Property necessary for the operation of the Company's business and that of the Subsidiaries as presently conducted. The Company or a Company Subsidiary has good and indefeasible title to or is validly licensed to use all such Intellectual Property. Except as noted in Schedule 3.18, each item of such Intellectual Property is in full force and effect, the Company or such Company Subsidiary is in compliance with all its obligations with respect thereto, and, to the best knowledge of the Company, no event has occurred which permits, or upon the giving of notice or the passage of time or otherwise would permit, revocation or termination of any thereof. During the prosecution of the U.S. patents listed in Schedule 3.18, the Company complied with its Rule 56 disclosure obligations. Other than as identified in Schedule 3.15 hereto, there are no (i) Proceedings pending, (ii) to the best knowledge of the Company, Proceedings threatened against the Company or any Company Subsidiary, or (iii) to the best knowledge of the Company, notices received by the Company or any Company Subsidiary from another person, asserting that
(x) use by the Company or a Company Subsidiary of any of such Intellectual Property (y) the making, producing, using or selling of any commercial product of the Company or any Company Subsidiary, or (z) the making, producing, using or selling of any experimental product of the Company or any Company Subsidiary, infringes the rights of any other person. To the best of the knowledge of the Company, the (x) use by the Company or a Company Subsidiary of any of such Intellectual Property (y) the making, producing, using or selling of any commercial product of the Company or any Company Subsidiary, or
(z) the making, producing, using or selling of any experimental product of the Company or any Company Subsidiary, does not infringe the rights of any other person. To the best knowledge of the Company, none of such Intellectual Property is being infringed upon by any other person. None of such Intellectual Property owned by the Company or any Company Subsidiary and, to the best of Company's knowledge, none of such Intellectual Property held or used by the Company or any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction, or decree of any Governmental Entity, or any agreement, arrangement, or understanding, written or oral, restricting the scope or use thereof. To the best knowledge of the Company, other than as identified on Schedule 3.15 the conduct of the Company's and the Subsidiaries' businesses at any time prior to the Closing Date did not, and the conduct of such businesses on a basis consistent with past practice as of the Closing Date will not, infringe upon or otherwise misappropriate any Intellectual Property of any other person.

  (c) The Company has provided Parent with a complete copy of the option/license agreement (the "Option/License Agreement") between Advanced Genetic Sciences, Inc. ("AGS") and Garching Instruments ("Garching"), which has not been amended or supplemented except to the extent indicated in the correspondence identified in Schedule 3.18-1. Schedule 3.18-1 is a complete list of all correspondence between the Company and Garching defining royalty rates under the Option/License Agreement. To the best of the Company's knowledge, the Option/License Agreement is in full force and effect, and is enforceable by the Company. To the best of the Company's knowledge and belief, Garching was duly authorized by the Max-Planck Institute to enter the Option/License Agreement on Max-Planck's behalf with AGS. The Company has made all required royalty payments in a timely manner to Garching pursuant to the Option/License Agreement. The Company exercised its option under the Option/License Agreement by providing Garching with written notice of same, and now is licensed under that agreement. The Company has made available to Parent's counsel copies of all correspondence between Max-Planck or Garching on the one hand, and the Company or AGS on the other. To the best of the Company's knowledge and belief, there exist only five licenses under the Max-Planck technology that is the subject of the Option/License Agreement. To the best of the Company's knowledge and belief, the licensees are Hoechst, Bayer, Plant Genetic Systems, Keygene and the Company. The only sublicensee under the Company's Option/License Agreement is Hilleshog. To the best of the Company's knowledge and belief, there are no patents or patent applications owned by Max-Planck which dominate the patents or patent applications licensed to AGS in the Option/License Agreement. AGS is a wholly owned subsidiary of the Company. By change of name AGS is now known as DNA Plant Technologies, Inc., which name has been changed to DNAP Technologies, Inc. To the best of the Company's knowledge and belief, none of the motions filed by the parties to the interference proceedings involving the Max-Planck transformation technology has yet been decided by the United States Patent and Trademark Office. To the best of the Company's knowledge and belief, Max-Planck has a priority position in connection with Max-Planck's transformation technology patent filings (corresponding to the filings that are the subject of the interference proceedings referenced in the preceding sentence) in Europe, Australia, Israel and Japan. To the best of the Company's knowledge and belief, the contract between Gent University and Monsanto provided to Bionova U.S. or its counsel by the Company, which contract was filed in the above-referenced interference proceedings, does not in any way reduce the rights of the Company pursuant to the Option/License Agreement.

  (d) Schedule 3.18-2 is a complete list of all of the Company's research or license agreements in which the Company is the licensee. To the best of the Company's knowledge, each of the agreements listed in Schedule 3.18-2 is valid and subsisting and is enforceable by the Company (except as the enforceability thereof may be limited by bankruptcy, insolvency, bank moratorium or similar laws affecting creditors' rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at law or equity), and none of these agreements has been amended or supplemented to include terms or conditions not disclosed to Bionova U.S. To the best of the Company's knowledge, the Company is not in material breach of the agreements identified in Schedule 3.18-2 except as noted in Schedule 3.15.

  (e) Schedule 3.18-3 is a complete list of all license agreements of the Company's Transwitch Technology. The Company's Transwitch patents were developed without the use of any government grant, and the Company has no obligation to assign or license the Transwitch technology to any governmental entity. To the best of the Company's knowledge and belief, Townsend & Townsend has no documents relating to the Transwitch patents and pending patent applications other than documents that are part of the U.S. Patent and Trademark Office file histories, or correspondence with the Company. To the best of the Company's knowledge and belief, all of the Company's patents are valid, and the Company's Transwitch patents cover sense suppression technology as claimed in the patents.

  (f) The Confidential Settlement Agreement between the Company and Monsanto relating to the suit brought by Monsanto against the Company in the District of Delaware, C.A. No. 95-278 LON, does not change or alter any of the material terms of the Consent Judgment entered in that action except as noted in
Schedule 3.18-4, which schedule will be prepared in a manner consistent with the requirements of such Confidential Settlement Agreement.

  3.19 Permits. Except as set forth in Schedule 3.19, (i) the Company and the Company Subsidiaries hold all the Permits materially necessary or required for the conduct of the business of the Company and the Company Subsidiaries as currently conducted; (ii) each of such Permits is in full force and effect, the Company and the Company Subsidiaries are in compliance with all their obligations with respect thereto, and, to the best knowledge of the Company, no event has occurred which permits, or with or without the giving of notice or the passage of time or both would permit, the revocation or termination of any thereof; and (iii) no notice has been issued by any Governmental Entity and no Proceeding is pending or, to the best knowledge of the Company, threatened with respect to any alleged failure by the Company and the Company Subsidiaries to have any Permit the absence of which would have a Company Material Adverse Effect.

  3.20 Agreements.

  (a) All agreements, arrangements, and understandings of any nature (written or oral, formal or informal) (collectively, for purposes of this Section, "agreements") to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties is otherwise bound, that are material to the business, assets, results of operations, condition (financial or otherwise), or prospects of the Company and the Company Subsidiaries considered as a whole, and that provide for annual payments or receipts in excess of $100,000, are listed either in
Part IV of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 included in the SEC Filings or on Schedule 3.20.

  (b) The Company has made available to Bionova U.S. accurate and complete copies of the agreements listed in Part IV of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and on Schedule 3.20. Each of such agreements is a valid and binding agreement of the Company and the Company Subsidiaries (to the extent each is a party thereto) and (to the best knowledge of the Company) the other party or parties thereto, enforceable against the Company and the Company Subsidiaries (to the extent each is a party thereto) and (to the best knowledge of the Company) such other party or parties in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights generally, (ii) fiduciary obligations under the laws of the jurisdiction of its incorporation, (iii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances, and (iv) public policy considerations with respect to the enforceability of rights of indemnification. Neither the Company nor any Company Subsidiary is in breach of or in default under, nor has any event occurred which (with or without the giving of notice or the passage of time or both) would constitute a default by the Company or any Company Subsidiary under, any material provision of any of such agreements, and neither the Company nor any Company Subsidiary has received any notice from, or given any notice to, any other party indicating that the Company or any Company Subsidiary is in breach of or in default under any of such agreements. To the best knowledge of the Company, no other party to any of such agreements is in material breach of or in material default under such agreements, nor has any assertion been made by the Company or any Company Subsidiary of any such breach or default.

  (c) Neither the Company nor any Company Subsidiary has received notice of any plan or intention of any other party to any agreement to exercise any right of offset with respect to, or any right to cancel or terminate, any agreement, and neither the Company nor any Company Subsidiary knows of any fact or circumstance that would justify the exercise by any such other party of such a right other than the automatic termination of such agreement in accordance with its terms. Neither the Company nor any Company Subsidiary currently contemplates, or has reason to believe any other person currently contemplates, any amendment or change to any agreement, which amendment or change could have a Company Material Adverse Effect.

  3.21 ERISA.

  (a) Set forth on Schedule 3.21 is a list identifying each "employee benefit plan", as defined in Section 3(3) of ERISA, (i) which is subject to any provision of ERISA, (ii) which is maintained, administered, or contributed to by the Company or any affiliate of the Company, and (iii) which covers any employee or former employee of the Company or any affiliate of the Company or under which the Company or any affiliate of the Company has any liability. The Company has delivered to Bionova U.S. accurate and complete copies of such plans (and, if applicable, the related trust agreements) and all amendments thereto and written interpretations thereof, together with (i) the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (ii) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to in this Section as the "Employee Plans". For purposes of this Section only, an "affiliate" of any person means any other person which, together with such person, would be treated as a single employer under Section 414 of the Code. The only Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA are identified as such on Schedule 3.21.

  (b) Except as otherwise identified on Schedule 3.21, (i) no Employee Plan constitutes a "multiemployer plan", as defined in Section 3(37) of ERISA (for purposes of this Section, a "Multiemployer Plan"), (ii) no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code, (iii) no Employee Plan is subject to Title IV of ERISA or to the minimum funding standards of ERISA and the Code, and (iv) during the past five years, neither the Company nor any of its affiliates have made or been required to make contributions to any Multiemployer Plan. There are no accumulated funding deficiencies as defined in Section 412 of the Code (whether or not waived) with respect to any Employee Plan. The fair market value of the assets held with respect to each Employee Plan that is a defined benefit plan and employee pension benefit plan, as defined in Section 3(2) of ERISA, exceeds the actuarially determined present value of all benefit liabilities accrued under such Employee Plan (whether or not vested) determined using reasonable actuarial assumptions. Neither the Company nor any affiliate of the Company has incurred any material liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. The Company and all of the affiliates of the Company have paid and discharged promptly when due all liabilities and obligations arising under ERISA or the Code of a character which if unpaid or unperformed might result in the imposition of a lien against any of the assets of the Company or any Subsidiary. To the knowledge of the Company, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any Subsidiary or any director or officer of the Company or any Subsidiary subject to any liability under Title I of ERISA or liable for any Tax pursuant to
Section 4975 of the Code that could have a Company Material Adverse Effect. To the knowledge of the Company, there are no threatened or pending claims by or on behalf of the Employee Plans, or by any participant therein, alleging a breach or breaches of fiduciary duties or violations of Applicable Laws which could result in liability on the part of the Company, its officers or directors, or such Employee Plans, under ERISA or any other Applicable Law and there is no basis for any such claim.

  (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified since the date of its adoption, and each trust forming a part thereof is exempt from Tax pursuant to Section 501(a) of the Code. Set forth on Schedule 3.21 is a list of the most recent IRS determination letters with respect to any such Plans, accurate and complete copies of which letters have been delivered to Bionova U.S. To the best of the Company's knowledge, each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by all Applicable Laws, including but not limited to ERISA and the Code, which are applicable to such Plans.

  (d) There is set forth on Schedule 3.21 a list of each employment, severance, or other similar contract, arrangement, or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, or other forms of incentive compensation or post-retirement insurance, compensation, or benefits which (i) is not an Employee Plan, (ii) is entered into, maintained, or contributed to, as the case may be, by the Company or any affiliate of the Company, and (iii) covers any employee or former employee of the Company or any affiliate of the Company or under which the Company or any affiliate of the Company has any liability. Such contracts, plans, and arrangements as are described in the preceding sentence are referred to for purposes of this Section as the "Benefit Arrangements". Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by Applicable Laws.

  (e) To the best of the Company's knowledge, neither the Company nor any affiliate of the Company has performed any act or failed to perform any act, and there is no contract, agreement, plan, or arrangement covering any employee or former employee of the Company or any affiliate of the Company, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(a)(1) or 280G of the Code, or could give rise to any penalty or excise Tax pursuant to Section 4980B or 4999 of the Code.

  (f) Except as disclosed on Schedule 3.21, there has been no amendment, written interpretation, or announcement (whether or not written) by the Company or any affiliate of the Company of or relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1994.

  3.22 Environmental Matters.

  (a) Except as disclosed in the SEC Filings filed prior to the date hereof or as previously disclosed on Schedule 3.22 and except for matters that in the aggregate would not have a Company Material Adverse Effect:

    (i) the properties, operations, and activities of the Company and the Company Subsidiaries comply with all Applicable Environmental Laws (as defined below);

    (ii) the Company and the Company Subsidiaries and the properties, operations, and activities of the Company and the Company Subsidiaries are not subject to any existing, pending, or, to the best knowledge of the Company, threatened Proceeding under, or to any remedial obligations under, any Applicable Environmental Laws;

    (iii) all Permits, if any, required to be obtained by the Company or any Company Subsidiary under any Applicable Environmental Laws in connection with any aspect of the business of the Company or the Company Subsidiaries, including without limitation those relating to the treatment, storage, disposal, or release of a hazardous material (as defined below), have been duly obtained and are in full force and effect, and the Company and the Company Subsidiaries are in compliance with the terms and conditions of all such Permits;

    (iv) the Company and the Company Subsidiaries have satisfied and are currently in compliance with all financial responsibility requirements applicable to their respective operations and imposed by any Governmental Entity under any Applicable Environmental Laws, and the Company and the Company Subsidiaries have not received any notice of noncompliance with any such financial responsibility requirements;

    (v) to the best knowledge of the Company, there are no physical or environmental conditions existing on any property owned or leased by the Company or any Company Subsidiary or resulting from the Company's or any Company Subsidiary's operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations under any Applicable Environmental Laws;

    (vi) to the best knowledge of the Company, since the effective date of the relative requirements of Applicable Environmental Laws, all hazardous materials generated by the Company or any Company Subsidiary or used in connection with their respective properties, operations, or activities have been transported only by carriers authorized under Applicable Environmental Laws to transport such materials, and have been disposed of only at treatment, storage, and disposal facilities authorized under Applicable Environmental Laws to treat, store, or dispose of such materials, and, to the best knowledge of the Company, such carriers and facilities have been and are operating in compliance with such authorizations and are not the subject of any existing, pending, or threatened Proceeding in connection with any Applicable Environmental Laws;

    (vii) there has been no exposure of any person or property to hazardous materials, nor has there been any release of hazardous materials into the environment, by the Company or any Company Subsidiary or in connection with their respective properties, operations, or activities that could reasonably be expected to give rise to any claim for damages or compensation; and

    (viii) the Company and the Company Subsidiaries shall make available to Bionova U.S. all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Company and the Company Subsidiaries relating to any of the current or former properties, operations, or activities of the Company and the Company Subsidiaries, provided that the Company and the Company Subsidiaries shall not be required to make available any such audits, studies, or correspondence that may be subject to the attorney-client privilege or similar privilege.

  (b) For purposes of this Agreement, "Applicable Environmental Laws" means any and all Applicable Laws pertaining to health, safety, or the environment in effect in any and all jurisdictions in which the Company or any Company Subsidiary has conducted operations or activities or owned or leased property, including, without limitation, the Clear Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Rivers and Harbors Act of 1899, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and other environmental conservation or protection laws. For purposes of this Agreement, the term "hazardous material" means (i) any substance that now or in the future is defined as a hazardous or toxic material, waste or substance or solid waste or is regulated, governed by, or the Handling (defined below) of which requires investigation, removal, remediation or cleanup by any Governmental Entity or under any Applicable Environmental Laws, or any amendment thereto, (ii) any substance which is listed or defined as a hazardous substance, hazardous constituent, or solid waste pursuant to any Applicable Environmental Laws, (iii) petroleum (including crude oil and any fraction thereof), natural gas, and natural gas liquids, and (iv) any substance that is otherwise toxic, explosive, ignitable, corrosive, reactive, flammable, infectious, mutagenic, radioactive, carcinogenic, a pollutant or contaminant, dangerous or otherwise hazardous, including polychlorinated biphenyls (PCBs), asbestos, radon or urea formaldehyde. For purposes of this Agreement, the term "Handle," "Handled," or "Handling" shall mean any installation, handling, generation, storing, treatment, use, disposal, discharge, release, manufacture, refinement, processing, production, presence, migration, emission, abatement, removal, remediation, transportation, or any other activity of any type in connection with or involving Hazardous Materials. For purposes of this Agreement, the term "Remedial Obligations" shall mean any and all remedial obligations, whether on-site or off-site, incurred in connection with the Handling of Hazardous Materials, including without limitation, the obligations to monitor, investigate, remediate, remove, abate and cleanup.

  (c) The representations and warranties contained in this Section would continue to be true and correct following disclosure to the applicable Governmental Entities of all relevant facts, conditions, and circumstances, if any, pertaining to the properties, operations, and activities of the Company and the Company Subsidiaries.

  3.23 Labor Relations.

  (a) Except as disclosed on Schedule 3.23, (i) there are no collective bargaining agreements or other labor union contracts applicable to any employees to or by which the Company or any Company Subsidiary is a party or is bound, no such agreement or contract has been requested by any employee or group of employees of the Company or any Company Subsidiary, and no discussions have occurred with respect thereto by management of the Company or any Company Subsidiary with any such employees; (ii) no employees of the Company or any Company Subsidiary are represented by any labor organization, collective bargaining representative, or group of employees; (iii) no labor organization, collective bargaining representative, or group of employees claims to represent a majority of the employees of the Company or any Company Subsidiary in an appropriate unit of the Company or any Company Subsidiary;
(iv) neither the Company nor any Company Subsidiary is aware of or involved with any representational campaign or other organizing activities by any union or other organization or group seeking to become the collective bargaining representative of any of its employees; (v) neither the Company nor any Company Subsidiary is obligated to bargain collectively with respect to wages, hours, and other terms and conditions of employment with any recognized or certified labor organization, collective bargaining representative, or group of employees; and (vi) neither the Company nor any Company Subsidiary is aware of any strikes, work stoppages, work slowdowns, or lockouts or any threats thereof by or with respect to any of its employees, and since December 31, 1990, there have been no labor disputes, strikes, work stoppages, work slowdowns, lockouts, or similar matters involving any such employees.

  (b) The Company and the Company Subsidiaries are in compliance with all Applicable Laws pertaining to employment and employment practices and wages, hours, and other terms and conditions of employment in respect of their respective employees, except for noncompliance with such Applicable Laws which does not and will not have a Company Material Adverse Effect, and have no accrued liability for any arrears of wages or any Taxes or penalties for failure to comply with any thereof. The Company and the Company Subsidiaries are not engaged in any unfair labor practices or unlawful employment practices. There is no pending or, to the best knowledge of the Company, threatened Proceeding against or involving the Company or any Company Subsidiary by or before, and neither the Company nor any Company Subsidiary is subject to any judgment, order, writ, injunction, or decree of or inquiry from, the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor, or any other Governmental Entity in connection with any current, former, or prospective employee of the Company or any Company Subsidiary.

  3.24 Employees. Set forth on Schedule 3.24 is a list of:

    (a) all directors and officers of the Company and the Company
  Subsidiaries, and

    (b) the name, social security number, and dates of employment by the Company and the Company Subsidiaries of each employee, and consultant of the Company and the Company Subsidiaries, whose annual rate of cash compensation in the 1995 fiscal year will equal or exceed $50,000, together with the total amounts of salary, bonuses, and other cash compensation paid or payable by the Company and the Company Subsidiaries to each such person for such fiscal year. Except as set forth on Schedule 3.24, the Company has not materially altered any such compensation arrangements since the end of the 1995 fiscal year, and the Company does not have any material non-cash compensation arrangements in favor of its employees.

  Except as disclosed on Schedule 3.24, no severance payment, stay-on or incentive payment, or similar obligation will be owed by the Company and the Company Subsidiaries to any of their respective directors, officers, or employees upon consummation of, or as a result of, the transactions contemplated by this Agreement, nor will any such director, officer, or employee be entitled to an increase in severance payments or other benefits as a result of the transactions contemplated by this Agreement in the event of the subsequent termination of his or her employment.

  3.25 Confidentiality Matters. Each of the Company and the Company Subsidiaries has taken reasonable measures to maintain the confidentiality of any secret, confidential, or proprietary information relating to the Company or any Company Subsidiary or its business including written confidentiality agreements with their respective employees.

  3.26 Insurance. Listed on Schedule 3.26 are the policies of insurance maintained by the Company and the Company Subsidiaries with respect to their respective assets and operations. All premiums due and payable with respect to such policies have been timely paid. No notice of cancellation of, or indication of an intention not to renew, any such policy has been received by the Company or its Subsidiaries. During the past three years, no application by the Company and its Subsidiaries for insurance with respect to their assets or operations has been denied for any reason.

  3.27 Insider Interests. Except as disclosed in the SEC Filings, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

  3.28 Offerings of Securities. All securities which have been offered or sold by the Company or any Subsidiary have been registered pursuant to the Securities Act and applicable state securities laws or were offered and sold pursuant to valid exemptions therefrom. No registration statement, prospectus, private offering memorandum, or other information furnished (whether in writing or orally) to any offeree or purchaser of such securities, at the time such registration statement became effective (in the case of a registered offering) or at the time of delivery of such registration statement, prospectus, private offering memorandum, or other information, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. To the extent that any such securities were registered under the Securities Act, the applicable registration statements and prospectuses filed with the Securities and Exchange Commission pursuant to the Securities Act, at the time each such registration statement became effective, and at all times when delivery of a prospectus was required pursuant to the Securities Act, complied in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

  3.29 Brokerage Fees. Neither the Company nor any of its affiliates has retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or any transaction contemplated hereby except that Piper Jaffray, Inc. and BioScience Securities have been retained as the Company's financial advisors in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless Bionova U.S. from and against any and all losses, claims, damages, and liabilities (including legal and other expenses reasonably incurred in connection with investigating or defending any claims or actions) with respect to any finder's fee, brokerage commission, or similar payment in connection with any transaction contemplated hereby asserted by any person on the basis of any act or statement made or alleged to have been made by the Company or any of its affiliates.

  3.30 Disclosure. No representation or warranty made by the Company in this Agreement, and no statement of the Company contained in any document, certificate, or other writing furnished or to be furnished by the Company pursuant hereto or in connection herewith, contains or will contain, at the time of delivery, any untrue statement of a material fact or omits or will omit, at the time of delivery, to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

  3.31 Disclosure Documents. None of the information relating to the Company or its subsidiaries, this Agreement, or the transactions contemplated by this Agreement which has been or is to be supplied by the Company for inclusion in, or which has been or is to be incorporated by reference from SEC Filings of the Company in, (a) the Registration Statement, (b) the Proxy Statement, and
(c) any other documents to be filed with any regulatory authority by the Company, Parent or their respective subsidiaries in connection with the transactions contemplated by this Agreement, at the respective time such document is filed, becomes effective, or is first mailed to stockholders, or at the Effective Time, as the case may be, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement, at the time of the Special Meeting, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Special Meeting. All documents required to be filed by the Company and its subsidiaries in connection with the Merger will comply as to form in all material respects with the applicable requirements of the statutes, rules, and regulations pursuant to which they are filed. No representations are made in this Section with respect to any information included or incorporated by reference in the Registration Statement, the Proxy Statement, or any other document referred to in clause (c) of the first sentence of this Section which relates to Parent or its subsidiaries.

  3.32 Representations and Warranties on Closing Date. The representations and warranties made in this Article III will be true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date.

  3.33 Receivables. All receivables (including accounts and notes receivable, employee advances, and accrued receivables) of the Company as reflected in the Company's most recent consolidated financial statements presented in the SEC Filings or arising since the date thereof are, to the best of the Company's knowledge, valid obligations of the respective makers thereof, have arisen in the ordinary course of business for goods and services delivered or rendered, are not subject to any valid defenses, counterclaims, or set offs, and have been collected or are, to the best of the Company's knowledge, collectible in full at their recorded amounts in the ordinary course of business, net of doubtful accounts reserved for in such financial statements.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
            REGARDING PARENT, BIONOVA MEXICO, BIONOVA U.S. AND SUB

  Each of Parent, Bionova Mexico, Bionova U.S., and Sub represent and warrant to the Company that:

  4.1 Corporate Organization.

  (a) Parent is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. No actions or proceedings to dissolve Parent are pending or, to the best knowledge of Parent, threatened.

  (b) Bionova Mexico is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. No actions or proceedings to dissolve Bionova Mexico are pending or, to the best knowledge of Bionova Mexico, threatened.

  (c) Bionova U.S. is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. No actions or proceedings to dissolve Bionova U.S. are pending or, to the best knowledge of Bionova U.S., threatened.

  (d) Sub is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. Other than as contemplated by this Agreement and the Ancillary Documents, no actions or proceedings to dissolve Sub are pending or, to the best knowledge of Sub, threatened.

  4.2 Qualification. Each of Parent, Bionova Mexico, Bionova U.S. and Sub is duly qualified or licensed to do business as a foreign corporation and each of Parent, Bionova U.S. and Sub is in good standing in each of the jurisdictions set forth opposite its name on Schedule 4.2, which are all the jurisdictions in which the property owned, leased, or operated by it or the conduct of its business requires such qualification or licensing, except jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, have a Bionova Group Material Adverse Effect.

  4.3 Charter and Bylaws. Bionova U.S. has delivered to the Company accurate and complete copies of (i) the estatutos sociales of each of Parent and Bionova Mexico as currently in effect and (ii) the charter and bylaws of each of Bionova U.S. and Sub as currently in effect, which charter and bylaws are attached hereto as Schedule 4.3. Neither Parent, Bionova Mexico, Bionova U.S. nor Sub is in violation of any provisions of its organizational documents.

  4.4 Authority Relative to This Agreement. Each of Parent, Bionova Mexico, Bionova U.S., and Sub has full corporate power and corporate authority to execute, deliver, and perform this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by each of them of this Agreement and the Ancillary Documents to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Parent, Bionova Mexico, Bionova U.S., and Sub, as the case may be. This Agreement has been duly executed and delivered by each of Parent, Bionova Mexico, Bionova U.S., and Sub and constitutes, and each Ancillary Document executed or to be executed by each of them has been, or when executed will be, duly executed and delivered by each of them and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of each of them, enforceable against each of them in accordance with their respective terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights generally, (ii) fiduciary obligations under the laws of its jurisdiction of incorporation, (iii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances, (iv) public policy considerations with respect to the enforceability of rights of indemnification, and (v) priority claims under Mexican law with respect to labor claims, taxes, social security payments, retirement funds, housing funds and similar items.

  4.5 Noncontravention. The execution, delivery, and performance, as the case may be, by each of Parent, Bionova Mexico, Bionova U.S., and Sub of this Agreement and the Ancillary Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not, subject to any consents, waivers or approvals to be effective at the Closing Date and as may be listed on Schedule 4.5, (i) conflict with or result in a violation of any provision of the organizational documents of such company or any member of the Bionova Group, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, or require any consent, approval, authorization, or waiver of any party to, any material bond, debenture, note, mortgage, indenture, lease, contract, agreement, or other instrument or obligation to which such company or any member of the Bionova Group is a party or by which such companies or any of their respective properties may be bound,
(iii) result in the creation or imposition of any Encumbrance upon the properties of Parent, Bionova Mexico, Bionova U.S., Sub or any member of the Bionova Group, or (iv) assuming compliance with the matters referred to in
Section 4.6, violate any Applicable Law binding upon Parent, Bionova Mexico, Bionova U.S., Sub or any member of the Bionova Group.

  4.6 Governmental Approvals. No consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity is required to be obtained or made by Parent, Bionova Mexico, Bionova U.S., or Sub in connection with the execution, delivery, or performance by Parent, Bionova Mexico, Bionova U.S. or Sub of this Agreement and the Ancillary Documents to which it is a party or the consummation by it of the transactions contemplated hereby or thereby, other than (i) compliance with any applicable requirements of the HSR Act and necessary filings with the Mexican Competition Commission; (ii) compliance with any applicable requirements of the Securities Act; (iii) compliance with any applicable requirements of the Exchange Act;
(iv) compliance with any applicable state securities laws; (v) filings with Governmental Entities to occur in the ordinary course following the consummation of the transactions contemplated hereby, including without limitation the filing of a Certificate of Merger with the Secretary of State of Delaware, the filing of a notice with the Mexican Foreign Investment Registry, the filing of a notice with the Mexican Agrarian Registry, and the filing of a notice with the Mexican Tax authorities; and (vi) such consents, approvals, orders, or authorizations which, if not obtained, and such declarations, filings, or registrations which, if not made, would not, individually or in the aggregate, have a Bionova Group Material Adverse Effect.

  4.7 Legal Proceedings. There are no Proceedings pending or, to the best knowledge of Parent, Bionova Mexico, Bionova U.S. or Sub, threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

  4.8 Brokerage Fees. Neither Parent, Bionova Mexico, Bionova U.S. nor Sub nor any of their affiliates has retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or any transaction contemplated hereby except that J.P. Morgan Securities, Inc. has been retained as Parent's financial advisor in connection with the transactions contemplated hereby. Parent shall indemnify and hold harmless the Company from and against any and all losses, claims, damages, and liabilities (including legal and other expenses reasonably incurred in connection with investigating or defending any claims or actions) with respect to any finder's fee, brokerage commission, or similar payment in connection with any transaction contemplated hereby asserted by any person on the basis of any act or statement made or alleged to have been made by Bionova U.S. or any of its affiliates.

  4.9 Stock Ownership of Bionova Mexico, Bionova U.S. and Sub.

  (a) All the outstanding capital stock of Bionova Mexico (except for four shares owned by affiliates of Parent) is owned directly by Parent.

  (b) The authorized capital stock of Bionova U.S. is reflected in the charter thereof attached as part of Schedule 4.3. As of the date hereof, 25,000 shares of Common Stock, $.01 par value, of Bionova U.S. are issued and outstanding. All of such shares are owned directly by Bionova Mexico, free and clear of all Encumbrances. All of such shares have been validly issued and are fully paid and nonassessable. No shares of capital stock of Bionova U.S. are subject to, nor have any been issued in violation of, preemptive or similar rights. Except
(w) for the 25,000 shares outstanding as of the date hereof as set forth in this Section 4.9(b), (x) such shares as shall be issued to Bionova Mexico on the Closing Date as contemplated by Section 1.11(d), (y) such shares as shall be issued as a result of the Merger as contemplated by Section 2.1, and (z) such shares as may be issued in connection with the exercise of those options and warrants to be assumed by Bionova U.S. as contemplated by Section 2.5 and Section 2.6, there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of Bionova U.S., (ii) no securities of Bionova U.S. convertible into or exchangeable for shares of capital stock or other voting securities of Bionova U.S., (iii) no options, warrants or other rights (including preemptive rights) to acquire from Bionova U.S., and no obligation of Bionova U.S. to issue or sell, any shares of capital stock or other voting securities of Bionova U.S. or any securities of Bionova U.S. convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to Bionova U.S.

  (c) The authorized capital stock of Sub is reflected in the charter thereof attached as part of Schedule 4.3. As of the date hereof, 1,000 shares of Common Stock, $.01 par value, of Sub are issued and outstanding. All of such shares are owned directly by Bionova U.S., free and clear of all Encumbrances. All of such shares have been validly issued and are fully paid and nonassessable. No shares of capital stock of Sub are subject to, nor have any been issued in violation of, preemptive or similar rights. Except (x) for the 1,000 shares outstanding as of the date hereof as set forth in this Section 4.9(c), and (y) as provided in Section 2.1(e), there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of Sub, (ii) no securities of Sub convertible into or exchangeable for shares of capital stock or other voting securities of Sub,
(iii) no options, warrants or other rights (including preemptive rights) to acquire from Sub, and no obligation of Sub to issue or sell, any shares of capital stock or other voting securities of Sub or any securities of Sub convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to Sub.

  4.10 Parent Securities Filings.

  (a) Parent has filed with the Securities and Exchange Commission and the Comision Nacional Bancaria y de Valores, as the case may be, all forms, reports, schedules, statements, and other documents required to be filed by it under the Securities Act, the Exchange Act, and all other U.S. federal and Mexican securities laws. All such forms, reports, schedules, statements, and other documents (including all amendments thereto) filed by Parent with the Securities and Exchange Commission or the Comision Nacional Bancaria y de Valores are herein collectively referred to as the "Filings." Parent has delivered to or made available for inspection by the Company accurate and complete copies of all the Filings in the form filed by Parent with the Securities and Exchange Commission or the Comision Nacional Bancaria y de Valores since December 31, 1992. The Filings, at the time filed, complied in all material respects with all applicable requirements of United States or Mexican securities laws, as the case may be. None of the Filings, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. All material contracts of Parent have been included in the Filings, except for those contracts not required to be filed pursuant to the rules and regulations of the Securities and Exchange Commission or the Comision Nacional Bancaria y de Valores.

  (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Filings present fairly, in conformity with generally accepted accounting principles in effect in Mexico or the United States (as specified therein) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements). Parent shall deliver to the Company as soon as they become available accurate and complete copies of all forms, reports, and other documents furnished by it to its stockholders generally or filed by it with the Securities and Exchange Commission or the Comision Nacional Bancaria y de Valores subsequent to the date hereof and prior to the Closing Date.

  4.11 Control. Except as set forth on Schedule 4.11, Bionova Mexico controls each other member of the Bionova Group as of the date of this Agreement (which includes the power on its own, without the joinder of any other person, to direct all material decisions) and, assuming the effectiveness of this Agreement and the transactions contemplated by it, Bionova U.S. will so control such Bionova Group members after the Effective Time.

                                   ARTICLE V

          REPRESENTATIONS AND WARRANTIES REGARDING THE BIONOVA GROUP

  Parent, Bionova Mexico, Bionova U.S. and Sub represent and warrant to the Company that:

  5.1 Corporate Organization. Each member of the Bionova Group is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own, lease, and operate its properties and to carry on its business as now being conducted. No actions or proceedings to dissolve any member of the Bionova Group are pending or, to the best knowledge of Bionova U.S., threatened except as set forth on Schedule 5.1.

  5.2 Qualification. Each member of the Bionova Group is duly qualified or licensed to do business as a foreign corporation, and is in good standing, in each of the jurisdictions set forth opposite its name on Schedule 5.2, which are all the jurisdictions in which the property owned, leased, or operated by it or the conduct of its business requires such qualification or licensing, except jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, have a Bionova Group Material Adverse Effect.

  5.3 Charter and Bylaws. Bionova U.S. has delivered to the Company accurate and complete copies of (i) the charter and bylaws (or other organizational documents) of each member of the Bionova Group as currently in effect, (ii) the stock records of each member of the Bionova Group, and (iii) the minutes of all meetings of the respective Boards of Directors of each member of the Bionova Group, any committees of such Boards, and the stockholders of such companies (and all consents in lieu of such meetings). Such records, minutes, and consents accurately reflect the stock ownership of the Bionova Group and all actions taken by such Boards of Directors, committees, and stockholders. As of the Closing Date, no member of the Bionova Group will be in violation of any provision of its organizational documents.

  5.4 Capitalization of the Bionova Group. Except as set forth on Schedule 5.4, no member of the Bionova Group owns, directly or indirectly, any capital stock or other securities of any corporation or has any direct or indirect equity or ownership interest in any other person, other than another member of the Bionova Group. The jurisdiction of incorporation and authorized and outstanding capital stock of each member of the Bionova Group is set forth on
Schedule 5.4. The ownership of the outstanding capital stock of each member of the Bionova Group is also set forth on Schedule 5.4. All outstanding shares of capital stock of the Bionova Group have been validly issued and are fully paid and nonassessable, and no shares of capital stock of the Bionova Group are subject to, nor have any been issued in violation of, preemptive or similar rights. All issuances, sales, and repurchases by the Bionova Group of shares of its capital stock have been effected in compliance with all Applicable Laws, including without limitation applicable securities laws. Except as set forth above in this Section and set forth on Schedule 5.4, there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of the Bionova Group, (ii) no securities of the Bionova Group convertible into or exchangeable for shares of capital stock or other voting securities of the Bionova Group, (iii) no options, warrants or other rights (including preemptive rights, except to the extent such preemptive rights exist under Applicable Law) to acquire from the Bionova Group, and no obligation of the Bionova Group to issue or sell, any shares of capital stock or other voting securities of the Bionova Group or any securities of the Bionova Group convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to the Bionova Group. Except as set forth on Schedule 5.4, there are (and as of the Closing Date there will be) no outstanding obligations of the Bionova Group to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, equity equivalents, interests, or rights. Except as set forth on Schedule 5.4, no member of the Bionova Group is a party to, or is aware of, any voting agreement, voting trust, or similar agreement or arrangement relating to any class or series of its capital stock.

  5.5 Financial Statements. Bionova Mexico has delivered to the Company accurate and complete copies of the Bionova Group's consolidated balance sheet as of September 30, 1995, and the related consolidated statement of income for the nine-month period then ended, as well as, for each material member of the Bionova Group, such entity's consolidating balance sheet as of September 30, 1995, and the related consolidating statements of income and cash flow for the nine-month period then ended (the "Bionova Group Financial Statements"). The Bionova Group Financial Statements (i) represent actual bona fide transactions, (ii) have been prepared from the books and records of the Bionova Group in conformity with generally accepted accounting principles in effect in Mexico or the United States, as the case may be, applied on a basis consistent with preceding years throughout the periods involved, and (iii) accurately, completely, and fairly present in all material respects the Bionova Group's consolidated or consolidating financial position, as the case may be, as of the date thereof and its consolidated or consolidating results of operations and cash flows for the period then ended, as the case may be.

  5.6 Absence of Undisclosed Liabilities. No member of the Bionova Group has any material liability or obligation (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to it, and whether due or to become due), except (i) liabilities reflected on the Bionova Group Financial Statements, (ii) liabilities which have arisen since the date of the Bionova Group Financial Statements in the ordinary course of business (none of which is a material liability for breach of contract, breach of warranty, tort, or infringement), (iii) liabilities arising under executory contracts entered into in the ordinary course of business (none of which is a material liability for breach of contract), (iv) liabilities specifically set forth on Schedule 5.6, and (v) other liabilities which, in the aggregate, are not material to the Bionova Group considered as a whole.

  5.7 Absence of Certain Changes. Except as disclosed on Schedule 5.7, since September 30, 1995, (i) there has not been any change, development, or effect, individually or in the aggregate, that has had, or might reasonably be expected to have, a Bionova Group Material Adverse Effect; (ii) the business of the Bionova Group has been conducted only in the ordinary course consistent with past practice; (iii) no member of the Bionova Group has incurred any material liability, engaged in any material transaction, or entered into any material agreement outside the ordinary course of business consistent with past practice; (iv) no member of the Bionova Group has suffered any material loss, damage, destruction, or other casualty to any of its assets (whether or not covered by insurance); and (v) no member of the Bionova Group has taken any of the actions set forth in Section 6.2 except as permitted thereunder.

  5.8 Tax Matters.

  (a) Except as disclosed on Schedule 5.8:

    (i) the Bionova Group has (and as of the Closing Date will have) duly filed all material federal, state, local, and foreign Tax Returns required to be filed by or with respect to it with the IRS or other applicable Taxing authority, and no extensions with respect to such Tax Returns have (or as of the Closing Date will have) been requested or granted;

    (ii) the Bionova Group has (and as of the Closing Date will have) paid, or adequately reserved against in the Bionova Group Financial Statements, all Taxes due, or claimed by any Taxing authority to be due, from or with respect to it, except Taxes that are being contested in good faith by appropriate legal proceedings and for which adequate reserves have been set aside as disclosed on Schedule 5.8;

    (iii) there has been no issue raised or adjustment proposed (and none is pending) by the IRS or any other Taxing authority in connection with any of such Tax Returns;

    (iv) the Bionova Group has (and as of the Closing Date will have) made all deposits required with respect to Taxes;

    (v) the federal income Tax Returns of the Bionova Group have not been audited by the IRS; and

    (vi) no waiver or extension of any statute of limitations as to any federal, state, local, or foreign Tax matter has been given by or requested from the Bionova Group.

  5.9 Compliance With Laws. Except as disclosed on Schedule 5.9, Bionova Mexico and the Bionova Group has complied in all material respects with all Applicable Laws (including without limitation Applicable Laws relating to securities, properties, business products, manufacturing processes, advertising and sales practices, employment practices, terms and conditions of employment, wages and hours, safety, occupational safety, health, environmental protection, product safety, and civil rights) relating to any material aspect of the Bionova Group's business. Neither Bionova Mexico nor any member of the Bionova Group has received any written notice, which has not been dismissed or otherwise disposed of, that it has not so complied. Neither Bionova Mexico nor any member of the Bionova Group is charged or, to the best knowledge of Bionova U.S., threatened with, or, to the best knowledge of Bionova U.S., under investigation with respect to, any violation of any Applicable Law relating to any aspect of the business of Bionova Mexico or the Bionova Group.

  5.10 Legal Proceedings. There are no Proceedings pending or, to the best knowledge of Bionova Mexico and Bionova U.S., threatened against or involving Bionova Mexico or the Bionova Group (or any of their respective directors or officers in connection with the business or affairs of Bionova Mexico or the Bionova Group) or any properties or rights of Bionova Mexico or the Bionova Group except (i) as disclosed on Schedule 5.10, (ii) for any Proceedings that pertain to routine claims by persons other than Governmental Entities that are covered by insurance (subject to applicable insurance deductibles), and (iii) for Proceedings which, individually or in the aggregate, if prosecuted to judgment, would not have a Bionova Group Material Adverse Effect. Neither Bionova Mexico nor any member of the Bionova Group is subject to any judgment, order, writ, injunction, or decree of any Governmental Entity which has had or is reasonably likely to have a Bionova Group Material Adverse Effect. There are no Proceedings pending or, to the best knowledge of Bionova Mexico or Bionova U.S., threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

  5.11 Title to Properties. Each member of the Bionova Group has good and indefeasible title, and in the case of real property located in the United States of America insurable title, to all material properties (real, personal, and mixed, tangible and intangible) it owns or purports to own, including without limitation the properties reflected in its books and records and in the Bionova U.S. Financial Statements, other than those disposed of after the date of such balance sheet in the ordinary course of business consistent with past practice, free and clear of all Encumbrances, except (i) as disclosed on
Schedule 5.11, and (ii) liens for Taxes not yet due and payable and (iii) such imperfections or irregularities of title, if any, as (A) are not substantial in character, amount, or extent and do not materially detract from the value of the property subject thereto, (B) do not materially interfere with either the present or intended use of such property, and (C) do not, individually or in the aggregate, materially interfere with the conduct of the Bionova Group's normal operations. Except as disclosed on Schedule 5.11, no financing statement (or other instrument sufficient or effective as a financing statement) under the Uniform Commercial Code or other comparable statute with respect to any properties of the Bionova Group has been filed and is effective in any jurisdiction, and no member of the Bionova Group has signed any such financing statement (or other instrument) or any mortgage or security agreement authorizing any secured party thereunder to file any such financing statement (or other instrument).

  5.12 Sufficiency and Condition of Properties. The material properties owned, leased, or used by the Bionova Group's business are (i) in the case of tangible properties, in good operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with standard industry practice, (ii) suitable for the purposes used, and (iii) adequate and sufficient for the normal operation of the Bionova Group's business, as presently conducted. The members of the Bionova Group own or have a valid leasehold interest in, or otherwise have a valid right to use, all such properties. Such properties and their uses conform in all material respects to all Applicable Laws, except for such minor variations as do not impair or interfere with the use of such properties for the purposes for which they are employed and Bionova U.S. has not, nor has any member of the Bionova Group, received any notice to the contrary. All such tangible properties are in the Bionova Group's possession or under their control.

  5.13 Intellectual Property.

  (a) Set forth on Schedule 5.13 is a list of all Intellectual Property owned, held, or used by the Bionova Group. Schedule 5.13 specifies, as applicable:
(i) the nature of such Intellectual Property; (ii) the owner of such Intellectual Property; (iii) the jurisdictions by or in which such Intellectual Property is recognized without regard to registration or has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) all licenses, sublicenses, and other agreements to which any member of the Bionova Group is a party and pursuant to which any member of the Bionova Group, or any other person is authorized to use such Intellectual Property, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty, and the term thereof.

  (b) The listed Intellectual Property constitutes all Intellectual Property necessary for the operation of the Bionova Group's business as presently conducted. The Bionova Group has good and indefeasible title to or is validly licensed to use all such Intellectual Property, free from burdensome restrictions. Except as noted in Schedule 5.13, each item of such Intellectual Property is in full force and effect, the Bionova Group is in compliance with all its obligations with respect thereto, and, to the best knowledge of Bionova U.S., no event has occurred which permits, or upon the giving of notice or the passage of time or otherwise would permit, revocation or termination of any thereof. During the prosecution of the U.S. patents listed on Schedule 5.13, the Bionova Group complied with its Rule 56 disclosure obligations. Other than as identified on Schedule 5.10, there are no Proceedings pending or, to the best knowledge of Bionova U.S., threatened against the Bionova Group asserting that the use by the Bionova Group of any of such Intellectual Property infringes the rights of any other person or seeking revocation, termination, or concurrent use of any of such Intellectual Property, and there is, to the best knowledge of the Bionova U.S., no basis for any such Proceeding. To the best knowledge of the Bionova U.S., none of such Intellectual Property is being infringed upon by any other person. None of such Intellectual Property is subject to any outstanding judgment, order, writ, injunction, or decree of any Governmental Entity, or any agreement, arrangement, or understanding, written or oral, restricting the scope or use thereof. Except as set forth on Schedule 5.13, to the best knowledge of Bionova U.S., the conduct of the Bionova Group's business at any time prior to the Closing Date did not, and the conduct of such business on a basis consistent with past practice as of the Closing Date will not, infringe upon or otherwise misappropriate any Intellectual Property of any other person.

  (c) To the best knowledge of Bionova Mexico and Bionova U.S., none of the Bionova Group's commercial products now in the marketplace infringes any third-party utility patent, plant patent or plant protection certificate.
Schedule 5.13 sets forth a complete list of all of the Bionova Group's research or license agreements in which a member of the Bionova Group is a licensee. To the best knowledge of Bionova Mexico and Bionova U.S., each of the agreements listed on Schedule 5.13 is valid and subsisting and is enforceable by the Bionova Group (except as the enforceability thereof may be limited by bankruptcy, insolvency, bank moratorium or similar laws affecting creditors' rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at law or equity), and none of these agreements has been amended or supplemented to include terms or conditions not disclosed to the Company.

  (d) As of the date of this Agreement, those members of the Bionova Group using Parent's "Premier Selecion" and "Market Delight" trademarks or tradenames have a royalty free arrangement from Parent pursuant to which such members are permitted to utilize such trademarks or tradenames. Such arrangement will not be cancelled or reconstituted as a royalty bearing arrangement as a result of the consummation of the Merger. Not later than the Effective Time of the Merger, such arrangement will be memorialized in a written instrument granting to such members of the Bionova Group the right to use all such trademarks or tradenames for a perpetual period of time and on a royalty free basis.

  5.14 Permits. Except as set forth on Schedule 5.14, (i) the Bionova Group holds all the Permits materially necessary or required for the conduct of the business of the Bionova Group as currently conducted; (ii) each of such Permits is in full force and effect, the Bionova Group is in compliance with all its obligations with respect thereto, and, to the best knowledge of Bionova U.S., no event has occurred which permits, or with or without the giving of notice or the passage of time or both would permit, the revocation or termination of any thereof; and (iii) no notice has been issued by any Governmental Entity and no Proceeding is pending or, to the best knowledge of Bionova U.S., threatened with respect to any alleged failure by the Bionova Group to have any Permit the absence of which would have a Bionova Group Material Adverse Effect.

  5.15 Agreements.

  (a) All agreements, arrangements, and understandings of any nature (written or oral, formal or informal) (collectively, for purposes of this Section, "agreements") to which the Bionova Group is a party or by which the Bionova Group or any of their respective properties is otherwise bound, that are material to the business, assets, results of operations, condition (financial or otherwise), or prospects of the Bionova Group considered as a whole, and that provide for annual payments or receipts in excess of $100,000, are listed on Schedule 5.15.

  (b) Bionova U.S. has delivered to the Company accurate and complete copies of the agreements listed on Schedule 5.15. Each of such agreements is a valid and binding agreement of the Bionova Group (to the extent each is a party thereto) and (to the best knowledge of Bionova U.S.) the other party or parties thereto, enforceable against the Bionova Group (to the extent each is a party thereto) and (to the best knowledge of Bionova U.S.) such other party or parties in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights generally, (ii) fiduciary obligations under the laws of its jurisdiction of incorporation,
(iii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances, (iv) public policy considerations with respect to the enforceability of rights of indemnification, and (v) priority claims under Mexican law with respect to labor claims, taxes, social security payments, retirement funds, housing funds and similar items. No member of the Bionova Group is in breach of or in default under, nor has any event occurred which (with or without the giving of notice or the passage of time or both) would constitute a default by the Bionova Group under, any material provision of any of such agreements, and no member of the Bionova Group has received any notice from, or given any notice to, any other party indicating that the Bionova Group is in breach of or in default under any of such agreements. To the best knowledge of Bionova U.S., no other party to any of such agreements is in material breach of or in material default under such agreements, nor has any assertion been made by the Bionova Group of any such breach or default.

  (c) No member of the Bionova Group has received notice of any plan or intention of any other party to any agreement to exercise any right of offset with respect to, or any right to cancel or terminate, any agreement, and no member of the Bionova Group knows of any fact or circumstance that would justify the exercise by any such other party of such a right other than the automatic termination of such agreement in accordance with its terms. No member of the Bionova Group currently contemplates, or has reason to believe any other person currently contemplates, any amendment or change to any agreement, which amendment or change could have a Bionova Group Material Adverse Effect.


  5.16 ERISA.

  (a) Set forth on Schedule 5.16 is a list identifying each "employee benefit plan", as defined in Section 3(3) of ERISA, (i) which is subject to any provision of ERISA, (ii) which is maintained, administered, or contributed to by Bionova U.S. or any affiliate of Bionova U.S., and (iii) which covers any employee or former employee of Bionova U.S. or any affiliate of Bionova U.S. or under which Bionova U.S. or any affiliate of Bionova U.S. has any liability. Bionova U.S. has delivered to the Company accurate and complete copies of such plans (and, if applicable, the related trust agreements) and all amendments thereto and written interpretations thereof, together with (i) the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (ii) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to in this Section as the "Employee Plans". For purposes of this Section only, an "affiliate" of any person means any other person which, together with such person, would be treated as a single employer under Section 414 of the Code. The only Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA are identified as such on Schedule 5.16.

  (b) Except as otherwise identified on Schedule 5.16, (i) no Employee Plan constitutes a "multiemployer plan", as defined in Section 3(37) of ERISA (for purposes of this Section, a "Multiemployer Plan"), (ii) no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code, (iii) no Employee Plan is subject to Title IV of ERISA or to the minimum funding standards of ERISA and the Code, and (iv) during the past five years, neither Bionova U.S. nor any of its affiliates have made or been required to make contributions to any Multiemployer Plan. There are no accumulated funding deficiencies as defined in Section 412 of the Code (whether or not waived) with respect to any Employee Plan. The fair market value of the assets held with respect to each Employee Plan that is a defined benefit plan and an employee pension benefit plan, as defined in Section 3(2) of ERISA, exceeds the actuarially determined present value of all benefit liabilities accrued under such Employee Plan (whether or not vested) determined using reasonable actuarial assumptions. Neither Bionova U.S. nor any affiliate of Bionova U.S. has incurred any material liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Bionova U.S. and all of the affiliates of Bionova U.S. have paid and discharged promptly when due all liabilities and obligations arising under ERISA or the Code of a character which if unpaid or unperformed might result in the imposition of a lien against any of the assets of the Bionova Group. To the knowledge of Bionova Mexico or Bionova U.S., nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Bionova Group or any director or officer of the Bionova Group subject to any liability under Title I of ERISA or liable for any Tax pursuant to Section 4975 of the Code that could have a Bionova Group Material Adverse Effect. To the knowledge of Bionova Mexico or Bionova U.S., there are no threatened or pending claims by or on behalf of the Employee Plans, or by any participant therein, alleging a breach or breaches of fiduciary duties or violations of Applicable Laws which could result in liability on the part of Bionova U.S., its officers or directors, or such Employee Plans, under ERISA or any other Applicable Law and there is no basis for any such claim.

  (c) To the knowledge of Bionova Mexico or Bionova U.S., each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified since the date of its adoption, and each trust forming a part thereof is exempt from Tax pursuant to Section 501(a) of the Code. Set forth on Schedule 5.16 is a list of the most recent IRS determination letters with respect to any such Plans, accurate and complete copies of which letters have been delivered to Bionova U.S. To the best of the knowledge of Parent, Bionova Mexico, Bionova U.S. and Sub, each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by all Applicable Laws, including but not limited to ERISA and the Code, which are applicable to such Plans.

  (d) There is set forth on Schedule 5.16 a list of each employment, severance, or other similar contract (including any non-competition agreement), arrangement, or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, or other forms of incentive compensation or post-retirement insurance, compensation, or benefits which (i) is not an Employee Plan, (ii) is entered into, maintained, or contributed to, as the case may be, by the Bionova Group, and (iii) covers any employee or former employee of the Bionova Group. Such contracts, plans, and arrangements as are described in the preceding sentence are referred to for purposes of this Section as the "Benefit Arrangements". Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by Applicable Laws.

  (e) To the knowledge of Bionova Mexico or Bionova U.S., neither Bionova U.S. nor any affiliate of Bionova U.S. has performed any act or failed to perform any act, and there is no contract, agreement, plan, or arrangement covering any employee or former employee of Bionova U.S. or any affiliate of Bionova U.S., that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(a)(1) or 280G of the Code, or could give rise to any penalty or excise Tax pursuant to
Section 4980B or 4999 of the Code.

  (f) Except as disclosed on Schedule 5.16, there has been no amendment, written interpretation, or announcement (whether or not written) by Bionova U.S. or any affiliate of Bionova U.S. of or relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1994.

  5.17 Environmental Matters.

  (a) Except as disclosed on Schedule 5.17 and except for matters that in the aggregate would not have a Bionova Group Material Adverse Effect:

    (i) the properties, operations, and activities of the Bionova Group comply with all Applicable Environmental Laws;

    (ii) the Bionova Group and the properties, operations, and activities of the Bionova Group are not subject to any existing, pending, or, to the best knowledge of Bionova U.S., threatened Proceeding under, or to any remedial obligations under, any Applicable Environmental Laws;

    (iii) all Permits, if any, required to be obtained by the Bionova Group under any Applicable Environmental Laws in connection with any aspect of the business of the Bionova Group, including without limitation those relating to the treatment, storage, disposal, or release of a hazardous material, have been duly obtained and are in full force and effect, and the Bionova Group is in compliance with the terms and conditions of all such Permits;

    (iv) the Bionova Group has satisfied and is currently in compliance with all financial responsibility requirements applicable to their respective operations and imposed by any Governmental Entity under any Applicable Environmental Laws, and the Bionova Group has not received any notice of noncompliance with any such financial responsibility requirements;

    (v) to the best knowledge of Bionova U.S., there are no physical or environmental conditions existing on any property owned or leased by the Bionova Group or resulting from the Bionova Group's operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations under any Applicable Environmental Laws;

    (vi) to the best knowledge of Bionova U.S., since the effective date of the relative requirements of Applicable Environmental Laws, all hazardous materials generated by the Bionova Group or used in connection with their respective properties, operations, or activities have been transported only by carriers authorized under Applicable Environmental Laws to transport such materials, and have been disposed of only at treatment, storage, and disposal facilities authorized under Applicable Environmental Laws to treat, store, or dispose of such materials, and, to the best knowledge of Bionova U.S., such carriers and facilities have been and are operating in compliance with such authorizations and are not the subject of any existing, pending, or threatened Proceeding in connection with any Applicable Environmental Laws;

    (vii) there has been no exposure of any person or property to hazardous materials, nor has there been any release of hazardous materials into the environment, by the Bionova Group or in connection with their respective properties, operations, or activities that could reasonably be expected to give rise to any claim for damages or compensation; and

    (viii) the Bionova Group shall make available to the Company all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Bionova Group relating to any of the current or former properties, operations, or activities of the Bionova Group, provided that the Bionova Group shall not be required to make available any such audits, studies, or correspondence that may be subject to the attorney-client privilege or similar privilege.

  (b) The representations and warranties contained in this Section would continue to be true and correct following disclosure to the applicable Governmental Entities of all relevant facts, conditions, and circumstances, if any, pertaining to the properties, operations, and activities of the Bionova Group.

  5.18 Labor Relations.

  (a) Except as disclosed on Schedule 5.18, (i) there are no collective bargaining agreements or other labor union contracts applicable to any employees to or by which the Bionova Group is a party or is bound, no such agreement or contract has been requested by any employee or group of employees of the Bionova Group, and no discussions have occurred with respect thereto by management of the Bionova Group with any such employees; (ii) no employee of the Bionova Group is represented by any labor organization, collective bargaining representative, or group of employees; (iii) no labor organization, collective bargaining representative, or group of employees claims to represent a majority of the employees of the Bionova Group in an appropriate unit of the Bionova Group; (iv) no member of the Bionova Group is aware of or involved with any representational campaign or other organizing activities by any union or other organization or group seeking to become the collective bargaining representative of any of its employees; (v) no member of the Bionova Group is obligated to bargain collectively with respect to wages, hours, and other terms and conditions of employment with any recognized or certified labor organization, collective bargaining representative, or group of employees; and (vi) no member of the Bionova Group is aware of any strikes, work stoppages, work slowdowns, or lockouts or any threats thereof by or with respect to any of its employees, and since December 31, 1993, there have been no labor disputes, strikes, work stoppages, work slowdowns, lockouts, or similar matters involving any such employees.

  (b) The Bionova Group is in compliance with all Applicable Laws pertaining to employment and employment practices and wages, hours, and other terms and conditions of employment in respect of their respective employees, except for noncompliance with such Applicable Laws which does not and will not have a Bionova Group Material Adverse Effect, and has no accrued liability for any arrears of wages or any Taxes or penalties for failure to comply with any thereof. The Bionova Group is not engaged in any unfair labor practices or unlawful employment practices. There is no pending or, to the best knowledge of Bionova U.S., threatened Proceeding against or involving the Bionova Group by or before, and no member of the Bionova Group is subject to any judgment, order, writ, injunction, or decree of or inquiry from, the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor, the Immigration and Naturalization Service or any other Governmental Entity in connection with any current, former, or prospective employee of the Bionova Group.

  (c) No service agreement entered into by any of the companies collectively identified as the Bionova Group with any third party service company will cause the Bionova Group member receiving such services to be deemed the employer of such service company's employees.

  5.19 Employees. Set forth on Schedule 5.19 is a list of:

    (a) all directors and officers of the Bionova Group, and

    (b) the name, social security number, and dates of employment by the Bionova Group of each employee, and consultant of the Bionova Group, whose annual rate of cash compensation in the 1995 fiscal year will equal or exceed $50,000, together with the total amounts of salary, bonuses, and other cash compensation paid or payable by the Bionova Group to each such person for such fiscal year. Except as set forth in Schedule 5.19, the Bionova Group has not materially altered any such compensation arrangement since the end of the 1995 fiscal year, and the Bionova Group does not have any material non-cash compensation arrangements in favor of its employees.

Except as disclosed on Schedule 5.19, no severance payment, stay-on or incentive payment, or similar obligation will be owed by the Bionova Group to any of their respective directors, officers, or employees upon consummation of, or as a result of, the transactions contemplated by this Agreement, nor will any such director, officer, or employee be entitled to an increase in severance payments or other benefits as a result of the transactions contemplated by this Agreement in the event of the subsequent termination of his or her employment.

  5.20 Insurance. Listed on Schedule 5.20 are the policies of insurance maintained by the Bionova Group with respect to their respective assets and operations. All premiums due and payable with respect to such policies have been timely paid. No notice of cancellation of, or indication of an intention not to renew, any such policy has been received by the Bionova Group. During the past three years, no application by the Bionova Group for insurance with respect to its assets or operations has been denied for any reason.

  5.21 Insider Interests. Except as disclosed on Schedule 5.21, no shareholder, director, officer, or employee of the Bionova Group or any associate of any such shareholder, director, officer, or employee is presently, directly or indirectly, a party to any material transaction pertaining to Bionova U.S. or the Bionova Group, including, without limitation, any agreement, arrangement, or understanding, written or oral, providing for the employment of, furnishing of services by, rental of real or personal property from, or otherwise requiring payments to any such shareholder, director, officer, employee, or associate. To the best knowledge of Bionova U.S., no shareholder, director, officer, or employee of the Bionova Group or any associate of any such shareholder, director, officer, or employee owns, directly or indirectly, any material interest in, or serves as a director, officer, or employee of, any customer, supplier, or competitor of Bionova U.S. or the Bionova Group. For purposes of this Section only, an "associate" of any shareholder, director, officer, or employee means (i) a spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law of such shareholder, director, officer, or employee or (ii) any corporation, partnership, trust, or other entity in which such shareholder, director, officer, or employee or associate thereof has a substantial ownership or beneficial interest (other than an interest in a public corporation which does not exceed three percent of its outstanding securities) or is a director, officer, partner, or trustee or person holding a similar position.

  5.22 Disclosure. No representation or warranty made by Parent, Bionova Mexico, Bionova U.S., or Sub in this Agreement, and no statement of Parent, Bionova Mexico, Bionova U.S., or Sub contained in any document, certificate, or other writing furnished or to be furnished by Parent, Bionova Mexico, Bionova U.S., or Sub pursuant hereto or in connection herewith, contains or will contain, at the time of delivery, any untrue statement of a material fact or omits, or will omit, at the time of delivery, to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

  5.23 Disclosure Documents. None of the information relating to Parent, Bionova Mexico, Bionova U.S., Sub, the Bionova Group, this Agreement, or the transactions contemplated by this Agreement which has been or is to be supplied by Parent, Bionova Mexico, Bionova U.S. or the Bionova Group for inclusion in (a) the Registration Statement, (b) the Proxy Statement, and (c) any other documents to be filed with any regulatory authority by the Company, Parent or their respective subsidiaries in connection with the transactions contemplated by this Agreement, at the respective time such document is filed, becomes effective, or is first mailed to stockholders, or at the Effective Time, as the case may be, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement, at the time of the Special Meeting, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Special Meeting. All documents required to be filed by Parent, Bionova Mexico, Bionova U.S., or the Bionova Group in connection with the Merger will comply as to form in all material respects with the applicable requirements of the statutes, rules, and regulations pursuant to which they are filed. No representations are made in this Section with respect to any information included or incorporated by reference in the Registration Statement, the Proxy Statement, or any other document referred to in clause (c) of the first sentence of this Section which relates to the Company or its subsidiaries.

  5.24 Representations and Warranties on Closing Date. The representations and warranties made in Article IV and this Article V will be true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date.

  5.25 Confidentiality Matters. Each member of the Bionova Group have taken reasonable measures to maintain the confidentiality of any secret, confidential or proprietary information relating to the Bionova Group or its business.

  5.26 Offerings of Securities. All securities which have been offered or sold by any member of the Bionova Group have been registered pursuant to Applicable Laws or were offered and sold pursuant to valid exemptions therefrom. No registration statement, prospectus, private offering memorandum, or other information furnished (whether in writing or orally) to any offeree or purchaser of such securities, at the time such registration statement became effective (in the case of a registered offering) or at the time of delivery of such registration statement, prospectus, private offering memorandum, or other information, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. To the extent that any such securities were registered under the Securities Act or Mexican securities law, the applicable registration statements and prospectuses filed with the Securities and Exchange Commission pursuant to the Securities Act or Mexican securities law, at the time each such registration statement became effective, and at all times when delivery of a prospectus was required pursuant to the Securities Act or Mexican securities law, complied in all material respects with the requirements of the Securities Act and the rules and regulations thereunder or Mexican securities law, as the case may be.

  5.27 Customers and Suppliers. To Bionova Mexico's and Bionova U.S.'s knowledge, none of the ten largest customers and none of the ten largest suppliers of the Bionova Group taken as a whole for the most recent fiscal year has materially reduced or terminated, or intends to materially reduce or terminate its business with the Bionova Group.

  5.28 No Prior Activities. Neither Bionova U.S. nor Sub has (i) incurred, nor will it incur prior to and including the Closing Date, directly or indirectly, any liabilities or obligations, (ii) engaged in any business activity or transaction, or (iii) entered into any agreement or arrangement with any person or entity, except in connection with its organization, negotiation, execution and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

  5.29 Holding Company. Except as set forth in Schedule 5.29, Bionova Mexico has no material assets other than its direct ownership of shares of stock of IPHC and ABSA and its indirect ownership of shares of each other member of the Bionova Group. Except as set forth on Schedule 5.29, IPHC has no material assets other than its direct and indirect ownership interests in its subsidiaries.

  5.30 Arm's Length Contracts. Except as disclosed on Schedule 5.30, each contract or other agreement material to the business or the financial condition of the Bionova Group is a commercially reasonable, arm's length contract. Except as disclosed on Schedule 5.30, no stockholder, director or officer of any member of the Bionova Group possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any corporation, firm, association or business organization which is a client, supplier, customer, lessor, lessee, or competitor or potential competitor of any member of the Bionova Group. Except as referenced on Schedule 5.30, none of the items disclosed thereon is reasonably anticipated to have a Bionova Group Material Adverse Effect.

  5.31 Real Property.

  (a) Set forth on Schedule 5.31 is a list, by street address, of all material real property owned or leased by the Bionova Group (for purposes of this Section, the "Real Property"), a list of all material Encumbrances to which the Real Property is subject, and a summary description of the principal facilities and structures (if any) located thereon. There are no persons (other than the Bionova Group) in possession of any material portion of the Real Property. There exists no Proceeding or court order, or building code provision, deed restriction, or restrictive covenant (recorded or otherwise), or other private or public limitation, which might in any way materially impede or materially adversely affect the continued use of the Real Property by the Bionova Group in the manner it is currently used.

  (b) All material buildings, improvements, and fixtures situated on the Real Property conform in all material respects to all Applicable Laws. All the Real Property is zoned for the various purposes for which such Real Property is being materially used, and there exists no pending or, to the best knowledge of Bionova U.S., threatened Proceeding which might materially adversely affect the validity of such zoning.

  (c) Neither the whole nor any material part of the Real Property is subject to any pending Proceeding for condemnation or other taking by any Governmental Entity, and, to the best knowledge of Bionova U.S., no such condemnation or other taking is contemplated or threatened.

  5.32 Leased Property. Set forth on Schedule 5.32 is a list and summary description of the material terms of all leases under which the Bionova Group is the lessee of material real or personal property. The Bionova Group has good and valid leasehold interests in all material properties held by it under lease. The lessee under each such lease is not in breach of or in default under such lease.

  5.33 Receivables. All receivables (including accounts and notes receivable, employee advances, and accrued interest receivables) of the Bionova Group as reflected in the Bionova Group Financial Statements or arising since the date thereof are, to the best of the knowledge of Parent, Bionova Mexico, Bionova U.S. or Sub, valid obligations of the respective makers thereof, have arisen in the ordinary course of business for goods or services delivered or rendered, are not subject to any valid defenses, counterclaims, or set offs, and have been collected or are, to the best of the knowledge of Parent, Bionova Mexico, Bionova U.S. or Sub, collectible in full at their recorded amounts in the ordinary course of business, net of doubtful accounts reserved for in such financial statements.

  5.34 Bionova U.S. Common Stock. The shares of Bionova U.S. Common Stock to be issued pursuant to the Merger shall be duly authorized and, when issued in accordance with the terms of this Agreement, shall be validly issued, fully paid, nonassessable, free from preemptive rights, registered under United States federal securities laws, qualified (or exempt from qualification) under applicable state securities laws, and listed for trading on the NASDAQ NMS.

  5.35 Capital Contribution. None of the transactions contemplated by Section
1.11 will, upon consummation thereof, result in a Bionova Group Material Adverse Effect.

  5.36 Inventory. To the best of the knowledge of Parent, Bionova Mexico, Bionova U.S. and Sub, all inventory reflected in the Bionova Group Financial Statements was, as of September 30, 1995, in good condition and was merchantable for sale in the Bionova Group's ordinary course of business.

                                  ARTICLE VI

                      CONDUCT OF PARTIES PENDING CLOSING

  6.1 Conduct and Preservation of Business. Except as expressly provided in this Agreement, during the period from the date hereof to the Closing, the Company and the Company Subsidiaries, on the one hand, and Bionova U.S., Sub and the Bionova Group, on the other hand, (i) shall each conduct its operations according to its ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws;
(ii) shall each use its reasonable best efforts to preserve, maintain, and protect its properties; and (iii) shall each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees, and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers, and others having business relationships with it, provided, however, that no person shall be required to make any payments or enter into or amend any contractual agreements, arrangements, or understandings to satisfy the foregoing obligation unless such payment or other action is required or consistent with past practice.

  6.2 Restrictions on Certain Actions. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Closing, neither the Company nor the Company Subsidiaries, on the one hand, nor Bionova Mexico, Bionova U.S., Sub or the Bionova Group, on the other hand, shall, without the prior written consent of Bionova U.S. in the case of the Company and the Company Subsidiaries, and the Company in the case of Bionova Mexico, Bionova U.S., Sub and the Bionova Group, take any of the following actions, except the actions set forth on Schedule 6.2A (in the case of the Company and the Company Subsidiaries) and Schedule 6.2B (in the case of Bionova Mexico, Bionova U.S., Sub or the Bionova Group), which are actions for which each party hereto hereby gives its consent:

    (a) amend its charter or bylaws or other governing instruments in effect on the date of this Agreement;

    (b) (i) issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any shares of its capital stock of any class or any other securities or equity equivalents; or (ii) amend in any respect any of the terms of any such securities outstanding as of the date hereof;

    (c) (i) split, combine, or reclassify any shares of its capital stock;
  (ii) declare, set aside, or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock; (iii) repurchase, redeem, or otherwise acquire any of its securities or any securities of any Subsidiary except pursuant to contractual arrangements in effect on the date hereof which have been disclosed to Bionova U.S.; or (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

    (d) (i) create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other person except for obligations of majority owned subsidiaries; (ii) make any loans, advances, or capital contributions to, or investments in, any other person (other than to majority owned subsidiaries and customary loans or advances to employees in amounts not material to the maker of such loan or advance); (iii) pledge or otherwise encumber shares of capital stock; or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

    (e) (i) enter into, adopt, or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, severance, or other employee benefit agreement, trust, plan, fund, or other arrangement for the benefit or welfare of any director, officer, or employee; (ii) increase in any manner the compensation or fringe benefits of any director, officer, or employee; or
  (iii) pay to any director, officer, or employee any benefit not required by any employee benefit agreement, trust, plan, fund, or other arrangement as in effect on the date hereof;

    (f) acquire, sell, lease, transfer, or otherwise dispose of, directly or indirectly, any assets outside the ordinary course of business consistent with past practice or any amount of assets that in the aggregate is material to its business;

    (g) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division thereof;

    (h) make any capital expenditure or expenditures which in the aggregate are in excess of $1,000,000;

    (i) amend any Tax Return or make any Tax election or settle or compromise any material federal, state, local, or foreign Tax controversy;

    (j) pay, discharge, or satisfy any claims, liabilities, or obligations (whether accrued, absolute, contingent, unliquidated, or otherwise, and whether asserted or unasserted), other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in its financial statements or incurred since September 30, 1995 in the ordinary course of business consistent with past practice;

    (k) enter into any lease, contract, agreement, commitment, arrangement, or transaction outside the ordinary course of business consistent with past practice;

    (l) amend, modify, or change in any material respect any existing lease, contract, or agreement, other than in the ordinary course of business consistent with past practice;

    (m) waive, release, grant, or transfer any rights of value, other than in the ordinary course of business consistent with past practice;

    (n) change any of its banking or safe deposit arrangements;

    (o) change any of the accounting principles or practices used by it;

    (p) take any action which would or likely might make any of its representations or warranties contained in this Agreement untrue or inaccurate as of any time from the date of this Agreement to the Closing or would or might likely result in any of the conditions set forth in this Agreement not being satisfied;

    (q) except as specifically permitted under the Sole Patent License, separately license, sell or otherwise dispose of any patents, technology, intellectual property or similar items to any third parties; or

    (r) authorize or propose, or agree in writing or otherwise to take, any of the actions described in this Section.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

  7.1 Access to Information; Confidentiality.

  (a) Between the date hereof and the Closing, the Company (i) shall give each of Parent, Bionova Mexico, Bionova U.S. and Sub and their authorized representatives reasonable access to all employees, all plants, offices, warehouses, and other facilities, and all books and records, including work papers and other materials prepared by the Company's independent public accountants, of the Company and the Company Subsidiaries, (ii) shall permit each of Parent, Bionova Mexico, Bionova U.S. and Sub and their authorized representatives to make such inspections as they may reasonably require, and
(iii) shall cause the Company's officers and those of the Company Subsidiaries to furnish each of Parent, Bionova Mexico, Bionova U.S. and Sub and their authorized representatives with such financial and operating data and other information with respect to the Company and the Company Subsidiaries as they may from time to time reasonably request; provided, however, that no investigation pursuant to this Section shall affect any representation or warranty of the Company contained in this Agreement or in any agreement, instrument, or document delivered pursuant hereto or in connection herewith; and provided further that the Company shall have the right to have a representative present at all times of any such inspections, interviews, and examinations conducted at or on the offices or other facilities or properties of the Company or its affiliates or representatives. Each of Parent, Bionova Mexico, Bionova U.S. and Sub and their authorized representatives shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement dated July 12, 1995, between the Company and Bionova U.S., as amended and supplemented (the "Confidentiality Agreement").

  (b) Between the date hereof and the Closing, Parent, Bionova Mexico, Bionova U.S., Sub and the Bionova Group (i) shall give the Company and its authorized representatives reasonable access to all employees, all plants, offices, warehouses, and other facilities, and all books and records, including work papers and other materials prepared by Bionova Mexico, Bionova U.S., Sub and the Bionova Group's independent public accountants, (ii) shall permit the Company and its authorized representatives to make such inspections as they may reasonably require, and (iii) shall cause Bionova Mexico, Bionova U.S., Sub and the Bionova Group's officers to furnish the Company and its authorized representatives with such financial and operating data and other information with respect to Bionova Mexico, Bionova U.S., Sub and the Bionova Group as the Company may from time to time reasonably request; provided, however, that no investigation pursuant to this Section shall affect any representation or warranty of Parent, Bionova Mexico, Bionova U.S. or Sub contained in this Agreement or in any agreement, instrument, or document delivered pursuant hereto or in connection herewith; and provided further that Parent, Bionova Mexico, Bionova U.S. or Sub shall have the right to have a representative present at all times of any such inspections, interviews, and examinations conducted at or on the offices or other facilities or properties of Bionova Mexico, Bionova U.S., Sub or the Bionova Group or its affiliates or representatives. The Company and its authorized representatives shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement.

  7.2 Acquisition Proposals.

  (a) Except as provided in Section 7.2(b), none of the Company or any affiliate, director, officer, employee, or representative of the Company shall
(i) directly or indirectly, solicit or initiate discussions or negotiations with any person (other than Parent) concerning any merger, consolidation, sale of assets, tender offer, sale of shares of capital stock, or similar transaction involving the Company or any Subsidiary, the securities of the Company, or any significant assets of the Company or any Subsidiary (each an "Acquisition Proposal"), or (ii) disclose directly or indirectly to any person preparing to make an Acquisition Proposal any confidential information regarding the Company or any Subsidiary, or (iii) enter into any agreement, arrangement, understanding, or commitment regarding any Acquisition Proposal. Notwithstanding the immediately preceding sentence, the Board of Directors, officers, employees and representatives of the Company may (a) take the actions described in clauses (ii) and (iii) of the immediately preceding sentence in response to solicitations and transactions which may, in the reasonable judgement of the Board of Directors of the Company, ultimately result, directly or indirectly, in ultimate consideration or value more favorable to the stockholders of the Company than the consideration payable under (or value represented by) this Agreement, and (b) under the circumstances described in clause (a) above, provide confidential information to a potential purchaser upon the prior written request of such purchaser who the Board of Directors of the Company reasonably believes is qualified and is credit worthy. Any disclosure made under this Section 7.2 shall be made subject to an appropriate confidentiality agreement, and shall be made only if the request for such disclosure did not arise as a result of any solicitation for expression of interest made in violation of this Section by the Company or its affiliates, directors, officers, employees, or representatives. The Company shall notify Bionova U.S. promptly if it discloses any confidential information to a potential purchaser as provided in this Section. The Company shall also notify Bionova U.S. promptly of the receipt of any Acquisition Proposal after the date of this Agreement. The Company shall also notify Bionova U.S. promptly of its determination to accept any Acquisition Proposal.

  (b) Notwithstanding the provisions of Section 7.2(a), the Company shall be permitted, subject to the provisions of Section 7.7, within ten days of the date of this Agreement to issue a press release announcing the Merger and its material terms and stating that the Company's management and financial advisors would be available to receive inquiries from any other parties interested in the possible acquisition of the Company and, as appropriate, to provide information and enter into discussions and negotiations with such parties in connection with such indicated interest.

  7.3 Special Meeting; Proxy Statement. The Company shall take all action necessary in accordance with State Law and the Company's Certificate of Incorporation and Bylaws to duly call, give notice of, convene, and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable after the date hereof to consider and vote upon the adoption and approval of this Agreement and the Merger. The Board of Directors of the Company shall, subject to its fiduciary obligations to the Company's stockholders under Applicable Law as advised by counsel, (i) recommend to the stockholders of the Company that they vote in favor of the adoption and approval of this Agreement and the Merger, (ii) use its reasonable best efforts to solicit from the stockholders of the Company proxies in favor of such adoption and approval, and (iii) take all other action reasonably necessary to secure a vote of the stockholders of the Company in favor of such adoption and approval.

  7.4 Proxy Statement/Registration Statement. As promptly as practicable after the date hereof, the Company shall prepare and file, or cause to be prepared and filed, with the assistance and consent of Bionova U.S., a proxy statement with the SEC under the Exchange Act. The term "Proxy Statement," as used herein means such proxy statement and all amendments and supplements thereto, if any. The Company shall use all reasonable best efforts to have the proxy statement cleared with the SEC as promptly as practicable after the filing thereof. As promptly as practicable after the date hereof, Bionova U.S., with the assistance and consent of the Company, shall prepare and file with the Securities and Exchange Commission a registration statement on an appropriate form (which will contain a prospectus to be used by the Company as the Proxy Statement) for the purpose of registering under the Securities Act the offering, sale, and delivery of the Bionova U.S. Common Stock to be issued to the stockholders of the Company pursuant to the Merger. The term "Registration Statement", as used herein, means such registration statement and all amendments and supplements thereto, if any. Bionova U.S. shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof. Bionova U.S. or the Company, as the case may be, shall notify the other promptly of the receipt of any comments on, or any requests for amendments or supplements to, the Proxy Statement or the Registration Statement by the Securities and Exchange Commission, and each shall supply the other with copies of all correspondence between it and its representatives, on the one hand, and the Securities and Exchange Commission or members of its staff, on the other, with respect to the Proxy Statement or the Registration Statement. Bionova U.S. or the Company, as the case may be, after consultation with and the consent of the other, shall use its reasonable best efforts to respond promptly to any comments made by the Securities and Exchange Commission with respect to the Proxy Statement or the Registration Statement. The Company shall obtain the approval of Bionova U.S. and Bionova U.S. shall obtain the approval of the Company, before making any filings with the Securities and Exchange Commission pertaining to the Proxy Statement or the Registration Statement or any matter pertaining to this Agreement.

  Parent, Bionova U.S., Sub, and the Company each agrees promptly to correct any information provided by it for use in the Proxy Statement or the Registration Statement if and to the extent that such information shall have become false or misleading in any material respect, and Bionova U.S. further agrees to take all steps necessary to cause the Proxy Statement or the Registration Statement (or the prospectus contained therein) as so corrected to be filed with the Securities and Exchange Commission and to be disseminated promptly to holders of shares of Company Stock, in each case as and to the extent required by Applicable Law. Bionova U.S. shall also take any action reasonably required to be taken under any applicable state securities laws in connection with the issuance of Bionova U.S. Common Stock pursuant to the Merger, and the Company shall furnish all information concerning the Company and its stockholders as may be reasonably requested in connection with any such action.

  Bionova U.S. shall prepare and file with the SEC a registration statement on Form 8-A registering the Bionova U.S. Common Stock as a class of "equity securities" under the Exchange Act prior to effectiveness of the Registration Statement.

  7.5 Reasonable Best Efforts. Each party hereto agrees that it will not voluntarily undertake any course of action inconsistent with the provisions or intent of this Agreement and will use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper, or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement, including, without limitation, (i) cooperation in the preparation and filing of the Registration Statement; (ii) reasonable best efforts to have the Registration Statement cleared and declared effective by the Securities and Exchange Commission as promptly as practicable after filing; (iii) cooperation in determining whether any consents, approvals, orders, authorizations, waivers, declarations, filings, or registrations of or with any Governmental Entity or third party are required in connection with the consummation of the transactions contemplated hereby; (iv) reasonable best efforts to obtain any such consents, approvals, orders, authorizations, and waivers and to effect any such declarations, filings, and registrations; (v) reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (vi) reasonable best efforts to defend, and cooperation in defending, all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; and (vii) the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

  7.6 HSR Act Notification. To the extent required by the HSR Act, each of the parties hereto shall (i) file or cause to be filed, as promptly as practicable after the execution and delivery of this Agreement, with the Federal Trade Commission and the United States Department of Justice, all reports and other documents required to be filed by such party under the HSR Act concerning the transactions contemplated hereby and (ii) promptly comply with or cause to be complied with any requests by the Federal Trade Commission or the United States Department of Justice for additional information concerning such transactions, in each case so that the waiting period applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall expire as soon as practicable after the execution and delivery of this Agreement. Prior to making any filing under the HSR Act, each party will obtain the consent of the other party to the content of such filing, which consent shall not be unreasonably withheld. Each party hereto agrees to request, and to cooperate with the other party or parties in requesting, early termination of any applicable waiting period under the HSR Act. The filing fees and other costs of compliance with the HSR Act (other than each party's attorneys' and accountant's fees and other third party expenses) shall be borne equally by Bionova U.S. and the Company.

  7.7 Public Announcements. Except as may be required by Applicable Law or the National Association of Securities Dealers, Inc., neither Parent, Bionova U.S. or any member of the Bionova Group, on the one hand, nor the Company or the Company Subsidiaries, on the other, shall issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Any such press release or public statement required by Applicable Law or by the National Association of Securities Dealers, Inc. shall only be made after reasonable notice to the other party.

  7.8 Delivery and Amendment of Schedules. Each of Bionova U.S. and the Company shall deliver all Schedules relating to the representations and warranties of such party contained in this Agreement to the other party simultaneously with the execution of this Agreement, except that (i) the following schedules may be delivered up to thirty days after the date this Agreement is signed: Schedules 7.8A, 7.8B, 7.8C, 9.5 and 10.4; and (ii) Schedules 7.9A and 7.9B may be delivered on February 28, 1996. Any date on which a party delivers any such Schedule is referred to as a "Schedule Delivery Date" for such party. Each party hereto agrees that, with respect to the representations and warranties of such party contained in this Agreement, such party shall have the continuing obligation until the Closing to supplement or amend promptly the Schedules hereto with respect to any matter hereafter arising or discovered which, if existing or known on a Schedule Delivery Date, would have been required to be set forth or described in the Schedules, including, without limitation, any material development with respect to any pending on threatened litigation or governmental proceeding previously disclosed in the Schedules. For all purposes of this Agreement, including without limitation for purposes of determining whether the conditions set forth in Sections 9.1 and 10.1 have been fulfilled, the Schedules hereto shall be deemed to include only that information contained therein on a Schedule Delivery Date and shall be deemed to exclude all information contained in any supplement or amendment thereto; provided, however, that if the Closing shall occur, then all matters disclosed pursuant to any such supplement or amendment at or prior to the Closing shall be waived and no party shall be entitled to make a claim thereon pursuant to the terms of this Agreement. In addition to those schedules specifically referenced in any other section of this Agreement, each of the parties hereto shall be entitled to deliver to the other as provided in clause (i) above an omnibus disclosure schedule through which they shall be entitled to supplement any of the representations and warranties set forth in Articles III, IV and V hereof. Any such omnibus disclosure schedule shall be delivered as Schedule 7.8A in the case of the Company and Schedule 7.8B in the case of Parent, Bionova Mexico, Bionova U.S. or Sub. Any documents referred to in either such Schedule shall be delivered to the other party by the disclosing party simultaneously with the delivery of Schedule 7.8A or 7.8B, as the case may be. Schedule 7.8C referred to above shall consist of documents referenced in the Schedules to the representations set forth in Articles IV and V together with certain other documents requested by the Company in a written document request to Bionova

U.S. from the Company (or its counsel) dated January 25, 1996. The failure to timely deliver any schedule required to be delivered after the date hereof shall be deemed a material breach for all purposes hereof.

  7.9 Delivery of 1995 Audited Financial Statements.

  (a) On or before February 28, 1996, Bionova U.S. shall deliver to the Company copies of the Bionova Group's audited consolidated balance sheet as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended, and the notes and schedules thereto, prepared in accordance with United States generally accepted accounting principles, which financial statements shall be delivered as Schedule 7.9A hereto. Such financial statements shall be accompanied by the audit report of a nationally recognized "Big Six" accounting firm.

  (b) On or before February 28, 1996, the Company shall deliver to Bionova U.S. copies of the Company's audited consolidated balance sheet as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended, and the notes and schedules thereto, prepared in accordance with United States generally accepted accounting principles, which financial statements shall be delivered as
Schedule 7.9B hereto. Such financial statements shall be accompanied by the audit report of a nationally recognized "Big Six" accounting firm.

  7.10 Notice of Litigation. Until the Closing, (i) Parent, Bionova Mexico, Bionova U.S., and Sub upon learning of the same, shall promptly notify the Company of any Proceeding which is commenced or threatened against Parent (pertaining solely to the transactions contemplated by this Agreement), Bionova Mexico, Bionova U.S., or the Bionova Group and (ii) the Company, upon learning of the same, shall promptly notify Bionova U.S. of any Proceeding which is commenced or threatened against the Company or a Company Subsidiary.

  7.11 Notification of Certain Matters. The Company shall give prompt notice to Bionova U.S. of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in Article III to be untrue or inaccurate in any material respect at or prior to the Closing. Parent, Bionova Mexico, Bionova U.S. and Sub shall give prompt notice to the Company of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in Article IV or Article V to be untrue or inaccurate in any material respect at or prior to the Closing. The delivery of any notice pursuant to this Section shall not be deemed to
(i) modify the representations or warranties hereunder of the party delivering such notice, (ii) modify the conditions set forth in Articles IX and X, or
(iii) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  7.12 Bionova U.S. Standstill. Prior to the earlier of the Closing or the termination of this Agreement, none of Parent, Bionova Mexico, the Bionova Group, or any affiliate, director, officer, employee, or representative of Parent, Bionova Mexico or the Bionova Group shall (i) directly or indirectly, solicit, initiate, or conduct discussions or negotiations with any person (other than the Company) concerning any merger, consolidation, sale of assets, tender offer, sale of shares of capital stock, or similar transaction involving Bionova Mexico or the Bionova Group, the securities of the Bionova Group, or any significant assets of Bionova Mexico or the Bionova Group which would result in a change in control of Bionova Mexico or the Bionova Group other than as contemplated by this Agreement (each a "Bionova Acquisition Proposal"), or (ii) disclose directly or indirectly to any person preparing to make a Bionova Acquisition Proposal any confidential information regarding the Bionova Group, or (iii) enter into any agreement, arrangement, understanding, or commitment regarding any Bionova Acquisition Proposal. Notwithstanding the immediately preceding sentence, the Boards of Directors of Parent, Bionova Mexico, Bionova U.S., Sub and the Bionova Group may take any of the actions described in the preceding sentence where they have been advised by legal counsel that taking such actions is advisable in order to fulfill their fiduciary duties. Bionova U.S. shall notify the Company promptly of any Bionova Acquisition Proposal that is received after the date of this Agreement and which a related party desires to accept and shall inform the Company if the Board of Directors of any such party has been advised by counsel to consider such

Bionova Acquisition Proposal in order to fulfill the directors' fiduciary duties and shall provide to the Company such information regarding the Bionova Acquisition Proposal as the Company may reasonably request.

  7.13 Indemnification and Insurance. To the full extent permitted by Applicable Law, and subject to the limitations contained in Applicable Law, all rights to indemnification now existing in favor of the directors of the Company as provided in its Certificate of Incorporation or Bylaws in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect for such period as shall be permitted by Applicable Law and shall be deemed to cover and constitute indemnification obligations of the Surviving Corporation with respect to acts or omissions by such directors through and including the Effective Time of the Merger (but not thereafter). The Surviving Corporation shall cause to be maintained for a period of three years from the Effective Time of the Merger for the benefit of such directors, policies of directors' and officers' liability insurance providing coverage no less favorable than the policies currently maintained by the Company with respect to matters occurring through and including the Effective Time of the Merger (but not thereafter) and with aggregate limits equal to not less than three times the aggregate limits of such currently maintained policies. During such three year period, Bionova U.S. will fund any "deductible" amount specified in any such policies in the event that a claim is asserted which implicates such policies and then only to the extent that the Surviving Corporation is permitted to do so under such policies and Applicable Law but is unable to do so because of its financial condition. In the event that Bionova U.S. or the Surviving Corporation or any of its successors and assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers and conveys all or substantially all of its property and assets to any person, then, and in each case, proper provisions shall be made so that the successor and assigns of Bionova U.S. or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.13.

  The provisions of this Section 7.13 are intended to be for the benefit of, and shall be enforceable by, each aforementioned indemnified party, his heirs and representatives, and may not be amended, altered or repealed without the written consent of any such indemnified party.

  7.14 Limited Guaranty of Parent. For a period of three years from the Effective Time of the Merger, Parent covenants to provide when requested by Bionova U.S. a guarantee in a form reasonably acceptable to the applicable financial institution of Bionova U.S.'s obligations to such financial institution pursuant to a loan or line of credit (a "Loan") if and only if (i) Parent's maximum exposure under the guaranty is limited to $20 million, and
(ii) the documents evidencing the Loan provide that the amounts loaned to Bionova U.S. from time to time will not exceed the sum of 80% of its and its consolidated subsidiaries' accounts receivable from time to time plus 50% of its and its consolidated subsidiaries' inventory from time to time and will be secured by both such accounts and inventory.

  7.15 Governing Documents. Prior to the Closing, Parent shall (i) cause the governing documents of each of ABSA, Interfruver S.A. de C.V., Asesoria y Servicios del Noreste, S.A. de C.V., Excelencia en Frutas y Verduras, S.A. de C.V., Premier del Pacifico, S.A. de C.V. and Comercializadora Premier S.A. de C.V. to be amended to permit the foreign ownership of such entities capital stock to the maximum extent permitted by Mexican law, and (ii) cause the governing documents of ABSA to be amended to reduce the quorum required to conduct ordinary meetings of the equity owners to a simple majority of the outstanding capital stock of ABSA and to provide that a concurring vote of a simple majority of the present and voted capital stock of ABSA is sufficient to validly pass resolutions at such meetings on such matters that do not require a higher vote under Applicable Law or other governing documents. Such amendments shall be in the form set forth in Schedule 7.15.

  7.16 Fairness Opinion. The Company shall use its best efforts to obtain the fairness opinion referenced in Section 9.4 not later than the date set forth therein.

  7.17 Bionova U.S. Organizational Documents. Not later than the Closing Date, Parent shall cause the certificate of incorporation and bylaws of Bionova U.S., copies of which are included in Schedule 4.3, to be amended if necessary under State Law, in the reasonable judgment of the parties hereto, to accomplish the purpose, and to carry out the intent, of the Governance Agreement.

  7.18 Notices. To the extent that the Company and the Company Subsidiaries, on the one hand, and Parent, Bionova Mexico, Bionova U.S., Sub or any member of the Bionova Group, on the other hand, are required under the terms of any agreement or arrangement, whether written or oral, to notify any third party or to take any other action as a result of the transactions contemplated hereby or the Ancillary Documents, they will effect any such notice or action not later than the date specified in any such agreement or arrangement.

                                 ARTICLE VIII

                   CONDITIONS TO OBLIGATIONS OF THE PARTIES

  The obligations of Parent, Bionova Mexico, Bionova U.S., Sub, and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

  8.1 HSR Act. All waiting periods (and any extensions thereof) applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

  8.2 Stockholder Approval. This Agreement and the Merger shall have been duly and validly adopted and approved by the requisite vote of the holders of Company Common Stock in accordance with the Certificate of Incorporation and Bylaws of the Company, the rules of the NASDAQ NMS, and Applicable Law.

  8.3 Legal Proceedings. No Proceeding shall, on the Closing Date, be pending seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

  8.4 Registration Statement. The Registration Statement shall have been declared effective, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Securities and Exchange Commission.

  8.5 Bionova U.S. Common Stock. The Bionova U.S. Common Stock to be issued in connection with the Merger shall have been authorized for quotation on the NASDAQ NMS.

                                  ARTICLE IX

                   CONDITIONS TO OBLIGATIONS OF THE COMPANY

  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

  9.1 Representations and Warranties True. All the representations and warranties of Parent, Bionova Mexico, Bionova U.S. and Sub contained in this Agreement, and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Closing Date, shall be true and correct in all material respects as of the date made and (having been deemed to have been made again on and as of the Closing Date in the same language) shall be true and correct in all material respects on and as of the Closing Date, except as affected by transactions permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such specified date.

  9.2 Covenants and Agreements Performed. Parent, Bionova Mexico, Bionova U.S. and Sub shall have performed and complied with in all material respects all covenants and agreements required by this Agreement and the Auxiliary Agreements to be performed or complied with by it on or prior to the Closing Date.

  9.3 Certificate. The Company shall have received a certificate executed on behalf of Parent, Bionova Mexico, Bionova U.S. and Sub by the duly authorized chief executive officer or chief financial officer and the secretary of Parent, Bionova Mexico, Bionova U.S. and Sub, dated the Closing Date, representing and certifying, in such detail as the Company may reasonably request, that the conditions set forth in this Article IX have been fulfilled and that Parent, Bionova Mexico, Bionova U.S. and Sub are not in breach of any provision of this Agreement.

  9.4 Fairness Opinion. The Board of Directors of the Company shall have received a written opinion, in form and substance reasonably satisfactory to the Board, of a nationally recognized investment banking firm, dated the date of this Agreement, to the effect that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair, from a financial point of view, to the stockholders of the Company, and such opinion shall not have been amended in a manner adverse to the Company or its stockholders or withdrawn.

  9.5 Legal Opinion. The Company shall have been provided with a legal opinion of Thompson & Knight, P.C., in form and substance reasonably satisfactory to the Company, as to the matters specified in Schedule 9.5. In rendering such legal opinion, such counsel may rely on the opinions of other acceptable legal counsel as to matters not covered by U.S. or Texas laws or as otherwise agreed to by the Company.

  9.6 No Material Adverse Change. Since December 31, 1995, there shall not have occurred any Bionova Group Material Adverse Effect.

  9.7 Phase I Environmental. The Company shall have been provided not later than the date on which the Company's preliminary Proxy Statement is first transmitted to the Securities and Exchange Commission with a Phase I environmental review (or its equivalent according to the applicable standards in the country where the property is located), in form and content reasonably satisfactory to the Company, with respect to all material real estate owned, leased or operated by the Bionova Group (other than leased real estate used exclusively for executive office purposes); provided that to the extent that the Bionova Group has obtained a Phase I environmental review (or its equivalent) on any such material property in the 18-month period prior to the date of this Agreement, it shall not be required to obtain an updated version thereof, subject to the reasonable acceptability of the form and content thereof to the Company.

  9.8 Governance Agreement. The Governance Agreement in the form attached hereto as Schedule 9.8 shall have been executed and delivered by Parent and Bionova U.S.

  9.9 Long-Term Funded Research Agreement. The Long-Term Funded Research Agreement in the form attached hereto as Schedule 9.9 shall have been executed and delivered by the Company and Parent.

  9.10 Severance Agreements. Severance agreements containing the provision set forth in Schedule 9.10, together with such other terms and conditions as shall be mutually satisfactory to the parties hereto, shall have been executed by the Company and delivered to each of the Company's officers and senior management specified in Schedule 9.10.

                                   ARTICLE X

                     CONDITIONS TO OBLIGATIONS OF PARENT,
                     BIONOVA MEXICO, BIONOVA U.S. AND SUB

  The obligations of Parent, Bionova Mexico, Bionova U.S., and Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

  10.1 Representations and Warranties True. All the representations and warranties of the Company contained in this Agreement, and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Closing Date, shall be true and correct in all material respects as of the date made and (having been deemed to have been made again on and as of the Closing Date in the same language) shall be true and correct in all material respects on and as of the Closing Date, except as affected by transactions permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such specified date.

  10.2 Covenants and Agreements Performed. The Company shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

  10.3 Certificate. Bionova U.S. shall have received a certificate executed on behalf of the Company by the president and the vice president-finance of the Company, dated the Closing Date, representing and certifying, in such detail as Bionova U.S. may reasonably request, that the conditions set forth in this
Article X have been fulfilled and that the Company is not in breach of any provision of this Agreement.

  10.4 Legal Opinion. Bionova U.S. shall have been provided with a legal opinion of Farella, Braun & Martel and/or Proskauer, Rose, Goetz & Mendelsohn, LLP, in form and substance reasonably satisfactory to Bionova U.S., as to the matters specified in Schedule 10.5. In rendering such legal opinion, such counsel may rely on the opinions of other acceptable legal counsel as to matters not covered by U.S., California or New York laws, as the case may be, or as otherwise agreed to by Bionova U.S.

  10.5 No Material Adverse Change. Since December 31, 1995, there shall not have occurred any Company Material Adverse Effect.

  10.6 Preemptive Rights. No party, if any, holding preemptive rights to acquire capital stock or any other security of the Company or a Company Subsidiary shall have notified the Company or the Company Subsidiary, as the case may be, of the exercise of any such rights.

  10.7 Phase I Environmental. Bionova U.S. shall have been provided not later than the date on which the Company's preliminary Proxy Statement is first transmitted to the Securities and Exchange Commission with a Phase I environmental review (or its equivalent according to the applicable standards in the country where the property is located), in form and content reasonably satisfactory to Bionova U.S., with respect to all material real estate owned, leased or operated by the Company or any Company Subsidiary (other than leased real estate used exclusively for executive office purposes); provided that to the extent that the Company or any Company Subsidiary has obtained a Phase I environmental review (or its equivalent) on any such material property in the 18-month period prior to the date of this Agreement, it shall not be required to obtain an updated version thereof, subject to the reasonable acceptability of the form and content thereof to Bionova U.S.

  10.8 Authorized Shares. Prior to June 30, 1996, the Company shall have reserved sufficient authorized shares of Company Common Stock to meet its contractual obligations to the holders of the options and/or warrants listed on Schedule 10.8. Bionova U.S. acknowledges that in order to accomplish this, the Company may be required to take action for which Bionova U.S.'s consent is required pursuant to Section 6.2. If such consent is required, Bionova U.S. agrees it shall not be unreasonably withheld or delayed.

                                  ARTICLE XI

                      TERMINATION, AMENDMENT, AND WAIVER

  11.1 Termination. With Bionova U.S. acting for such purpose on behalf of itself and on behalf of Parent, Bionova Mexico and Sub, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of the Company) in the following manner:

    (a) by mutual written consent of the Company and Bionova U.S.; or

    (b) by either the Company or Bionova U.S., if the Closing shall not have occurred on or before July 31, 1996, unless such failure to close shall be due to a breach of this Agreement by the party seeking to terminate this Agreement pursuant to this clause (b); or

    (c) by either the Company or Bionova U.S., if there shall be any statute, rule, or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or a Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling, or other action shall have become final and nonappealable; or

    (d) by either the Company or Bionova U.S., if the stockholders of the Company shall have failed to approve this Agreement and the Merger at a special meeting called for such purpose; or

    (e) by the Company no later than fifteen days after a Schedule Delivery Date for Bionova U.S. if, as a result of the delivery of any such schedule on such date, the Company shall have become aware of material facts relating to the business, assets, results of operations, condition (financial or otherwise), or prospects of the Bionova Group which, in the good faith judgment of the Company, make it inadvisable for the Company to proceed with the consummation of the transactions contemplated hereby; or

    (f) by Bionova U.S. no later than fifteen days after a Schedule Delivery Date for the Company if, as a result of the delivery of any such schedule on such date, Bionova U.S. shall have become aware of material facts relating to the business, assets, results of operations, condition (financial or otherwise), or prospects of the Company or any Company Subsidiary which, in the good faith judgment of Bionova U.S., make it inadvisable for Bionova U.S. to proceed with the consummation of the transactions contemplated hereby; or

    (g) by the Company, in the event of a material breach by Parent, Bionova U.S., or Sub of any representation, warranty, covenant or agreement contained herein which is not curable or has not been cured, in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within thirty days following receipt by Bionova U.S. of written notice of such breach from the Company; or

    (h) by Bionova U.S., in the event of a material breach by the Company of any representation, warranty, covenant or agreement contained herein which is not curable or has not been cured, in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within thirty days following receipt by the Company of written notice of such breach from Bionova U.S.; or

    (i) by the Company, if, for the twelve month period ended December 31, 1995, the Earnings Before Interest and Tax (net of minority interests) of the entities that will constitute the Bionova Group as of the Closing as set forth in the financial statements of the Bionova Group delivered pursuant to Section 7.9(a) (Delivery of 1995 Audited Financial Statements) are less than $6 million; or

    (j) by either the Company or Bionova U.S., if the Board of Directors of the Company shall have approved and/or recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 11.3(e)).

  11.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1 by the Company, on the one hand, or Bionova U.S., on the other, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, except that the agreements contained in this Section, in Sections 7.7 and 11.3, in Article XII, and in applicable provisions of Article XIII shall survive the termination hereof. Nothing contained in this Section shall relieve any party from liability for damages actually incurred as a result of any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties pursuant to the Confidentiality Agreement referred to in Section 7.1, except to the extent specified in such agreement.

  11.3 Expenses.

  (a) Except as otherwise expressly provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee or expense, whether or not the transactions contemplated hereby are consummated; provided, that all such fees and expenses incurred by any of Bionova Mexico, Bionova U.S. or Sub shall be paid by Parent (other than the expenses pertaining to compliance with the HSR Act and the expenses associated with the printing and filing of the Registration Statement, all of which shall be funded by Bionova U.S.); and provided further, that Bionova U.S. and the Company shall share equally all fees and expenses, other than attorney's fees, incurred in relation to the printing and filing of the Registration Statement (including any related preliminary materials) and any amendments or supplements.

  (b) The Company shall pay Bionova U.S. up to $1,500,000 as reimbursement for expenses of Parent, Bionova Mexico, Bionova U.S., Sub and the Bionova Group actually incurred relating to the transactions contemplated by this Agreement prior to termination (including without limitation fees and expenses of Bionova U.S.'s counsel, accountants and financial advisers) upon the earliest to occur of the following:

    (i) the termination of this Agreement by Bionova U.S. pursuant to Section 11.1(f); or

    (ii) the termination of this Agreement by Bionova U.S. pursuant to
  Section 11.1(h) after a breach by the Company of this Agreement; or

    (iii) the termination of this Agreement pursuant to Section 11.1(j); or

    (iv) the termination of the Agreement by the Company pursuant to Section 11.1(b) at a time when Bionova U.S. could have terminated the Agreement pursuant to Section 11.1(h).

  (c) Parent or Bionova U.S. shall pay the Company up to $1,500,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including without limitation fees and expenses of the Company's counsel, accountants and financial advisers) upon the earliest to occur of the following:

    (i) the termination of this Agreement by the Company pursuant to Section 11.1(e); or

    (ii) the termination of this Agreement by the Company pursuant to Section 11.1(g) after a breach by Parent, Bionova Mexico, Bionova U.S., or Sub of this Agreement; or

    (iii) the termination of the Agreement by Bionova U.S. pursuant to
  Section 11.1(b) at a time when the Company could have terminated the Agreement pursuant to Section 11.1(g).

  (d) In addition to any amounts required to be paid by the Company pursuant to Section 11.3(b), the Company shall pay Bionova U.S. (or any person designated by Bionova U.S. for such purpose) a fee equal to the excess of $2,000,000 over the amount paid by the Company pursuant to Section 11.3(b) if, within one year from the date of termination of this Agreement for any of the reasons set forth in Section 11.3(b), an Alternative Transaction occurs, the Company announces publicly its intention to enter into an Alternative Transaction, or the Company enters into an agreement contemplating an Alternative Transaction. Such payment shall be made upon the earlier to occur of the events described in the preceding sentence.

  (e) As used in this Agreement, "Alternative Transaction" means (i) a transaction pursuant to which any person (or group of persons) other than Bionova U.S. or its affiliates (a "Third Party") acquires capital stock (or other securities which are convertible, exchangeable or exercisable into voting capital stock) of the Company representing more than 15% (for purposes of Section 11.1(j)) or 35% (for purposes of Section 11.3(d)) of the outstanding voting power of the Company, whether from the Company, pursuant to a tender offer or exchange offer, or otherwise; (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires capital stock (or other securities which are convertible, exchangeable or exercisable into voting capital stock) of the Company representing more than 15% (for purposes of Section 11.1(j)) or 35% (for purposes of Section 11.3(d)) of the outstanding voting power of the Company or the entity surviving such merger or business combination; or (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company having a fair market value equal to more than 15% (for purposes of Section 11.1(j)) or 35% (for purposes of Section 11.3(d)) of the fair market value of all the assets of the Company immediately prior to such transaction.

  11.4 Amendment. This Agreement may not be amended except by an instrument in writing signed by or on behalf of all the parties hereto.

  11.5 Waiver. Each of the Company and Bionova U.S. may (i) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by the other with any of the other's agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay by a party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

                                  ARTICLE XII

                                 MISCELLANEOUS

  12.1 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and the Effective Time, except for the agreements contained in Article I, Article II, Article XII, and Sections 7.1, 7.5, 7.13, 7.14, 11.3, 12.2, 12.3, 12.5,
12.6 and 12.14.

  12.2 Indemnification.

  (a) Subject to the terms and conditions of this Section 12.2, Parent shall indemnify and hold harmless Bionova U.S. from and against any and all losses, damages, liabilities, judgments, settlements, penalties, costs, and expenses (including reasonable attorneys' fees and expenses), of any nature whatsoever (collectively, "Losses"), incurred by Bionova U.S. or any member of the Bionova Group, directly or indirectly, by reason of, relating to, or resulting from any of the events ("Triggering Events") described on Schedule 12.2-1 (collectively, "Company Claims").

  (b) Parent shall not have any indemnification obligation pursuant to this
Section 12.2 or otherwise in respect of this Agreement unless before the Claim Limitation Date it shall have received from Bionova U.S. written notice that a Triggering Event has occurred (a "Claim Notice"). The Claim Notice shall set forth with reasonable specificity (i) the factual basis for asserting that a Triggering Event has occurred and (ii) an estimate of the amount of Losses to be incurred as a direct or indirect result of such Triggering Event (which estimate shall not be conclusive of the final amount of indemnification) and an explanation of the calculation of such estimate, including a statement of any significant assumptions employed therein. The decision to deliver a Claim Notice shall be in the sole discretion of the DNAP Independent Directors as such term is defined in the Governance Agreement. The "Claim Limitation Date" shall be the first anniversary of the Closing Date (except for matters identified in items 1 and 4 of Schedule 12.2-1, in which case the Claim Limitation Date shall be the Final Claim Date, as defined below).

  (c) The indemnification obligations of Parent pursuant to this Section 12.2 shall be subject to the following limitations and other provisions:

    1. No indemnification shall be required to be made by Parent with respect to any Company Claims unless the aggregate amount of Losses incurred by Bionova U.S. and the Bionova Group with respect to all Company Claims, less all reductions and other adjustments provided for in this Section 12.2(c), exceeds $300,000, in which event indemnification will relate back to the first dollar of Loss.

    2. Parent's indemnification obligation hereunder shall in no event exceed $1,500,000.

    3. Any indemnity payments owed by Parent to Bionova U.S. pursuant to this
  Section 12.2 shall be reduced by the amount of the Indemnity Offset, if any, provided that Parent has delivered an Offset Notice to Bionova U.S. before the first anniversary of the Closing Date. The "Indemnity Offset" shall be the aggregate Losses incurred by Bionova U.S. and the Surviving Corporation by reason of, relating to, or resulting from any of the events described on Schedule 12.2-2 ("Offset Events"). "Offset Notice" means a written notice setting forth with reasonable specificity
  (i) the factual basis for asserting that an Offset Event has occurred and
  (ii) an estimate of the amount of Losses to be incurred as a direct or indirect result of such Offset Event (which estimate shall not be conclusive of the final amount of offset) and an explanation of the calculation of such estimate, including a statement of any significant assumptions employed therein.

    4. Any indemnity payments owed by Parent to Bionova U.S. pursuant to this
  Section 12.2 arising from Losses incurred by a company of the Bionova Group shall be reduced to the product of (x) the amount of such Losses multiplied by (y) the percentage of the equity of such company owned directly or indirectly by Bionova U.S.

    5. Any indemnity payments owed by Parent to Bionova U.S. pursuant to this
  Section 12.2 as a result of any Company Claim shall be reduced to the extent of any amounts actually received by Bionova U.S. or any other member of the Bionova Group pursuant to the terms of any insurance policies or contractual indemnities covering such claim. The amount of the Indemnity Offset shall likewise be reduced to the extent of any amounts actually received by Bionova U.S. or the Surviving Corporation pursuant to the terms of any insurance policies or contractual indemnities covering such matters.

    6. Notwithstanding any other provision of this Section 12.2, Parent will have no obligation to make any payment to Bionova U.S. relating to a matter described on Schedule 12.2-1 unless, prior to the date of the 1999 annual meeting of shareholders of Bionova U.S. (the "Final Claim Date"), (i) a Governmental Entity has issued an order or assessment against a member of the Bionova Group with respect to that matter, (ii) Bionova U.S. or a member of the Bionova Group has agreed to make a payment in settlement of that matter, or (iii) Parent has become obligated to make such payment pursuant to Section 12.2(d).

  (d) With respect to any Company Claim for which a Claim Notice was delivered to Parent prior to the applicable Claim Limitation Date, Parent will pay Bionova U.S. the amount required to be paid by it hereunder no later than ten days after receiving from Bionova U.S. evidence of the actual payment by Bionova U.S. or a member of the Bionova Group of the relevant Losses. If (i) an Offset Notice was delivered to Bionova U.S. before the first anniversary of the Closing Date, and (ii) Parent has made an indemnity payment to Bionova U.S. under this Section 12.2, and (iii) thereafter, Bionova U.S. or the Surviving Corporation incurs Losses constituting an Indemnity Offset, then Bionova U.S. will pay Parent the amount of the Indemnity Offset no later than ten days after receiving from Parent evidence of the actual payment by Bionova U.S. or the Surviving Corporation of the Losses constituting the Indemnity Offset; provided that in no event shall Bionova U.S. be required to pay to Parent more than it has received from Parent pursuant to this Section 12.2.

  12.3 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) sent by prepaid overnight courier service, or (iii) sent by telecopy or facsimile transmission, answer back requested, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

    If to Parent, Bionova Mexico, Bionova U.S., or Sub:

      c/o Pulsar Internacional, S.A. de C.V.
      Edificio Torrealta
      Av. Roble 300 Mezzanine
      66265 Garza Garcia, N.L.
      Mexico
      Attention: Lic. Alejandro Sanchez
      Telefax: 011-528-335-6993
    with a copy to:

      Joe A. Rudberg
      Thompson & Knight, P.C.
      1700 Pacific Avenue, Suite 3300
      Dallas, Texas 75201
      Telefax: (214) 969-1751

    If to the Company:

      DNA Plant Technology Corporation
      6701 San Pablo Avenue
      Oakland, California 94608
      Attention: Robert Serenbetz, Chief Executive Officer and Legal
      Department
      Telefax: (510) 450-9395

    with a copy to:

      Farella, Braun & Martel
      235 Montgomery Street
      San Francisco, California 94104
      Attention: M. Greg Allio
      Telefax: (415) 954-4480

Such notices, requests, demands, and other communications shall be effective upon actual receipt by the intended recipient.

  12.4 Entire Agreement. This Agreement, together with the Schedules, Ancillary Documents, Agreements, and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

  12.5 Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Except as provided in Section 12.1, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto, and their respective successors and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

  12.6 Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

  12.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

  12.8 Further Assurances. From time to time following the Closing, at the request of any party hereto and without further consideration, the other party or parties hereto shall execute and deliver to such requesting party such instruments and documents and take such other action (but without incurring any financial obligation) as such requesting party may reasonably request in order to consummate more fully and effectively the transactions contemplated hereby.

  12.9 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only, do not constitute a part of this Agreement, and shall not affect in any manner the meaning or interpretation of this Agreement.

  12.10 Gender. Pronouns in masculine, feminine, and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

  12.11 References. All references in this Agreement to Articles, Sections, and other subdivisions refer to the Articles, Sections, and other subdivisions of this Agreement unless expressly provided otherwise. The words "this Agreement", "herein", "hereof", "hereby", "hereunder", and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Whenever the words "include", "includes", and "including" are used in this Agreement, such words shall be deemed to be followed by the words "without limitation". Unless the context otherwise requires, each reference herein to a Schedule refers to the item identified separately in writing by the parties hereto as the described Schedule to this Agreement. All Schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

  12.12 Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, the parties hereto.

  12.13 Assignment. Notwithstanding anything to the contrary set forth herein and provided that Seminis, Inc. executes and delivers a written instrument assuming all of Parent's obligations hereunder under such circumstances, not later than the date on which the Proxy Statement is first transmitted in preliminary form to the Securities and Exchange Commission, Bionova Mexico shall be entitled to transfer its ownership interest in Bionova U.S. to Seminis, Inc., a majority owned subsidiary of Parent, so that Bionova U.S. then becomes a direct wholly-owned subsidiary of Seminis, Inc. Parent shall notify the Company in writing of any such transfer and shall provide a counterpart original of such instrument of assumption to the Company, which instrument shall be in a form reasonably acceptable to the Company. After any such transfer and upon the Effective Time of the Merger, Parent shall be released from any further obligations hereunder (except for its obligations under Sections 7.14, 11.3 and 12.2 and under the Governance Agreement and the Long-Term Funded Research Agreement) and any representation and warranty or other reference herein as to the ownership of the capital stock of Bionova U.S. shall be deemed to have been amended to reflect such new ownership. Any such transfer shall not affect the obligations of Bionova Mexico, Bionova U.S. or Sub hereunder.

  12.14 Confidentiality Agreement and Standstill. The Confidentiality Agreement, including the standstill provisions included therein, shall survive the execution and delivery of this Agreement and shall automatically terminate, expire and be of no further force and effect upon the first to occur of (i) the Effective Time of the Merger or (ii) the expiration date, if any, set forth therein.


                                 ARTICLE XIII

                                  DEFINITIONS

  13.1 Certain Defined Terms. As used in this Agreement, each of the following terms has the meaning given it below:

    "affiliate" has the meaning specified in Rule 12b-2 promulgated under the Exchange Act (except as otherwise provided in Section 3.21 and Section 5.16).

    "Ancillary Documents" means each agreement, instrument, and document (other than this Agreement) executed or to be executed by the Company, Parent, Bionova Mexico, Sub or Bionova U.S. in connection with the execution of this Agreement or the transactions contemplated hereby.

    "Applicable Law" means any statute, law, rule, or regulation or any judgment, order, writ, injunction, or decree of any Governmental Entity to which a specified person or property is subject.

    "Bionova Group" means Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States, International Produce Holding Company, a Delaware corporation; R.B. Packing, Inc., an Arizona corporation; Batiz and Sons, Inc., an Arizona corporation; R.B. Packing of California, Inc., a California corporation; Tanimura Distributing Inc., a California corporation; Premier Fruits and Vegetables BBL Ltd., a Quebec corporation; Agricola Batiz, S.A. de C.V., a corporation organized under the laws of the United Mexican States; Comercializadora Premier, S.A. de C.V., a corporation organized under the laws of the United Mexican States; Interfruver, S.A. de C.V., a corporation organized under the laws of the United Mexican States; Premier del Pacifico, S.A. de C.V., a corporation organized under the laws of the United Mexican States; Excelencia en Frutas y Verduras, S.A. de C.V., a corporation organized under the laws of the United Mexican States; Asesoria y Servicios del Noreste, S.A. de C.V., a corporation organized under the laws of the United Mexican States; and R.B. Packing of Texas, Inc., a Texas corporation.

    "Bionova Group Material Adverse Effect" means a material adverse effect on the business, assets, results of operations, condition (financial or otherwise), or prospects of Bionova Mexico, Bionova U.S., Sub, and the Bionova Group considered as a whole or on the ability of Parent, Bionova Mexico, Bionova U.S., or Sub to perform on a timely basis any material obligation of Bionova Mexico, Bionova U.S., Parent or Sub under this Agreement or any agreement, instrument, or document entered into or delivered in connection herewith.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Company Material Adverse Effect" means a material adverse effect on the business, assets, results of operations, condition (financial or otherwise), or prospects of the Company and the Company Subsidiaries considered as a whole or on the ability of the Company to perform on a timely basis any material obligation of the Company under this Agreement or any agreement, instrument, or document entered into or delivered in connection herewith.

    "Encumbrances" means liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition, or otherwise), easements, and other encumbrances of every type and description, whether imposed by law, agreement, understanding, or otherwise.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Governmental Entity" means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, municipal, or other governmental body, agency, authority, department, commission, board, bureau, or instrumentality (domestic or foreign).

    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "independent director" means a person serving as a director of a company other than an officer or employee of such company or its subsidiaries or any other individual having a relationship which, in the opinion of the board of directors of such company, would interfere with the exercise by that person of independent judgment in carrying out the responsibilities of a director.

    "Intellectual Property" means patents, plant variety protection certificate rights, breeders' rights, trademarks, service marks, trade names, service names, brand names, copyrights, trade secrets, know-how, technology, inventions, computer software (including documentation and object and source codes), and similar rights, and all registrations, applications, licenses, and rights with respect to any of the foregoing.

    "IRS" means the Internal Revenue Service.

    "Loan Agreement" means that certain Loan Agreement of even date herewith between Bionova U.S. and the Company as well as the "Loan Documents" referred to in Section 1.21 of such Loan Agreement.

    "Non-Exclusive Patent License Agreement" means that certain Non-Exclusive Patent License Agreement of even date herewith between the Company and Bionova U.S.

    "Permits" means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Entities.

    "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

    "Proceedings" means all proceedings, actions, claims, suits, investigations, and inquiries by or before any arbitrator or Governmental Entity.

    "reasonable best efforts" means a party's reasonable best efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Sole Patent License" means that certain Sole Patent License executed by Bionova U.S. and the Company as of the date of this Agreement as required under the Loan Agreement.

    "Subsidiary" means any corporation more than 50% of whose outstanding voting securities, or any general partnership, joint venture, or similar entity more than 50% of whose total equity interests, is owned, directly or indirectly, by the relevant entity, or any limited partnership of which the relevant entity or any Subsidiary is a general partner. Subsidiaries of the Company are sometimes referred to herein as "Company Subsidiaries."

    "Tax" or "Taxes" means any income taxes or similar assessments or any sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise, or other tax imposed by any United States federal, state, or local (or any foreign or provincial) taxing authority, including any interest, penalties, or additions attributable thereto.

    "Tax Return" means any return or report, including any related or supporting information, with respect to Taxes.

    "to the best knowledge of the Company" (or similar references to the Company's knowledge) means the knowledge of any of the Company's officers, as such knowledge has been obtained in the normal conduct of the business of the Company or in connection with the preparation of the Schedules to this Agreement and the furnishing of information to Bionova U.S. as contemplated by this Agreement, after having made a reasonable investigation of the accuracy of the representations and warranties made by the Company in this Agreement or in any document, certificate, or other writing furnished by the Company to Bionova U.S. pursuant hereto or in connection herewith.

    "to the best knowledge of Bionova U.S." (or similar references to Bionova U.S.'s knowledge) means the knowledge of any of Parent's, Bionova Mexico, Bionova U.S.'s or Sub's officers, as such knowledge has been obtained in the normal conduct of the business of the Bionova Group or in connection with the preparation of the Schedules to this Agreement and the furnishing of information to the Company as contemplated by this Agreement, after having made a reasonable investigation of the accuracy of the representations and warranties made by Parent, Bionova Mexico, Bionova U.S. and Sub in this Agreement or in any document, certificate, or other writing furnished by Parent, Bionova Mexico, Bionova U.S. and Sub to the Company pursuant hereto or in connection herewith.

  13.2 Certain Additional Defined Terms. In addition to such terms as are defined in the opening paragraph of and the recitals to this Agreement and in
Section 13.1, the following terms are used in this Agreement as defined in the Sections set forth opposite such terms:

                                                                      SECTION
                             DEFINED TERM                            REFERENCE
                             ------------                           -----------
   Acquisition Proposal............................................  7.2
   agreements......................................................  3.24; 5.19
   AGS.............................................................  3.22
   Alternative Transaction......................................... 11.3
   Applicable Environmental Laws...................................  3.26
   associate.......................................................  5.25
   Benefit Arrangements............................................  3.25; 5.20
   Bionova Group Financial Statements..............................  5.5
   Bionova U.S. Acquisition Proposal...............................  7.12
   Bionova U.S. Common Stock.......................................  2.1
   Certificate.....................................................  2.3
   Claim Limitation Date........................................... 12.2
   Claim Notice.................................................... 12.2
   Closing.........................................................  1.3
   Closing Date....................................................  1.3
   Company Claims.................................................. 12.2
   Company Common Stock............................................  2.1
   Company Convertible Exchangeable Preferred Stock................  2.1
   Company Series A Preferred Stock................................  2.1
   Company Stock...................................................  2.1
   Company Stock Option............................................  2.5
   Confidential Information........................................  7.1
   Confidentiality Agreement.......................................  7.1
   Dissenting Shares...............................................  2.2
   Effective Time..................................................  1.2
   Employee Plans..................................................  3.25; 5.16
   Exchange Agent..................................................  2.3
   Final Claim Date................................................ 12.2
   Garching........................................................  3.22
   hazardous material..............................................  3.26
   Indemnity Offset................................................ 12.2
   Losses.......................................................... 12.2
   Merger..........................................................  1.1
   Merger Consideration............................................  2.1
   Multiemployer Plan..............................................  3.25; 5.20
   NASDAQ NMS......................................................  2.3
   Offset Events................................................... 12.2
   Offset Notice................................................... 12.2
   Option/License Agreement........................................  3.22
   Parent Directors................................................  7.16
   Payment Fund....................................................  2.3
   Proxy Statement.................................................  7.3
   Real Property...................................................  3.18; 5.13
   Registration Statement..........................................  7.4
   Schedule Delivery Date..........................................  7.8
   SEC Filings.....................................................  3.10

                                                                       SECTION
                              DEFINED TERM                            REFERENCE
                              ------------                            ---------
   Special Meeting...................................................    7.3
   State Law.........................................................    1.1
   Surviving Corporation.............................................    1.1
   Third Party.......................................................   11.3
   Triggering Event..................................................   12.2

  13.3 Construction. Unless herein otherwise provided, or unless the context shall otherwise require, words importing the singular number shall include the plural number, and vice versa; the terms "herein", "hereof", "hereby", and "hereunder", or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section, or other subdivision in which any such terms may be employed; and references to Articles, Sections, and other subdivisions refer to the Articles, Sections, and other subdivisions of this Agreement.

  IN WITNESS WHEREOF, the parties have executed this Agreement, or caused this Agreement to be executed by their duly authorized representatives, all as of the day and year first above written.

Empresas La Moderna, S.A. de C.V.

                                          DNA Plant Technology Corporation

         /s/ Carlos Herrera                       /s/ Robert Serenbetz
By: _________________________________     By: _________________________________
  Name: Carlos Herrera                      Name: Robert Serenbetz
  Title: Director                           Title: Chief Executive Officer

         /s/ Erik Jurgensen
By: _________________________________
  Name: Erik Jurgensen
  Title: Attorney-in-Fact

Bionova, S.A. de C.V.

         /s/ Carlos Herrera
By: _________________________________
  Name: Carlos Herrera
  Title: Director General

         /s/ Erik Jurgensen
By: _________________________________
  Name: Erik Jurgensen
  Title: Attorney-in-Fact

Bionova U.S. Inc.

         /s/ Carlos Herrera
By: _________________________________
  Name: Carlos Herrera
  Title: Chairman of the Board and Chief Executive
  Officer

Bionova Acquisition, Inc.

         /s/ Carlos Herrera
By: _________________________________
  Name: Carlos Herrera
  Title: Chairman of the Board and Chief Executive
  Officer

                AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

  AMENDMENT NO. 1, dated as of May 16, 1996, to the Agreement and Plan of Merger, dated January 26, 1996, among Empresas La Moderna, S.A. de C.V., Bionova, S.A. de C.V., Bionova U.S. Inc., Bionova Acquisition, Inc. and DNA Plant Technology Corporation (the "Agreement"). Terms defined in the Agreement shall have their defined meanings herein, unless otherwise defined herein. The undersigned hereby agree that: (i) Bionova U.S. shall deliver to the Company, as soon as practicable, the unaudited consolidated financial statements, as of and for the quarter ended March 31, 1996, of the entities that will constitute the Bionova Group as of the Closing (the "Quarterly Financial Statements");
(ii) the date of such delivery of the Quarterly Financial Statements shall be deemed to be a Schedule Delivery Date for the purposes of the Agreement, including Section 11.1(e) thereof; (iii) notwithstanding the delivery by Bionova U.S. to the Company on May 3, 1996 of the consolidated financial statements, as of and for the year ended December 31, 1995, of the entities that will constitute the Bionova Group as of the Closing (the "Annual Financial Statements" and, together with the Quarterly Financial Statements, the "Financial Statements"), the Schedule Delivery Date of the Annual Financial Statements shall be deemed to be the date of delivery of the Quarterly Financial Statements for the purposes of the Agreement, including
Section 11.1(e) thereof; (iv) the Company shall have until seven days after the delivery date of the Quarterly Financial Statements, to determine whether or not to terminate the Agreement pursuant to Section 11.1(e) of the Agreement as a result of the delivery of the Financial Statements; and (v) notwithstanding Section 11.3(c)(1) of the Agreement, if the Company terminates the Agreement pursuant to Section 11.1(e) thereof as a result of the delivery of the Financial Statements, the Company shall not be entitled to any reimbursement of expenses under Section 11.3(c)(1) of the Agreement. Except to the extent amended hereby, the Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Agreement, including without limitation the other termination provisions thereof.

  IN WITNESS WHEREOF, the undersigned have caused this Amendment No. 1 to the Agreement to be executed as of the date set forth above.

                                          Bionova U.S. Inc.
Empresas La Moderna, S.A. de C.V.


                                                   /s/ Carlos Herrera
         /s/ Carlos Herrera               By: _________________________________
By: _________________________________       Name: Carlos Herrera
  Name: Carlos Herrera                      Title: Chairman of the Board and
  Title: Director                                Chief  Executive Officer

Bionova, S.A. de C.V.                     DNA Plant Technology Corporation


         /s/ Carlos Herrera                        /s/ Willem Spiegel
By: _________________________________     By: _________________________________
  Name: Carlos Herrera                      Name: Willem Spiegel
  Title: Director General                   Title: CFO

Bionova Acquisition, Inc.

         /s/ Carlos Herrera
By: _________________________________
  Name: Carlos Herrera
  Title: Chairman of the Board and
       Chief  Executive Officer

                AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

  This Amendment No. 2 To Agreement and Plan of Merger (this "Amendment") is entered into as of the 30th day of July, 1996, among Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova Mexico"), Bionova U.S. Inc., a Delaware corporation ("Bionova U.S."), Bionova Acquisition, Inc., a Delaware corporation ("Sub"), and DNA Plant Technology Corporation, a Delaware corporation (the "Company").

                                  WITNESSETH:

  WHEREAS, Parent, Bionova Mexico, Bionova U.S., Sub and the Company entered into an Agreement and Plan of Merger on January 26, 1996 (as amended, the "Agreement"), providing for, among other things, the merger of Sub with and into the Company; and

  WHEREAS, Parent, Bionova Mexico, Bionova U.S., Sub and the Company desire to amend certain provisions of the Agreement; and

  WHEREAS, Section 11.4 of the Agreement requires that all amendments to the Agreement be made by an instrument in writing signed by or on behalf of all the parties;

  NOW, THEREFORE, Parent, Bionova Mexico, Bionova U.S., Sub and the Company hereby agree as follows:

  1. Defined Terms. All capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Agreement. All references in this Amendment to Sections are references to Sections of the Agreement.

  2. Capitalization of Bionova U.S. and Surviving Corporation.

    (a) The following is inserted as a new Section 1.11(d):

      On or before the Closing Date, Parent shall cause $8 million in cash to be contributed to the capital of Bionova U.S.

    (b) Section 1.11(d) is redesignated as Section 1.11(e) and the first sentence of that section is amended to read as follows:

      In consideration of the transactions specified in Sections 1.11(b), 1.11(c) and 1.11(d) (which transactions, notwithstanding the terms of those sections, may be effected at any time on or before the Closing
    Date), Bionova U.S. shall issue to Bionova Mexico or its designee, on or before the Closing Date, such number of shares of Bionova U.S. Common Stock as shall represent (when added to the 25,000 shares of Bionova U.S. Common Stock outstanding as of the date of this Agreement) 70% (assuming no exercise of appraisal rights under State Law) of the issued and outstanding shares thereof as of the Effective Time of the Merger.

  3. Conversion of Securities.

    (a) The first sentence of Section 2.1(a) is amended to read as follows:

      Each then outstanding share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") (other than the shares of Company Common Stock referred to in Section 2.1(d)) shall be converted into the right to receive 0.10 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of Bionova U.S. ("Bionova U.S. Common Stock"), provided, however, that no fractional shares of Bionova U.S. Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with Section 2.3(d).

    (b) The first sentence of Section 2.1(b) is amended to read as follows:

      Each then outstanding share of $2.25 Convertible Exchangeable Preferred Stock, par value $0.01 per share, of the Company ("Company Convertible Exchangeable Preferred Stock") (other than the shares of such stock referred to in Section 2.1(d)) shall be converted into the right to receive 0.68375 fully paid and nonassessable shares of Bionova U.S. Common Stock, provided, however, that no fractional shares of Bionova U.S. Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with Section 2.3(d).

  4. Termination. Section 11.1(b) is amended by deleting "July 31, 1996" and inserting in its place "October 31, 1996".

  5. Severance. Schedule 9.10 is amended by (i) deleting the references to "July 1, 1997" and inserting in their place "the first anniversary of the Closing Date" and (ii) deleting the name "Clinton Neagley" from the list of senior management.

  6. Indemnification. Schedule 12.2-1 is amended by deleting paragraph 3 thereof.

  7. Effect. Except as amended by this Amendment, the Agreement remains in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Agreement.

  IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized representatives as of the date set forth above.

                                          Empresas la Moderna, S.A. de C.V.

                                                   /s/ Carlos Herrera
                                          By: _________________________________
                                            Ing. Carlos Herrera, Director

                                          Bionova, S.A. de C.V.

                                                   /s/ Carlos Herrera
                                          By: _________________________________
                                            Ing. Carlos Herrera, Director
                                            General

                                          Bionova U.S. Inc.

                                                   /s/ Carlos Herrera
                                          By: _________________________________
                                            Ing. Carlos Herrera, Chairman of
                                            theBoard and Chief Executive
                                            Officer

                                          Bionova Acquisition, Inc.

                                                   /s/ Carlos Herrera
                                          By: _________________________________
                                            Ing. Carlos Herrera, Chairman of
                                            theBoard and Chief Executive
                                            Officer

                                          DNA Plant Technology Corporation

                                                   /s/ Willem Spiegel
                                          By: _________________________________
                                            Willem Spiegel, Chief Financial
                                            Officer

                                                                       ANNEX II

                             GOVERNANCE AGREEMENT

  THIS GOVERNANCE AGREEMENT, dated as of     , 1996 (the "AGREEMENT"), is
entered into by and among Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ELM"), and DNAP Holding Corporation (formerly known as Bionova U.S. Inc.), a Delaware corporation (the "COMPANY").

                                  BACKGROUND

  WHEREAS, the Company, a subsidiary of the Company (the "SUBSIDIARY"), ELM, Bionova, S.A. de C.V. and DNA Plant Technology Corporation ("DNAP") have entered into an Agreement and Plan of Merger, dated as of January 26, 1996 (the "MERGER AGREEMENT"), pursuant to which (i) the Subsidiary is being merged with and into DNAP on the date of this Agreement (the "MERGER"), and (ii) the issued and outstanding shares of capital stock of DNAP (except for shares held by DNAP in its treasury, which shares shall be cancelled, and shares as to which appraisal rights have been perfected) are being converted in the Merger into shares of common stock, $.01 par value, of the Company (the "COMMON STOCK") at various rates provided in the Merger Agreement;

  WHEREAS, the parties to this Agreement recognize the need to protect the public shareholders (because of their status as minority shareholders) of the Company subsequent to the Merger and intend that such shareholders as a group be deemed third-party beneficiaries of this Agreement whose rights will be protected by certain independent directors of the Company;

  WHEREAS, the parties to this Agreement desire to establish certain terms and conditions concerning the corporate governance of the Company including the composition of the board of the Company (the "BOARD"); and

  WHEREAS, the parties to this Agreement also desire to establish certain terms and conditions concerning the acquisition and disposition of securities of the Company by ELM and its affiliates;

  NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, the parties hereto agree as follows:

                         ARTICLE I--BOARD OF DIRECTORS

  1.01 Independent Directors. From and after the effective time of the Merger ("EFFECTIVE TIME") and until this Agreement is terminated in accordance with its terms, the number of directors comprising the Board shall be not less than eleven. Of those eleven directors, four directors shall (subject to the adjustment pursuant to (S)1.02 hereof) be independent directors, each of whom shall be deemed independent (each of these four directors being an "INDEPENDENT DIRECTOR") if: (i) other than acting as a director of DNAP at any time or of the Company or a subsidiary of the Company after the date of this Agreement, such director is not an employee or an Affiliate (as defined below) of the Company, ELM or any Affiliate of ELM, and (ii) such director is an "independent director" for purposes of Rule 4460 of the Rules of the Nasdaq Stock Market. "AFFILIATE" means, with respect to any person, any other person controlling, controlled by or under direct or indirect common control with such person. For the purposes of this definition, "control," when used with respect to any specified person, shall mean the power to direct the management and policies of such person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise. Three of the initial Independent Directors shall be current DNAP Independent Directors (the "DNAP INDEPENDENT DIRECTORS") designated by the DNAP board of directors prior to the Merger and one shall be designated by ELM (the "ELM INDEPENDENT DIRECTOR"), with the consent of DNAP, which consent shall not be unreasonably withheld or delayed, prior to the Merger.

Notwithstanding the foregoing and any other provision of this Agreement, upon the occurrence of the first DNAP Independent Director to resign or die after the date of this Agreement, the number of Company directors shall be reduced to not less than nine. Of those nine directors, three directors (subject to adjustment pursuant to (S)1.02 hereof) shall be Independent Directors. Under such circumstances, two of such Independent Directors shall be DNAP Independent Directors and one such Independent Director shall be an ELM Independent Director. The reduction from eleven to nine directors as hereinabove provided shall not have the effect of shortening the term of any director in office at the time of such reduction, but such reduction will be effected in connection with the next succeeding annual meeting of Company stockholders.

  1.02 ELM Directors. The other seven (six in the event of a reduction of the type contemplated in (S)1.01) directors shall be designated by ELM and may be Affiliates or employees of either the Company or ELM, but shall not be considered "Independent Directors" for purposes of this Agreement. If the Common Stock beneficially owned, directly or indirectly, by ELM and its Affiliates is 80% or more, ELM may designate nine (seven in the event of a reduction of the type contemplated in (S)1.01) directors, and the number of DNAP Independent Directors shall be reduced to two. All such adjustments are intended to be made at the next annual meeting of the Company after a change in stock ownership.

  1.03 Initial Nomination. In accordance with this Agreement, ELM and DNAP shall designate the eleven director nominees prior to the mailing of the Proxy Statement (as defined in the Merger Agreement), to serve from the Effective Time until the next annual meeting of stockholders of the Company.

  1.04 Continued Independent Director Representation. Each year the proxy statement for the Company's annual meeting as approved by the Board (each an "ANNUAL PROXY STATEMENT") shall include as nominees for election to the Board the Independent Directors who then currently sit on the Board. If any of the DNAP Independent Directors resigns from, or otherwise leaves, the Board, the remaining Independent Directors shall by majority vote select a replacement Independent Director for the departing DNAP Independent Director, subject to the consent of ELM which shall not be unreasonably withheld or delayed, and upon the receipt of such consent such individual shall immediately assume the remaining term of the departing Independent Director. If the ELM Independent Director resigns, or otherwise leaves, the Board, ELM shall select a replacement Independent Director for the departing ELM Independent Director, subject to the consent of a majority of the DNAP Independent Directors which consent shall not be unreasonably withheld or delayed, and upon the receipt of such consent such individual shall immediately assume the remaining term of the departing ELM Independent Director. To the extent permitted by the certificate of incorporation and the bylaws of the Company, the Board shall elect each person so designated or nominated, and shall include such individual in the next Annual Proxy Statement as a nominee for election to the Board. Notwithstanding the foregoing, the Company shall not be required in the Annual Proxy Statement for the Company's 1999 annual meeting of stockholders to include as nominees for election as directors at such meeting any DNAP Independent Directors then in office, which annual meeting shall be held no earlier than May 1, 1999.

  1.05 ELM Vote. Whenever an election of the directors of the Company is held, ELM shall vote, or cause to be voted, all shares of the Common Stock that it directly or indirectly beneficially owns for the incumbent DNAP Independent Directors (and any replacement Independent Director(s) nominated by the Independent Directors). In addition, ELM shall not vote its shares in a manner that contravenes the terms and intentions of this Agreement.

  1.06 Removal of Independent Directors. A DNAP Independent Director may be removed from office only with the unanimous vote of the other DNAP Independent Directors. An ELM Independent Director may be removed from office only with the consent of ELM.

  1.07 Non-Independent Directors. Other than Robert Serenbetz whom ELM shall cause to continue as a director so long as he remains an employee of the Company or any of its Affiliates, ELM (subject to the requirements of (S)1.01 and subject to the adjustment in (S)1.02 (ELM Directors)) and any nominating or proxy committee of the Company shall have the right to designate or nominate any replacement director who is not a DNAP Independent Director at the termination of such director's term or upon death, resignation, retirement, disqualification, removal from office or other cause. To the extent permitted by the certificate of incorporation or bylaws of the Company, the Board shall elect each person so designated or nominated.

  1.08 Committees. Each committee which may be established by the Board (other than a committee of Independent Directors constituted for the purposes of making any determination under the terms of this Agreement or otherwise) shall at all times include at least one DNAP Independent Director (in each case designated by a majority of the Independent Directors), and no action by any such committee shall be valid unless taken at a meeting for which adequate notice has been duly given to or waived by the members of such committee. Any committee member unable to participate in person at any meeting shall be given the opportunity to participate by telephone. Any DNAP Independent Director designated by the Independent Directors to serve on any committee may designate as his or her alternate another DNAP Independent Director.

  1.09 Independent Director Approval Required for Certain Actions. In addition to such other approvals as may be required under applicable law, the approval of a majority of the Independent Directors then in office shall be required to approve any of the following:

    (a) the sale, lease, license, transfer or other disposal of, including any pledge or other grant of a security interest in all or a substantial portion of the business or assets of the Company or any merger or consolidation of any kind involving the Company in one or in a series of transactions. (For purposes of this clause, a "SUBSTANTIAL PORTION OF THE BUSINESS OR ASSETS OF THE COMPANY" shall mean either substantially all of the assets that constitute the assets of DNAP as of the date of this Agreement or a portion of the business or assets of the Company accounting for 51% of the consolidated total assets, contribution to net income or revenues of the Company and its subsidiaries taken as a whole, and shall include any intellectual property that is material to the business of the Company and its subsidiaries taken as a whole, and "MATERIAL INTELLECTUAL PROPERTY" shall mean any intellectual property that is required in any process resulting in or independently results in 51% of the revenues of the Company and its subsidiaries taken as a whole);

    (b) any material transaction or activities (including, without limitation, any repurchase, redemption or issuance of any capital stock or equity including any Equity Securities of the Company) by the Company or one of its subsidiaries with or for the benefit of ELM or an ELM Affiliate (other than any benefit that derives as a result of its or its Affiliate's ownership interest in the Company) other than as expressly permitted by the Ancillary Documents (as defined in the Merger Agreement), except that any amendment to the Ancillary Documents or any waiver by the Company of any covenant or other provision under them or the Merger Agreement requires approval under this (S)1.09. For purposes of this (S)1.09(b) "MATERIAL" transactions and activities shall not include the following so long as the terms thereof are commercially reasonable and entered on terms that are no less favorable than could be obtained in a similar transaction with an independent third party: (i) a transaction or activity, or series of related transactions or activities not involving the repurchase, redemption or issuance of any capital stock or equity including any Equity Security, not reasonably anticipated to result in annual expenditures or annual revenue in excess of $1,000,000 in any of the first five years after such transaction occurs or activity begins; (ii) any renewal on substantially the same terms of an existing agreement other than an Ancillary Agreement or (iii) an inter-company transfer involving the purchase or sale of goods or services available in the ordinary course from third party providers on substantially the same terms. "EQUITY SECURITY" shall mean any (x) voting stock of the Company (other than shares of voting stock not having the right to vote generally in any election of directors of the Company), (y) securities of the Company convertible into or exchangeable for such stock, and (z) options, rights and warrants issued by the Company to acquire such stock;

    (c) the repurchase or redemption of any Equity Securities or other capital stock of the Company, other than redemptions required by the terms thereof and purchases made at fair market value in connection with any deferred compensation plan maintained by the Company;

    (d) the creation of any committee of the Board with power to approve any matter that is the subject of this Agreement;

    (e) a tender offer, directly or indirectly, by ELM for Equity Securities of the Company, as provided in (S)2.01 (Purchase Limitation);

    (f) the amendment or the waiver by the Company of a provision of this Agreement, as provided in (S)6.02 to this Agreement (Amendments; No Waivers);

    (g) any amendment to the certificate of incorporation or bylaws of the Company which would have a direct adverse effect on the rights or protections provided to those holders of Common Stock other than ELM and its Affiliates under this Agreement; or

    (h) any attempt to effect or any action that reasonably could be anticipated to result in the delisting or deregistering of the Company's Common Stock from the Nasdaq National Market or from any other national securities exchange on which such Common Stock may then be listed.

  1.10 Indemnification and Insurance for Independent Directors.

    (a) After the Effective Time, ELM shall cause the Company, to the full extent permitted, but subject to the limitations of, applicable law, to indemnify, defend and hold harmless each person who is at any time after the date of this agreement an Independent Director (for the purposes of this section, the "INDEMNIFIED PARTIES") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the Company (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was after the Effective Time an Independent Director ("INDEMNIFIED LIABILITIES") including, without limitation, all losses, claims, damages, costs, expenses, liabilities or judgments based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or any transaction contemplated hereby. The Company will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the Delaware General Corporation Law ("DGCL"). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party, (i) the Indemnified Parties may retain counsel satisfactory to them and the Company, (ii) the Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) the Company will use all reasonable efforts to assist in the defense of any such matter, provided that the Company shall not be liable for any settlement or any claim effected without such party's written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this (S)1.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company (but the failure so to notify the Company shall not relieve it from any liability which it may have under this (S)1.10 except to the extent such failure prejudices such party), and shall deliver to the Company the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group shall retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (b) For a period of five years after the Effective Time, the Company shall use its best efforts to contract and maintain in effect directors' and officers' liability insurance covering equally all directors, including the Independent Directors, on terms and in an amount not less than that provided to the directors of DNAP prior to the Effective Time (which policy may take the form of a policy covering the directors of ELM and majority owned subsidiaries thereof).

    (c) In the event that any of the Company or any of its successors and assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers and conveys all or substantially all of its property and assets to any person, then, and in each case, proper provisions shall be made so that the successor and assigns of such Indemnifying Parties assume the obligations set forth in this (S)1.10.

    (d) The provisions of this (S)1.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and may not be amended, altered or repealed without the written consent of any affected Indemnified Party.

    (e) Other than to cause the Company to carry out the terms of this
  (S)1.10, ELM shall have no liability or obligation under this (S)1.10, including, without limitation, any obligation to advance funds to the Company for the purpose of enabling the Company to pay or satisfy any obligations arising under this (S)1.10.

         ARTICLE II--FURTHER ACQUISITIONS OF COMPANY SECURITIES BY ELM

  2.01 Purchase Limitation. Prior to the third anniversary of the date of this Agreement, ELM and its Affiliates shall not, directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, any Equity Security of the Company, whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise. In addition, except as specifically provided in this Agreement, ELM and its Affiliates shall not solicit any proxies or form a "group" with any third party as such term is defined in
(S)13(d) of the Securities Exchange Act of 1934, as amended (the "1934 ACT").

  2.02 "Top Up" Rights. Notwithstanding the restrictions in (S)2.01 (Purchase Limitation), when any holder as of the Effective Time (not affiliated with
ELM) of warrants or options to purchase capital stock of DNAP which have been assumed by the Company pursuant to Sections 2.5 and 2.6 of the Merger Agreement exercises such warrants or options and is issued shares of the Common Stock, ELM may make purchases in the open market or in privately negotiated transactions of such number of shares ("TOP-UP RIGHT") required to maintain its Voting Interest at the level held immediately prior to the exercise of the warrants or options referred to in this sentence. ELM's "VOTING INTEREST" means the percentage of votes for election of directors of the Company generally controlled directly or indirectly by ELM.

  2.03 Subscription Right. Notwithstanding the restrictions in (S)2.01 (Purchase Limitation), upon any issuance (except upon the exercise of warrants or options creating a Top-Up Right) by the Company (except to a person who is an Affiliate of ELM), by direct sale or as a result of a merger or otherwise, ELM has a right to purchase directly from the Company such amount of shares required to maintain its Voting Interest at the level held immediately before the issuance referred to in this sentence.

  2.04 Subscription Procedure. Any offer of securities required to be made to ELM pursuant to (S) 2.03 (Subscription Right) shall be made by notice in writing at least thirty (30) days prior to the date on which the Company intends to issue and sell such securities (the "SUBSCRIPTION NOTICE"). Such Subscription Notice shall set forth (i) the approximate number and type of securities proposed to be issued and sold to persons other than ELM and ELM Affiliates and the material terms of such securities, (ii) the proposed price or range of prices at which such securities are proposed to be sold and the terms of payment, (iii) the number of securities offered to ELM in compliance with the provisions of (S) 2.03, and (iv) the proposed date of issuance and sale of such securities. Not later than ten (10) days after receipt of such notice, ELM shall notify the Company in writing whether it elects to purchase all or any portion of the securities offered to ELM pursuant to such Subscription Notice. If ELM elects to purchase any such securities, it shall be obligated to do so, and the securities that it shall have so elected to purchase shall be issued and sold to ELM by the Company at the same time and on the same terms and conditions as the securities that are issued and sold to third parties. If, for any reason, the sale of securities to the third parties is not consummated, ELM's election with regard solely to the issuance referenced in the Subscription Notice shall lapse.

  2.05 Termination of Top-Up and Subscription Rights. Both the Top-Up Right pursuant to (S)2.02 ("Top-Up" Rights) and the Subscription Right pursuant to
(S)2.03 (Subscription Right) shall terminate upon the sale or any other transfer of shares of Common Stock such that ELM in combination with its Affiliates no longer beneficially owns more than 50% of the Common Stock on a fully diluted basis.

  2.06 Tender Offer Exception. Notwithstanding the restrictions in (S)2.01 (Purchase Limitation), ELM or an ELM Affiliate may make a tender offer for 100% of the outstanding Common Stock; provided, however, that the majority of Independent Directors then in office make a determination that the tender offer is fair to the holders of the Company's Common Stock other than ELM and its Affiliates from a financial point of view.

  2.07 Acquisitions of 80.1%. Notwithstanding the restrictions in (S)2.01 (Purchase Limitation), ELM or an ELM Affiliate can acquire additional shares of the outstanding Common Stock so long as their aggregate beneficial ownership of Common Stock shall not exceed 80.1%.

             ARTICLE III--RESTRICTIONS ON TRANSFER OF COMMON STOCK

  3.01 Restrictions on Transfer of Common Stock. Until the third anniversary of the date of this Agreement, ELM agrees that it will not sell or otherwise transfer (for the purposes of this section, "TRANSFER" is intended in the broadest sense and specifically includes, without limitation, a pledge of such shares (other than a pledge of shares to secure ordinary course loan(s) from unaffiliated commercial lender(s) or other unaffiliated financing source(s)) and any assignment by operation of law, but shall not include a change-in-control of ELM) any shares of Common Stock except (i) a transfer to any entity that is directly or indirectly 51% or more owned and controlled by ELM, provided that such entity agrees in writing to assume all of ELM's obligations under this Agreement and performs such obligations, (ii) if it shall have become illegal for ELM to own its shares of Common Stock directly or indirectly or exercise fully its rights of ownership with respect to its shares of Common Stock, ELM may sell such shares as applicable law requires,
(iii) pursuant to an unsolicited tender offer by a non-Affiliate of ELM, (iv) any sale or other transfer of Common Stock by ELM or an Affiliate of ELM which results in ELM together with its Affiliates beneficially owning less than 51% of the outstanding Common Stock (on a fully diluted basis) and all holders of Common Stock (other than ELM and its Affiliates) are given the opportunity to sell all of their Common Stock in the transaction on substantially the same terms per share as ELM (provided, that such holders have the opportunity to receive all of their consideration in cash), and (v) any sale so long as, after giving effect to such sale, ELM and its Affiliates shall beneficially own 51% or more of the outstanding Common Stock on a fully diluted basis.

                        ARTICLE IV--REGISTRATION RIGHTS

  4.01 Registration.

    (a) The Company agrees that, at any time after the third anniversary of the date of this Agreement (or such earlier date as it shall have become illegal for ELM to own Common Stock directly or indirectly or to exercise fully all rights of ownership with respect to its shares) and until the tenth anniversary of the date of this Agreement, upon the request of ELM, the Company will file a registration statement (a "REGISTRATION STATEMENT") under the 1933 Act as to the number of shares specified in such request (the "REGISTERED SHARES"); provided that, subject to (S)4.04 of this Agreement (Additional Conditions), the Company shall not be required to file more than two Registration Statements that become effective and remain effective for the period referred to in (S)4.01(b).

    (b) The Company agrees to use its best efforts (i) to have any registration of the Registered Shares declared effective as promptly as practicable after the filing thereof, and (ii) to keep such registration statement effective for a period (up to three months) sufficient to complete the distribution of the Registered Shares. The Company further agrees to supplement or make amendments to the Registration Statement, if required (w) to respond to the comments of the Securities and Exchange Commission, (x) by the registration form utilized by the Company for such registration or by the instructions applicable to such registration form,
  (y) by the 1933 Act or the rules and regulations thereunder, or (z) by ELM (or any underwriter for ELM) with respect to information concerning ELM or such underwriter or the plan of distribution to be utilized with respect to the Registered Shares. The Company agrees to furnish to ELM copies of any such supplement or amendment prior to its being used or filed with the Securities and Exchange Commission (the "SEC").

  4.02 Registration Procedures. Subject to the provisions of (S)4.01 of this Agreement (Registration) in connection with the registration of shares hereunder, the Company will as expeditiously as possible:

    (a) furnish to ELM, prior to filing of a Registration Statement, copies of such Registration Statement as is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such Registration Statement (including each preliminary thereto), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents in such quantities as ELM may reasonably request from time to time in order to facilitate the disposition of the Registered Shares:

    (b) use all reasonable efforts to register or qualify the Registered Shares under such other securities or Blue Sky laws of such jurisdiction as ELM reasonably requests and of any and all other acts and things as may be reasonably necessary or advisable to enable ELM to consummate the disposition in such jurisdictions of the Shares owned by ELM; provided that the Company will not be required to qualify but for this subsection (b),
  (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

    (c) use all reasonable efforts to cause the Registered Shares to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable ELM to consummate the disposition of such Shares;

    (d) notify ELM, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such Registration Statement or amendment contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the Registered Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

    (e) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registered Shares;

    (f) make available for inspection by ELM, any underwriter participating in any disposition pursuant to such registration, and any attorney, accountant or other agent retained by any ELM or any such underwriter (collectively, the "INSPECTORS"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "RECORDS") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company to supply all information reasonably requested by any such Inspector in connection with such registration; provided that (i) records and information obtained hereunder shall be used by such persons only to exercise their due diligence responsibility, and (ii) records or information which the Company determines, in good faith, to be confidential shall not be disclosed by the Inspectors unless (x) the disclosure of such Records or information is necessary to avoid or correct a misstatement or omission in the Registration Statement, or (y) the release of such Records or information is ordered pursuant to a subpoena or other order from a court or governmental authority of competent jurisdiction. ELM shall use reasonable efforts, prior to any such disclosure, to inform the Company that such disclosure is necessary to avoid or correct a misstatement or omission in the Registration Statement. ELM further agrees that it will, upon learning that disclosure of such Records or information is sought in a court of governmental authority, give notice to the Company and allow the Company, at the expense of the Company, to undertake appropriate action to prevent disclosure of the Records or information deemed confidential;

    (g) use all reasonable efforts to obtain a comfort letter from the independent public accountants for the Company in customary form and covering such matters of the type customarily covered by comfort letters as ELM reasonably requests;

    (h) otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of twelve months, beginning within three months after the effective date of the registration, which earnings statement shall satisfy the provisions of (S)11(a) of the 1933 Act and Rule 158 thereunder; and

    (i) use all reasonable efforts to cause all Registered Shares to be listed on each securities exchange on which similar securities issued by the Company are listed.

  4.03 Conditions to Offerings. The obligations of the Company to take the actions contemplated by (S)4.01 (Registration) with respect to an offering of Shares shall be subject to the following conditions:

    (i) The Registered Shares shall constitute at least 10% of the outstanding Common Stock. If Registered Shares are to be distributed in an underwritten firm commitment offering, ELM shall have the right to select the investment banker or bankers and lead manager or managers to administer the offering and its or their counsel; provided that such lead manager or managers and such counsel must be reasonably satisfactory to the Company.

    (ii) There shall not have been an offering registered pursuant to (S)4.01 (Registration) within the immediately preceding twelve months and if such earlier offering was completed or is continuing.

    (iii) ELM shall conform to all applicable requirements of the 1933 Act and the 1934 Act with respect to the offering and sale of securities and advise each underwriter, broker or dealer through which any of the Registered Shares are offered that the Registered Shares are part of a distribution that is subject to the prospectus delivery requirements of the 1933 Act.

  The Company may require ELM to furnish to the Company such information regarding ELM or the distribution of the Registered Shares as the Company may from time to time reasonably request in writing, in each case only as required by the 1933 Act or the rules and regulations thereunder or under state securities or Blue Sky laws.

  ELM agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in (S)4.02(d) hereof, such holder will forthwith discontinue disposition of Registered Shares pursuant to the registration covering such Shares until ELM's receipt of the copies of the supplemented or amended prospectus contemplated by (S)4.02(d) hereof.

  4.04 Additional Conditions. The Company's obligations pursuant to (S)4.01 (Registration) shall be suspended if (i) the fulfillment of such obligations would require the Company to make a disclosure that would, in the reasonable good faith judgment of the Board, be detrimental to the Company because it is premature, (ii) the Company has filed a registration statement with respect to securities to be distributed in an underwritten public offering and it is advised by its lead or managing underwriter that an offering by ELM of the Registered Shares would materially adversely affect the distribution of such equity securities, or (iii) the fulfillment of such obligations would require the Company to prepare audited financial statements not required to be prepared for the Company to comply with its obligations under the 1934 Act as of any date not coincident with the last day of any fiscal year of the Company. Such obligations shall be reinstated (x) in the case of clause (i) above, upon the making of such disclosure by the Company (or, if earlier, when such disclosure would either no longer be necessary for the fulfillment of such obligations or no longer be detrimental, (y) in the case of clause (ii) above, upon the conclusion of any period during which the Company would not, pursuant to the terms of its underwriting arrangements, be permitted to sell the Registered Securities for its own account, and (z) in the case of clause
(iii) above, as soon as it would no longer be necessary to prepare such financial statements to comply with the 1933 Act. The period during which ELM is required to sell its shares pursuant to (S)4.05 (Registration Expenses) shall be tolled for the duration of any suspension pursuant to this paragraph.

  4.05 Registration Expenses. All expenses incident to the performance of or compliance with this Article IV by the Company, including, without limitation, all fees and expenses of compliance with securities or Blue Sky laws (including reasonable fees and disbursements of counsel in connection with Blue Sky qualifications of the Registered Shares), rating agency fees, printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed, fees and disbursements of counsel for the Company and its independent certified public accounts (including the expenses of any comfort letters required by or incident to such performance), securities acts liability insurance (if the Company elects to obtain such insurance), the reasonable fees and expenses of any special experts retained by the Company in connection with such registration and the fees and expenses of other persons retained by the Company (all such expenses being herein called "REGISTRATION EXPENSES"), will be borne by the Company. The Company will not have any responsibility for any registration or filing fees payable under any federal or state securities or Blue Sky laws or for any of the expenses of the holders of Registrable Securities incurred in connection with any registration hereunder including, without limitation, underwriting fees, discounts and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities, counsel fees of such holders and travel costs.

  4.06 Indemnification Contribution.

    (a) Indemnification by the Company. The Company agrees to indemnify, to the fullest extent permitted by law, ELM, its directors and officers and each person who controls ELM (within the meaning of either the 1933 Act or the 1934 Act) against any and all losses, claims, damages, liabilities and expenses (including attorneys' fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus (each as amended and or supplemented, if the Company shall have furnished any amendments or supplements thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances, under which they were made) not misleading, provided that the Company shall not be required to indemnify ELM or its officers, directors or controlling persons for any losses, claims, damages, liabilities or expenses resulting from any such untrue statement or omission if such untrue statement or omission is made in reliance on and conformity with any information with respect to such ELM or such other parties furnished to the Company by ELM or such other parties expressly for use therein. In connection with an underwritten offering, the Company will indemnify each underwriter thereof, the officers and directors of such underwriter, and each person who controls such underwriter (within the meaning of either the 1933 Act or 1934 Act) to the same extent as provided above with respect to the indemnification of ELM.

    (b) Indemnification by ELM. In connection with any registration in which ELM is participating, ELM will furnish to the Company in writing such information and affidavits with respect to ELM as the Company reasonably requests for use in connection with any such registration, prospectus, or preliminary prospectus and agrees to indemnify the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company (within the meaning of either the 1933 Act or the 1934 Act) to the same extent as the foregoing indemnity from the Company to such holder, but only with respect to information relating to such holder furnished to the Company in writing by ELM expressly for use in the Registration Statement, the prospectus, any amendment or supplement thereto, or any preliminary prospectus.

    (c) Conduct of Indemnification Proceedings. In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to
  (S)4.07(a) or (S)4.07(b), such person (hereinafter called the indemnified party) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party shall have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the indemnified parties, such firm shall be designated in writing by the indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this (S)4.07(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding affected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request, and
  (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request or reasonably objected in writing, on the basis of the standards set forth herein, to the propriety of such reimbursement prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

    (d) Contribution. If the indemnification provided for in this (S)4.07 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this (S)4.07, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
  (S)4.07(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

    The parties hereto agree that it would not be just and equitable if contribution pursuant to this (S)4.07(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of(S)11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

    If indemnification is available under this (S)4.07, the indemnifying parties shall indemnify each indemnified party to the full extent provided in (S)(S)4.06(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this (S)4.06(d).

  4.07 Rule 144. The Company covenants that it will file the reports required to be filed by it under the 1933 Act and the 1934 Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as ELM may reasonably request, all to the extent required from time to time to enable ELM to sell Shares without registration under the 1933 Act within the limitation of the exemptions provided by (i) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of ELM, the Company will deliver to ELM a written statement as to whether it has complied with such requirements.

  4.08 No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to ELM in this Agreement.

  4.09 Determination by Independent Directors. Any determination required to be made by the Company under this Article IV shall be made by a majority of the Independent Directors then in office.

                   ARTICLE V--REPRESENTATIONS AND WARRANTIES

  5.01 Representations of the Company.

    (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company.

    (b) The execution, delivery and performance by the Company of this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the 1934 Act; (ii) compliance with any applicable requirements of the 1933 Act; and (iii) compliance with any applicable foreign or state securities or Blue Sky laws.

    (c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene or conflict with the certificate of incorporation or bylaws of the Company, and (ii) assuming compliance with the matters referred to in (S)4.01(b), contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the company.

  5.02 Representations of ELM.

    (a) The execution, delivery and performance by ELM of this Agreement and the consummation by ELM of the transactions contemplated hereby are within ELM's corporate powers and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of ELM.

    (b) The execution, delivery and performance by ELM of this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the 1934 Act; (ii) compliance with any applicable requirements of the 1933 Act; and (iii) compliance with any applicable foreign or state securities or Blue Sky laws.

    (c) The execution, delivery and performance by ELM of this Agreement and the consummation by ELM of the transactions contemplated hereby do not and will not (i) contravene or conflict with the certificate of incorporation or bylaws of ELM, and (ii) assuming compliance with the matters referred to in (S)4.01(b), contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to ELM.

                           ARTICLE VI--MISCELLANEOUS

  6.01 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) sent by prepaid overnight courier service, or (iii) sent by telecopy or facsimile transmission, answer back requested, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice:

  if to ELM:
    c/o Pulsar Internacional, S.A. de C.V.
    Edificio Torrealta
    Av. Roble 300 Mezzanine
    66265 Garza Garcia, N.L.
    Mexico
    Attention: Lic. Alejandro Sanchez
    Telefax: 011-528-335-6993
  if to the Company:
    DNAP Holding Corporation
    6701 San Pablo Avenue
    Oakland, California 94608
    Attention: Carlos Herrera, Chairman and Chief Executive Officer
    Telefax:

  in each case, with a copy to each Independent Director at their address as reflected in the Company's records.

  Such notices, requests, demands, and other communications shall be effective upon actual receipt by the intended recipient.

  6.02 Amendments; No Waivers.

    (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by ELM and Company, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall be effective without the approval of a majority of the Independent Directors.

    (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

  6.03 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto except that, ELM may assign its rights to any transferee of its shares permitted under clauses (i) and (iii) of (S)3.01 (Restrictions on Transfer of Common Stock).

  6.04 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware.

  6.05 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

  6.06 Specific Performance. The Company acknowledges and agrees that ELM's and the Company's respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agrees that, in the event of a breach or threatened breach by the Company or ELM of the provisions of this Agreement, in addition to any remedies at law, ELM and the Company, respectively, without posting any bond shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

  6.07 Termination. Except for the provisions of Article V, the provisions of
(S)1.07 pertaining to Robert Serenbetz and the provisions of (S)1.10, which provisions shall survive for the periods set forth therein, this Agreement shall terminate upon the first to occur of (i) ELM and its Affiliates becoming the beneficial owner of 100% of the voting stock of the Company, and (ii) the day immediately preceding the 1999 annual meeting of Company stockholders, which annual meeting shall be held no earlier than May 1, 1999.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                          Empresas La Moderna, S.A. DE C.V.


                                          By:__________________________________
                                            Name:
                                            Title:

                                          DNAP Holding Corporation


                                          By:__________________________________
                                            Name:
                                            Title:

                                   ANNEX III                 [LOGO APPEARS HERE]

July 30, 1996

Board of Directors
DNA Plant Technology Corporation
6701 San Pablo Avenue
Oakland, California 94608

Gentlemen:

  We have acted as financial advisor to you in connection with the proposed merger transaction ("Merger") whereby Bionova Acquisition, Inc. ("Merger Sub"), a wholly owned subsidiary of Bionova U.S., Inc. ("Bionova"), will be merged with and into DNA Plant Technology Corporation (the "Company"), pursuant to an Agreement and Plan of Merger, dated as of January 26, 1996, as amended (the "Merger Agreement"), among Empresas La Moderna, S.A. de C.V. ("Parent"), Bionova, S.A. de C.V. ("Bionova Mexico"), Bionova, Merger Sub and the Company. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement.

  As more specifically set forth in the Merger Agreement, as a condition to the Merger, Parent shall cause the transfer directly and indirectly to Bionova of its interest in the various affiliated entities referred to in the Merger Agreement as the "Bionova Group." Upon consummation of the Merger, among other things, the issued and outstanding shares of common stock of the Company ("Company Common Stock") and the issued and outstanding shares of $2.25 Convertible Exchangeable Preferred Stock of the Company (the "Company Convertible Exchangeable Preferred Stock") will be converted into the right to receive an aggregate of approximately 5.502 million shares of Bionova Common Stock (the "Aggregate Merger Consideration"). Company Common Stock and Company Convertible Exchangeable Preferred Stock are herein referred to collectively as "Company Stock." You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration to the holders of Company Stock as a group.

  Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements, and valuation for estate, corporate and other purposes. Piper Jaffray has performed financial advisory services for the Company in the past for which it has received customary fees, including 30,000 shares of Company Common Stock held by Piper Jaffray. For our services in rendering this opinion, the Company will pay a fee and indemnify us against certain liabilities. In addition, the Company has agreed to pay us a fee when the Merger is consummated.

  In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Included in our review were (i) the Merger Agreement, (ii) the Non-Exclusive Patent License Agreement, the Loan Agreement and the Sole Patent License Agreement, each dated as of January 26, 1996, (iii) the forms of the Long-Term Funded Research and Development Agreement and Governance Agreement, each as attached to the Merger Agreement, (iv) certain information relating to the business, financial condition and operations of Parent and the Bionova Group and certain other financial and operating data of the Bionova Group prepared for financial planning purposes and furnished by the management of Bionova Group, (v) certain financial and securities data of companies deemed similar to the Bionova Group, (vi) to the extent publicly available, the financial terms of certain acquisition transactions involving companies operating in industries deemed similar to those in which the Company and the Bionova Group operate, (vii) publicly available information relative to the Company, (viii) certain other financial and operating data of the Company prepared for financial planning purposes and furnished by the management of the Company,
(ix) certain financial and operating data of the combined company resulting from the Merger (the "Combined

Company") furnished by the management of the Company, and (x) certain financial and securities data of the Company and companies deemed similar to the Company. We have visited the headquarters of the Company in California and have had discussions with members of its management concerning the Company's financial condition and current operating results and the business outlook for the Company and the Combined Company. We have also visited the headquarters and principal facilities of Parent and the Bionova Group and have had discussions with members of its management concerning the Bionova Group's financial condition and current operating results, the business outlook for the Bionova Group and the Combined Company and Parent's plans relating to the Combined Company.

  We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company, Parent and the Bionova Group or otherwise made available to us, and have not attempted independently to verify such information. We have further relied upon the assurances of the managements of the Company, Parent and the Bionova Group that the information provided to us by the Company, Parent and the Bionova Group has been prepared on a reasonable basis, and, with respect to financial planning data, products and technologies under development, and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Upon the advice of the Company, Parent and the Bionova Group and their legal and accounting advisors, we have assumed (i) the Merger will be treated as a purchase for accounting purposes; and (ii) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not received advice from legal counsel to the Company or Bionova Group concerning the probable outcome of, or estimated damages which might arise from, any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company or Bionova Group or their affiliates is a party or may be subject and have undertaken no analysis thereof independently. Accordingly, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

  In arriving at our opinion, we have not performed any appraisals or valuations of specific assets of the Company or the Bionova Group, including without limitation, intellectual property, and we express no opinion regarding the liquidation value of any entity. Our opinion expressed herein relates solely to the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration to the holders of Company Stock as a whole, and not the division thereof among the holders of classes of Company Stock. We were not requested to opine as to, and this opinion does not in any manner address the Company's underlying decision to proceed with or effect the Merger.

  This opinion is based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the facts and assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which shares of Company Stock have traded or shares of Bionova Common Stock may trade at any future time.

  This opinion is for the benefit of the Board of Directors of the Company and shall not be relied upon, published or otherwise used, nor shall any public references to us be made without our written consent. This letter may be included in the proxy statement/prospectus mailed to the Company's stockholders in connection with the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

  Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Aggregate Merger
Consideration proposed to be received by the holders of Company Stock in the Merger is fair in the aggregate, from a financial point of view, as of the date hereof, to the holders of Company Stock as a group.

                                          Sincerely,

                                          Piper Jaffray Inc.

- -------------------------------------------------------------------------------
    / /

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR.

PROPOSAL TO ADOPT THE MERGER AGREEMENT.

FOR /X/     AGAINST /X/     ABSTAIN /X/

                                                    Change of Address and
                                                     or Comments Mark Here /X/


                                    Note: Please sign exactly as shown at left.
                                    If stock is jointly held, each owner should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should indicate their fiduciary capacity or full title when signing.

                                 |  Dated:_______________________________, 1996
                                 |  ___________________________________________
                           ______|  ___________________________________________
                                          Signature(s) of Stockholder(s)


Sign, Date, and Return the          Votes MUST be indicated
Proxy Card Promptly Using           (x) in Black or Blue ink.     /X/
the Enclosed Envelope.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                       DNA PLANT TECHNOLOGY CORPORATION

                        SPECIAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Robert Serenbetz, Willem F. O. Spiegel and Stephen M. Prichard, and each of them, with power of substitution, as proxies and authorizes them to represent and to vote, as designated below, all the common stock, par value $.01 per share, of DNA PLANT TECHNOLOGY CORPORATION that the undersigned is entitled to vote at the Special Meeting of Stockholders of DNA PLANT TECHNOLOGY CORPORATION to be held on September 26, 1996 at 10:00 a.m., local time, at the Berkeley Marina Marriott, 200 Marina Boulevard, Berkeley, California 94710, and at any adjournment or postponement thereof.

        This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s).

        If no direction is made, this proxy will be voted FOR the adoption of the Merger Agreement, and in the discretion of the proxy holders for all procedural matters that come before the Special Meeting.

                                (Continued and to be Completed on Reverse Side.)

                                        DNA PLANT TECHNOLOGY CORPORATION
                                        P.O. BOX 11076
                                        NEW YORK, N.Y. 10203-0076
- --------------------------------------------------------------------------------

                PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The General Corporation Law of the State of Delaware (the "DGCL") permits Bionova U.S. Inc. ("Bionova") and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of Bionova or in an action by stockholders of Bionova.

  Bionova's Certificate of Incorporation eliminates the liability of directors to stockholders or Bionova for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Certificate of Incorporation also authorizes Bionova to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee or agent of Bionova. In addition, Bionova's Certificate of Incorporation permits Bionova to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL.

  Pursuant to the Governance Agreement to be entered into upon the consummation of the proposed merger transaction, Empresas La Moderna, S.A. de C.V., an affiliate of Bionova ("ELM"), has agreed to cause Bionova to indemnify each Independent Director (as defined in such Governance Agreement) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with Bionova's consent of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of the fact that such person as or was an Independent Director, subject to the terms and conditions of such Governance Agreement.

  ELM maintains a standard form of officer's and directors' liability insurance policy which provides coverage to the officers and directors of Bionova for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

  The foregoing summaries are necessarily subject to the text of the statute, bylaws, certificate of incorporation and insurance policy referenced above and are qualified in their entirety by reference thereto.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

  2.1 Agreement and Plan of Merger (Annex I to the Proxy Statement/Prospectus)
      Amendment No. 1 to Agreement and Plan of Merger (Annex I to the Proxy
  2.2 Statement/Prospectus)
      Amendment No. 2 to Agreement and Plan of Merger (Annex I to the Proxy
  2.3 Statement/Prospectus)
  3.1 Certificate of Incorporation of Bionova
  3.2 Bylaws of Bionova
  5.1 Opinion of Thompson & Knight, P.C., regarding legality of securities
  8.1 Opinion of Thompson & Knight, P.C., regarding federal tax matters
 10.1 Loan Agreement dated as of January 26, 1996 between Bionova and DNAP
      Assignment of Patents dated as of January 26, 1996 made by DNAP in favor
 10.2 of ELM
      Sole Patent License Agreement dated as of January 26, 1996 between DNAP
 10.3 and Bionova
      Non-Exclusive Patent License Agreement dated as of January 26, 1996
 10.4 between DNAP and Bionova
 10.5 Form of Governance Agreement between ELM and Bionova (Annex II to the
      Proxy Statement/Prospectus)
 10.6 Form of Long Term Funded Research Agreement between ELM and DNAP
 10.7 Promissory Note dated January 26, 1996

 21.1 Subsidiaries of the Registrant
 23.1 Consent of KPMG Peat Marwick LLP
 23.2 Consent of Price Waterhouse
 23.3 Consents of Thompson & Knight, P.C. (included in Exhibits 5.1 and 8.1)
 23.4 Consent of Piper Jaffray Inc.
 23.5 Consent of Price Waterhouse LLP
 24.1 Power of Attorney (included on page II-4 of this Registration Statement)
 99.1 Consent of Robert Serenbetz to become a Director
 99.2 Consent of Dr. Nam-Hai Chua to become a Director
 99.3 Consent of Dr. Gerald Laubach to become a Director
 99.4 Consent of Evelyn Berezin to become a Director
 99.5 Consent of Douglas Luke, Jr. to become a Director
 99.6 Consent of Bernardo Jimenez to become a Director

(B) FINANCIAL STATEMENT SCHEDULES

  DNA PLANT TECHNOLOGY CORPORATION AND SUBSIDIARIES

  II Valuation and qualifying accounts and reserves (included on page F-21 of the Proxy Statement/Prospectus constituting Part I hereof).

  All other schedules are omitted as the required information is presented in the consolidated financial statements or related notes or is not applicable.

ITEM 22. UNDERTAKINGS.

  (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (2) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (3) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (5) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MONTERREY AND STATE OF NUEVO LEON, MEXICO ON THE 9TH DAY OF AUGUST, 1996.

                                          Bionova U.S. Inc.

                                                    /s/ Carlos Herrera
                                          By: _________________________________
                                              CARLOS HERRERA CHAIRMAN OF THE
                                             BOARD AND CHIEF EXECUTIVE OFFICER

  The persons whose signatures appear below hereby severally constitute and appoint Carlos Herrera and Arthur H. Finnel, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

         /s/ Carlos Herrera            Chairman of the           August 9th,
- -------------------------------------   Board and Chief              1996
           CARLOS HERRERA               Executive Officer
                                        and Director
                                        (Principal
                                        Executive Officer)

        /s/ Arthur H. Finnel           Treasurer and Chief       August 9th,
- -------------------------------------   Financial Officer            1996
          ARTHUR H. FINNEL              (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

           /s/ Peter Davis             Director                  August 9th,
- -------------------------------------                                1996
             PETER DAVIS

       /s/ Francisco Gonzalez          Director                  August 9th,
- -------------------------------------                                1996
         FRANCISCO GONZALEZ

         /s/ Erik Jurgensen            Director                  August 9th,
- -------------------------------------                                1996
           ERIK JURGENSEN

       /s/ Alejandro Rodriguez         Director                  August 9th,
- -------------------------------------                                1996
         ALEJANDRO RODRIGUEZ